Exhibit 99.2

NOTICE OF SPECIAL

MEETING OF SHAREHOLDERS

to be held on Tuesday, January 8, 2019

and

MANAGEMENT INFORMATION CIRCULAR

with respect to a proposed

ARRANGEMENT

involving

TAHOE RESOURCES INC.

December 4, 2018

These materials are important and require your immediate attention. If you have questions or require assistance with voting your shares, you may contact our proxy solicitation agent:

Laurel Hill Advisory Group

North American Toll-Free Number: 1-877-452-7184

Collect Calls Outside North America: 416-304-0211

Email: assistance@laurelhill.com

Our vision is to be the world’s premier silver

producer, with a reputation for excellence in

discovery, engineering, innovation and

sustainable development.

What’s Inside

Notice of a Special Meeting of Shareholders	v

About this Information Circular	1

General Information	3

Frequently Asked Questions	10

About the Special Meeting	19

Voting	21

Business to be Acted Upon at the Special Meeting	25

The Arrangement	29

The Arrangement Agreement	55

Risk Factors	76

Pan American Post-Arrangement	98

Information Concerning Pan American	101

Information Concerning Tahoe	106

Interest of Informed Persons in Material Transactions	120

Interest of Certain Persons in Matters to be Acted Upon	120

Experts	121

Additional Information	121

Other Matters Which May Come Before The Special Meeting	122

Schedule A – Glossary	A-1
Schedule B – Pan American Resolutions	B-1
Schedule C – Unaudited Pro Forma Consolidated Financial Statements	C-1
Schedule D – CIBC Opinion	D-1
Schedule E – TD Opinion	E-1
Schedule F – Rights Indenture	F-1
Schedule G – Post-Arrangement Organizational Chart	G-1

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December 4, 2018

Dear Shareholder:

You are invited to attend a special meeting of shareholders of Pan American Silver Corp. (“Pan American”) to be held on Tuesday, January 8, 2019 at 10:00 a.m. (Vancouver time) at 1200 Waterfront Centre, 200 Burrard Street, Vancouver, British Columbia (the “Special Meeting”).

At the Special Meeting you will be asked to consider a special resolution (the “Authorized Capital Resolution”) to approve an increase to the maximum number of common shares of Pan American (the “Pan American Shares”) that Pan American is authorized to issue from 200,000,000 Pan American Shares to 400,000,000 Pan American Shares. An increase is necessary in connection with Pan American’s proposed acquisition of all of the issued and outstanding common shares of Tahoe Resources Inc. (“Tahoe”) by way of a plan of arrangement (the “Arrangement”) under the Business Corporations Act (British Columbia) (the “BCBCA”) and is also warranted to maintain flexibility in Pan American’s future corporate planning.

You will also be asked to consider an ordinary resolution (the “Share Issuance Resolution”) to approve the issuance of up to 72,533,152 Pan American Shares to the shareholders of Tahoe (the “Tahoe Shareholders”) in connection with the Arrangement.

The management information circular that accompanies this letter (the “Circular”) contains a detailed description of the Arrangement as well as detailed information regarding Pan American and Tahoe and certain pro forma and other information regarding Pan American after giving effect to the Arrangement. It also includes certain risk factors relating to the completion of the Arrangement. Please give this material your careful consideration.

Tahoe is a precious metals mining company which operates in Guatemala, Peru and Canada. In particular, Tahoe owns the Escobal silver mine located in southeast Guatemala (the “Escobal Mine”) which is one of the world’s most attractive silver assets. The Arrangement is the fruition of several years of careful analysis, due diligence and discussions between Pan American and Tahoe. The acquisition of Tahoe is logical and consistent with Pan American’s vision to become the leading low-cost primary producer of silver in the world.

REASONS FOR AND BENEFITS OF THE ARRANGEMENT:

The Arrangement will:

●

expand Pan American’s portfolio of silver properties with one of the most attractive silver properties in the world: the Escobal Mine in Guatemala. Upon restart of production, the Escobal Mine will increase Pan American’s silver production by approximately 80% compared to Pan American’s estimated 2018 production of approximately 25 million ounces;

●	give Pan American the largest silver reserves base of its peer group;

●	provide estimated gross margins that will be the highest of Pan American’s peer group;

●

generate a leading growth profile for silver production, with: (i) Tahoe’s Escobal Mine capable of a rapid restart following the positive conclusion of the ILO 169 consultation process and stakeholder engagement; (ii) expansion potential at La Colorada following Pan American’s recent major exploration discovery; and (iii) the Navidad project, one of the world’s largest undeveloped primary silver deposits;

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●	maintain Pan American’s strong financial position, which will enable the combined company to advance key growth projects;

●	provide improved geographic diversification, while maintaining Pan American’s focus on the Americas;

●	create the largest publicly traded silver mining company by free float, which we believe will make Pan American the leading investment vehicle for silver mining investors; and

●	provide Pan American with an improved cost profile and increased geographic diversification.

The Arrangement is not without risk. In particular, the Escobal Mine is currently suspended pending an ILO 169 consultation process with local Indigenous peoples by the Guatemalan government. The resumption of mining operations at the Escobal Mine also requires an end to the protest and blockade near the town of Casillas in Guatemala to enable full access in and out of the Escobal Mine and the renewal of the Escobal Mine’s export credentials from the Guatemalan government. The risk has been partially mitigated through the way we have structured the transaction whereby a portion of the consideration payable to the Tahoe Shareholders is contingent on a resumption of production at the Escobal Mine. In addition, Pan American has a proven 25-year track record of responsibly constructing and operating mines in Latin America and building trust with local communities and Indigenous groups. Based on this experience, Pan American firmly believes that a lasting social licence for the restart of the Escobal Mine can be achieved once the consultation process with local Indigenous peoples is completed and the process is approved by Guatemalan courts.

In addition to the completion of extensive due diligence with respect to the Arrangement, your board of directors also received financial advice from CIBC World Markets Inc. and TD Securities Inc. that the Arrangement is fair from a financial point of view to Pan American.

AFTER CAREFUL CONSIDERATION OF THE ARRANGEMENT, THE BOARD OF DIRECTORS OF PAN AMERICAN UNANIMOUSLY RECOMMENDS THAT SHAREHOLDERS VOTE FOR THE AUTHORIZED CAPITAL RESOLUTION AND THE SHARE ISSUANCE RESOLUTION.

SHAREHOLDER VOTE

The Authorized Capital Resolution must be approved by at least 66 2⁄3% of the votes cast by shareholders of Pan American’s (the “Pan American Shareholders”), either present in person or by proxy at the Special Meeting and the Share Issuance Resolution must be approved by at least a majority of the votes cast (50% plus one vote).

CONDITIONS

In order to become effective, among other things, the Arrangement also requires the approval of the Tahoe Shareholders and the Supreme Court of British Columbia (the “Court”), and the satisfaction of certain closing conditions customary to transactions of this nature. Assuming that all conditions to the Arrangement are satisfied, we expect the Arrangement to be completed on or about February 26, 2019.

Your vote is very important. Whether or not you plan to attend the Special Meeting, please submit your vote as soon as possible to ensure your views are represented at the Special Meeting. You can vote online or by phone, fax, mail or in person at the Special Meeting.

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I strongly support the arrangement and will, along with my fellow officers and directors, be voting my shares in Pan American in favour of both resolutions. I urge you to do the same.

SHAREHOLDER QUESTIONS

If you have any questions relating to the attached document or with the completion and delivery of your proxy, please contact Laurel Hill Advisory Group (“Laurel Hill”), the proxy solicitation agent, by telephone at 1-877-452-7184 (North American Toll Free); or 416-304-0211 (Collect Outside North America); or by email at assistance@laurelhill.com.

Yours sincerely,

(Signed) Ross J. Beaty

Ross J. Beaty, C.M.

Director and Chairman

Vancouver, British Columbia

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SPECIAL MEETING OF SHAREHOLDERS

Notice of a Special Meeting of Shareholders

WHEN:	WHERE:
Tuesday, January 8, 2019 10:00 a.m. (Vancouver time)	1200 Waterfront Centre 200 Burrard Street
Vancouver, British Columbia

We will cover the following items of business:

1.

The Authorized Capital Resolution to increase the maximum number of Pan American Shares that Pan American is authorized to issue from 200,000,000 Pan American Shares to 400,000,000 Pan American Shares. The full text of the Authorized Capital Resolution is attached as Part I of Schedule B to the accompanying Circular.

2.

The Share Issuance Resolution to authorize the issuance of up to 72,533,152 Pan American Shares as consideration in respect of the Plan of Arrangement involving Pan American and Tahoe under the BCBCA, pursuant to which Pan American will acquire all of the issued and outstanding common shares of Tahoe, as more fully described in the accompanying Circular. The full text of the Share Issuance Resolution is attached as Part II of Schedule B to the accompanying Circular.

3.	Transact any other business that may properly come before the Special Meeting.

Your vote is important.

You are entitled to receive this notice and vote at our Special Meeting if you owned Pan American Shares as of the close of business on November 29, 2018 (the record date for the Special Meeting).

The accompanying Circular contains important information about what the Special Meeting will cover, who can vote and how to vote. Please read it carefully. The Circular is expected to be mailed to our shareholders on or about December 6th, 2018 with a proxy or voting instruction form (“VIF”) in accordance with applicable laws.

The accompanying Circular and other materials are being sent to both registered and non-registered Pan American Shareholders.

If you are a registered Pan American Shareholder, send your completed proxy by fax, mail or on the internet, to Computershare Investor Services Inc. (“Computershare”). They must receive your proxy by 10:00 a.m. (Vancouver time) on January 4, 2018, or at least 48 hours (excluding Saturdays, Sundays and statutory holidays in British Columbia) prior to the time of any adjournment or postponement of the Special Meeting. The Chairman of the Special Meeting has the discretion to accept or reject late proxy forms.

If a Pan American Shareholder receives more than one form of proxy because such holder owns Pan American Shares registered in different names or addresses, each form of proxy should be completed and returned.

If you are a non-registered holder of Pan American Shares and have received these materials through your broker, custodian, nominee or other intermediary, please complete and return the form of proxy or VIF provided to you by your broker, custodian, nominee or other intermediary in accordance with the instructions provided therein. Your intermediary is responsible for properly executing your voting instructions. The package should include a VIF for you to complete with your voting instructions.

We have retained Laurel Hill to act as our proxy solicitation and information agent in connection with the Special Meeting. If you have any questions relating to the attached document or the Special Meeting, please contact Laurel Hill by telephone at 1-877-452-7184 (North American Toll Free); or 416-304-0211 (Collect Outside North America); or by email at assistance@laurelhill.com.

DATED at Vancouver, British Columbia this 4th day of December, 2018.

BY ORDER OF THE BOARD OF DIRECTORS

(Signed) Michael Steinmann

Michael Steinmann,

President & Chief Executive Officer

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SPECIAL MEETING OF SHAREHOLDERS

About this Information Circular

You have received this Circular because our records indicate that you owned Pan American Shares as of the close of business on November 29, 2018 (the “Record Date”), for the 2018 Special Meeting of Pan American Shareholders to be held at 10:00 a.m. (Vancouver time) on January 8, 2019. You have the right to attend the Special Meeting and vote on the various items of business to be addressed at the Special Meeting in person or by proxy. You retain these rights if the Special Meeting is adjourned or postponed.

In This document, we us, our, Pan American and the Company mean Pan American Silver Corp.

You, your and shareholder mean holder of Share of Pan American as of the record date.

Your vote is important. This Circular describes what the Special Meeting will cover and how to vote, either by completing the form include with this package or by attending the Special Meeting in person.

In particular, you will be asked to consider the Authorized Capital Resolution to approve the increase of the maximum number of Pan American Shares that Pan American is authorized to issue from 200,000,000 Pan American Shares to 400,000,000 Pan American Shares. This increase in authorized capital is necessary in connection with Pan American’s proposed acquisition of all of the issued and outstanding common shares of Tahoe by way of a Plan of Arrangement under the BCBCA and is also warranted to maintain flexibility in our future corporate planning.

You will also be asked to consider the Share Issuance Resolution to approve the issuance of up to 72,533,152 Pan American Shares to the Tahoe Shareholders as consideration pursuant to the Arrangement.

Both the Board of Directors (the “Board”) and management of Pan American encourage you to vote. Our management will be soliciting your vote for this Special Meeting and any Special Meeting that is reconvened if it is postponed or adjourned.

Unless otherwise indicated, all currency amounts stated in this Circular are stated in the lawful currency of the United States.

This Circular is dated December 4, 2018. Unless otherwise stated, information in this Circular is as of December 4, 2018.

Receiving Documents

This Circular is expected to be mailed to Pan American Shareholders on or about December 6, 2018 with a proxy or VIF, in accordance with applicable laws.

This Circular and other materials are being sent to both registered and non-registered Pan American Shareholders.

If you are a registered Pan American Shareholder, send your completed proxy by fax, mail or on the internet, to Computershare. They must receive your proxy by 10:00 a.m. (Vancouver time) on January 4, 2019, or at least 48 hours (excluding Saturdays, Sundays and statutory holidays in British Columbia) prior to the time of any adjournment or postponement of the Special Meeting. The Chairman of the Special Meeting has the discretion to accept late proxy forms.

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If you are a non-registered Pan American Shareholder, we have provided these documents to your broker, custodian, fiduciary or other intermediary to forward to you. Please follow the voting instructions that you receive from your intermediary. Your intermediary is responsible for properly executing your voting instructions.

If you have any questions about the procedures to be followed to qualify to vote at the Special Meeting or about obtaining and depositing the required form of proxy, you should contact Laurel Hill, the proxy solicitation agent, by telephone at: 1-877-452-7184 (North American Toll Free); or 416-304-0211 (Collect Outside North America); or by email at: assistance@laurelhill.com.

Additional information

You can find financial information relating to Pan American in our comparative financial statements and management’s discussion and analysis (“MD&A”) for our most recently completed financial year or quarter. See our MD&A, financial statements and our annual information form (and the related United States Securities and Exchange Commission filings on Form 40-F and Form 6-K) for additional information about us. These documents are available on:

●	our website (www.panamericansilver.com)

●	SEDAR (www.sedar.com)

●	EDGAR (www.sec.gov)

You can also request copies of these documents or additional copies of this Circular, free of charge, by contacting our corporate secretary:

Corporate Secretary Pan American Silver Corp. 1500 – 625 Howe Street Vancouver, British Columbia V6C 2T6	www.panamericansilver.com 1-800-677-1845 (North America toll-free) 604-684-0147 (fax)

Our Board has approved the contents of this Circular and has authorized us to send it to you. We have also sent a copy to each of our directors and our auditor.

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General Information

Defined Terms

This Circular contains defined terms. For a list of the defined terms, please see the Glossary attached as Schedule A to this Circular.

Information Contained in this Circular

The information contained in this Circular is given as at December 4, 2018, except where otherwise noted, and information contained in documents incorporated by reference herein is given as of the dates noted in those documents.

This Circular does not constitute an offer to buy or a solicitation of an offer to sell any securities, or the solicitation of a proxy, by any person in any jurisdiction in which such an offer or solicitation is not authorized or in which the person making such an offer or solicitation is not qualified to do so or to any person to whom it is unlawful to make such an offer or solicitation.

You should not construe the contents of this Circular as legal, tax or financial advice and should consult with your own professional advisors in considering the relevant legal, tax, financial or other matters contained in this Circular.

No person has been authorized to give any information or make any representation in connection with the Arrangement or any other matters to be considered at the Special Meeting other than those contained in our press release dated November 14, 2018, our investor presentation dated November 14, 2018, our material change report dated November 26, 2018 and this Circular (or incorporated by reference herein). If given or made, any such information or representation must not be relied upon as having been authorized by us.

All summaries of, and references to, the Arrangement in this Circular are qualified in their entirety by reference to the complete text of the plan of arrangement (the “Plan of Arrangement”) attached as Schedule A to the arrangement agreement between Pan American and Tahoe dated November 14, 2018 (the “Arrangement Agreement”), which is available on SEDAR (www.sedar.com) and EDGAR (www.sec.gov). You are urged to carefully read the full text of the Plan of Arrangement.

Information Concerning Tahoe

Except as otherwise indicated, the information concerning Tahoe contained in this Circular has been provided by Tahoe or taken from, or is based upon, publicly available information and records on file with Canadian securities regulatory authorities and other public sources. In the Arrangement Agreement, Tahoe provided a covenant that it would ensure that the information provided by it for the preparation of this Circular does not include an untrue statement of a material fact or omit to state a material fact required to be stated in this Circular in order to make any information so furnished or concerning Tahoe not misleading in light of the circumstances. Although we have no knowledge that would indicate that any statements contained herein concerning Tahoe taken from or based on such documents and records are untrue or incomplete, neither we nor any of our directors or officers assume any responsibility for the accuracy or completeness of such information, including any of Tahoe’s financial statements or Tahoe’s mineral reserve and mineral resource estimates, or for any failure of Tahoe to disclose events or facts which may have occurred or which may affect the significance or accuracy of any such information but which are unknown to us.

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Cautionary Notice Regarding Forwarding-Looking Statements and Information

This Circular, and the documents incorporated by reference herein, contain certain “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and “forward-looking information” within the meaning of applicable Canadian provincial securities laws. All statements, other than statements of historical fact, are forward-looking statements or information. When used in this Circular, the words “anticipate”, “believe”, “continue” “estimate”, “expect”, “objective”, “ongoing”, “will”, “project”, “should”, “intend”, “potential” “pro forma”, “target”, “plan”, “forecast”, “budget”, “may”, “schedule” and other similar expressions are intended to identify forward-looking statements or information. These forward-looking statements or information relate to, among other things:

●	the timing and implementation of the Arrangement;

●	expectations regarding whether the Arrangement will be completed, including whether the conditions to completion of the Arrangement will be satisfied;

●	the sources and impact of funding of the Arrangement;

●	the integration of Tahoe with Pan American following the Arrangement;

●	the anticipated benefits of the Arrangement;

●	the enhanced geographic diversification benefits of the Arrangement;

●	the expectation that the Arrangement will lead to greater efficiencies and lower costs of production;

●	the expectation that the combined company will have a leading growth profile for silver production;

●	the expectation that the combined company will be the largest publicly traded silver mining company by free float and one of the world’s most liquid silver investments;

●	our business outlook following the Arrangement;

●	plans and expectations for Pan American’s and Tahoe’s properties and operations following the Arrangement;

●	forecast business and financial results, including the estimates of expected or anticipated economic returns from Pan American and Tahoe’s mining projects;

●	completion of the ILO 169 consultation process and receipt of Guatemalan court approval;

●	community engagement and re-issuance of licenses and permits to enable the restart of Tahoe’s Escobal Mine and production from such mine;

●	an end to the road blockage at Casillas to enable full access in and out of the Escobal Mine and the renewal of the Escobal Mine’s export credential from the Guatemalan government;

●	the capability of the Escobal Mine to rapidly restart upon the completion of the ILO 169 consultation process;

●	the expectation that the Escobal mine will significantly increase Pan American’s silver production;

●	the expectation that the combined company will have the largest silver reserves base of its peer group;

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●	first commercial shipment of concentrate from the Escobal Mine following restart of operations and the conversion and exchange of the Contingent Value Rights (“CVRs”) following such an event;

●	expansion of the La Colorada mine;

●	the development of the Navidad project;

●	combined financial position;

●	potential non-core asset sales and the timing for such sales;

●	access to and estimated costs of capital;

●	operating synergies;

●	achievement of anticipated production levels;

●	sources and impact of funding of the Arrangement;

●	approval of the Arrangement by Tahoe and Pan American Shareholders;

●	whether the Payment Condition (as defined under the heading “The Arrangement – Rights Indenture – Payment Condition and Procedures”) for the CVRs will be met;

●	receipt of regulatory approvals;

●	closing conditions for the Arrangement being met;

●	cash and total costs of production at each of Pan American’s and Tahoe’s properties;

●	strong financial position of Pan American and Tahoe after the Arrangement;

●	future opportunities for growth;

●	the dates for the Tahoe and Pan American Shareholder meetings;

●	the Tahoe directors and officers abiding by the terms of the voting and support agreements;

●	operating margins, shareholder returns, cost profile and integration plans;

●	estimated production rates for silver and other payable metals produced by Pan American and Tahoe;

●	the price of silver and other metals;

●	future sales of metals, concentrates or other products produced by Pan American and Tahoe;

●	Pan American’s and Tahoe’s mineral reserve and mineral resource estimates;

●	our ability to pay out dividends following completion of the Arrangement;

●	the governance and management structure of Pan American following the completion of the Arrangement;

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●	the sufficiency of Pan American’s and Tahoe’s current working capital and anticipated operating cash flow;

●	estimated closure costs and the cost of remediation programs;

●	the expectation that the Pan American Shares issued to Tahoe Shareholders will be listed on the Toronto Stock Exchange (the “TSX”) and Nasdaq Stock Market (“Nasdaq”);

●	the trading price of Pan American’s and Tahoe’s common shares;

●

there being no significant political developments, whether generally, or in respect of the mining industry specifically, in any of Mexico, Argentina, Peru, Bolivia, Guatemala, Canada and the United States that are not consistent with Pan American’s or Tahoe’s current expectations;

●

there being no significant disruptions affecting Pan American’s or Tahoe’s operations, whether due to permitting issues, environmental issues, construction delays, labour disruptions, natural disasters, litigation, social issues, supply disruptions, power disruptions, damage to equipment or otherwise;

●	the exchange rates between the Canadian dollar, U.S. dollar, Peruvian Sol, Mexican Peso, Argentina Peso, Guatemalan Quetzal and Bolivia Boliviano;

●	prices for energy inputs and other key supplies;

●	labour and materials costs; and

●	anticipated taxes.

These statements or information reflect our current views with respect to future events and are necessarily based upon a number of assumptions and estimates that, while considered reasonable by us, are inherently subject to significant business, economic, competitive, political and social uncertainties and contingencies. Many factors, both known and unknown, could cause actual results, performance or achievements to be materially different from the results, performance or achievements that are or may be expressed or implied by such forward-looking statements or information contained in this Circular and we have made assumptions and estimates based on or related to many of these factors. The factors and assumptions related to the Arrangement include, but are not limited to:

●	the approval of the Arrangement by the Court;

●	the approval of the Authorized Capital Resolution by Pan American Shareholders;

●	the approval of the Share Issuance Resolution by Pan American Shareholders;

●

the approval of the special resolution of the Tahoe Shareholders holding common shares in the capital of Tahoe (the “Tahoe Shares”) approving the Arrangement substantially in the form and content of Schedule B to the Arrangement Agreement (the “Tahoe Resolution”);

●

the positive conclusion of the current ILO 169 consultation process with local Indigenous peoples in connection with the Escobal Mine, approval of the process by the Guatemalan courts, re-issuance of the export credentials for the Escobal Mine and the re-establishment of the social licence;

●	the removal of the road blockage near the town of Casillas on the primary road that connects Guatemala City to the Escobal Mine near San Rafael Las Flores;

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●	the receipt of all required regulatory and third party approvals to complete the Arrangement;

●	the completion of the Arrangement;

●	tonnage of ore to be mined and processed;

●	ore grades and recoveries;

●	prices for silver, gold and base metals remaining as estimated;

●	currency exchange rates remaining as estimated;

●	capital, decommissioning and reclamation estimates;

●	our mineral reserve and resource estimates and the assumptions upon which they are based;

●	prices for energy inputs, labour, materials, supplies and services (including transportation);

●	no labour-related disruptions at any of our operations;

●	no unplanned delays or interruptions in scheduled production;

●	no extreme weather events causing prolonged disruptions;

●	no litigation threatening our ongoing operations;

●	all necessary permits, licenses and regulatory approvals for our operations are received in a timely manner; and

●	our ability to comply with environmental, health and safety laws.

Other factors include, without limitation: fluctuations in spot and forward markets for silver, gold, base metals and certain other commodities (such as natural gas, fuel oil and electricity); fluctuations in currency markets (such as the Canadian dollar, Peruvian Sol, Mexican Peso, Argentine Peso, Guatemalan Quetzal and Bolivian Boliviano versus the U.S. dollar); changes in national and local government, legislation, taxation, controls or regulations including, among others, changes to import and export regulations and laws relating to the repatriation of capital and foreign currency controls; political or economic developments in Canada, the United States, Mexico, Peru, Argentina, Bolivia, Guatemala or other countries where Pan American and Tahoe may carry on business in the future; the impact on relationships with regulatory bodies, employees, suppliers, customers and competitors; operational risks and hazards associated with the business of mineral exploration, development and mining (including equipment breakdowns, natural disasters, environmental hazards, industrial accidents, unusual or unexpected geological or structural formations, cave-ins, flooding and severe weather); risks relating to the credit worthiness or financial condition of suppliers, refiners and other parties with whom Pan American and Tahoe do business; inadequate insurance, or inability to obtain insurance, to cover these risks and hazards; employee relations; relationships with and claims by local communities and Indigenous populations; availability and increasing costs associated with mining inputs and labour; the speculative nature of mineral exploration and development, including the risks of obtaining necessary licenses and permits and the presence of laws and regulations that may impose restrictions on mining; diminishing quantities or grades of mineral reserves as properties are mined; global financial conditions; Pan American’s and Tahoe’s ability to complete and successfully integrate acquisitions and to mitigate other business combination risks; challenges to, or difficulty in maintaining, Pan American’s and Tahoe’s title to properties and continued ownership thereof; the actual results of current exploration activities, and the potential impact on future exploration activities; conclusions of economic evaluations, and changes in project parameters to deal with unanticipated economic or other factors; increased competition in the mining industry for properties, equipment, qualified personnel, and their costs; restart of the Escobal Mine; expansion of the La Colorada mine; development of the Navidad project; fluctuations in prices for energy inputs, labour, materials, supplies and services (including transportation); our ability to obtain all necessary permits, licenses and regulatory approvals in a timely manner; changes in laws, regulations and government practices in the jurisdictions where we operate, including environmental, export and import laws and regulations; and those factors identified under the caption “Risks Related to Pan American’s Business” in our most recent Form 40-F and the annual information form of Pan American dated March 22, 2018 (the “Pan American Annual Information Form”) and under the caption “Risk Factors” in Tahoe’s most recent Form 40-F, the annual information form of Tahoe dated February 22, 2018 (the “Tahoe Annual Information Form”) and the MD&A of Tahoe for the three and nine month periods ended September 30, 2018 and 2017, dated November 6, 2018, each as filed with the United States Securities and Exchange Commission (the “SEC”) and Canadian provincial and territorial securities regulatory authorities, as applicable. Investors are cautioned against attributing undue certainty or reliance on forward-looking statements. Although we have attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause results not to be as anticipated, estimated, described or intended. We do not intend, and do not assume any obligation, to update these forward-looking statements or information to reflect changes in assumptions or changes in circumstances or any other events affecting such statements or information, other than as required by applicable law.

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Notice to United States Securityholders

The solicitation of proxies hereby is not subject to the proxy requirements of Section 14(a) of the United States Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder (the “U.S. Exchange Act”), by virtue of an exemption applicable to proxy solicitations by “foreign private issuers” as defined in Rule 3b-4 under the U.S. Exchange Act. Accordingly, this Circular has been prepared in accordance with applicable disclosure requirements in Canada. Securityholders in the United States should be aware that such requirements are different than those of the United States.

Without limiting the foregoing, information concerning the mineral properties of Tahoe and Pan American has been prepared in accordance with the requirements of Canadian securities laws, which differ in material respects from the requirements of securities laws of the United States applicable to U.S. companies subject to the reporting and disclosure requirements of the SEC. These standards differ significantly from the disclosure requirements of the SEC currently in effect, and mineral reserve and mineral resource information contained and incorporated by reference herein may not be comparable to similar information disclosed by U.S. companies in accordance with the rules and regulations promulgated by the SEC currently in effect.

Under SEC standards, mineralization may not be classified as a “reserve” unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time of the reserve determination. Among other things, all necessary permits would be required to be in hand or issued imminently in order to classify mineralized material as reserves under SEC standards. Accordingly, mineral reserve estimates contained in this Circular may not qualify as “reserves” under SEC standards. Further, the SEC has not recognized the reporting of mineral deposits which do not meet the SEC Industry Guide 7 definition of “reserve” prior to the adoption of the Modernization of Property Disclosures for Mining Registrants, which rules will be required to be complied with in the first fiscal year beginning on or after January 1, 2021. In accordance with National Instrument 43-101 – Standards of Disclosure for Mineral Projects (“NI 43-101”), the terms “mineral reserve”, “proven mineral reserve”, “probable mineral reserve”, “mineral resource”, “measured mineral resource”, “indicated mineral resource” and “inferred mineral resource” used in this Circular or in the documents incorporated by reference in this Circular are defined in the Canadian Institute of Mining (“CIM”) Definition Standards for mineral resources and mineral reserves adopted by the CIM Council, as amended. While the terms “mineral resource”, “measured mineral resource”, “indicated mineral resource” and “inferred mineral resource” are recognized and required by NI 43-101, the SEC does not currently recognize them. We advise that, while those terms are recognized and required by Canadian securities laws, the SEC’s Industry Guide 7 does not permit the inclusion of information concerning “measured mineral resources”, “indicated mineral resources” and “inferred mineral resources” or other descriptions of the amount of mineralization in mineral deposits that do not constitute “reserves” by United States standards in documents filed with the SEC, and the terms and disclosures to be permitted by the Modernization of Property Disclosures for Mining Registrants will not be in effect for this transaction. Pan American U.S. securityholders are specifically cautioned not to assume that any part or all of the mineral deposits in these categories will ever be converted into mineral reserves, as defined by the SEC.

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Financial statements and information included or incorporated by reference herein have been prepared in accordance with generally accepted accounting principles (“GAAP”) or international financial reporting standards (“IFRS”), and are subject to auditing and auditor independence standards in Canada, and thus may not be comparable to financial statements of United States companies.

The enforcement by investors of civil liabilities under the United States federal securities laws may be affected adversely by the fact that each of Tahoe and Pan American is incorporated or organized outside the United States, that some or all of their respective officers and directors and the experts named herein are residents of a foreign country, and that all or a substantial portion of the assets of Tahoe and Pan American and said persons are located outside the United States. As a result, it may be difficult or impossible for U.S. securityholders to effect service of process within the United States upon Tahoe’s or Pan American’s respective officers or directors or the experts named herein, or to realize against them upon judgments of courts of the United States predicated upon civil liabilities under the federal securities laws of the United States or “blue sky” laws of any state within the United States. In addition, U.S. securityholders should not assume that the courts of Canada: (a) would enforce judgments of United States courts obtained in actions against such persons predicated upon civil liabilities under the federal securities laws of the United States or “blue sky” laws of any state within the United States; or (b) would enforce, in original actions, liabilities against such persons predicated upon civil liabilities under the federal securities laws of the United States or “blue sky” laws of any state within the United States.

Currency Exchange Rate Information

Unless stated otherwise or the context otherwise requires, all references to dollar amounts in this Circular are references to United States dollars. References to “$” are to U.S. dollars and references to “CAD$” are to Canadian dollars.

The following table sets forth, for each period indicated, the exchange rate of the Canadian dollar to the U.S. dollar at the end of such period and the average, high and low exchange rates for such period (such rates, which are expressed in Canadian dollars, are based on the daily exchange rate for U.S. dollars reported by the Bank of Canada).

	Nine months ended September 30, 2018	Year ended December 31, 2017(1)
	($)	($)
Low for the period	1.2288	1.2128
High for the period	1.3310	1.3743
Rate at the end of the period	1.2945	1.2545
Average rate for the period	1.2876	1.3743

On December 4, 2018, the date of this Circular, the Bank of Canada daily exchange rate for the purchase of one U.S. dollar using Canadian dollars was $1.3219.

Non-GAAP and IFRS Measures

References in the documents incorporated by reference in this Circular refer to various non-GAAP and IFRS measures, such as cash costs per payable ounce of silver, net of by-product credits, all-in sustaining cost per silver ounce sold, all-in sustaining cost (“AISC”), gross margin and working capital, which we use to manage and evaluate operating performance at each of our mines and are widely reported in the silver mining industry as benchmarks for performance, but do not have standardized meaning and are not a recognized measure under GAAP or IFRS. To facilitate a better understanding of these measures as calculated by us, please see “Alternative Performance (Non-GAAP) Measures” in our management’s discussion and analysis of financial condition and results of operation for the year ended December 31, 2017, and in our management’s discussion and analysis of financial condition and results of operations for the three and nine months ended September 30, 2018.

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Frequently Asked Questions

What is this document?

This Circular is being sent to you in connection with the Special Meeting of Pan American Shareholders that will be held on Tuesday, January 8, 2019 at 10:00 a.m. (Vancouver time) at 1200 Waterfront Centre, 200 Burrard Street, Vancouver, British Columbia. This Circular provides additional information about the business of the Special Meeting, Pan American and Tahoe. A form of proxy or VIF accompanies this Circular.

Why is the Special Meeting being held?

We are holding the Special Meeting in order to approve the increase in Pan American’s authorized share capital and the issuance of Pan American Shares in connection with the Arrangement whereby Pan American will acquire all of the issued and outstanding Tahoe Shares.

Approval of the Authorized Capital Resolution is required for completion of the Arrangement as, pursuant to the terms of the Arrangement, up to 72,533,152 Pan American Shares (including those issuable upon exercise of Replacement Options (as defined under the heading “Business to be Acted Upon at the Special Meeting – Resolutions to be Voted”) and conversion of CVRs) will be issuable to the Tahoe Shareholders, which in aggregate with Pan American’s current 153,318,737 issued and outstanding Pan American Shares, exceeds the maximum authorized capital of 200,000,000 Pan American Shares under Pan American’s Notice of Articles. The Authorized Capital Resolution is also warranted to maintain flexibility in our future corporate planning. The Authorized Capital Resolution must be approved by at least 66 2⁄3% of the votes cast by Pan American Shareholders, either present in person or by proxy, at the Special Meeting. Without this amendment to Pan American’s Notice of Articles, we will not have a sufficient number of authorized but unissued Pan American Shares to complete the Arrangement. The text of the Authorized Capital Resolution is set out in full at Part I of Schedule B to this Circular.

Under the rules of the TSX and Nasdaq, a listed company is generally required to obtain shareholder approval in connection with an acquisition transaction where the number of securities issued or issuable in payment of the purchase price for the acquisition exceeds 25%, in the case of the TSX, and 20%, in the case of Nasdaq, of the number of outstanding securities of the listed issuer, on a non-diluted basis, prior to the date of closing of the transaction. As the Arrangement will result in us issuing in excess of 25% of the outstanding Pan American Shares, approval of the Share Issuance Resolution by a simple majority (50% plus one vote) of votes cast at the Special Meeting by our shareholders, present in person or by proxy, is required. The text of the Share Issuance Resolution is set out in full at Part II of Schedule B to this Circular.

Who is eligible to vote?

Holders of Pan American Shares at the close of business on the Record Date (November 29, 2018) and their duly appointed representatives are eligible to vote. Each Pan American Share is entitled to one vote.

Who is soliciting my proxy?

Proxies are being solicited in connection with this Circular by Pan American’s management. Pan American will bear the costs associated with the solicitation (with certain exceptions). The solicitation will be made primarily by mail, but proxies may also be solicited personally by regular employees of the Pan American to whom no additional compensation will be paid. In addition, we have retained the services of Laurel Hill who may contact you by telephone or email to solicit proxies for the Company. We estimate Laurel Hill’s fees will be approximately CAD$65,000, in addition to certain out-of-pocket expenses.

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What is the Arrangement?

The Arrangement involves us acquiring all of the issued and outstanding Tahoe Shares. Pursuant to the Arrangement, the Tahoe Shareholders may elect to receive $3.40 in cash or 0.2403 of a Pan American Share for each Tahoe Share, subject in each case to pro-ration based on a maximum cash consideration of $275 million and a maximum number of Pan American Shares issued of 56,074,675, for a total value of approximately $1.067 billion as at November 13, 2018 (the “Base Purchase Price”). The Base Purchase Price represents a premium of 34.9% to the volume weighted average price (“VWAP”) of the Tahoe Shares for the 20-day period ending on November 13, 2018.

In addition, Tahoe Shareholders will receive contingent consideration in the form of CVRs, each of which will be exchanged for 0.0497 Pan American Shares upon first commercial shipment of concentrate following restart of operations at the Escobal Mine (the “Contingent Purchase Price”). The Pan American Shares which underlie the CVRs were valued at approximately $221 million as at November 13, 2018, but this value may change over time as the market price of Pan American Shares fluctuates, because the number of Pan American Shares payable under the CVRs is fixed. The terms and conditions governing the CVRs will be set out in the Rights Indenture. The CVRs will be freely trading securities in Canada and freely transferable securities in the United States (other than by persons who are “affiliates” of Pan American, as such term is defined in Rule 144 under the United States Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder (the “U.S. Securities Act”), or were “affiliates” of Pan American within 90 days prior to the Effective Date) and have a term of 10 years. The CVRs will not be listed on an exchange and may only be transferred pursuant to the transfer procedures set out in the Rights Indenture. The total implied consideration, including the Base Purchase Price and the Contingent Purchase Price, was $4.10 per Tahoe Share as at November 13, 2018 representing a premium of 62.8% to the VWAP of the Tahoe Shares for the 20-day period ending on November 13, 2018. See “Business to be Acted Upon at the Special Meeting – Share Issuance Resolution”. The total implied transaction value, including CVRs, is approximately $1.288 billion.

The Arrangement is being carried out pursuant to the terms of an Arrangement Agreement between Pan American and Tahoe and will be conducted in accordance with a court-approved Plan of Arrangement under the BCBCA.

Following completion of the Arrangement, assuming the maximum number of 56,074,675 Pan American Shares are issued to Tahoe Shareholders as consideration under the Arrangement, existing Pan American Shareholders and Tahoe Shareholders will own approximately 73% and 27% of the combined company, respectively. Upon satisfaction of the Payment Condition under the terms of the CVRs, Pan American and Tahoe Shareholders will own approximately 68% and 32%, respectively, of the combined company (based upon the number of Pan American Shares outstanding following completion of the Arrangement).

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Why is Pan American proposing to acquire Tahoe?

Tahoe is a precious metals mining company that operates in Guatemala, Peru and Canada. The Arrangement is the fruition of several years of careful analysis, due diligence and discussions between Pan American and Tahoe. Pan American believes the acquisition of Tahoe is logical and consistent with our vision to become the largest low-cost primary producer of silver in the world for the following reasons:

●

One of the World’s Most Attractive Silver Mines: A primary focus of the Arrangement is expanding Pan American’s portfolio of silver properties with one of the most attractive silver properties in the world: the Escobal Mine in Guatemala. The Escobal Mine produced approximately 21 million ounces of silver at an AISC of $8.63 per ounce of silver during its last four quarters of uninterrupted production. It is a well-built, proven turn-key operation, with over $500 million invested into development and infrastructure. The Escobal Mine is capable of a rapid restart once the current ILO 169 consultation process with local Indigenous peoples is completed, court approval is obtained, the protest and blockade near the town of Casillas is ended, the Escobal Mine’s export credentials are renewed by the Guatemalan government and the social licence is re-established. On the resumption of production, the Escobal Mine will increase Pan American’s primary silver production by approximately 80% compared to estimated 2018 production of approximately 25 million ounces[1] and significantly lower our cost profile.[2] Pan American has a proven 25-year track record of responsibly constructing and operating mines in Latin America and building trust with local communities and Indigenous groups. Based on this experience, Pan American firmly believes that a lasting social licence for the restart of the Escobal Mine can be achieved.

●

Largest Silver Reserve Base: The combined company will have the largest silver reserves base of its peer group, with approximately 576 million ounces of proven and probable silver reserves representing 48% of total reserve value by commodity (and 1.205 billion silver equivalent ounces of reserves across all commodities)[3]. The Arrangement also enhances Pan American’s leading silver resource base among its peers.

●

High Margin and Low Cost Production: With the potential restart of Escobal Mine production, the combined company’s estimated gross margins from primary silver mines will be the highest in its peer group.[4] In addition, Tahoe’s producing gold mines are well positioned to deliver low cost production following recent capital investments. Further efficiencies are also anticipated through synergies in administration and operations.

●

Robust Growth Profile: The combined company will have a leading growth profile for silver production, with: the Escobal Mine capable of a rapid restart following the positive conclusion of the ILO 169 consultation with local Indigenous peoples and a re-establishment of the social licence; expansion potential at La Colorada following Pan American’s recent major exploration discovery; and the Navidad project, one of the world’s largest undeveloped primary silver deposits.

●

Strong Financial Position: The pro forma combined enterprise will have a cash balance of approximately $59.8 million, credit facility availability of $100 million, $200 million of long-term debt and substantial cash flow generating capacity. This will give Pan American one of the lowest leverage ratios among its peer group with access to significant incremental credit capacity. This strong financial position will enable the combined company to advance key growth projects. Non-core asset sales can be used to further strengthen the balance sheet and maintain focus on silver mining opportunities.

●

Enhanced Diversification: The Arrangement provides Pan American with improved geographic diversification, while maintaining its Americas focus. The combined company will consist of 11 operating mines and an extensive portfolio of development and exploration projects throughout North, South and Central America.

●

Largest Publicly Traded Silver Company: The combined company will be the largest publicly traded silver mining company by free float and will remain one of the world’s most liquid silver investments with listings on both the TSX and Nasdaq. We believe that the combined company will be the leading investment vehicle for silver mining investors.

1 Based on the combination of Pan American’s 2018 silver production guidance from its January 11, 2018 press release and Tahoe’s reported silver production from the Escobal Mine from Q2 2016 to Q1 2017, the last four quarters of uninterrupted production from the Escobal Mine.

2 Based on the Escobal Mine’s AISC of $8.63 per ounce of silver from Q2 2016 to Q1 2017, the last four quarters of uninterrupted production from the Escobal Mine. AISC is considered to be a non-GAAP financial measure. See “General Information - Non-GAAP and IFRS Measures”.

3 See “The Arrangement – Reasons for and Benefits of the Arrangement” and “Information Concerning Tahoe – Summary of Operations – Mineral reserves and mineral resources” for additional detail on the basis of these figures in accordance with NI 43-101.

4 Based on 2017 gross margin of Pan American, Tahoe, Fresnillo plc, Coeur Mining, Inc., Hecla Mining Company and Hochschild Mining plc, as reported in company filings, where available. Where gross margin is not explicitly reported in company financials, gross margin is calculated as revenue minus production costs (“Gross Margin”). Gross Margin percent is Gross Margin as a percentage of net sales. Both Gross Margin and Gross Margin percent are considered to be non-GAAP financial measures. See “General Information - Non-GAAP and IFRS Measures”.

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What does the Pan American Board think about the Arrangement?

AFTER CAREFUL CONSIDERATION OF THE ARRANGEMENT, THE PAN AMERICAN BOARD UNANIMOUSLY RECOMMENDS THAT SHAREHOLDERS VOTE FOR THE AUTHORIZED CAPITAL RESOLUTION AND THE SHARE ISSUANCE RESOLUTION.

Has Pan American received fairness opinions in connection with the Arrangement?

CIBC World Markets Inc. (“CIBC”) and TD Securities Inc. (“TD”) (financial advisors to the Pan American Board) have provided fairness opinions to the effect that, as of November 13, 2018, and based upon and subject to the assumptions, limitations and qualifications set forth in their opinions, the Consideration (as defined under the heading “The Arrangement – Consideration”) to be paid by us pursuant to the Arrangement Agreement is fair, from a financial point of view, to Pan American. The full text of the opinions can be found at Schedules D and E to this Circular.

How many Pan American Shares could be issued pursuant to the Arrangement?

A maximum of 72,533,152 Pan American Shares will be issuable in connection with the Arrangement. This is comprised of 56,074,675 Pan American Shares to be issued to Tahoe Shareholders as Consideration under the Arrangement (assuming payout at the 100% achieved performance ratio level and before any required proration for the Tahoe PSAs), 15,617,486 Pan American Shares issuable upon conversion of the CVRs and 840,991 Pan American Shares issuable upon the exercise of the Replacement Options. The Share Issuance Resolution will authorize Pan American to issue up to this number of Pan American Shares, subject to the approval of the Authorized Capital Resolution.

How does Pan American intend to pay for the Arrangement?

Pan American intends to fund the Cash Consideration (of up to $275 million) to be paid to Tahoe Shareholders under the Arrangement from cash on hand and its existing credit facility.

What is the purpose of the CVRs?

The CVRs were included as Consideration in light of the fact that the Escobal Mine is not currently operating. Therefore a portion of the purchase price payable to Tahoe Shareholders represented by the CVRs is deferred until the first commercial shipment of concentrate following restart of operations at the Escobal Mine. We believe the CVR structure allows for an appropriate sharing of risk between Tahoe and Pan American Shareholders.

How will the Arrangement affect my ownership and voting rights as a Pan American Shareholder?

Following completion of the Arrangement, assuming the maximum number of 56,074,675 Pan American Shares are issued to Tahoe Shareholders as Consideration under the Arrangement, existing Pan American Shareholders and Tahoe Shareholders will own approximately 73% and 27% of the combined company, respectively. Upon satisfaction of the Payment Condition under the terms of the CVRs, Pan American and Tahoe Shareholders will own approximately 68% and 32%, respectively, of the combined company (based upon the number of Pan American Shares outstanding following completion of the Arrangement).

As a result of the issuance of Pan American Shares in connection with the Arrangement, your ownership and voting interests in the Company will be diluted relative to your current interests, however the joint asset base of the combined company will be significantly larger.

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What level of Pan American Shareholder approval is required?

In order to become effective:

●	the Authorized Capital Resolution must be approved by at least two-thirds (66 2⁄3%) of the votes cast at the Special Meeting by our shareholders, present in person or by proxy; and

●	the Share Issuance Resolution must be approved by a simple majority (50% plus one vote) of the votes cast at the Special Meeting by our shareholders, present in person or by proxy.

How are the directors and officers voting their Pan American Shares?

Each of our directors and executive officers, holding shares representing, in aggregate, approximately 2.2% of Pan American’s outstanding shares are required to vote their shares FOR the Authorized Capital Resolution and the Share Issuance Resolution in accordance with the terms of the voting agreements with Tahoe.

When does Pan American expect the Arrangement to be completed?

As the Arrangement is conditional upon the receipt of a number of stock exchange, regulatory, court and shareholder approvals, the exact timing of completion of the Arrangement cannot be predicted, but it is expected to be on or about February 26, 2019.

What conditions must be satisfied to complete the Arrangement?

The Arrangement is conditional upon the receipt of, among other things: (i) the approval of the Authorized Capital Resolution by an affirmative vote of at least two-thirds (66 2⁄3%) of votes cast at the Special Meeting by Pan American Shareholders present in person or by proxy; (ii) the approval of the Share Issuance Resolution by an affirmative vote of a simple majority (50% plus one vote) of votes cast at the Special Meeting by Pan American Shareholders present in person or by proxy; (iii) the approval of the Tahoe Resolution by an affirmative vote of at least the following majorities: (a) 66 2⁄3% of the votes cast on the Tahoe Resolution by Tahoe Shareholders present in person or represented by proxy at the special meeting of Tahoe Shareholders to be called and held in accordance with the Interim Order to consider the Tahoe Resolution (the “Tahoe Meeting”), with each Tahoe Share entitling a Tahoe Shareholder to one vote; and (b) a simple majority of the votes cast on the Tahoe Resolution by Tahoe Shareholders present in person or represented by proxy at the Tahoe Meeting, excluding Tahoe Shares held by any “interested party”, any “related party” of an “interested party” or any “joint actor” of the foregoing (as such terms are defined in Multilateral Instrument 61-101 – Protection of Minority Security Holders in Special Transactions (“MI 61-101”)); (iv) applicable stock exchange and regulatory approvals, including receipt of the Final Order from the Court; and (v) the satisfaction of certain closing conditions customary for transactions of this nature.

Who will be the senior management and directors of Pan American following the completion of the Arrangement?

The current senior executives of Pan American will continue to manage the combined company following the Arrangement. The current directors of Pan American will continue in their current capacity and will be joined by two nominees from the current board of directors of Tahoe (the “Tahoe Board”) following completion of the Arrangement. The operating personnel of Pan American following completion of the Arrangement are expected to come from each of Pan American and Tahoe.

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Am I entitled to dissent rights?

No. Pan American Shareholders are not entitled to dissent rights in connection with the actions to be taken at the Special Meeting.

What if Pan American Shareholders do not approve the Authorized Capital Resolution or the Share Issuance Resolution?

The Arrangement will not be completed and either we or Tahoe may elect to terminate the Arrangement Agreement. If the Arrangement Agreement is so terminated, Pan American will also have to reimburse Tahoe $5 million for its fees, costs and expenses incurred in connection with the Arrangement.

Are there risks I should consider in connection with the Arrangement?

Yes. There are a number of risk factors that you should consider in connection with the Arrangement. These are described in the section of this Circular entitled “Risk Factors”.

How do I vote?

If you are a registered Pan American Shareholder, you may vote your shares by proxy or you can attend the Special Meeting and vote in person. Voting by proxy is the easiest way to vote because you don’t have to attend the Special Meeting in person. Instead you appoint the persons named in the proxy or another person or entity of your choosing, who need not be a Pan American Shareholder, to represent you as a proxyholder and vote your Pan American Shares at the Special Meeting. A proxy will not be valid unless it is dated and signed by the registered shareholder or by the registered shareholder’s attorney with proof that they are authorized to sign, and completed according to the instructions therein.

There are different ways to submit your voting instructions depending on whether you are a registered or non-registered Pan American Shareholder.

If your shares are held in an account with a bank, trust company, securities broker, trustee or other intermediary, please refer to the answer to the question “How do I vote if my shares are held in the name of an intermediary?”

How do I vote my shares in person?

If you are a registered Pan American Shareholder and plan to attend the Special Meeting on January 8, 2019, and you wish to vote your Pan American Shares in person at the Special Meeting, do not complete the enclosed form of proxy, as your vote will be taken and counted at the Special Meeting. Please register with Pan American’s transfer agent, Computershare, upon arrival at the Special Meeting.

If your Pan American Shares are held in an account with an intermediary, please see the answer to the question “How do I vote if my shares are held in the name of an intermediary?”

How do I know if I am a “registered” Pan American Shareholder or a “beneficial” Pan American Shareholder?

You may own Pan American Shares in one or both of the following ways:

1.

If you are in possession of a physical share certificate in your name or you appear as the registered shareholder in the records of our transfer agent, you are a “registered Pan American Shareholder” and your name and address are known to us through our transfer agent, Computershare.

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2.

If you own our shares through a bank, trust company, securities broker, trustee or other intermediary, you are a “beneficial Pan American Shareholder” and you will not have a physical share certificate. In this case, you will have an account statement from your bank or broker as evidence of your share ownership.

Most of our shareholders are “beneficial owners” who are non-registered Pan American Shareholders. Their shares are registered in the name of an intermediary, such as a bank, trust company, securities broker, trustee, custodian or other nominee who holds the shares in a nominee account or in the name of such nominee, or in the name of a clearing agency in which the intermediary is a participant (such as CDS Clearing and Depository Services Inc. or its nominee, which as of the date hereof is CDS & Co. (“CDS”)). Intermediaries have obligations to forward meeting materials to such non-registered holders unless otherwise instructed by the holder (and as required by regulation in some cases, despite such instructions).

If my shares are held in the name of an intermediary, will they automatically vote my shares for me?

No. Specific voting instructions must be provided. See “How do I vote if my shares are held in the name of an intermediary” below.

How do I vote if my shares are held in the name of an intermediary?

Only registered Pan American Shareholders, or the persons they appoint as proxies, are permitted to attend and vote at the Special Meeting. To vote using the VIF received with this package, carefully follow the instructions provided. Every broker has its own mailing procedures and provides its own return instructions, which you should carefully follow in order to ensure that your shares are voted at the meeting. Often, the form of proxy or VIF supplied by your broker is identical to the form of proxy provided to registered shareholders. However, its purpose is limited to instructing the registered shareholder how to vote on your behalf. The majority of brokers now delegate responsibility for obtaining instructions from clients to Broadridge Financial Solutions Inc. (“Broadridge”) who mails a scannable VIF in lieu of the form of proxy. You are asked to complete and return the VIF to them by telephone, facsimile or mail. Alternatively, you may vote online at www.proxyvote.com. Non-registered shareholders cannot use a VIF to vote directly at the Special Meeting. To attend and vote at the Special Meeting (or have another person attend and vote on the non-registered shareholder’s behalf) the non-registered shareholder must strike out the names of the persons named in the form of proxy or VIF and insert the non-registered shareholder’s (or such other person’s) name in the blank space provided and return the form of proxy in accordance with the instructions provided by the intermediary.

What happens if I sign the enclosed form of proxy?

Signing the enclosed form of proxy gives authority to the Company’s listed directors or officers to vote your shares at the Special Meeting in accordance with your instructions. You have the right to appoint as your proxyholder a person or company (who need not be a Pan American Shareholder), other than the persons designated in the form of proxy accompanying this Circular, to attend and to act on your behalf at the Special Meeting. You may do so by striking out the names of the persons designated in the form of proxy and by inserting that other person’s name in the blank space provided. If you hold your shares through an intermediary you should refer to “How do I vote if my shares are held in the name of an intermediary?” above.

What should I do with my completed form of proxy?

You must deposit your completed proxy (by mail, telephone, facsimile or online) with Computershare no later than 10:00 a.m. (Vancouver time) on January 4, 2019, or at least 48 hours (excluding Saturdays, Sundays and holidays) prior to the time of any adjournment or postponement of the Special Meeting. The Chairman of the Special Meeting has the discretion to accept or reject any late proxies, and can waive or extend the deadline for receiving proxy voting instructions without notice. If you hold shares through an intermediary you should refer to “How do I vote if my shares are held in the name of an intermediary?” above.

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Once I have submitted my proxy, can I change my vote?

Yes. To revoke a proxy, a registered Pan American Shareholder may deliver a written notice to our registered office at any time up to and including the last business day before the Special Meeting or any adjournment or postponement of the Special Meeting. A proxy may also be revoked, with the consent of the Chairman of the Special Meeting, on the day of the Special Meeting, or any adjournment or postponement of the Special Meeting, by a registered Pan American Shareholder by delivering written notice to the Chairman of the Special Meeting. In addition, a proxy may be revoked by depositing with Computershare another properly executed instrument appointing a proxy bearing a later date in the manner described above, or by any other method permitted by applicable law. The written notice of revocation may be executed by the registered Pan American Shareholder or by an attorney who has the shareholder’s written authorization. If the registered Pan American Shareholder is a corporation, the written notice must be executed by a duly authorized officer or attorney who has the shareholder’s written authorization. The written authorization must accompany the revocation notice.

If you are a non-registered Pan American Shareholder and wish to change your vote you must, in sufficient time in advance of the Special Meeting, arrange for your respective intermediary to change your vote and if necessary, revoke your proxy.

How will my shares be voted if I give my proxy?

If you appointed designated individuals on the form of proxy as your proxyholders, the shares represented by your proxy will be voted for or against the Authorized Capital Resolution and the Share Issuance Resolution in accordance with your instructions as indicated on the form, on any ballot that may be called for. If you submit a proxy, but do not provide specific instructions on your form of proxy as to how your shares should be voted, your shares will be voted FOR the Authorized Capital Resolution and the Share Issuance Resolution.

Can I vote or appoint a proxy by internet or telephone?

Registered shareholders may use the internet (www.investorvote.com) or the telephone (toll-free 1-866-732-8683) to transmit voting instructions on or before the date and time noted above, and may also use the internet to appoint a proxyholder to attend and vote on behalf of the shareholder at the Special Meeting. If you vote by telephone, you cannot appoint anyone other than the designated management proxyholders named on your proxy form as your proxyholder. To vote by telephone or over the internet, you will need your control number, which appears at the bottom of the first page of your proxy form. For information regarding voting or appointing a proxy by internet or telephone, see the form of proxy for registered Pan American Shareholders.

What if amendments are made to these matters or other business is brought before the Special Meeting?

The accompanying form of proxy confers discretionary authority on the individuals designated in the form of proxy with respect to any amendments or variations to the matters identified in the Notice of Special Meeting which accompanies this Circular (the “Notice of Meeting”) or other matters that may properly come before the Special Meeting, and the named proxies in your properly executed proxy will vote on such matters in accordance with their best judgment. At the date of this Circular, we are not aware of any such amendments, variation or other matter which may be presented for action at the Special Meeting.

How many Pan American Shares are entitled to vote?

As of November 29, 2018, the Record Date for the Special Meeting, there were 153,318,737 Pan American Shares issued and outstanding, with each share carrying the right to one vote.

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What if I have other questions?

If you have questions, you may contact Laurel Hill, our proxy solicitation agent, by telephone at 1-877-452-7184 (North American Toll Free); or 416-304-0211 (Collect Outside North America); or by email at assistance@laurelhill.com.

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SPECIAL MEETING OF SHAREHOLDERS

About the Special Meeting

Our Special Meeting gives you the opportunity to vote on items of Pan American business – including the Authorized Capital Resolution and the Share Issuance Resolution – receive an update on the Company, meet face to face with management and interact with our board of directors.

What the Special Meeting will cover

At the Special Meeting we will cover the following items of business:

1.	Authorized Capital Resolution – See page 27 of this Circular

Our shareholders will be asked to consider and vote on the Authorized Capital Resolution, which authorizes Pan American to increase the maximum number of Pan American Shares that Pan American is authorized to issue from 200,000,000 Pan American Shares to 400,000,000 Pan American Shares. The full text of the Authorized Capital Resolution is attached as Part I of Schedule B to this Circular.

2.	Share Issuance Resolution – See page 28 of this Circular

Our shareholders will be asked to consider and vote on the Share Issuance Resolution, which authorizes Pan American to issue up to 72,533,152 million Pan American Shares (including those issuable upon exercise of Replacement Options and conversion of CVRs) in connection with the Arrangement involving Pan American and Tahoe under Section 182 of the BCBCA, pursuant to which Pan American will acquire all of the issued and outstanding Tahoe Shares. The full text of the Share Issuance Resolution is attached as Part II of Schedule B to this Circular.

After careful consideration of the Arrangement, the Pan American Board UNANIMOUSLY RECOMMENDS that shareholders VOTE FOR the Authorized Capital Resolution and the Share Issuance Resolution.

3.	Other business

If other items of business are properly brought before the Special Meeting, you (or your proxyholder, if you are voting by proxy) can vote as you see fit. As of the date of this Circular, we are not aware of any other items of business to be considered at the Special Meeting.

We need a quorum

We can only hold the Special Meeting and transact business if at the beginning of the Special Meeting we have a quorum – where two or more people attending the Special Meeting hold, or represent by proxy, at least 25% of our total common shares issued and outstanding.

Level of Approval Required

We require at least 66 2⁄3% of the votes cast at the Special Meeting to approve the Authorized Capital Resolution and a simple majority (50% plus one vote) of votes cast at the Special Meeting to approve the Share Issuance Resolution.

Shares and Outstanding Principal Holders

As of the close of business on the Record Date, 153,318,737 fully paid and non-assessable Pan American Shares were issued and outstanding and entitled to vote at the Special Meeting. Each Pan American Share you own entitles you to one vote on each item of business to be considered at the Special Meeting. We do not have any other classes of voting securities.

Our shares are listed on two exchanges:

●	TSX under the symbol PAAS; and

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SPECIAL MEETING OF SHAREHOLDERS

●	Nasdaq under the symbol PAAS.

To the knowledge of our management and Board, the following persons or companies beneficially own, directly or indirectly, or exercise control or direction over, more than 10% of the issued and outstanding Pan American Shares:

Shareholder	Number of Shares	Percentage of Outstanding Shares %
Van Eck Associates Corporation	19,339,618(1)	12.61

1     As of June 30, 2018 according to an Alternative Monthly Report filed on SEDAR on July 10, 2018.

Management and the Pan American Board are not aware of any other shareholder who beneficially owns, directly or indirectly, or exercises control or direction over, more than 10% of the outstanding Pan American Shares.

Interests of Certain Persons

Other than as otherwise described in this Circular, none of the following persons have a direct or indirect substantial or material interest, by way of beneficial ownership of securities or otherwise, in any item of business to be considered at the Special Meeting:

●	our directors or officers, or any person who has held a similar position since the beginning of fiscal 2018; or

●	any of their associates or affiliates.

Interest of Insiders in Material Transactions

Other than as disclosed in this Circular, we are not aware of any shareholder that owns or controls more than 10% of the voting rights attached to the Pan American Shares, or of any director or officer of Pan American or a subsidiary of Pan American, or any associate or affiliate of any of the foregoing, who has a direct or indirect material interest in:

●	any transaction we entered into since the beginning of 2018; or

●	any proposed transaction which has, or will have, a material effect on us or any of our subsidiaries.

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SPECIAL MEETING OF SHAREHOLDERS

Voting

Who Can Vote

You are entitled to receive notice of and vote at the Special Meeting to be held on Tuesday, January 8, 2019, if you held Pan American Shares as of the close of business on November 29, 2018, the Record Date for the Special Meeting.

Each Pan American Share you own entitles you to one vote on each item of business to be considered at the Special Meeting.

How to Vote

You can vote by proxy or VIF, or you can attend the Special Meeting and vote your Pan American Shares in person.

The voting process is different depending on whether you are a registered or non-registered Pan American Shareholder.

You are a registered Pan American Shareholder if your name appears on your share certificate.

You are a non-registered (beneficial) shareholder if your bank, trust company, securities broker, trustee or other financial institution holds your shares (your nominee).

Please be sure to follow the appropriate voting procedure.

Voting by Proxy or Voting Instruction Form

Voting by proxy or by VIF is the easiest way to vote. It means you are giving someone else (called your proxyholder) the authority to attend the Special Meeting and vote your Pan American Shares for you.

There are different ways to submit your voting instructions, depending on whether you are a registered or non-registered Pan American Shareholder.

Registered Pan American Shareholders

You are a registered Pan American Shareholder if you hold a share certificate in your name or appear as the registered Pan American Shareholder in the records of our transfer agent.

Michael Steinmann, our President and Chief Executive Officer, or failing him, A. Robert Doyle, our Chief Financial Officer, have agreed to act as the Pan American management proxyholders in connection with the Special Meeting. You can appoint a person or an entity other than the Pan American management proxyholders to attend the Special Meeting and vote on your behalf. If you want to appoint someone else as your proxyholder, strike out the names on the enclosed proxy form and print the name of the person you want to appoint as your proxyholder in the space provided. This person does not need to be a Pan American Shareholder.

By completing and returning a proxy, you are authorizing your proxyholder to vote your Pan American Shares or withhold your vote according to your instructions and if you specify a choice on a matter, your Pan American Shares will be voted accordingly. If there are other items of business that properly come before the Special Meeting, or amendments or variations to the items of business, your proxyholder has the discretion to vote your Pan American Shares as he or she sees fit.

It is important you provide voting instructions with your proxy. If you appoint the Pan American management proxyholders, but do not tell them how to vote, your Pan American Shares will be voted:

●	FOR the Authorized Capital Resolution; and

●	FOR the Share Issuance Resolution.

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SPECIAL MEETING OF SHAREHOLDERS

This is consistent with the voting recommendations of the Board. If there are other items of business that properly come before the Special Meeting, or amendments or variations to the items of business, the Pan American management proxyholders will vote according to management’s recommendation.

If you appoint someone other than the Pan American management proxyholders to be your proxyholder, that person must attend and vote at the Special Meeting for your vote to be counted.

A proxy will not be valid unless it is dated and signed by the registered Pan American Shareholder or by the registered Pan American Shareholder’s attorney with proof that they are authorized to sign, and completed according to the instructions therein. If you represent a registered Pan American Shareholder who is a corporation or association, your proxy should have the seal of the corporation or association, where applicable, and must be executed by an officer or an attorney who has written authorization. If you execute a proxy as an attorney for an individual registered Pan American Shareholder, or as an officer or attorney of a registered Pan American Shareholder who is a corporation or association, you must include the original, or a notarized copy of the written authorization for the officer or attorney, with your proxy form.

If you are voting by proxy, you may vote by phone, by mail or on the internet.

Computershare must receive your proxy by 10:00 a.m. (Vancouver time) on January 4, 2019, or at least 48 hours (excluding Saturdays, Sundays and statutory holidays in the province of British Columbia) prior to the time set for the Special Meeting or any adjournment or postponement of the Special Meeting. The Chairman of the Special Meeting has the discretion to accept or reject any late proxies, and can waive or extend the deadline for receiving proxy voting instructions without notice.

Voting by Telephone:

You may vote your Pan American Shares by telephone by dialing the following toll-free number from a touch-tone telephone: 1-866-732-8683. If you vote by telephone, you will need your control number, which appears at the bottom of the first page of your proxy form. If you vote by telephone, you cannot appoint anyone other than the designated management proxyholders named on your proxy form as your proxyholder.

Voting by Mail:

Complete your proxy form, including the section on declaration of residency, sign and date it, and send it to Computershare in the envelope provided.

If you did not receive a return envelope, please send the completed form to:

Computershare Investor Services Inc.

Attention: Proxy Department

100 University Avenue, 8th Floor

Toronto, Ontario Canada M5J 2Y1

Voting on the Internet:

Go to www.investorvote.com and follow the instructions on screen. If you vote using the internet, you will need your control number, which appears at the bottom of the first page of your proxy form.

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Non-Registered or Beneficial Shareholders

You are a non-registered (or beneficial) shareholder if your Pan American Shares are registered in the name of:

●

your bank, trust company, securities dealer or broker, trustee, administrator, custodian or other intermediary or nominee who holds your Pan American Shares in a nominee account or in the name of such nominee, or

●	a clearing agency, like CDS.

Applicable regulatory policy requires your broker to seek voting instructions from you in advance of the Special Meeting. Every broker has its own mailing procedures and provides its own return instructions, which you should carefully follow in order to ensure that your shares are voted at the Special Meeting. Often, the form of proxy or VIF supplied by your broker is identical to the form of proxy provided to registered shareholders. However, its purpose is limited to instructing the registered shareholder how to vote on your behalf. The majority of brokers now delegate responsibility for obtaining instructions from clients to Broadridge, who mails a scannable VIF in lieu of the form of proxy. You are asked to complete and return the VIF to them by telephone, facsimile or mail. Alternatively, you can vote online at www.proxyvote.com. They then tabulate the results of all instructions received and provide appropriate instructions respecting the voting of shares to be represented at the meeting. Pan American may utilize the Broadridge QuickVoteTM service to assist shareholders with voting their shares. Those shareholders who have not objected to Pan American knowing who they are (non-objecting beneficial owners or NOBOs) may be contacted by Laurel Hill to conveniently obtain a vote directly over the phone. If you receive a form of proxy or VIF from a mailing/tabulating agent, it cannot be used as a proxy to vote shares directly at the meeting as it must be returned to the mailing/tabulating agent well in advance of the meeting in order to have the shares voted.

Attending the Special Meeting and Voting in Person

Registered Pan American Shareholders

You do not need to complete the enclosed proxy form if you want to attend the Special Meeting and vote in person. Simply register with a representative from Computershare when you arrive at the Special Meeting.

Non-Registered Pan American Shareholders

Non-registered Pan American Shareholders cannot use a VIF to vote directly at the Special Meeting. To vote in person at the Special Meeting, print your own name in the space provided on the proxy form or the VIF sent to you by your nominee and return it by following the instructions included. In doing so you are instructing your nominee to appoint you as a proxyholder. Please register with Pan American’s transfer agent, Computershare, when you arrive at the Special Meeting.

Send Your Voting Instructions Immediately

If you are a non-registered Pan American Shareholder, your vote will only be counted if Computershare receives your VIF or, if you intend to attend the Special Meeting in person, your proxy form, as applicable, before 10:00 a.m. (Vancouver time) on January 4, 2019.

Make sure your VIF or proxy form, as applicable, is properly completed and that you allow enough time for it to reach Computershare if you are sending it by mail.

If the Special Meeting is postponed or adjourned, Computershare must receive your voting instructions at least 48 hours before the Special Meeting is reconvened.

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Changing Your Vote

Registered Pan American Shareholders

You can revoke your proxy by sending a new completed proxy form with a later date, or a written notice signed by you or by your attorney if he or she has your written authorization. You can also revoke your proxy in any other manner permitted by law.

If you represent a registered Pan American Shareholder who is a corporation or association, your written notice must have the seal of the corporation or association, if applicable, and must be executed by an officer or an attorney who has their written authorization. The written authorization must accompany the revocation notice.

We must receive the written notice any time up to and including the last business day before the day of the Special Meeting, or the day the Special Meeting is reconvened if it was postponed or adjourned.

Send the signed written notice to:

Pan American Silver Corp.

Suite 1500, 625 Howe Street

Vancouver, British Columbia

Canada, V6C 2T6

Attention: Corporate Secretary

If you attend the Special Meeting in person, you can give your written notice to the Chairman of the Special Meeting on the day of the Special Meeting. If the Special Meeting has already started, your new voting instructions can only be executed for items that have not yet been voted on.

If you have sent in your completed proxy form and subsequently decided that you want to attend the Special Meeting and vote in person, you need to revoke the proxy form before you vote at the Special Meeting.

Non-Registered Pan American Shareholders

Only registered Pan American Shareholders have the right to revoke a proxy.

If you are a non-registered Pan American Shareholder and wish to change your vote, you must, in sufficient time in advance of the Special Meeting, arrange for your respective intermediary to change your vote and if necessary, revoke your proxy.

Processing the Votes

Our transfer agent, Computershare, or its authorized agents count and tabulate the votes on our behalf. We will file the voting results of the Special Meeting on SEDAR (www.sedar.com) and EDGAR (www.sec.gov) after the Special Meeting.

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Business to be Acted Upon at the Special Meeting

Items of Business

At the Special Meeting we will cover the following items of business:

Questions about voting? Contact: Laurel Hill Advisory Group North American Toll-Free: 1-877-452-7184 Collect Outside North America: 416-304-0211 Email: assistance@laurelhill.com

1.        Authorized Capital Resolution

Our shareholders will be asked to consider and vote on the Authorized Capital Resolution, which authorizes Pan American to increase the maximum number of Pan American Shares that Pan American is authorized to issue from 200,000,000 Pan American Shares to 400,000,000 Pan American Shares. The full text of the Authorized Capital Resolution is attached as Part I of Schedule B to this Circular.

2.        Share Issuance Resolution

Our shareholders will be asked to consider and vote on the Share Issuance Resolution, which authorizes Pan American to issue up to 72,533,152 Pan American Shares (including those issuable upon exercise of Replacement Options and conversion of CVRs) in connection with the Arrangement involving Pan American and Tahoe under Section 182 of the BCBCA, pursuant to which Pan American will acquire all of the issued and outstanding Tahoe Shares. The full text of the Share Issuance Resolution is attached as Part II of Schedule B to this Circular.

After careful consideration of the Arrangement, the Pan American Board UNANIMOUSLY RECOMMENDS that shareholders VOTE FOR the Authorized Capital Resolution and the Share Issuance Resolution.

3.        Other Business

If other items of business are properly brought before the Special Meeting, you (or your proxyholder, if you are voting by proxy) can vote as you see fit. As of the date of this Circular, we are not aware of any other items of business to be considered at the Special Meeting.

Quorum

A quorum of shareholders is required to transact business at the Special Meeting. According to our Notice of Articles, a quorum for the transaction of business at a meeting is two individuals who are shareholders, proxyholders representing shareholders or duly authorized representatives of corporate shareholders personally present and representing Shares aggregating not less than 25% of the issued Pan American Shares carrying the right to vote at that meeting.

Resolutions to be Voted

As set out in the Notice of Meeting, at the Special Meeting, shareholders will be asked to consider and vote on the Authorized Capital Resolution and the Share Issuance Resolution in connection with the Arrangement.

The Arrangement involves the acquisition by us of all of the issued and outstanding Tahoe Shares. Pursuant to the Arrangement, Tahoe Shareholders may elect to receive $3.40 in cash or 0.2403 of a Pan American Share for each Tahoe Share, subject in each case to pro-ration based on a maximum cash consideration of $275 million and a maximum number of Pan American Shares issued of 56,074,675, totaling approximately $1.067 billion. The Base Purchase Price represents a premium of 34.9% to Tahoe’s VWAP for the 20-day period ending on November 13, 2018.

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In addition, Tahoe Shareholders will receive the Contingent Purchase Price in the form of CVRs, that will be exchanged for 0.0497 of a Pan American Share for each Tahoe Share, payable upon first commercial shipment of concentrate following restart of operations at the Escobal Mine. The Pan American Shares which underlie the CVRs were valued at approximately $221 million as at November 13, 2018, but this value may change over time as the market price of Pan American Shares fluctuates, because the number of Pan American Shares payable under the CVRs is fixed. The terms and conditions governing the CVRs will be set out in the Rights Indenture. The CVRs will be freely trading securities in Canada and freely transferable securities in the United States (other than by persons who are “affiliates” of Pan American after the Effective Date, as such term is defined in Rule 144 under the U.S. Securities Act, or were “affiliates” of Pan American within 90 days prior to the Effective Date) and have a term of 10 years. The CVRs will not be listed on an exchange and may only be transferred pursuant to the transfer procedures set out in the Rights Indenture. The total implied consideration, including the Base Purchase Price and the Contingent Purchase Price, is $4.10 per share representing a premium of 62.8% to the VWAP of the Tahoe Shares for the 20-day period ending on November 13, 2018. Following completion of the Arrangement, assuming the maximum number of 56,074,675 Pan American Shares are issued to Tahoe Shareholders as consideration under the Arrangement, existing Pan American and Tahoe Shareholders will own approximately 73% and 27% of the combined company, respectively. Upon satisfaction of the Payment Condition under the terms of the CVR, Pan American and Tahoe Shareholders will own approximately 68% and 32%, respectively, of Pan American (based upon the number of Pan American Shares outstanding following completion of the Arrangement).

Each outstanding option to purchase a Tahoe Share (a “Tahoe Option”) not exercised at or before 12:01 a.m. (Vancouver time) or such other time as Pan American and Tahoe may agree in writing on the Effective Date (the “Effective Time”) will be exchanged for a replacement option that will entitle the holder to receive, upon the exercise thereof, 0.2403 of a Pan American Share (each, a “Replacement Option”) at an exercise price equal to the exercise price at which such Tahoe Option was exercisable immediately prior to the Effective Time divided by 0.2403, and otherwise with the same general terms and conditions as the original Tahoe Option. See “The Arrangement – Treatment of Tahoe Convertible Securities”.

The Arrangement is being carried out pursuant to the terms of the Arrangement Agreement and will be conducted in accordance with a court-approved Plan of Arrangement under the BCBCA.

Authorized Capital Resolution

As set out in the Notice of Meeting, at the Special Meeting, shareholders will be asked to consider and vote on the Authorized Capital Resolution. If the Authorized Capital Resolution is approved, then the total number of Pan American Shares that Pan American has the authority to issue will increase from 200,000,000 to 400,000,000, and will result in approximately 52.3% of the authorized Pan American Shares being issued and outstanding on a fully diluted basis assuming that the Share Issuance Resolution is also approved and that the Arrangement is effected.

The primary purpose of this resolution is to:

●	make available for issuance by Pan American additional share capital so that we may effect the Arrangement; and

●	have a sufficient number of authorized and unissued shares to maintain flexibility in our corporate planning.

This resolution WILL NOT:

●	result in less than 30% of all authorized shares being outstanding;

●	represent an increase in authorized capital that is greater than 100%; or

●	result in unlimited capital authorization.

Reasons for and Benefits of the Increase in Authorized Capital

We need to increase the number of Pan American Shares we can issue in order to complete the Arrangement. Based on the current number of Tahoe Shares outstanding and the number of Tahoe Shares underlying Tahoe convertible securities, we estimate we will need to issue up to 72,533,152 Pan American Shares to complete the Arrangement. Without this amendment to our Notice of Articles, we will not have a sufficient number of authorized but unissued Pan American Shares to complete the Arrangement.

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SPECIAL MEETING OF SHAREHOLDERS

The increase in authorized Pan American Shares also will allow us to maintain flexibility in our corporate planning, without the expense and delay of a special meeting, and may be used to:

●	acquire other businesses or assets;

●	facilitate public or private financings; and

●	attract and retain employees through equity incentive plans.

The Pan American Board carefully considers all issuances of Pan American Shares from its treasury.

Possible Effects of the Authorized Capital Resolution

Other than the dilutive effect on the voting power and percentage of equity ownership pursuant to the issuance of Pan American Shares under the Arrangement, the increase in authorized Pan American Shares will not have any immediate effect on the rights of existing Pan American Shareholders. To the extent that the additional authorized Pan American Shares are issued in the future, such shares will have a dilutive effect on the voting power and percentage equity ownership of our existing shareholders and, depending on the price at which they are issued, may have a dilutive effect on both the book value and market value of Pan American Shares owned by existing Pan American Shareholders. The holders of Pan American Shares have no pre-emptive rights to subscribe for or purchase any additional Pan American Shares that may be issued in the future.

While we believe that the proposed increase in the authorized number of Pan American Shares will make available a sufficient number of Pan American Shares for one or more of such previously mentioned purposes or otherwise, we may seek further increases in the authorized Pan American Shares from time to time in the future as considered appropriate by the Pan American Board.

Other than pursuant to the Arrangement and existing obligations under equity incentive plans, we have no plans, understandings or arrangements to issue additional Pan American Shares at this time.

The Authorized Capital Resolution must be approved by at least 66 2⁄3% of the votes cast by Pan American Shareholders, either present in person or by proxy at the Special Meeting. Accordingly, Pan American Shareholders will be asked to consider and, if thought advisable, to pass, with or without amendment, the Authorized Capital Resolution, the full text of which is attached as Part I of Schedule B hereto.

Recommendation of the Pan American Board:

The Pan American Board recommends that the Pan American Shareholders vote FOR the Authorized Capital Resolution.

Share Issuance Resolution

As set out in the Notice of Meeting, at the Special Meeting, shareholders also will be asked to consider and vote on the Share Issuance Resolution in connection with the Arrangement.

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The maximum number of Pan American Shares issuable in connection with the Arrangement is 72,533,152. Following completion of the Arrangement, assuming the maximum number of 56,074,675 Pan American Shares are issued to Tahoe Shareholders as consideration under the Arrangement, existing Pan American and Tahoe Shareholders will own approximately 73% and 27% of the combined company, respectively. Upon satisfaction of the Payment Condition under the terms of the CVRs, Pan American and Tahoe Shareholders will own approximately 68% and 32%, respectively, of the combined company (based upon the number of Pan American Shares outstanding following completion of the Arrangement).

As a result of the issuance of Pan American Shares in connection with the Arrangement, your ownership and voting interests in Pan American will be diluted, relative to your current proportional ownership and voting interests.

Pursuant to the rules of the TSX and Nasdaq, a listed company is generally required to obtain shareholder approval in connection with an acquisition transaction where the number of securities issued or issuable in payment of the purchase price for the acquisition exceeds 25%, in the case of the TSX, and 20%, in the case of Nasdaq, of the number of securities of the listed issuer which are outstanding, on a non-diluted basis, prior to the date of closing of the transaction. As the Arrangement will result in us issuing in excess of 25% of the outstanding Pan American Shares, Pan American Shareholder Approval is required. It is a condition of the Arrangement Agreement that the Share Issuance Resolution be approved by a simple majority (50% plus one vote) of votes cast at the Special Meeting by our shareholders, present in person or by proxy.

The TSX will generally not require further shareholder approval for the issuance of up to an additional 18,133,288 Pan American Shares, such number being 25% of the number of securities approved by shareholders for the Arrangement.

The issuance of the maximum number of Pan American Shares to Tahoe Shareholders as Consideration under the Arrangement will not result in a change of control of Pan American.

To the knowledge of our directors and executive officers, 9,829,181 Pan American Shares are issuable to insiders pursuant to the Arrangement, all of which will be received by Van Eck Associates Corporation (“Van Eck”), an investment manager as defined in National Instrument 62-102. Van Eck holds 19,339,618 Pan American Shares and 40,903,795 Tahoe Shares in Van Eck’s exchange traded fund business unit. Pursuant to the Arrangement, Van Eck will receive 9,829,181 Pan American Shares and an additional 2,032,918 Pan American Shares will be issuable to Van Eck if the Payment Condition is met with respect to the CVRs. This represents approximately 7.7% of the issued and outstanding Pan American Shares as of the date of this Circular.

Upon completion of the Arrangement, Van Eck will hold approximately 29,168,799 Pan American Shares (assuming a Share Election is made (as defined under the heading “Plan of Arrangement”) and no proration occurs under the Arrangement), representing approximately 13.9% of the issued and outstanding Pan American Shares, and an additional 2,032,918 Pan American Shares if the Payment Condition is met with respect to the CVRs.

Recommendation of the Pan American Board:

The Pan American Board recommends that the Pan American Shareholders vote FOR the Share Issuance Resolution.

Record Date

The Pan American Board has passed a resolution to fix the close of business (Vancouver time) on November 29, 2018 as the Record Date for the determination of the registered Pan American Shareholders who will be entitled to receive notice of the Special Meeting, and any adjournment or postponement of the Special Meeting, and who will be entitled to vote at the Special Meeting.

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The Arrangement

General

This section provides material information about our acquisition of Tahoe pursuant to the Arrangement. The Arrangement is governed by both the Arrangement Agreement and the Plan of Arrangement. Both the Pan American Board and the board of directors of Tahoe (the “Tahoe Board”) have approved the Arrangement Agreement.

The Arrangement Agreement and the Plan of Arrangement provide that we will acquire all of the outstanding Tahoe Shares subject to, among other things:

●	approval of the Authorized Capital Resolution by the Pan American Shareholders;

●	approval of the Share Issuance Resolution by the Pan American Shareholders;

●	approval of the Tahoe Resolution by Tahoe Shareholders;

●	approval of the Arrangement by the Court and the relevant stock exchanges; and

●	satisfaction of certain closing conditions customary to transactions of this nature.

Pursuant to the Plan of Arrangement, each outstanding Tahoe Share will be transferred by the holder thereof to Pan American in exchange for the Consideration. Pan American will then transfer each Tahoe Share to 0799714 B.C. Ltd, a wholly owned subsidiary of Pan American (“Subco”). Tahoe and Subco will then be merged (the “Merger”) to form one corporate entity (the “Merged Company”) with the same effect as if they had amalgamated under Section 269 of the BCBCA, except that the separate legal existence of Subco shall not cease and Subco shall survive the Merger, and Pan American shall receive on the Merger one common share of the Merged Company in exchange for each Subco common share previously held, and all of the issued and outstanding Tahoe Shares will be cancelled without any repayment of capital in respect thereof.

If permitted by applicable laws, we intend to delist the Tahoe Shares from the TSX and the New York Stock Exchange (the “NYSE”) as soon as practicable following the Effective Date, to apply for a decision for Tahoe to cease to be a reporting issuer under the securities laws of each jurisdiction of Canada in which it is a reporting issuer, and to terminate the registration of the Tahoe Shares under Section 12 of the U.S. Exchange Act.

Under the BCBCA, the Court must approve the Plan of Arrangement. If, among other things, Pan American Shareholder Approval is obtained at the Special Meeting and Tahoe Shareholder Approval is obtained at the Tahoe Meeting, the Court will hold a hearing regarding the Final Order. The Court will consider, among other things, the procedural and substantive fairness of the Arrangement. The Court may approve the Arrangement in any manner the Court may direct, subject to compliance with such terms and conditions, if any, as the Court deems fit.

Background to the Arrangement

Our vision at Pan American is to be the world’s premier silver producer, with a reputation for excellence in discovery, engineering, innovation and sustainable development. To achieve that strategic goal, we constantly evaluate opportunities to increase low-cost silver production through: the efficient operation and expansion of our existing mines; an aggressive exploration program to replace the silver ounces mined each year and increase our silver reserves and resources; and the acquisition and development of new silver-rich deposits. Our management regularly reviews the activities of other silver and precious metals mining, development and exploration companies for the purpose of identifying and investigating prospective silver assets and transactions that could complement our existing operations and advance our strategic goals. Our management is also frequently in contact with representatives of such other companies regarding topics such as the state of the market, commodity prices and emerging technologies. Often the discussions evolve into conversations of possible synergies between companies, as well as potential commercial arrangements and transactions. In addition, it is common to enter into confidentiality agreements to allow more open discussions and, as appropriate, to perform varying degrees of due diligence. The Arrangement is the culmination of numerous discussions and extensive due diligence completed over several years. A summary of our discussions with Tahoe regarding a possible business combination is presented below.

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Tahoe’s Executive Chair, Kevin McArthur met with our President and Chief Executive Officer, Michael Steinmann, in June and August of 2016 at Pan American’s head office in Vancouver to initiate discussions as to the possibility of a potential business combination between the companies.

In September of 2016 and January 2017, Mr. McArthur met with representatives of our financial advisor, CIBC, to further explore a possible combination. These discussions were followed in February 2017 by a meeting between Mr. McArthur and our Chairman, Ross J. Beaty, at the BMO Capital Markets mining conference in Hollywood, Florida where a possible combination was considered.

On May 24, 2017, Tahoe announced that CALAS, an anti-mining non-governmental organization, had initiated legal proceedings in Guatemala (the “CALAS Claim”) alleging that Guatemala’s Ministry of Energy and Mines (“MEM”) failed to consult with the Xinka Indigenous people before awarding the Escobal mining license to Tahoe’s Guatemalan subsidiary, Minera San Rafael S.A. (“MSR”).

The discussions between Messrs. Beaty and McArthur were continued at a meeting at Pan American’s Vancouver head office in May 2017. After this meeting, the Pan American Board was updated on the status of discussions with Tahoe and would continue to be periodically updated during each of its subsequent regularly scheduled meetings. Later that month, on May 25, 2017, we entered into a confidentiality and non-disclosure agreement with Tahoe, which was followed by a site visit on June 19, 2017 to the Escobal Mine by Mr. Steinmann and our Chief Operating Officer, Steven Busby, our Vice President, Business Development and Geology, Christopher Emerson, our Senior Vice President, Mining Operations, Andres Dasso, our Senior Vice President, Technical Services & Process Optimization, Martin Wafforn and our Vice President, Environment and Sustainability, Matthew Andrews. On the following day Mr. McArthur agreed with Mr. Steinmann by telephone that Tahoe would set up an electronic data site with technical information pertaining to the Escobal Mine and Tahoe’s other operations. On July 7, 2017, Pan American was granted access to Tahoe’s confidential electronic data site and began desktop technical due diligence.

On June 19, 2017, Tahoe reported a protest and blockade near the town of Casillas in Guatemala, which caused delays in the transport of supplies to the Escobal Mine and eventually led to a curtailment in production at the Escobal Mine.

On July 5, 2017, Tahoe announced that the Supreme Court of Guatemala had issued a provisional decision on the CALAS Claim against MEM alleging that MEM violated the Xinka Indigenous communities’ right of consultation in advance of granting the Escobal mining license to Tahoe’s Guatemalan subsidiary, MSR, and ordered the suspension of the mining license for the Escobal Mine. Tahoe filed a motion for reconsideration with the Supreme Court of Guatemala, which was denied on July 28, 2017. Tahoe also appealed the Supreme Court of Guatemala’s provisional decision to the Constitutional Court of Guatemala, Guatemala’s highest court.

On August 24, 2017, the Constitutional Court of Guatemala ruled to uphold the Supreme Court of Guatemala’s provisional decision on the CALAS Claim resulting in the continued suspension of the Escobal mining license.

The Supreme Court of Guatemala held a hearing on August 28, 2017, and on September 10, 2017, issued its decision on the CALAS Claim and reinstated the Escobal mining license, but operations did not commence while the matter was appealed. As part of its decision, the Supreme Court of Guatemala ordered MEM to conduct a consultation with Xinka Indigenous communities under ILO 169 and report the results of the consultation to the court within 12 months. CALAS appealed the Supreme Court’s decision to the Constitutional Court of Guatemala, on the grounds that the decision discriminated against the Xinka Indigenous people. The Constitutional Court of Guatemala held a hearing on October 25, 2017 regarding the appeal.

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Messrs. Steinmann and McArthur met again in September 2017 in Colorado Springs, Colorado and discussed the possibility of a merger or some other form of business transaction.

Following further due diligence, Mr. Steinmann confirmed Pan American’s continuing interest in potential business combination discussions in email and telephone communications with Mr. McArthur in October and November of 2017. On November 27, 2017, Pan American granted Tahoe access to a confidential electronic data site containing technical information concerning Pan American’s material operations. This was followed by meetings on December 12 and 13, 2017 in Los Angeles, California between Messrs. Steinman, Busby, Emerson, Wafforn and Andrews, Pan American’s Chief Financial Officer, Robert Doyle, Pan American’s General Counsel, Christopher Lemon, Pan American’s Vice President, Human Resources & Security, Sean McAleer and Mr. McArthur, Tahoe’s President & Chief Executive Officer, Ron Clayton, Tahoe’s Chief Financial Officer, Elizabeth McGregor, Tahoe’s Executive Vice President Corporate Affairs & General Counsel, Edie Hofmeister, Tahoe’s Vice President, Investor Relations, Alexandra Barrows, Tahoe’s Vice President Exploration, Brian Brodsky, Tahoe’s then Vice President Operations, Tom Fudge, and Tahoe’s Vice President, Technical Services, Charlie Muerhoff, at which each company made management presentations to the other concerning its corporate strategy, its operating mines and its development and exploration projects. In a telephone conversation during these meetings, Mr. Steinmann inquired of Mr. McArthur whether Tahoe would be willing to enter into a period of exclusivity with Pan American to advance discussions of a potential combination, but agreement on exclusivity could not be reached. They agreed, however, that Pan American would conduct mine tours of Tahoe’s producing mines in Peru and Canada in January. Also during this month, CIBC began working on financial models to inform a possible transaction.

On January 8 and 9, 2018, Messrs. Busby, Dasso and Wafforn, conducted site visits to Tahoe’s Bell Creek and Timmins West mines in Canada. These were followed on January 22 and 23, 2018 by site visits to Tahoe’s La Arena and Shahuindo mines in Peru by Messrs. Busby, Emerson, Dasso, Wafforn and McAleer. In February 2018, Messrs, Beaty and Steinmann met with Mr. McArthur and Ms. Hofmeister at a mining conference in Hollywood, Florida where a possible combination was further explored.

As our due diligence and financial modeling progressed, our management determined that any transaction would need to be premised on a restart of the Escobal Mine. This was acknowledged by CIBC and Mr. McArthur during telephone calls held in March 2018. On March 15 and 16, 2018, Messrs. Brodsky, Fudge and Tahoe’s General Manager, Canada, Peter Van Alpen, conducted site visits of Pan American’s Dolores and La Colorada mines in Mexico on behalf of Tahoe. Subsequently on April 6, 2018, Mr. Brodsky, on behalf of Tahoe, visited Pan American’s office in Peru to review resource, reserve and exploration data from our Huaron and Morococha mines in Peru. In April 2018, Mr. Steinmann confirmed to Mr. McArthur Pan American’s continuing interest in a transaction, and requested that the companies’ respective teams remain in communication. Messrs. Steinmann and McArthur also discussed the status of the continued suspension of the Escobal Mine.

Messrs. Beaty, McArthur and Charles Jeannes, the Chair of a special committee of Tahoe’s independent directors (the “Tahoe Special Committee”), met a number of times from August 25-28, 2018 in British Columbia and discussed their continuing interest in a potential transaction, including the concept of a contingent consideration tied to the restart of the Escobal mine.

On September 3, 2018, the Constitutional Court of Guatemala issued a ruling regarding the appeal it heard on October 25, 2017 and reversed the Supreme Court of Guatemala’s decision to reinstate the mining license for the Escobal Mine. A final ruling was issued on October 8, 2018. The Constitutional Court of Guatemala ordered that the mining license remain suspended pending satisfactory completion of the ILO 169 consultation process with the Xinka Indigenous communities in the area of influence of the Escobal Mine and approval by the Guatemalan courts.

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In the week following the Constitutional Court of Guatemala’s decision, our management determined that the decision provided a path for resolution of the Escobal Mine’s license suspension and began developing a deal structure involving contingent consideration tied to a restart of the Escobal Mine that would share risk associated with the restart between Tahoe and Pan American (the “Parties”). This structure was discussed in a telephone call between Messrs. Steinmann and McArthur on September 5, 2018 and the Parties agreed to meet during the Denver Gold Forum event in Colorado Springs during the last week of September 2018. The Chairmen and Chief Executive Officers from both companies met on September 23, 2018 and Messrs. Beaty, Steinmann and Jeannes met again on September 24, 2018. At these meetings, Messrs. Beaty and Steinmann proposed to Tahoe’s representatives a transaction under which Pan American would acquire all of the outstanding Tahoe Shares pursuant to a plan of arrangement under the BCBCA for consideration comprised of Pan American Shares and cash, and a contingent right which would be exchangeable for Pan American Shares upon a restart of commercial production at the Escobal Mine. While Tahoe did not respond to the proposal, the Parties agreed to a mid-October site visit to the Escobal Mine by Messrs. Beaty and Steinmann to be followed by meetings later that month to negotiate specific details of a proposed transaction. During the Colorado Springs meetings, Messrs. Beaty and Steinmann also proposed to enter into a period of exclusivity with Tahoe, but Mr. Jeannes requested that the parties defer such discussion until the next meeting.

The parties entered into a subsequent confidentiality agreement on October 9, 2018, with an effective date of May 25, 2018, in order to extend the confidentiality terms of the original May 25, 2017 confidentiality agreement. Following the execution of this agreement, Pan American initiated detailed financial, legal, corporate social responsibility, human resources and tax due diligence as well as confirmatory technical due diligence on Tahoe and its material operations and made several requests to populate Tahoe’s electronic data site with additional documents and information.

On October 15, 2018, Messrs. Beaty and Steinmann conducted a site visit of the Escobal Mine. A Pan American geotechnical consultant conducted further site visits to Tahoe’s Bell Creek and Timmins West mines in Canada on October 26, 2018, to Tahoe’s La Arena and Shahuindo mines in Peru on November 1 and 2, 2018 and to Tahoe’s Escobal Mine in Guatemala on November 5, 2018. Another technical consultant to Pan American conducted a further site visit to the Bell Creek Mine on October 30, 2018.

On October 29 and 30, 2018, Messrs. Beaty, Steinmann, Lemon and representatives of CIBC and Pan American’s external legal counsel, Borden Ladner Gervais (“BLG”), met in San Francisco with Messrs. McArthur and Jeannes, Ms. Hofmeister and representatives of Tahoe’s financial advisor, Trinity Advisors Corporation (“Trinity”), and the Tahoe Special Committee’s counsel, Cassels Brock & Blackwell LLP (“Cassels”). At the meetings, Pan American presented a draft form of non-binding expression of interest to acquire all of the outstanding Tahoe Shares pursuant to a plan of arrangement under the BCBCA for a mix of cash, Pan American Shares and CVRs, subject to completion of due diligence, negotiation of definitive agreements, shareholder approval of both Pan American, and Tahoe Shareholders and providing for a period of exclusive negotiations. Pan American also presented a draft CVR term sheet. After considerable negotiation, Tahoe agreed to present to the Tahoe Special Committee the non-binding expression of interest and draft CVR term sheet.

On the evening of October 30, 2018, Mr. Steinmann provided the Pan American Board with an update on the meetings and the preliminary indicative terms being negotiated by the Parties.

Following the receipt of input from the Tahoe Special Committee and negotiation of further details of the proposal and CVR term sheet between BLG and Cassels, on November 3, 2018, Pan American and Tahoe entered into a non-binding expression of interest providing for, at the election of each Tahoe Shareholder, either cash or share consideration (subject to proration) and one CVR for each Tahoe Share. Each CVR would be exchangeable for Pan American Shares upon first commercial shipment of concentrate from the Escobal Mine following closing of the business combination. The expression of interest provided for a period of exclusive negotiations through November 14, 2018.

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On October 30, 2018, we entered into an engagement agreement with CIBC (effective as of November 9, 2017) pursuant to which CIBC agreed to act as our financial advisor in connection with any transaction with Tahoe. TD was formally engaged by Pan American pursuant to an engagement agreement effective November 5, 2018 to provide an independent fairness opinion to the Pan American Board in connection with any transaction with Tahoe.

During the period from November 3 to 13, 2018, our and Tahoe’s respective management, technical consultants, financial and legal advisors continued with due diligence and negotiated the terms of definitive transaction agreements. Extensive due diligence continued during this period with reviews of corporate records and accounting and tax materials for both companies, including a review by our local counsel in Guatemala of the mineral tenure and related permits held by Tahoe in Guatemala related to the Escobal Mine, including all associated litigation, as well as Guatemalan corporate and labour relations matters. We also engaged local Peruvian counsel to advise on the mineral tenure and related permits held by Tahoe in Peru, and Peruvian corporate and labour relations matters. We also hired Newfields Consultants and Redpath Canada Limited to conduct technical due diligence on Tahoe’s operations. On November 7, 2018, the senior management and technical team of Pan American and representatives of BLG held a due diligence session with senior management of Tahoe and representatives of Cassels by telephone conference.

The Pan American Board met for an informal meeting on November 5, 2018 and met again for a formal Board meeting on November 6, 2018 to approve Pan American’s interim unaudited financial statements and MD&A for the third quarter. They also discussed the potential transaction in more detail, received a presentation from management on the preliminary results of Pan American’s due diligence on Tahoe and received preliminary financial advice from CIBC.

On November 6, 2018, Pan American issued its quarterly earning press release and filed its interim unaudited financial statements and MD&A for the third quarter. On November 6, 2018 Tahoe similarly issued its quarterly earning press release and filed its interim unaudited financial statements and MD&A for the third quarter.

On November 12 and 13, 2018, senior management of Pan American and Tahoe, as well as Mr. Jeannes and external counsel and financial advisors, met in Vancouver for final negotiation of the definitive agreements and to conclude public disclosure and a corporate communications plan for the transaction. During these negotiations, the treatment of Tahoe’s equity-based compensation was concluded and the amount of consideration per Tahoe Share was finalized as one CVR and, at the election of each Tahoe Shareholder, either $3.40 in cash or 0.2403 of a Pan American Share (subject to proration so that $275 million is paid in cash), representing a 34.9% premium to the Tahoe Shares’ 20-day VWAP ending November 13, 2018. Each CVR would be exchangeable for 0.0497 of a Pan American Share upon first commercial shipment of concentrate from the Escobal Mine following closing of the business combination, which represented an additional 27.9% premium based on the 20-day VWAPs of Tahoe Shares and Pan American Shares ending November 13, 2018.

On the afternoon of Tuesday, November 13, 2018, after the close of trading on North American markets, the Pan American Board met to consider the proposed transaction and received presentations from management and BLG on the due diligence conducted on Tahoe and the final proposed terms of the definitive agreements. Each of CIBC and TD then reviewed with the Pan American Board their respective financial analysis of the transaction and delivered to the Pan American Board their respective oral fairness opinions, which were confirmed by subsequent delivery of written fairness opinions dated November 13, 2018, to the effect that, as of that date and based on and subject to the assumptions, limitations and qualifications described in such opinions, the Consideration to be paid by us pursuant to the Arrangement Agreement is fair, from a financial point of view, to Pan American. After considering these reports and presentations, the Pan American Board carefully reviewed, considered and deliberated aspects of the proposed transaction, including the terms and conditions of the Arrangement Agreement and the Voting Agreements and then unanimously: (i) determined that entering into the Arrangement Agreement and completing the transactions contemplated in the Arrangement Agreement is in the best interests of Pan American; (ii) approved the execution and delivery of the Arrangement Agreement and the Voting Agreements; and (iii) recommended that Pan American Shareholders vote “FOR” the Authorized Capital Resolution and the Share Issuance Resolution. The determination of the Pan American Board is based on various factors described more fully under the heading “The Arrangement – Reasons for and Benefits of the Arrangement”.

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During the process of reviewing the proposed transaction, there were no materially contrary views expressed or abstention by any of our directors.

Later in the evening of Tuesday, November 13, 2018, the Tahoe Board met to consider the Arrangement and passed a unanimous resolution to approve the Arrangement.

Later in the evening of Tuesday, November 13, 2018, execution copies of the Arrangement Agreement and the Voting Agreements and ancillary documents were finalized. The Arrangement Agreement was then executed and delivered by us and Tahoe and the Voting Agreements were executed by us and the Locked-up Shareholders. The Arrangement was announced by us and Tahoe by way of a joint press release at approximately 1:00 a.m. (PST) on Wednesday, November 14, 2018, prior to the opening of North American markets for trading. We held a joint conference call and webcast with Tahoe on Wednesday, November 14, 2018 at 5:30 a.m. (PST) to discuss the Arrangement.

Recommendation of the Board

AFTER CAREFUL CONSIDERATION OF THE ARRANGEMENT, INCLUDING THE FACTORS SET FORTH BELOW, THE PAN AMERICAN BOARD UNANIMOUSLY RECOMMENDS THAT PAN AMERICAN SHAREHOLDERS VOTE FOR THE AUTHORIZED CAPITAL RESOLUTION AND THE SHARE ISSUANCE RESOLUTION.

Reasons for and Benefits of the Arrangement

In evaluating the Arrangement and unanimously reaching their conclusion and making their recommendations in support of the Arrangement, the Pan American Board considered a number of factors including, among others:

●

One of the World’s Most Attractive Silver Mines: A primary focus of the Arrangement is expanding Pan American’s portfolio of silver properties with one of the most attractive silver properties in the world: the Escobal Mine in Guatemala. The Escobal Mine produced approximately 21 million ounces of silver at an AISC of $8.63 per ounce of silver during its last four quarters of uninterrupted production. It is a well-built, proven turn-key operation, with over $500 million invested into development and infrastructure. The Escobal Mine is capable of a rapid restart once the current ILO 169 consultation process with local Indigenous peoples is completed, court approval is obtained, the protest and blockade near the town of Casillas is ended, the Escobal Mine’s export credentials are renewed by the Guatemalan government and the social licence is re-established. On the resumption of production, the Escobal Mine will increase Pan American’s primary silver production by approximately 80% compared to Pan American’s estimated 2018 production of approximately 25 million ounces[1] and significantly lower our cost profile.[2] Pan American has a proven 25-year track record of responsibly constructing and operating mines in Latin America and building trust with local communities and Indigenous groups. Based on this experience, Pan American firmly believes that a lasting social licence for the restart of the Escobal Mine can be achieved.

1 Based on the combination of Pan American’s reported 2018 silver production guidance from its January 11, 2018 press release and Tahoe’s reported silver production from the Escobal Mine from Q2 2016 to Q1 2017, the last four quarters of uninterrupted production from the Escobal Mine.

2 Based on the Escobal Mine’s AISC of $8.63 per ounce of silver from Q2 2016 to Q1 2017, the last four quarters of uninterrupted production from the Escobal Mine. AISC is considered to be a non-GAAP financial measure. See “General Information - Non-GAAP and IFRS Measures”.

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●

Largest Silver Reserve Base: The combined company will have the largest silver reserves base of its peer group, with approximately 576 million ounces of proven and probable silver reserves representing 48% of total reserve value by commodity (and 1.205 billion silver equivalent ounces of reserves across all commodities)[1]. The Arrangement also enhances Pan American’s leading silver resource base among its peers.

●

High Margin and Low Cost Production: With the potential restart of the Escobal Mine production, the combined company’s estimated gross margins from primary silver mines will be the highest in its peer group.[2] In addition, Tahoe’s producing gold mines are well positioned to deliver low cost production following recent capital investments. Further efficiencies are also anticipated through synergies in administration and operations.

●

Robust Growth Profile: The combined company will have a leading growth profile for silver production, with: the Escobal Mine capable of a rapid restart following the positive conclusion of the ILO 169 consultation with local Indigenous peoples and a re-establishment of the social licence; expansion potential at La Colorada following Pan American’s recent major exploration discovery; and the Navidad project, one of the world’s largest undeveloped primary silver deposits.

●

Strong Financial Position: The pro forma combined enterprise will have a cash balance of approximately $59.8 million, credit facility availability of $100 million, $200 million of long-term debt and substantial cash flow generating capacity. This will give Pan American one of the lowest leverage ratios among its peer group with access to significant incremental credit capacity. This strong financial position will enable the combined company to advance key growth projects. Non-core asset sales can be used to further strengthen the balance sheet and maintain focus on silver mining opportunities.

●

Enhanced Diversification: The Arrangement provides Pan American with improved geographic diversification, while maintaining its Americas focus. The combined company will consist of 11 operating mines and an extensive portfolio of development and exploration projects throughout North, South and Central America.

●

Largest Publicly Traded Silver Company: The combined company will be the largest publicly traded silver mining company by free float and will remain one of the world’s most liquid silver investments with listings on both the TSX and Nasdaq. We believe that the combined company will be the leading investment vehicle for silver mining investors.

A number of these anticipated benefits and factors are based on various assumptions and are subject to various risks. See the sections of the Circular entitled ‘‘Cautionary Notice Regarding Forward-Looking Statements and Information’’ and ‘‘Risk Factors’’.

1 Proven and probable mineral reserves at Pan American’s: (i) La Colorada mine are composed of 7.7 Mt of ore at 395 g/t of silver, 0.32 g/t of gold, 2.54% zinc and 1.43% lead; (ii) Dolores mine are composed of 51.0 Mt of ore at 28 g/t of silver and 0.85 g/t of gold; (iii) Huaron mine are composed of 9.7 Mt of ore at 168 g/t of silver, 2.94% zinc, 1.48% lead and 0.47% copper; (iv) Morococha mine are composed of 5.9 Mt of ore composed of 159 g/t of silver, 3.62% zinc, 1.29% lead and 0.45% copper; (v) San Vicente mine are composed of 2.5 Mt of ore at 424 g/t of silver, 2.98% zinc, 0.38% lead and 0.45% copper; (vi) Manantial Espejo mine are composed of 2.1 Mt of ore at 149 g/t of silver and 1.47 g/t of gold; and (vii) Joaquin property are composed of 0.47 Mt of ore at 721 g/t silver and 0.41 g/t gold. These mineral reserve estimates are based on information prepared under the supervision of, or have been reviewed by, Christopher Emerson, FAusIMM, Vice President of Business Development and Geology of Pan American, and Martin Wafforn, P.Eng., Senior Vice President, Technical Services and Process Optimization of Pan American. See Pan American’s Annual Information Form for additional information related to Pan American’s mineral reserves. See “Information Concerning Tahoe – Summary of Operations – Mineral reserves and mineral resources” for additional details on the basis of these figures in accordance with NI 43-101.

2 Based on 2017 Gross Margin of Pan American, Tahoe, Fresnillo plc, Coeur Mining, Inc., Hecla Mining Company and Hochschild Mining plc, as reported in company filings, where available. Where Gross Margin is not explicitly reported in company financials, gross margin is calculated as revenue minus production costs. Gross Margin percent is Gross Margin as a percentage of net sales. Both Gross Margin and Gross Margin percent are considered to be non-GAAP financial measures. See “General Information - Non-GAAP and IFRS Measures”.

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In reaching their conclusion and making their recommendations, the Pan American Board relied on their knowledge of Pan American, Tahoe and the silver industry, on the information provided by Pan American’s management and on the advice of its legal and financial advisors. The Pan American Board considered numerous other factors in assessing the Arrangement including, among others, the following:

●

Opinions: The respective financial analyses and opinions of each of CIBC and TD, as of November 13, 2018, and based on and subject to various assumptions, matters considered and limitations and qualifications described in such opinions, as to the fairness, from a financial point of view, to Pan American of the Consideration to be paid by Pan American pursuant to the Arrangement.

●

Due Diligence: Our management and its technical, legal and financial advisors conducted extensive due diligence on Tahoe from May 23, 2017 through November 13, 2018 and conducted several site visits to the Escobal Mine and each of Tahoe’s producing operations in Peru and Canada.

●	Risk Sharing: The use of CVRs as part of the Consideration for the acquisition of Tahoe Shares under the Arrangement ensures appropriate risk sharing between Pan American and Tahoe Shareholders.

●	Likelihood of Completion: The Arrangement is not subject to unreasonable or extraordinary conditions to completion. We expect to obtain all necessary regulatory approvals in due course.

●

Voting Agreements: The directors and executive officers of Tahoe, who, as at December 4, 2018, in aggregate held approximately 1.7% of the outstanding Tahoe Shares, indicated a willingness to enter into the Voting Agreements with Pan American under which they would agree to vote “FOR” the Arrangement.

●

Ability to Accept an Alternative Transaction: Under the Arrangement Agreement, the Pan American Board remains able to respond, in accordance with its fiduciary duties, to certain unsolicited proposals that are more favourable to Pan American Shareholders than the Arrangement. The Pan American Board received advice from its financial and legal advisors that the deal protection terms including the payment of a termination fee of $38 million (the “Termination Fee”) by Pan American to Tahoe (the “Pan American Termination Payment”) and circumstances for payment of such payment, are within the ranges typical in the market for similar transactions.

●

Pan American Shareholder Approval: The Authorized Capital Resolution and the Share Issuance Resolution must be approved by Pan American Shareholders present in person or represented by proxy at the Special Meeting. The Pan American Board believes that the required approval protects the rights of Pan American Shareholders.

●

Absence of Competing Proposal: Since the entering into of the Arrangement Agreement on November 14, 2018, neither Tahoe nor Pan American have received any expressions of interest or competing offers related to a merger or acquisition transaction.

The Pan American Board also considered potential adverse factors associated with the Arrangement including, among others, the following:

●

Dilution – As a result of the issuance of Pan American Shares under the Arrangement, existing Pan American Shareholders will experience a degree of dilution in their ownership of Pan American. Dilution to existing shareholders will be reduced to the extent such shareholders are also Tahoe Shareholders. Following completion of the Arrangement, assuming the maximum number of 56,074,675 Pan American Shares are issued to Tahoe Shareholders as consideration under the Arrangement, existing Pan American and Tahoe Shareholders will own approximately 73% and 27% of the combined company, respectively. Upon satisfaction of the Payment Condition under the terms of the CVR, Pan American and Tahoe Shareholders will own approximately 68% and 32%, respectively, of the combined company (based upon the number of Pan American Shares outstanding following completion of the Arrangement).

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•

Integration Challenges – The challenges inherent in the combination of two enterprises of the size and scope of Pan American and Tahoe and the possible resulting diversion of management attention for an extended period of time, as well as the risk that anticipated benefits, long-term as well as short-term, of the transaction for our shareholders might not be realized.

●	Opportunity Costs – The investment of management time to the Arrangement may delay or prevent us from exploiting other business opportunities that may arise pending completion of the Arrangement.

●	Risk of Non-Completion – The risks and costs to us if the Arrangement is not completed, including the adverse effects on our ability to execute another transaction.

●

Expenses and Payments on Termination – Our obligation to pay the Pan American Expense Payment and the Pan American Termination Payment if the Arrangement Agreement is terminated under certain circumstances.

●	Risks in Tahoe’s Business – The risks involved in the business of Tahoe, particularly with respect to the past, and potential additional, difficulties with the Escobal Mine.

The foregoing summary of the information and factors considered by the Pan American Board in reaching its conclusions and recommendations is not, and is not intended to be, exhaustive. In view of the wide variety of factors and the amount of information considered in connection with its evaluation of the Arrangement, the Pan American Board did not find it practicable to, and did not, quantify or otherwise attempt to assign any relative weight to each specific factor considered in reaching its conclusions and recommendations. In addition, our individual directors may have assigned different weight to different factors.

Fairness Opinions

CIBC

Pursuant to an engagement agreement effective November 9, 2018, CIBC agreed to act as our financial advisor in connection with the Arrangement and provide the Pan American Board with an opinion as to the fairness to Pan American, from a financial point of view, of the Consideration to be paid by us pursuant to the Arrangement Agreement. At a meeting held on Tuesday, November 13, 2018, CIBC provided the Pan American Board with an oral opinion, subsequently confirmed in writing to the Pan American Board, to the effect that, based upon and subject to the assumptions, limitations and qualifications contained therein, and as of the date thereof, the Consideration to be paid by us pursuant to the Arrangement Agreement was fair, from a financial point of view, to Pan American.

The full text of the fairness opinion of CIBC provided to Pan American in connection with the Arrangement (the “CIBC Fairness Opinion”), which sets forth, among other things, the assumptions made, information reviewed and matters considered, and limitations and qualifications on the review undertaken in connection with the opinion, is attached to this Circular as Schedule D. The CIBC Fairness Opinion is not intended to be and does not constitute a recommendation to any Pan American Shareholder as to how to vote or act at the Special Meeting. The CIBC Fairness Opinion was only one of a number of factors taken into consideration by the Pan American Board in considering the Arrangement and should not be viewed as determinative of the views of the Pan American Board with respect to the Arrangement or the Consideration to be paid by us pursuant to the Arrangement. This summary of the CIBC Fairness Opinion is qualified in its entirety by reference to the full text of the CIBC Fairness Opinion and shareholders are urged to read the CIBC Fairness Opinion in its entirety.

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CIBC has acted as our exclusive financial advisor in connection with the Arrangement and will receive a fee for its services, including a fee for the delivery of the CIBC Fairness Opinion and fees that are contingent upon the completion of the Arrangement or another change of control involving Pan American and Tahoe. We have also agreed to indemnify CIBC against certain liabilities.

TD

TD was formally engaged by Pan American pursuant to an engagement agreement effective November 5, 2018 pursuant to which, among other things, TD agreed to provide the Pan American Board with an independent fairness opinion as to the fairness, from a financial point of view, of the Consideration to be paid by Pan American pursuant to the Arrangement Agreement. At a meeting held on November 13, 2018, TD provided the Pan American Board with an oral opinion, subsequently confirmed in writing to the Pan American Board, to the effect that, based upon and subject to the various assumptions, limitations and qualifications contained therein, the Consideration to be paid by Pan American to Tahoe Shareholders pursuant to the Arrangement Agreement was fair, from a financial point of view, to Pan American.

The full text of the fairness opinion of TD provided to Pan American in connection with the Arrangement, as set out in Schedule E to this Circular (the “TD Fairness Opinion”), which sets forth, among other things, the assumptions made, information reviewed and matters considered, and limitations and qualifications on the review undertaken in connection with the opinion, is attached to this Circular as Schedule E. The TD Fairness Opinion is not intended to be and does not constitute a recommendation to any Pan American Shareholder as to how to vote or act at the Special Meeting. The TD Fairness Opinion was only one of a number of factors taken into consideration by the Pan American Board in considering the Arrangement and should not be viewed as determinative of the views of the Pan American Board with respect to the Arrangement or the Consideration to be paid by us pursuant to the Arrangement. This summary of the TD Fairness Opinion is qualified in its entirety by reference to the full text of the TD Fairness Opinion and shareholders are urged to read the TD Fairness Opinion in its entirety.

The TD Fairness Opinion was rendered on the basis of securities markets, economic, monetary, general business, financial and other conditions and circumstances prevailing as at the date of the opinion and the conditions, prospects, financial and otherwise, of Pan American and Tahoe, as applicable, as they are reflected in the information and documents reviewed by TD and as they were presented to TD. Subsequent developments may affect the TD Fairness Opinion. TD has disclaimed any undertaking or obligation to advise any person of any change in any fact or matter affecting the TD Fairness Opinion which may come or be brought to the attention of TD after the date of the TD Fairness Opinion.

TD has acted as an independent fairness opinion provider to the Pan American Board, and in exchange, we have agreed to pay TD a fee for rendering the TD Fairness Opinion, regardless of the conclusions reached therein and regardless of whether the Arrangement is consummated. TD will not be paid an additional fee that is contingent upon the completion of the Arrangement or any alternative transaction. The Pan American Board took this fee structure into account when considering the TD Fairness Opinion. In addition, we agreed to reimburse TD for its reasonable out-of-pocket expenses in connection with the provision of its services.

Plan of Arrangement

The Plan of Arrangement sets out the steps and actions by which the Arrangement will be effected.

Under the Plan of Arrangement, commencing at the Effective Time, the following principal steps will occur and will be deemed to occur sequentially in the following order without any further act or formality:

(i)

each Tahoe PSA outstanding immediately prior to the Effective Time will immediately vest in accordance with the terms of Tahoe’s Performance Share Award Plan approved by Tahoe Shareholders at their annual general meeting held on May 3, 2018 (the “Tahoe PSA Plan”) and will be settled by Tahoe issuing to the holder of Tahoe PSAs (the “Tahoe PSA Holder”) one Tahoe Share less any amounts withheld pursuant to the Plan of Arrangement and the Tahoe Shares issuable in connection therewith will be issued to such Tahoe PSA Holder as fully paid and non-assessable shares in the capital of Tahoe; provided that no share certificates will be issued with respect to such shares;

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SPECIAL MEETING OF SHAREHOLDERS

(ii)

each Tahoe RSA outstanding immediately prior to the Effective Time will immediately vest in accordance with the terms of the Tahoe amended and restated share option and incentive share plan approved by Tahoe Shareholders at their annual general meeting on May 3, 2018 (the “Tahoe Long Term Incentive Plan”);

(iii)

each Tahoe DSA outstanding immediately prior to the Effective Time will immediately vest in accordance with the terms of the Tahoe Long Term Incentive Plan and will be settled by Tahoe issuing to the holder of Tahoe DSAs (the “Tahoe DSA Holder”) one Tahoe Share less any amounts withheld pursuant to the Plane of Arrangement and the Tahoe Shares issuable in connection therewith will be issued to such Tahoe DSA Holder as fully paid and non-assessable shares in the capital of Tahoe: provided that no share certificates will be issued with respect to such shares;

(iv)

each Tahoe SAR outstanding immediately prior to the Effective Time and all rights in respect thereof, all of which are out-of-the-money, will be cancelled and terminated without any payment in respect thereof;

(v)

each registered Tahoe Shareholder (a “Dissenting Tahoe Shareholder”) who validly exercises rights of dissent in respect of the Arrangement (the “Dissent Rights”) and is entitled to be paid fair value of such Dissenting Tahoe Shareholder’s Tahoe Shares in accordance with the Plan of Arrangement will transfer to Pan American all of the Tahoe Shares held by such Dissenting Tahoe Shareholder (the “Dissenting Tahoe Shares”), without any further act or formality on its part, and in consideration therefor, Pan American will issue to the Dissenting Tahoe Shareholder a debt-claim to be paid the aggregate fair market value of those Dissenting Tahoe Shares as determined pursuant to Dissent Rights under the Plan of Arrangement;

(vi)

each Tahoe Shareholder will transfer to Pan American each whole Tahoe Share held (other than any Tahoe Shares held by Pan American immediately before the Effective Time or acquired by Pan American from a Dissenting Tahoe Shareholder under the Plan of Arrangement but including for greater certainty any Tahoe Shares held or issued pursuant to paragraphs (i), (ii) or (iii) above) in exchange for (A) one CVR and (B),

(a)	in the case of a Tahoe Share for which the Tahoe Shareholder elects to receive (the “Cash Election”) $3.40 for each Tahoe Share (the “Cash Consideration”);

(b)

in the case of a Tahoe Share for which the Tahoe Shareholder elects or is deemed to have elected to receive (the “Share Election”) 0.2403 of a Pan American Share for each Tahoe Share (the “Share Consideration”);

in each case subject to proration in accordance with the Plan of Arrangement;

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(vii)

each Tahoe Option outstanding immediately prior to the Effective Time (whether vested or unvested) will be exchanged for a Replacement Option to acquire from Pan American such number of Pan American Shares as is equal to: (A) the number of Tahoe Shares that were issuable upon exercise of such Tahoe Option immediately prior to the Effective Time, multiplied by (B) 0.2403 (the “Exchange Ratio”), rounded down to the nearest whole number of Pan American Shares, at an exercise price per Pan American Share equal to the quotient determined by dividing: (X) the exercise price per Tahoe Share at which such Tahoe Option was exercisable immediately prior to the Effective Time, by (Y) the Exchange Ratio, rounded up to the nearest whole cent. Except as set out above, the terms of each Replacement Option will be the same as the terms of the Tahoe Option exchanged therefor pursuant to any agreement evidencing the grant thereof prior to the Effective Time. It is intended that the provisions of subsection 7(1.4) of the Income Tax Act (Canada) (the “Tax Act”) apply to any such exchange. Therefore, in the event that the Replacement Option In-The-Money Amount in respect of a Tahoe Option would otherwise exceed the Tahoe Option In-The-Money Amount in respect of the Replacement Option, the number of Pan American Shares which may be acquired on exercise of the Replacement Option at and after the Effective Time will be adjusted accordingly, with effect at and from the Effective Time to ensure that the Replacement Option In-The-Money Amount in respect of the Replacement Option does not exceed the Tahoe Option In-The-Money Amount in respect of the Tahoe Option and the ratio of the amount payable to acquire such shares to the value of such shares to be acquired will be unchanged;

(viii)

each Tahoe Share held by Pan American, including the Tahoe Shares acquired pursuant to the Plan of Arrangement, will be transferred to Subco and in consideration therefor Subco will issue to Pan American one fully paid and non-assessable common share of Subco for each Tahoe Share so transferred, and the amount added to the capital of the Subco common shares will be equal to the lesser of (A) the paid up capital (as such term is defined in the Tax Act) of the Tahoe Shares so transferred and (B) the fair market value of the Tahoe Shares so transferred;

(ix)

Tahoe and Subco will merge to form the Merged Company with the same effect as if they had amalgamated under Section 269 of the BCBCA except that the separate legal existence of Subco will not cease and Subco will survive the Merger, and Pan American will receive on the Merger one common share of the Merged Company in exchange for each Subco common share previously held and all of the issued and outstanding Tahoe Shares will be cancelled without any repayment of capital in respect thereof;

(x)

the separate legal existence of Tahoe will cease without Tahoe being liquidated or wound up; Tahoe and Subco will continue as one company; and the properties and liabilities of Tahoe will become the properties and liabilities of Subco; and

(xi)

the Merged Company will own and hold all property of Subco and will own and hold all property of Tahoe and, without limiting the provisions of the Plan of Arrangement, all rights of creditors or others will be unimpaired by such Merger, and all liabilities and obligations of Tahoe and Subco, whether arising by contract or otherwise, may be enforced against Subco to the same extent as if such obligations had been incurred or contracted by it.

No Fractional Shares to be Issued

A Tahoe Shareholder who would otherwise receive a fraction of a Pan American Share pursuant to the Plan of Arrangement will receive an equivalent cash payment in lieu of such fractional share calculated by ascribing to each whole Pan American Share $14.1490 (the “Pan American Share Value”). All calculations of Pan American Share consideration to be received under the Plan of Arrangement will be rounded up or down to four decimal places. In any case where the aggregate amount of cash payable to a particular Tahoe Shareholder under this Plan of Arrangement would, but for Section 3.6 of the Plan of Arrangement, include a fraction of a cent, the Consideration payable will be rounded up to the nearest whole cent. As a result of such payments in lieu and rounding, it is possible that the actual amount of cash paid in consideration for the Tahoe Shares, in the aggregate, may exceed the aggregate cash consideration of $275 million (the “Aggregate Cash Consideration”).

Pursuant to the Rights Indenture, the aggregate number of Pan American Shares issued for each CVR on the Payment Date will be rounded down to the nearest whole share, as is appropriate in the circumstances.

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Withholding Rights

Pan American, Tahoe and Computershare in its capacity as depositary under the Arrangement (the “Depositary”), as applicable, will be entitled to deduct and withhold from any Consideration or to set off against any other amount (including, salary, severance or similar payments in respect of employment of the termination of employment) payable or otherwise deliverable to any former Tahoe Securityholder such amounts as Pan American, Tahoe and the Depositary may be required to deduct and withhold therefrom under any provision of applicable laws in respect of taxes, payroll deductions, or similar amounts. To the extent that such amounts are so deducted and withheld or set off, such amounts will be treated for all purposes as having been paid to the person to whom such amounts would otherwise have been paid. To the extent that the amount required to be deducted or withheld from any payment to any former Tahoe Securityholder exceeds the cash component, if any, of the Consideration otherwise payable to such holder and any amount set off under the Plan of Arrangement, Pan American, Tahoe or the Depositary, as applicable, may sell or otherwise dispose of such portion of the Consideration otherwise payable to such holder in the form of Pan American Shares as is necessary to provide sufficient funds to enable Pan American, Tahoe or the Depositary, as applicable, to comply with such deduction and/or withholding requirements and Pan American, Tahoe and the Depositary, as applicable, will notify the holder thereof and remit any unapplied balance of the net proceeds of such sale.

In addition, each of Pan American and Computershare Trust Company of Canada (the “Rights Agent”) will be entitled to deduct and withhold from any amounts or property to be issued, paid, assigned or conveyed under the Rights Indenture, such amounts as Pan American or the Rights Agent, as the case may be, is required to deduct and withhold with respect to such payment or transfer under the Tax Act or any provision of federal, provincial, state, local or foreign tax law (including, for the avoidance of doubt, U.S. federal income tax law, if applicable). Pan American or the Rights Agent, as applicable, may sell or otherwise dispose of such Pan American Shares otherwise payable to a registered holder of CVRs (a “CVR Holder”) under the Rights Indenture as is necessary to provide sufficient funds to enable the payor to comply with such deduction and/or withholding requirements. In lieu of withholding such amounts, Pan American and the Rights Agent will be entitled to otherwise recover or to require a CVR Holder to provide for such applicable taxes. To the extent that amounts are so withheld, such withheld amounts will be treated for all purposes as having been paid to the relevant CVR Holder, provided that such withheld amounts are actually remitted to the appropriate taxing authority.

Treatment of Dividends

No Tahoe Securityholder will be entitled to receive any consideration with respect to Tahoe Securities other than the Consideration to which such holder is entitled in accordance with the Plan of Arrangement and, for greater certainty, no such holder will be entitled to receive any interest, dividends, premium or other payment in connection therewith.

Cancellation of Rights after Six Years

If any former Tahoe Shareholder fails to deliver to the Depositary the certificate(s) or a direct registration system statement (a “DRS Statement”), as applicable, documents or instruments required to be delivered to the Depositary under the Arrangement Agreement in order for such former Tahoe Shareholder to receive the Consideration which such former holder is entitled pursuant to the Arrangement to receive on or before the sixth anniversary of the Effective Date, on the sixth anniversary of the Effective Date (i) such former holder will be deemed to have donated and forfeited to Pan American or its successors, any Consideration held by the Depositary in trust for such former holder to which such former holder is entitled and (ii) any certificate(s) or DRS Statement representing Tahoe Shares formerly held by such former holder will cease to represent a claim of any nature whatsoever and will be deemed to have been surrendered to Pan American (or any successor of Pan American), for no consideration. Any payment of consideration made by way of cheque by the Depositary pursuant to the Plan of Arrangement that has not been deposited or has been returned to the Depositary or that otherwise remains unclaimed, in each case, on or before the sixth anniversary of the Effective Date, and any right or claim to payment that remains outstanding on the sixth anniversary of the Effective Date will cease to represent a right or claim of any kind or nature and the right of the former Tahoe Shareholder to receive the Consideration to which such holder is entitled pursuant to the Plan of Arrangement will terminate and be deemed to be surrendered and forfeited to Pan American (or any successor of Pan American), for no consideration. None of Tahoe or Pan American, or any of their respective successors, will be liable to any person in respect of any Consideration (including any consideration previously held by the Depositary in trust for any such former holder) which is forfeited to Tahoe or Pan American or delivered to any public official pursuant to any applicable abandoned property, escheat or similar law. Accordingly, former Tahoe Shareholders who deposit with the Depositary certificates or a DRS Statement representing Tahoe Shares after the sixth anniversary of the Effective Date will not receive Pan American Shares or any other consideration in exchange therefor and will not own any interest in Tahoe or, Pan American, and will not be paid any compensation.

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Consideration

With respect to payment of Cash Consideration and Share Consideration (together, the “Consideration”) to the Tahoe Shareholders under the Plan of Arrangement:

(i)	the aggregate cash payable to Tahoe Shareholders will equal the Aggregate Cash Consideration;

(ii)

if the aggregate amount of Cash Consideration that would otherwise be payable in respect of Tahoe Shares for which a Cash Election is made (the “Cash Election Shares”) exceeds the Aggregate Cash Consideration, then the consideration payable under the Plan of Arrangement for each Cash Election Share will consist of:

(a)	a cash payment in an amount equal to the Aggregate Cash Consideration divided by the aggregate number of Cash Election Shares, and

(b)

a fraction of a Pan American Share having a value (calculated by ascribing to each whole Pan American Share the Pan American Share Value) equal to the amount by which $3.40 exceeds the cash payment described in subparagraph (ii)(a) above; and

(iii)

if the aggregate amount of Cash Consideration that would otherwise be payable in respect of the Cash Election Shares is less than the Aggregate Cash Consideration, then the consideration payable under the Plan of Arrangement for each Tahoe Share in respect of which a Share Election is made (a “Share Election Share”) will consist of:

(a)

a cash payment in an amount equal to the amount by which the Aggregate Cash Consideration exceeds the aggregate cash payable in respect of the Cash Election Shares, divided by the aggregate number of Share Election Shares, and

(b)

a fraction of a Pan American Share having a value (calculated by ascribing to each whole Pan American Share the Pan American Share Value) equal to the amount by which $3.40 exceeds the cash payment described in subparagraph (iii)(a) above.

Treatment of Tahoe Convertible Securities

Tahoe PSAs

Pursuant to the Plan of Arrangement, each Tahoe PSA outstanding immediately prior to the Effective Time will immediately vest in accordance with the terms of the Tahoe PSA Plan and will be settled by Tahoe issuing to the Tahoe PSA Holder one Tahoe Share, less any amounts entitled to be withheld (see “Plan of Arrangement – Withholding Rights”) and the Tahoe Shares issuable in connection therewith will be issued to such Tahoe PSA Holder as fully paid and non-assessable shares in the capital of Tahoe; provided that no share certificates will be issued with respect to such shares.

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Tahoe DSAs

Pursuant to the Plan of Arrangement, each Tahoe DSA outstanding immediately prior to the Effective Time will immediately vest in accordance with the terms of the Tahoe Long Term Incentive Plan and will be settled by Tahoe issuing to the Tahoe DSA Holder one Tahoe Share, less any amounts entitled to be withheld (see “Plan of Arrangement – Withholding Rights”) and the Tahoe Shares issuable in connection therewith will be issued to such Tahoe DSA Holder as fully paid and non-assessable shares in the capital of Tahoe; provided that no share certificates will be issued with respect to such shares.

Tahoe RSAs

Pursuant to the Plan of Arrangement, each Tahoe RSA outstanding immediately prior to the Effective Time that is held by a Tahoe RSA Holder will immediately vest in accordance with the terms of the Tahoe Long Term Incentive Plan. There are currently no Tahoe RSAs outstanding.

Tahoe SARs

Pursuant to the Plan of Arrangement, each Tahoe SAR outstanding immediately prior to the Effective Time and all rights in respect thereof, all of which are out-of-money, will be cancelled and terminated without any payment in respect thereof.

Tahoe Options

Pursuant to the Plan of Arrangement, each Tahoe Option outstanding immediately prior to the Effective Time (whether vested or unvested) will be exchanged for a Replacement Option granted by Pan American to acquire that number of Pan American Shares equal to: (A) the number of Tahoe Shares that were issuable upon exercise of such Tahoe Option immediately prior to the Effective Time; multiplied by (B) the Exchange Ratio, rounded down to the nearest whole number of Pan American Shares. Such Replacement Option will have an exercise price per Pan American Share equal to the quotient determined by dividing: (X) the exercise price per Tahoe Share at which such Tahoe Option was exercisable immediately prior to the Effective Time, by (Y) the Exchange Ratio, rounded up to the nearest whole cent.

Except as set out above, the terms of each Replacement Option will be the same as the terms of the Tahoe Option exchanged therefor pursuant to any agreement evidencing the grant thereof prior to the Effective Time. It is intended that the provisions of subsection 7(1.4) of the Tax Act apply to any such exchange. Therefore, in the event that the Replacement Option In-The-Money Amount in respect of a Tahoe Option would otherwise exceed the Tahoe Option In-The-Money Amount in respect of the Replacement Option, the number of Pan American Shares which may be acquired on exercise of the Replacement Option at and after the Effective Time will be adjusted accordingly with effect at and from the Effective Time to ensure that the Replacement Option In-The-Money Amount in respect of the Replacement Option does not exceed the Tahoe Option In-The-Money Amount in respect of the Tahoe Option and the ratio of the amount payable to acquire such Pan American Shares to the value of such Pan American Shares to be acquired will be unchanged.

Stock Exchange Listings

The Tahoe Shares are currently listed on the TSX under the symbol “THO” and on the NYSE under the symbol “TAHO”. If permitted by applicable laws, we intend to delist the Tahoe Shares from the TSX and the NYSE as soon as practicable following the Effective Date.

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Our shares are listed on the TSX under the symbol “PAAS” and Nasdaq under the symbol “PAAS”. The obligation of Pan American and Tahoe to complete the Arrangement is subject to, among other things, the approval of the TSX and Nasdaq of the listing of the Consideration Shares and shares to be issued upon exercise of the Replacement Options.

Rights Indenture

The description of the Rights Indenture, both below and elsewhere in this Circular, is a summary only, is not exhaustive and is qualified in its entirety by reference to the terms of the Rights Indenture, substantially in the form which is attached as Schedule F to this Pan American Circular.

CVRs

Pursuant to the Arrangement, each Tahoe Shareholder will receive from Pan American on the Effective Date, in exchange for each Tahoe Share, one CVR entitling a Tahoe Shareholder to receive, without any further consideration and without further action on the part of the holder thereof, 0.0497 of a Pan American Share provided that the Payment Condition is satisfied prior to the termination date of the CVRs, being the date that is 10 years following the Effective Time (the “Termination Date”). The terms and conditions governing the CVRs will be set out in the Rights Indenture and the CVRs will be evidenced by a certificate issued by the Rights Agent evidencing the CVRs (a “Rights Certificate”).

Nothing in the Rights Indenture or in the holding of a CVR will be construed as conferring upon a CVR Holder any voting or dividend rights, except for an entitlement to the CVR Payment Amount (as defined in Section 1.1 of the Rights Indenture). Interest will not accrue on any amounts payable with respect to the CVRs and the CVRs will not represent any equity or ownership interest in Pan American or its affiliates. All CVRs will rank pari passu and will terminate and be null, void and of no further force or effect on Termination Date.

The CVRs and the Pan American Shares issued upon exchange of the CVRs will be freely trading securities in Canada and freely transferable securities in the United States (other than by persons who are “affiliates” of Pan American after the Effective Date, as such term is defined in Rule 144 under the U.S. Securities Act, or were “affiliates” of Pan American within 90 days prior to the Effective Date).

Payment Condition and Procedures

Under the Rights Indenture, “Payment Condition” is defined as, after the Effective Date and following the receipt of any required export license or permits, when the first commercial shipment of concentrate from production at the Escobal Mine to a smelter, refiner, or other processor or to any purchaser, is loaded on or into containers, trucks, railway cars or other methods of transportation and crosses outbound the Escobal Mine site property boundary, and will not include any concentrate produced prior to the Effective Date from any Escobal Mine inventory.

If the Payment Condition is met prior to the Termination Date, Pan American will, as soon as practicable (and in any event not later than three business days after the date that the Payment Condition has been satisfied), deliver to the CVR Holder Committee (as defined under the heading “The Arrangement – Rights Indenture – CVR Holder Committee”) and the Rights Agent a notice in writing (the “Achievement Certificate”) signed on behalf of Pan American by one or more officers (without personal liability) certifying that the Payment Condition has been satisfied. The Rights Agent will promptly deliver a copy of such Achievement Certificate to the CVR Holders.

If the Payment Condition is met prior to the Termination Date or on the Change of Control Date, each CVR Holder will receive, without payment of additional consideration or any further action on the part of the CVR Holders (including the surrender of any Rights Certificates), the CVR Payment Amount for each CVR held on the Payment Date less any applicable withholding taxes. The aggregate number of Pan American Shares issued to each CVR Holder will be rounded down to the nearest whole share, as is appropriate in the circumstances.

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If the Payment Condition is not met prior to the Termination Date, Pan American will, as soon as practicable (and in any event not later than three business days after the Termination Date), deliver to the CVR Holder Committee and the Rights Agent a notice in writing (the “Non-Achievement Certificate”) signed on behalf of Pan American by one or more officers (without personal liability) certifying that the Payment Condition has not been satisfied by the Termination Date and that Pan American has complied in all material respects with its obligations under the Rights Indenture. The Rights Agent will promptly deliver a copy of such Non-Achievement Certificate to the CVR Holders.

At all times prior to and as at the Termination Date, while any of the CVRs are outstanding: (i) all of the Pan American Shares a CVR Holder is entitled to be issued under outstanding CVRs will be reserved for issuance by Pan American; and (ii) executed treasury orders directing Pan American’s transfer agent to issue certificates representing Pan American Shares in the names of the CVR Holders will be held in escrow by the Rights Agent on behalf of the CVR Holders. On the Payment Date, the Rights Agent will release from escrow and deliver to Pan American’s transfer agent all such treasury orders so held in escrow and such Pan American Shares will, in accordance with the treasury orders, be registered in the names of the CVR Holders. All Pan American Shares issued pursuant to the CVRs will be issued as fully paid and non-assessable. In the event the Payment Date does not occur, the Rights Agent will, on the Termination Date, surrender the certificate representing the Pan American Shares and the treasury directions to Pan American for cancellation.

Covenants of Pan American and MSR

Pan American and MSR have made certain covenants pursuant to the Rights Indenture, including that, from Effective Date until the earlier of the Payment Date and the Termination Date, each of Pan American and MSR will, among other things:

(i)

use its commercially reasonable efforts to: (i) have the mining license and export credentials for the Escobal Mine reinstated; and (ii) cause the Payment Condition to be met without unreasonable delay;

(ii)

use its commercially reasonable efforts to: (i) assist the Guatemala Ministry of Environment, the Guatemala Ministry of Energy and Mines and any other organization identified by the Constitutional Court of Guatemala in its October 8, 2018 final order to meet their legal obligations, including but not limited to, execution of an ILO 169 consultation process and preparation of studies required as a condition for restart of operations at the Escobal Mine; and (ii) support MSR in the satisfaction of its legal obligations, including but not limited to, court-ordered requirements and processes;

(iii)	diligently pursue the satisfaction of the Payment Condition in good faith;

(iv)

not take any action or enter into any agreement, arrangement or understanding which would reasonably be expected to cause the Payment Condition not to be met or that would be reasonably expected to result in an unreasonable delay in meeting the Payment Condition;

(v)

not, directly or indirectly, complete or take any action or enter into any agreement, arrangement or understanding, whether by a sale of assets or by merger, reorganization, joint venture, lease, license, trust or any other transaction or arrangement, for the sale, transfer, assignment, disposition, relinquishment or surrender of its rights, title or interest in or to the Escobal Mine or in or to any material assets comprising the Escobal Mine to any person (a “Escobal Mine Transfer”) unless: (a) Pan American (or its corporate successor) and MSR first agrees in writing to remain subject to the obligations under the Rights Indenture, including to make payments if and when such a payment is due in accordance with the terms of the Rights Indenture; (b) the agreement for such Escobal Mine Transfer requires the applicable transferee to comply with the Rights Indenture to the same extent as Pan American or MSR and such transferee has first agreed in writing to that effect; and (c) other than with respect to Escobal Mine Transfers to Pan American’s direct or indirect wholly-owned subsidiaries, the CVR Holder Committee consents to such Escobal Mine Transfer, such consent not to be unreasonably withheld;

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(vi)

carry on and conduct its business in Guatemala and maintain the Escobal Mine in good, workmanlike and efficient manner in accordance with sound mining and other applicable industry standards and practices and in material compliance with applicable laws, such that when all necessary mining licenses and export credentials are reinstated, the Payment Condition can be satisfied without unreasonable delay;

Pan American has also covenanted pursuant to the Rights Indenture, that from Effective Date until the earlier of the Payment Date and the Termination Date, to:

(i)

maintain a listing of the Pan American Shares on the TSX, Nasdaq, a major North American stock exchange or the London Stock Exchange and maintain its status as a reporting issuer under the securities legislation in each of the provinces of Canada and the registration of the Pan American Shares under Section 12(b) or 12(g) of the U.S. Exchange Act;

(ii)	ensure that the Pan American Shares that are issued pursuant to the CVRs are listed on the TSX, Nasdaq, a major North American stock exchange or the London Stock Exchange;

(iii)	keep or cause to be kept proper books of account for its operations in Guatemala and enter into those books full particulars of all dealings and transactions in relation to its business in Guatemala;

(iv)

make such filings and take such actions where required by applicable Canadian and U.S. securities laws to permit the transferability of the CVRs in Canada and to ensure that the CVRs are freely transferable securities in the United States (other than by persons who are “affiliates” of Pan American, as such term is defined in Rule 144 under the U.S. Securities Act);

(v)

register the CVRs as a class of equity securities under Section 12(g) of the U.S. Exchange Act; provided, however, such registration will not be required if it is determined that there are not the requisite number of CVR Holders to require registration under Section 12(g) of the U.S. Exchange Act;

(vi)	make all requisite filings, and pay all applicable fees, under applicable Canadian securities laws to report the issuance of Pan American Shares pursuant to the CVRs; and

(vii)

use its commercially reasonable efforts to obtain insurance for CVR Holder Committee members that provides protection to the CVR Holder Committee members no less favourable in the aggregate than the protection provided by the policies maintained by Pan American and its subsidiaries which are in effect immediately prior to the Termination Date or Payment Date, as the case may be for its directors and officers, and following the Payment Date or the Termination Date, as the case may be, purchase customary “tail” policies of liability insurance providing protection to the CVR Holder Committee members no less favourable in the aggregate to the protection provided by the policies maintained by Pan American and its subsidiaries which are in effect immediately prior to the Termination Date or Payment Date, as the case may be, and providing protection in respect of claims arising from facts or events which occurred on or prior to the Termination Date or Payment Date and maintain such tail policies in effect without any reduction in scope or coverage for at least six years from the Termination Date or Payment Date, as the case may be.

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Restrictions on Purchases by Pan American and Affiliates

Pan American and its affiliates are not prohibited from acquiring CVRs, whether in open market transactions, private transactions or otherwise, provided that such acquisitions comply with Canadian and U.S. securities laws or other applicable securities laws. For greater certainty, nothing in the Rights Indenture grants to Pan American a unilateral right of redemption with respect to the CVRs. Rights Certificates representing the CVRs purchased by Pan American, if any, must be immediately surrendered to the Rights Agent for cancellation and be accompanied by a written direction of Pan American to cancel the CVRs represented thereby and may not be reissued. Such purchases can only be made following disclosure of all material information with respect to the ILO 169 process ordered by the Constitutional Court of Guatemala in its October 8, 2018 final order. Prior to any acquisition of CVRs, Pan American will publicly disclose the number of CVRs which it has been authorized to acquire and report in its annual and quarterly management’s discussion and analysis the number of CVRs it has been authorized to acquire as well as the number of CVRs it has acquired, and the purchase price of such CVRs, as of the end of the quarterly or annual period. For greater certainty, as a CVR Holder, Pan American will not be entitled to vote on any matter to be voted upon and will not be entitled to dispute any matter in Rights Indenture.

Dispute Mechanics

If registered holders of at least 25% of the outstanding CVRs issued pursuant to the Arrangement (the “Required Holders”) at any time, but no later than 60 days after the Termination Date (the “Dispute Period”) wish to dispute satisfaction or non-satisfaction of the Payment Condition, the Required Holders may provide Pan American and the Rights Agent with written notice of such dispute in reasonable detail (the “Dispute Notice”). The CVR Holder Committee and Pan American have agreed to work in good faith together with the Required Holders who have provided a Dispute Notice to resolve the dispute on a mutually satisfactory basis for not less than 30 days following the Dispute Notice, following which the dispute may be referred to arbitration in accordance with the terms of the Rights Indenture.

If the Required Holders do not deliver a Dispute Notice on or prior to the expiry of the Dispute Period, the CVR Holders will be deemed to have accepted that the Payment Condition has not been met, and Pan American and its affiliates will have no further obligation with respect to the CVRs or the CVR Payment Amount. If the Required Holders deliver a Dispute Notice during the Dispute Period, and it is finally determined in accordance with the terms of the Rights Indenture that the Payment Condition has been met, the CVR Payment Amount will be paid on a date established by Pan American that is as soon as possible (and in any event no later than three business days) after such determination.

CVR Holder Committee

A committee comprised of two members (the “CVR Holder Committee”) will be appointed as agent for and on behalf of the CVR Holders for the purposes set forth in the Rights Indenture. The CVR Holder Committee may act only with the unanimous resolution of the CVR Holder Committee members. The initial CVR Holder Committee members will be former members of the Tahoe Board to be designated at the time of entering into the Rights Indenture. All rights of action under the Rights Indenture may be enforced by the CVR Holder Committee on behalf of the CVR Holders. However, nothing in the Rights Indenture will require the CVR Holder Committee to act on behalf of, or enforce any rights of, the CVR Holders or the Required Holders and the CVR Holder Committee will not be required to act unless it has been indemnified from liability for so acting to its satisfaction.

The CVR Holder Committee, and each CVR Holder Committee member, will not have any liability for any actions taken or not taken in connection with the Rights Indenture, except to the extent such liability arises as a result of the willful misconduct or bad faith of such member of the CVR Holder Committee. Under the terms of an indemnification agreement to be entered into by each CVR Holder Committee member and Pan American, Pan American will indemnify each CVR Holder Committee member from any loss suffered or incurred arising out of or in connection with the CVR Holder Committee or such CVR Holder Committee member’s performance of his or her obligations under the Rights Indenture, subject to the limitations set out therein.

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SPECIAL MEETING OF SHAREHOLDERS

Each CVR Holder Committee member will act in good faith in performing their duties as members of the CVR Holder Committee as contemplated by the Rights Indenture. However, no CVR Holder Committee member will owe any duty of care, or will otherwise be liable, to the CVR Holders in respect of the performance of their duties as CVR Holder Committee members.

Pan American has agreed to pay each CVR Holder Committee member $5,000 per calendar quarter to be responsible for and fund any reasonable out-of-pocket expenses incurred by a CVR Holder Committee member for so long as such CVR Holder Committee member is a member of the CVR Holder Committee.

Adjustments of the CVR Payment Amount

The CVR Payment Amount is subject to adjustments upon the occurrence of certain events as set out in the Rights Indenture, including, among others, any subdivision or consolidation of the Pan American Shares, any reclassification or change of Pan American Shares into other securities, amalgamation, arrangement or merger of Pan American (including a business combination or exchange of like effect) with or into any corporation or other entity, or the distribution or issuance to the holders of all or substantially all of the outstanding Pan American Shares, including rights, options or warrants to acquire Pan American Shares or securities convertible into or exchangeable for Pan American Shares or other property or assets. If any such adjustment should occur following the issuance of the CVRs and before the Payment Date, the CVR Payment Amount will be adjusted in accordance with the adjustment provisions of the Rights Indenture.

Change of Control

Upon the Change of Control Date, the CVR Payment Amount will become immediately due and payable whether or not the Payment Condition has been met, and the CVR Payment Amount will be paid in accordance with the payment procedures and payment mechanism set out in the Rights Indenture as if the Payment Condition had been duly satisfied upon the Change of Control Date.

Events of Default

The occurrence of any of the following events prior to the earlier of the Payment Date and the Termination Date, will constitute an event of default (each, an “Event of Default”) under the Rights Indenture:

(i)

any representation or warranty made by Pan American in the Rights Indenture or in respect of the CVRs proves to have been incorrect in any material respect when made or deemed to be made and continues to be incorrect for 30 days after written notice thereof has been given to Pan American by the Rights Agent or to Pan American and the Rights Agent by the CVR Holder Committee or any Required Holders;

(ii)

Pan American fails to observe or perform any covenant, condition or agreement contained in the Rights Indenture or in respect of the CVRs which continues unremedied for a period of 30 days after written notice has been given to Pan American by the Rights Agent or to Pan American and the Rights Agent by the CVR Holder Committee or any Required Holders;

(iii)

a court having competent jurisdiction over Pan American enters a decree or order (a) for relief in respect of Pan American following the filing of any petition, application or other proceeding against or in respect of Pan American by or on behalf of a person (other than Pan American) under any applicable bankruptcy, insolvency or other similar law now or thereafter in effect, or (b) appointing a receiver, liquidator, assignee, custodian, trustee or sequestrator (or similar official) of Pan American or for any substantial part of its property or ordering the winding up or liquidation of its affairs, and in case of (a) or (b) above, such decree or order remains unstayed and in effect for a period of 30 consecutive days; or

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(iv)

Pan American voluntarily (a) commences or files any petition, application or other proceeding under any applicable bankruptcy, insolvency or other similar Law now or hereafter in effect, (b) consents to the entry of an order for relief under any proceeding initiated against or in respect of Pan American by or on behalf of a person (other than Pan American) under any such Law, (c) consents to the appointment of or taking possession by a receiver, liquidator, assignee, custodian, trustee or sequestrator (or similar official) of Pan American or for any substantial part of its property, or (d) makes any general assignment for the benefit of its creditors.

If an Event of Default occurs and is continuing, then either the Rights Agent by notice to Pan American or the Rights Agent upon the written request of Required Holders by notice to Pan American and to the Rights Agent, will bring the matter to binding arbitration in order to protect the rights of the CVR Holders, including to obtain payment for any amounts then due and payable.

If an Event of Default described in (iii) or (iv) above occurs, then the CVRs in aggregate will thereafter automatically be converted into and represent an unsecured claim for indebtedness against MSR in an amount of $208,000,000 in cash plus any additional amount determined to be due and payable to CVR Holders by Pan American pursuant to arbitration in lieu of delivery of Pan American Shares, regardless of the satisfaction of the Payment Condition and the CVRs will no longer entitle CVR Holders to receive Pan American Shares in any circumstance.

Voting Agreements

Each of Tahoe’s directors and officers, who together hold or exercise control or direction over approximately 5.3 million Tahoe Shares, representing approximately 1.7% of Tahoe’s total issued and outstanding common shares (the “Locked-up Shareholders”), have entered into voting and support agreements (“Voting Agreements”) with Pan American, agreeing to vote their Tahoe Shares in favour of the Arrangement.

The following is a summary of the material terms of the Voting Agreements. The following summary is not comprehensive and is qualified in its entirety by reference to the full text of the Voting Agreements, copies of which may be obtained, free of charge, by Pan American Shareholders upon request from the Corporate Secretary of Pan American at Suite 1500 – 625 Howe Street, Vancouver, British Columbia V6C 2T6 (Attention: Corporate Secretary).

The Voting Agreements set forth, among other things, the terms and conditions upon which each Locked-up Shareholder has agreed to vote all of the Tahoe Shares currently owned or controlled by such Locked-up Shareholder in favour of the Tahoe Resolution.

Except as noted below, each Locked-up Shareholder has covenanted and agreed that it will:

●

not, without the prior written consent of Pan American, sell, transfer, tender, deposit, pledge, encumber, grant a security interest in or option over, hypothecate or otherwise dispose of or convey any Tahoe Securities (as defined in the Voting Agreement), or any legal or equitable right or interest therein, to any person or group or agree to do any of the foregoing other than:

o	pursuant to the Plan of Arrangement;

o

to a corporation or other entity directly or indirectly owned or controlled by the Locked-up Shareholder or under common control with the Locked-up Shareholder provided that such corporation or entity agrees in writing to be bound by the terms of the Voting Agreement and delivers an executed counterpart of the Voting Agreement to Pan American, in form and substance satisfactory to Pan American, acting reasonably;

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o

as a bona fide gift or gifts, provided that the donee or donees agree in writing to be bound by the terms of the Voting Agreement and delivers an executed counterpart of the Voting Agreement to Pan American, in form and substance satisfactory Pan American, acting reasonably;

o

to any trust for the direct or indirect benefit of the Locked-up Shareholder or immediate family of the Locked-up Shareholder, provided that the trustees of the trust agree in writing to be bound by the terms of the Voting Agreement and delivers an executed counterpart of the Voting Agreement to Pan American, in form and substance satisfactory to Pan American, acting reasonably; or

o

to any affiliate, provided that the affiliate agrees in writing to be bound by the terms and conditions of the Voting Agreement and delivers an executed counterpart of the Voting Agreement to Pan American, in form and substance satisfactory to Pan American, acting reasonably;

provided, however, that nothing contained in the Voting Agreement will prohibit the Locked-up Shareholder from exercising any of its Convertible Securities (as defined in the Voting Agreement) for Tahoe Shares, as applicable (it being understood that such Tahoe Shares will be subject to the Voting Agreement and will be voted in accordance with the Voting Agreement);

●

not, other than pursuant to the Voting Agreement, grant or agree to grant any proxy or other right to vote any Tahoe Securities, or enter into any voting trust, vote pooling or other agreement with respect to the right to vote, requisition or call meetings of Tahoe Shareholders or give consent or approval of any kind as to the Tahoe Securities or revoke any proxy granted pursuant to the Voting Agreement.

●

not exercise any securityholder rights or remedies available at law to: (i) requisition or join in the requisition of a meeting of Tahoe Shareholders; or (ii) take any other action of any kind, including without limitation voting or causing to be voted any Tahoe Securities in respect of any proposed action by Tahoe or Tahoe Shareholders or any other person in a manner which would reasonably be expected to delay or interfere with the successful completion of the Arrangement and the other transactions contemplated by the Arrangement Agreement and the Voting Agreement, including without limitation voting in favour of or causing to be voted in favour of any adjournment or postponement of the Tahoe Meeting, unless such adjournment or postponement is requested by Pan American or is provided for in the Arrangement Agreement;

●

irrevocably waive to the fullest extent permitted by law any and all rights of the Locked-up Shareholder to dissent with respect to the Arrangement, the Tahoe Resolution or any other resolution relating to the approval of the Arrangement and not exercise any such right of dissent with respect to the Arrangement or the Tahoe Resolution;

●

in the event that any transaction other than the Arrangement is presented for approval of, or acceptance by, any of the securityholders of Tahoe, vote or cause to be voted any Tahoe Securities entitled to be voted against such transaction and not, directly or indirectly, accept, assist or otherwise further the successful completion of such transaction or purport to tender or deposit into any such transaction any of the Tahoe Securities;

●

take all such steps as are necessary or advisable to ensure that immediately prior to the Arrangement becoming effective in accordance with the Plan of Arrangement on the Effective Date, all of the Tahoe Securities of such Locked-up Shareholder will be held by such Locked-up Shareholder with good and marketable title thereto, free and clear of any and all mortgages, liens, charges, restrictions, security interests, adverse claims, pledges, encumbrances and demands of any nature or kind whatsoever, and will not be subject to any shareholders’ agreements, voting trust or similar agreements or any option, right or privilege (whether by law, pre-emptive or contractual) capable of becoming a shareholders’ agreement, voting trust or other agreement affecting the Tahoe Securities of such Locked-up Shareholder or the ability of any holder thereof to exercise all ownership rights thereto, including the voting of any such Tahoe Securities; and

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•

promptly notify Pan American upon any of the Locked-up Shareholder’s representations or warranties contained in the Voting Agreement becoming untrue or incorrect prior to the termination of the Voting Agreement.

Each Locked-up Shareholder has acknowledged and agreed that any shares and securities of Tahoe purchased by each Locked-up Shareholder through the exercise of any outstanding Tahoe Options, acquired pursuant to the vesting of Tahoe DSAs, Tahoe RSAs or Tahoe PSAs (all as defined in the Voting Agreement) or that are otherwise acquired in the market, by private agreement or otherwise, will be deemed to be subject to the terms of the Voting Agreement as Tahoe Securities.

Each Voting Agreement will terminate upon the earliest of:

•	the Effective Date;

•	the termination of the Voting Agreement in accordance with its terms; or

•	the termination of the Arrangement Agreement in accordance with its terms.

Each of Pan American’s directors and officers, who together hold or exercise control or direction over approximately 3.2 million Pan American Shares, representing approximately 2.1% of Pan American’s total issued and outstanding common shares, have entered into voting and support agreements with Tahoe, agreeing to vote their Pan American Shares in favour of the Arrangement on substantially the same terms and conditions as the Voting Agreements described above.

Approvals

Tahoe Securityholder Approval

Subject to the Interim Order, at the Tahoe Meeting, the Tahoe Resolution must receive Tahoe Shareholder Approval.

Pan American Shareholder Approval

Pursuant to the rules of the TSX and Nasdaq, a listed company is generally required to obtain shareholder approval in connection with an acquisition transaction where the number of securities issued or issuable in payment of the purchase price for the acquisition exceeds 25%, in the case of the TSX, and 20%, in the case of Nasdaq, of the number of securities of the listed issuer which are outstanding, on a non-diluted basis, prior to the date of closing of the transaction. As the Arrangement will result in us issuing in excess of 25% of our outstanding shares, Pan American Shareholder Approval is required.

It is a condition of the Arrangement that the Share Issuance Resolution be approved by a simple majority (50% plus one vote) of votes cast at the Special Meeting by our shareholders, present in person or by proxy.

The maximum number of Pan American Shares that are issuable in connection with the Arrangement is 72,533,152 (approximately 47.3% of the number of Pan American Shares issued and outstanding as of the date of this Circular; 47.0% of such number on a fully-diluted basis), which number includes, for greater certainty, the Pan American Shares issuable on exercise of Replacement Options (the “Option Shares”) that could be issued in the event that all of the Replacement Options are exercised after the Effective Date.

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Approval of the Authorized Capital Resolution is also a condition of the acquisition of Tahoe, as the issuance of up to 72,533,152 Pan American Shares to the Tahoe Shareholders would, in aggregate with Pan American’s issued and outstanding common shares, exceed the maximum authorized capital structure under Pan American’s Articles. The Authorized Capital Resolution must be approved by at least 66 2⁄3% of the votes cast by Pan American Shareholders, either present in person or by proxy at the Special Meeting.

Following completion of the Arrangement, assuming the maximum number of 56,074,675 Pan American Shares are issued to Tahoe Shareholders as consideration under the Arrangement, existing Pan American and Tahoe Shareholders will own approximately 73% and 27% of the combined company, respectively. Upon satisfaction of the Payment Condition under the terms of the CVRs, Pan American and Tahoe Shareholders will own approximately 68% and 32%, respectively, of the combined company (based upon the number of Pan American Shares outstanding following completion of the Arrangement).

As a result of the issuance of Pan American Shares in connection with the Arrangement, your ownership and voting interests in Pan American will be diluted, relative to your current proportional ownership and voting interests.

The issuance of the maximum number of Pan American Shares to Tahoe Shareholders as Consideration under the Arrangement will not result in a change of control of Pan American.

To the knowledge of our directors and executive officers, 9,829,181 Pan American Shares are issuable to insiders pursuant to the Arrangement, all of which will be received by Van Eck, an investment manager as defined in National Instrument 62-102. Van Eck holds 19,339,618 Pan American Shares and 40,903,795 Tahoe Shares in Van Eck’s exchange traded fund business unit. Pursuant to the Arrangement, Van Eck will receive 9,829,181 Pan American Shares and an additional 2,032,918 Pan American Shares will be issuable to Van Eck if the Payment Condition is met with respect to the CVRs. This represents approximately 7.7% of the issued and outstanding Pan American Shares as of the date of this Circular.

Upon completion of the Arrangement, Van Eck will hold approximately 29,168,799 Pan American Shares (assuming a Share Election is made (as defined under the heading “Plan of Arrangement”) and no proration occurs under the Arrangement), representing approximately 13.9% of the issued and outstanding Pan American Shares, and an additional 2,032,918 Pan American Shares if the Payment Condition is met with respect to the CVRs.

Court Approval

The BCBCA requires that Tahoe obtain the approval of the Court in respect of the Arrangement.

On December 4, 2018, Tahoe obtained the Interim Order, which provides for the calling and holding of the Tahoe Meeting and other procedural matters, and filed a Notice of Application for the Final Order to approve the Arrangement. Copies of the Interim Order and the Notice of Application are attached to the Tahoe Circular which is available on SEDAR (www.sedar.com) under Tahoe’s profile.

The Court hearing in respect of the Final Order is expected to take place at 10:00 a.m. (Vancouver time) on January 10, 2019, or as soon thereafter as counsel for Tahoe may be heard, subject to the approval of the Tahoe Resolution at the Tahoe Meeting. At the hearing for the Final Order, the Court will consider, among other things, the procedural and substantive fairness of the terms and conditions of the Arrangement and the rights and interests of every person affected thereunder. The Court may approve the Arrangement in any manner the Court may direct, subject to compliance with such terms and conditions, if any, as the Court deems fit. Prior to the hearing in respect of the Final Order, the Court will be informed that the Final Order will also constitute the basis for an exemption from registration under the U.S. Securities Act for the securities of Pan American to be issued pursuant to the Arrangement to holders of Tahoe securities, as applicable, pursuant to Section 3(a)(10) of the U.S. Securities Act. Under the terms of the Interim Order, each Tahoe Shareholder and Tahoe Optionholder, as well as creditors of Tahoe and any other interested party, will have the right to appear and make submissions at the application for the Final Order. There can be no assurance that the Court will approve the Arrangement.

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Competition Act Approval

Part IX of the Competition Act (Canada) (the “Competition Act”) requires that parties to certain prescribed classes of transactions provide notifications to the Commissioner of Competition (the “Commissioner”) where the applicable thresholds set out in Sections 109 and 110 of the Competition Act are exceeded and no exemption applies (“Notifiable Transactions”). Subject to certain limited exceptions, a Notifiable Transaction cannot be completed until the Parties to the transaction have each submitted the information prescribed pursuant to subsection 114(1) of the Competition Act (a “Notification”) to the Commissioner and the applicable waiting period has expired or has been terminated early by the Commissioner.

Alternatively to, or in addition to, filing a Notification, a party to a Notifiable Transaction may apply to the Commissioner for an advance ruling certificate (an “ARC”) or, in the event that the Commissioner is not prepared to issue an ARC, a No-Action Letter. If the Commissioner issues an ARC, the Parties are exempt from having to file a Notification; if the Commissioner issues a No-Action Letter, upon the request of the Parties, the Commissioner can waive the Parties’ requirement to submit a Notification where the Parties have supplied substantially similar information as would have been supplied with their Notification (a “Waiver”).

The transactions contemplated by the Arrangement Agreement constitute a Notifiable Transaction. Pursuant to the Arrangement Agreement, the Parties submitted a request for an ARC to the Commissioner on November 22, 2018. On December 3, 2018, the Commissioner issued an ARC, exempting the Parties from filing a Notification and terminating the waiting period. The ARC prevents the Commissioner from bringing a challenge to the transactions contemplated by the Arrangement Agreement on substantially the same information that an ARC was issued, provided that the transactions close within one year of the date the ARC was issued (December 3, 2018).

Other Key Regulatory Approvals

Under the Mexican Federal Economic Competition Law (Ley Federal de Competencia Económica; there are certain monetary thresholds which trigger the obligation of economic agents to notify concentrations with the Federal Economic Competition Commission (Comisión Federal de Competencia Económica; the “Commission”) and be approved before they are consummated.

After a concentration is notified by the Parties, the Commission has 10 business days to respond. During this period it may request additional information, documentation and/or clarifications, to which the notifying Parties will have 10 additional business days to respond. Following this, the Commission has an additional 15 business days to make further requests, comments, inquiries, etc. and the Parties will have an additional 15 business days period to respond. After the expiration of this period, the Commission has 60 business days to review the notification and issue its resolution on the concentration submitted for its analysis. If the Commission does not refuse the application during such period, the concentration will be cleared. The maximum period for receipt of clearance could be of up to 110 business days.

In certain cases an expedited review process may be available from the Commission. However, the Arrangement does not qualify for this expedited process.

The Parties will be filing notifications to the Commission with respect to the Arrangement.

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Issuance of Pan American Securities in the United States

The securities of Pan American to be issued under the Arrangement have not been registered under the U.S. Securities Act, and are being issued in reliance on the exemption from registration set forth in Section 3(a)(10) thereof on the basis of the approval of the Court, which will consider, among other things, the procedural and substantive fairness of the terms and conditions of the Arrangement to holders of Tahoe Shares and Tahoe Options.

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The Arrangement Agreement

The description of the Arrangement Agreement, both below and elsewhere in this Circular, is a summary only, is not exhaustive and is qualified in its entirety by reference to the terms of the Arrangement Agreement, which is incorporated by reference herein and may be found under Pan American’s profile on SEDAR (www.sedar.com) and EDGAR (www.sec.gov).

Effective Date and Conditions of Arrangement

If the Authorized Capital Resolution and Share Issuance Resolution are passed, the Final Order of the Court is obtained approving the Arrangement, every requirement of the BCBCA relating to the Arrangement has been complied with and all other conditions to the Arrangement Agreement as summarized under “The Arrangement Agreement – Conditions to the Arrangement Becoming Effective” are satisfied or waived, the Arrangement will become effective at 12:01 a.m. (Vancouver time) on the Effective Date. Completion of the Arrangement is expected to occur on or about February 26, 2019; however, it is possible that completion may be delayed beyond this date if the conditions to completion of the Arrangement cannot be met on a timely basis, but in no event will completion of the Arrangement occur later than the Outside Date, unless extended by mutual agreement of the parties in accordance with the terms of the Arrangement Agreement.

Representations and Warranties

The Arrangement Agreement contains representations and warranties made by Tahoe to Pan American and representations and warranties made by Pan American to Tahoe. Those representations and warranties were made solely for purposes of the Arrangement Agreement and may be subject to important qualifications, limitations and exceptions agreed to by the Parties in connection with negotiating its terms and as set out in the disclosure letter executed by Tahoe and delivered to Pan American on November 14, 2018 (the “Tahoe Disclosure Letter”) or the disclosure letter executed by Pan American and delivered to Tahoe on November 14, 2018 (the “Pan American Disclosure Letter”), as applicable, delivered in connection with the Arrangement Agreement. In particular, some of the representations and warranties are subject to a contractual standard of materiality, Tahoe Material Adverse Effect or Pan American Material Adverse Effect, as applicable, different from that generally applicable to public disclosure, or are used for the purpose of allocating risk between the Parties to the Arrangement Agreement. For the foregoing reasons, you should not rely on the representations and warranties contained in the Arrangement Agreement as statements of factual information at the time they were made or otherwise.

The representations and warranties provided by Tahoe in favour of Pan American relate to, among other things, Tahoe Board recommendations, Tahoe Fairness Opinions, organization and qualification, corporate power and authority, no violation, capitalization, absence of shareholder and similar agreements, reporting issuer status and Securities Law matters, ownership of subsidiaries, regulatory approvals, consents, public filings, financial statements, books and records, undisclosed liabilities, dividends and distributions, contracts, litigation, taxes, property, operational matters, mineral reserves and mineral resources, technical reports, health and safety, cultural heritage, expropriation, permits, environmental matters, employee benefits, labour and employment, compliance with laws, winding up, administration and receivership, related party transactions, registrations rights, restrictions on business activities, shareholder rights plan, relationships with suppliers, brokers, insurance, data room, corrupt practices legislation, anti-money laundering, non-governmental organizations and community groups, Investment Canada Act, sufficient funds, U.S. Hart-Scott-Rodino Antitrust Improvements Act and ownership of Pan American Shares or other securities.

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The representations and warranties provided by Pan American in favour of Tahoe relate to, among other things, Pan American Board recommendations, fairness opinions, organization and qualification, corporate power and authority, no violation, capitalization, absence of shareholder and similar agreements, reporting issuer status and Securities Law matters, ownership of subsidiaries, regulatory approvals, consents, public filings, Pan American financial statements, books and records, undisclosed liabilities, litigation, taxes, property, operational matters, mineral reserves and mineral resources, technical reports, expropriation, permits, environmental matters, health and safety, cultural heritage, labour and employment, compliance with laws, winding up, administration and receivership, related party transactions, restrictions on business activities, sufficient funds, issuance of Pan American Shares and CVRs, insurance, data room, corrupt practices legislation, anti-money laundering, non-governmental organizations and community groups, ownership of Tahoe Shares or other securities and Investment Canada Act.

Mutual Conditions to the Arrangement Becoming Effective

In order for the Arrangement to become effective, certain conditions must have been satisfied or waived which conditions are summarized below.

Mutual Conditions

The respective obligations of Tahoe and Pan American to complete the Arrangement are subject to the satisfaction or mutual waiver by the Parties of the following conditions on or before the Effective Time or such other time as is specified below:

(i)	the Tahoe Resolution will have been approved by the Tahoe Shareholders at the Tahoe Meeting in accordance with the Interim Order and applicable laws;

(ii)	the Authorized Capital Resolution and the Share Issuance Resolution (collectively, the “Pan American Resolutions”) will have been approved by the Pan American Shareholders at the Pan American Meeting;

(iii)

the Interim Order and the Final Order will each have been obtained on terms consistent with the Arrangement Agreement, and will not have been set aside or modified in a manner unacceptable to Tahoe and Pan American, acting reasonably, on appeal or otherwise;

(iv)

there will not exist any prohibition at law, including a cease trade order, injunction or other restraining order, judgment or decree against Pan American or Tahoe which will prevent the consummation of the Arrangement;

(v)

no action, suit or proceeding, will have been taken under any applicable law or by any Governmental Entity, and no Law, policy, decision or directive (having the force of law) will have been enacted, promulgated, amended or applied, in each case that (i) makes consummation of the Arrangement illegal, (ii) enjoins or prohibits the Plan of Arrangement or the transactions contemplated by the Arrangement Agreement, or (iii) renders the Arrangement Agreement unenforceable or frustrates the purpose and intent thereof;

(vi)

the Pan American Shares and the CVRs to be issued to Tahoe Shareholders in exchange for their Tahoe Shares pursuant to the Plan of Arrangement will be (a) exempt from the registration requirements of the U.S. Securities Act in reliance upon the Section 3(a)(10) Exemption, (b) will be freely transferable under applicable U.S. securities laws (other than as applicable to persons who are “affiliates” of Pan American, as such term is defined in Rule 144 under the U.S. Securities Act), and (c) will be registered to the extent required by Section 12(g) of the U.S. Exchange Act;

(vii)	the Replacement Options will be exempt from the registration requirements of the U.S. Securities Act in reliance upon the Section 3(a)(10) Exemption;

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(viii)	the Canadian Competition Approval will have been obtained;

(ix)	the Key Regulatory Approvals will have been obtained;

(x)	the Arrangement Agreement will not have been terminated in accordance with its terms; and

(xi)

the distribution of the Pan American Shares and CVRs (and the Pan American Shares issuable pursuant to the CVRs) pursuant to the Arrangement will be exempt from the prospectus and registration requirements of applicable Canadian securities laws by virtue of applicable exemptions under Canadian securities laws and will not be subject to resale restrictions under applicable Canadian securities laws (other than as applicable to control persons or pursuant to section 2.6 of National Instrument 45-102 Resale of Securities).

Pan American Conditions

The obligation of Pan American to complete the Arrangement is subject to the satisfaction or waiver by Pan American of the following additional conditions:

(i)	all other covenants of Tahoe under the Arrangement Agreement to be performed on or before the Effective Time will have been duly performed by Tahoe in all material respects;

(ii)	the representations and warranties of Tahoe will be true and correct as of the Effective Time, subject to certain exceptions as set forth in the Arrangement Agreement;

(iii)

other than any matters related to the ILO 169 consultation process ordered by the Constitutional Court of Guatemala’s October 8, 2018 final order and any supplemental judicial orders or directions relating to such order or any non-governmental legal challenges related to such order, no action, suit, proceeding or tax reassessment, will have been taken, threatened or be pending under any applicable Law or by any Governmental Entity, and no law, policy, decision or directive (having the force of law) will have been enacted, promulgated, amended or applied, in each case that (a) results, or could reasonably be expected to result, in any judgment or assessment of damages, directly or indirect, which, individually or in the aggregate, would result in a Tahoe Material Adverse Effect, (b) if the Arrangement were consummated, would result in a Pan American Material Adverse Effect, or (c) prohibits or limits the ownership or operation by Pan American or any of its affiliates of any material portion of the business or assets of Tahoe or compels Pan American or any of its affiliates to dispose of or hold separate any material portion of the business or assets of Tahoe as a result of the Arrangement;

(iv)	there will not have occurred any Tahoe Material Adverse Effect since the date of the Arrangement Agreement; and

(v)	Dissent Rights will not have been exercised by holders of more than 5% of the Tahoe Shares.

The foregoing conditions are for the exclusive benefit of Pan American and may be waived by Pan American in whole or in part, in its sole discretion and without prejudice to any other rights that Pan American may have.

Tahoe Conditions

The obligation of Tahoe to complete the Arrangement is subject to the satisfaction or waiver by Tahoe of the following additional conditions:

(i)	all other covenants of Pan American under the Arrangement Agreement to be performed on or before the Effective Time will have been duly performed by Pan American in all material respects;

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(ii)	the representations and warranties of Pan American will be true and correct as of the Effective Time, subject to certain exceptions as set forth in the Arrangement Agreement;

(iii)

no action, suit or proceeding, will have been taken under any applicable law or by any Governmental Entity, and no law, policy, decision or directive (having the force of law) will have been enacted, promulgated, amended or applied, in each case that (a) results in any judgment or assessment of damages, directly or indirectly, which, individually or in the aggregate, has had or would be reasonably expected to have a Pan American Material Adverse Effect, or (b) if the Arrangement were consummated, would result in a Pan American Material Adverse Effect;

(iv)	there will not have occurred any Pan American Material Adverse Effect since the date of the Arrangement Agreement;

(v)

following receipt of the Final Order and no later than one business day prior to the Effective Time, Pan American will ensure that the Depositary has been provided with sufficient cash, Pan American Shares and CVRs in escrow in order to pay the aggregate Consideration pursuant to the Arrangement and the Depositary will have confirmed receipt of the Consideration;

(vi)

Pan American will have delivered evidence satisfactory to Tahoe of the conditional approval of the listing and posting for trading on the TSX and the Nasdaq, as applicable, of the Pan American Shares to be issued as Consideration pursuant to the Plan of Arrangement and the Pan American Shares issuable on conversion of the CVRs, subject only to conditions that are customary for the TSX and the Nasdaq in such transactions; and

(vii)	Pan American, MSR and the Rights Agent will have entered into the Rights Indenture.

The foregoing conditions are for the exclusive benefit of Tahoe and may be waived by Tahoe in whole or in part, in its sole discretion and without prejudice to any other rights that Tahoe may have.

Covenants of Tahoe

Covenants relating to Conduct of Business

Tahoe has made certain covenants to Pan American, including that, until the earlier of the Effective Time and the time that the Arrangement Agreement is terminated in accordance with its terms, except as expressly required by the Arrangement Agreement, as provided in the Tahoe Disclosure Letter, as required by applicable law, or with the prior written consent of Pan American, such consent not to be unreasonably withheld or delayed:

(i)	Tahoe will and will cause each of its subsidiaries to:

(a)	conduct their respective businesses only in, and not take any action except in, the ordinary course of business consistent with past practice;

(b)

use commercially reasonable efforts to maintain and preserve intact their business organizations, goodwill, properties and assets in all material respects, keep available the services of its officers, employees and contractors as a group and maintain satisfactory relationships with suppliers, customers, governmental entities and others having business relationships with them;

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(c)	fully cooperate and consult through meetings with Pan American, allow Pan American to monitor, and provide input with respect to Tahoe’s direction and control of:

(1)	activities relating to operations on the Tahoe Concessions and Tahoe Lands, including community relations;

(2)

stakeholder engagement including Xinka and Indigenous peoples, Xinka representative groups, local governments, church organizations, local communities, nearby landholders, and non-government organizations; and

(3)

(A) communications with and the provision of assistance to MEM and any other Governmental Entity identified by the Constitutional Court of Guatemala in its October 8, 2018 final order to meet their legal obligations, including but not limited to, execution of an ILO 169 consultation process and preparation of studies required as a condition for reinstatement of permits for the Escobal Mine; (B) obtaining a reinstatement of permits and export licenses for the Escobal Mine; and (C) resolving the roadblock at the primary highway that connects Guatemala City to San Rafael Las Flores and the Escobal Mine (collectively, the “Escobal Matters”);

(d)

provide Pan American and its legal counsel with a reasonable opportunity to review and comment on any proposed public disclosure of results of operations, other technical information or the Escobal Matters prior to such disclosure, and give due and reasonable consideration to any comments made by Pan American and its legal counsel; and

(e)	use commercially reasonable efforts to acquire surface rights necessary for the 2018 life of mine plan for the Shahuindo mine;

(ii)	Tahoe will not, and will cause each of its subsidiaries not to, directly or indirectly:

(a)	amend or propose to amend its notice of articles, articles or other comparable organizational documents;

(b)	split, combine or reclassify any shares in the capital of Tahoe or any of its subsidiaries;

(c)

without the consent of Pan American, declare, set aside or pay any dividend or other distribution or payment in respect of any Tahoe Shares owned by any person or the securities of any of its subsidiaries, other than any dividends payable by a subsidiary to Tahoe or any wholly-owned subsidiary of Tahoe;

(d)

issue, grant, award, deliver, sell, pledge, dispose of or otherwise encumber, or agree to issue, grant, award, deliver, sell, pledge, dispose of or otherwise encumber any shares in the capital of Tahoe or its subsidiaries, or any convertible securities or similar rights convertible into or exchangeable or exercisable for, or otherwise evidencing a right to acquire, Tahoe Shares or other securities of Tahoe or any of its subsidiaries, other than the issuance of Tahoe Shares upon the valid exercise of Tahoe Options or vesting of Tahoe DSAs outstanding on the date of the Arrangement Agreement;

(e)	redeem, purchase or otherwise acquire, or offer to redeem, purchase or otherwise acquire, any outstanding shares in the capital of, or other securities of Tahoe or any of its subsidiaries;

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(f)	amend the terms or reduce the stated capital of any of the shares in the capital of, or other securities of, Tahoe or any of its subsidiaries;

(g)	incorporate, acquire or create any new subsidiary;

(h)	adopt or propose a plan of liquidation or resolution providing for the liquidation or dissolution of Tahoe or any of its subsidiaries;

(i)

materially amend its accounting methods, principles, policies or practices or adopt new accounting methods, principles, policies or practices, in each case except as required by applicable laws or in accordance with IFRS;

(j)

sell, pledge, hypothecate, lease, license, sell and lease back, mortgage, dispose of or encumber or otherwise transfer, any assets, securities, properties, interests or businesses of Tahoe or any of its subsidiaries, including for these purposes, mineral product from any Tahoe Concessions or Tahoe Lands, except as set out in the Arrangement Agreement;

(k)	reorganize, amalgamate or merge Tahoe or any of its subsidiaries with any other person;

(l)

acquire or agree to acquire, directly or indirectly, any assets, properties, securities, interests or business of any other person, or make any investment or agree to make an investment, either by the purchase of securities of, or contributions of capital to, any other person in an amount in excess of $5,000,000, except as set out in the Arrangement Agreement;

(m)

other than as disclosed in the Tahoe Disclosure Letter, incur, create, assume or otherwise become liable for, any indebtedness for borrowed money or any other liability or obligation or issue any debt securities or assume, guarantee, endorse or otherwise become responsible for the obligations of any other person or make any loans, capital contributions, investments or advances in an amount in excess of $15,000,000;

(n)

except as set out in the Arrangement Agreement, Tahoe Disclosure Letter or as permitted in accordance with the terms of the Tahoe Long Term Incentive Plan, Tahoe PSA Plan or Tahoe Benefit Plans: (1) grant, accelerate, or increase any severance, change of control or termination pay, payment, award, indemnification or other benefits payable to any director, officer, employee or individual contractor or consultant of Tahoe or any of its subsidiaries; (2) increase the coverage, contributions, funding requirements or benefits available under the Tahoe Long Term Incentive Plan, Tahoe PSA Plan or Tahoe Benefit Plans or create any new Tahoe Benefit Plan; (3) increase compensation, bonus levels or other benefits payable to any director, officer, employee or individual contractor or consultant of Tahoe or any of its subsidiaries or grant any general increase in the rate of wages, salaries, bonuses or other remuneration; or (4) take or propose to take any action to effect any of the foregoing;

(o)

except as set out in the Arrangement Agreement, negotiate, enter into, extend, amend or terminate any employment, severance, consulting, termination or other similar agreement with any directors, officers, employees or individual contractors or consultants, any collective bargaining agreement or Tahoe Benefit Plan;

(p)	make any bonus or profit sharing distribution or similar payment of any kind;

(q)

hire any person earning an annualized base salary or wage greater than $250,000 or terminate, except for cause, the employment of any person earning an annualized base salary or wage greater than $250,000;

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(r)

settle, pay, discharge, satisfy, compromise, waive, assign or release: (1) any material action, claim or proceeding brought against Tahoe or any of its subsidiaries; (2) any claims, liabilities or obligations in an amount in excess of $1,000,000, except claims, liabilities or obligations reflected or reserved against in the Tahoe financial statements; or (3) any material rights, claims or benefits of Tahoe or any of its subsidiaries;

(s)

enter into or extend any agreement or arrangement that provides for (1) any material limitation or restriction on the ability of Tahoe or any of its subsidiaries or, following the Effective Time, the ability of any of Tahoe’s affiliates, to engage in any type of activity or business, (2) any material limitation or restriction on the manner in which, or the localities in which, all or any portion of the business of Tahoe or any of its subsidiaries or, following the Effective Time, all or any portion of the business of any of Tahoe’s affiliates, is or would be conducted, or (3) any material limit or restriction on the ability of Tahoe or any of its subsidiaries or, following the Effective Time, the ability of any of Tahoe’s affiliates, to solicit suppliers, customers, employees, contractors or consultants;

(t)

impose any material limitation or restriction on the ability of Tahoe or any of its subsidiaries or, following the Effective Time, the ability of any of Tahoe’s affiliates, to: (1) engage in any type of activity or business, (2) solicit suppliers, customers, employees, contractors or consultants or (3) conduct business in the manner or the localities in which all or any portion of the business is or would be conducted;

(u)

negotiate, enter into, extend, amend or terminate, any agreement that has the effect of creating a joint venture, partnership, strategic alliance or similar relationship between Tahoe or any of its subsidiaries and another person, except in the ordinary course of business;

(v)

other than as is necessary to comply with applicable laws, any written employment contract in effect on the date of the Arrangement Agreement and disclosed in the Tahoe data room information, the Tahoe Long Term Incentive Plan, Tahoe PSA Plan or Tahoe Benefit Plans, engage in any transaction with any related parties;

(w)

(1) enter into any agreement that if entered into prior to the date of the Arrangement Agreement, would be a Tahoe material contract; (2) modify, amend in any material respect, transfer or terminate any Tahoe material contract, or waive, release or assign any material rights or claims thereto or thereunder; or (3) fail to enforce any breach or threatened breach of any Tahoe material contract;

(x)

initiate any material discussion, negotiations or filings with any Governmental Entity regarding any matter other than any matters related to the ILO 169 consultation process ordered pursuant to the Constitutional Court of Guatemala’s October 8, 2018 final order and any supplemental judicial orders or directions related to such order or any non-governmental legal challenges related to such order and otherwise in the ordinary course of business;

(y)	incur, or commit to, capital expenditures in excess of the amounts set out in the Tahoe Disclosure Letter;

(z)

enter into, extend, amend or terminate any material interest rate, currency, equity or commodity swaps, hedges, derivatives, forward sales contracts or other similar financial instruments, other than in the ordinary course of business consistent with past practice;

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(aa)

(1) take any action inconsistent with past practice relating to the filing of any tax return or the withholding, collecting, remitting and payment of any tax; (2) amend any tax return or change any of its methods of reporting income, deductions or accounting for income tax purposes from those employed in the preparation of its income tax return for the taxation year ended December 31, 2017, except as may be required pursuant to applicable law; (3) make or revoke any material election relating to taxes, other than any election that has yet to be made in respect of any event or circumstance occurring prior to the date of the Arrangement Agreement; (4) enter into any tax sharing, tax allocation, tax related waiver or tax indemnification agreement; or (5) settle (or offer to settle) any tax claim, audit, proceeding or re-assessment;

(bb)

(1) take any action or fail to take any action which action or failure to act would, or would reasonably be expected to, result in the loss, expiration or surrender of, or the loss of any material benefit under, or reasonably be expected to cause any governmental entities to institute proceedings for the suspension, revocation or limitation of material rights under, any Permits necessary to conduct its businesses as now conducted; (2) or fail to prosecute in a commercially reasonable manner any pending applications to any governmental entities for material Permits; and

(cc)

take any action or fail to take any action that is intended to, or would reasonably be expected to, prevent, materially delay or materially impede the ability of Tahoe to consummate the Arrangement or the other transactions contemplated by the Arrangement Agreement.

In addition, Tahoe has covenanted to Pan American that, among other things:

(i)

it will use its commercially reasonable efforts to cause the current insurance (or re-insurance) policies maintained by or for the benefit of Tahoe or any of its subsidiaries, including directors’ and officers’ insurance, not to be cancelled or terminated or any of the coverage thereunder to lapse prior to the Effective Time, unless simultaneously with such termination, cancellation or lapse, replacement policies underwritten by insurance or re-insurance companies of nationally recognized standing having comparable deductions and providing coverage equal to or greater than the coverage under the cancelled, terminated or lapsed policies for substantially similar premiums are in full force and effect;

(ii)

it will provide Pan American with prompt written notice of any change, effect, event or occurrence that, individually or in the aggregate, has resulted in, or would reasonably be expected to result in, a Tahoe Material Adverse Effect.

(iii)

it will promptly notify Pan American of: (a) any material communications (whether oral or written) from a Governmental Entity, including a copy of any written communication, and (b) any opposition, concerns or threats raised or brought by non-governmental organizations, communities, community groups, First Nations, aboriginal or Indigenous peoples or aboriginals or Indigenous groups in respect of Tahoe’s or any of its subsidiaries’ current or planned operations that could reasonably be expected to materially impact such operations or title to any of the Tahoe Concessions.

(iv)

it will use commercially reasonable efforts to assist Pan American to, immediately prior to, contemporaneously or concurrently with or, if permitted by the lenders and administrative agent under the Tahoe Credit Agreement, following the Effective Time: (a) repay and discharge all of the indebtedness, obligations and liabilities of Tahoe owing under the Tahoe Credit Agreement; (b) terminate the Tahoe Credit Agreement and each of the Loan Documents (as defined in the Tahoe Credit Agreement); and (c) obtain releases and discharges of the security granted in connection with the Tahoe Credit Agreement.

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Covenants of Tahoe Relating to the Arrangement

Subject to the terms and conditions of the Arrangement Agreement, Tahoe has also agreed with Pan American that it will and will cause its subsidiaries to perform all obligations required to be performed by Tahoe or any of its subsidiaries under the Arrangement Agreement, co-operate with Pan American in connection therewith, and use its commercially reasonable efforts to do all such other acts and things as may be necessary or desirable in order to consummate and make effective, as soon as reasonably practicable, the transactions contemplated in the Arrangement Agreement including:

(i)

promptly, and in any event within five business days following the date of the Arrangement Agreement, provide to Pan American a copy of each confidentiality or standstill agreement which has been entered into by Tahoe or any of its subsidiaries and any third party which has not expired or terminated in accordance with its terms;

(ii)

subject to obtaining confirmation that insurance coverage is maintained, and provided that the Effective Date has occurred, use commercially reasonable efforts to cause such members of the Tahoe Board to resign as Pan American may require, at the time and in the manner requested by Pan American, as of the Effective Date, with a nominee of Pan American to be appointed to the Tahoe Board immediately after each such resignation;

(iii)

apply for and use commercially reasonable efforts to obtain the Canadian Competition Approval and all Key Regulatory Approvals relating to Tahoe or any of its subsidiaries which are typically applied for by an acquiree and, in doing so, keep Pan American reasonably informed as to the status of the proceedings related to obtaining such Canadian Competition Approval and Key Regulatory Approvals;

(iv)

use commercially reasonable efforts to obtain as soon as practicable following execution of the Arrangement Agreement all third party consents, approvals and notices required under any of the Tahoe material contracts to proceed with the transactions contemplated by the Arrangement Agreement and the Plan of Arrangement relating to Tahoe or any of its subsidiaries;

(v)

use commercially reasonable efforts to defend all lawsuits or other legal, regulatory or other proceedings against Tahoe or any of its subsidiaries challenging or affecting the Arrangement Agreement or the consummation of the transactions contemplated thereby;

(vi)	provide such assistance as may be reasonably requested by Pan American for the purposes of convening and holding the Pan American Meeting;

(vii)

make available or cause to be made available to Pan American and its agents and advisors, information reasonably requested by Pan American for the purpose of preparing, considering and implementing integration and strategic plans for the combined businesses of Pan American and Tahoe following completion of the Arrangement;

(viii)

use its commercially reasonable efforts to ensure that the Section 3(a)(10) Exemption is available for the issuance of Pan American Shares and the CVRs to Tahoe Shareholders in exchange for their Tahoe Shares and the issuance of the Replacement Options to holders of Tahoe Options (the “Tahoe Optionholders”) in exchange for their Tahoe Options pursuant to the Arrangement; and

(ix)

notify Pan American prior to the Effective Time of two directors identified by the Tahoe Board to be appointed to the Pan American Board immediately after the Effective Time, provided that both individuals are members of the Tahoe Board as of the date of the Arrangement Agreement and are eligible to be directors of Pan American pursuant to applicable laws.

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Covenants of Pan American

Covenants of Pan American Relating to the Conduct of Business

Pan American has made certain covenants to Tahoe, including that, until the earlier of the Effective Time and the time that the Arrangement Agreement is terminated in accordance with its terms, except as expressly required by the Arrangement Agreement, as provided in the Pan American Disclosure Letter, as required by applicable law, or with the prior written consent of Tahoe, such consent not to be unreasonably withheld or delayed:

(i)	Pan American will and will cause each of its material subsidiaries to:

(a)	conduct their respective businesses only in, and not take any action except in, the ordinary course of business consistent with past practice; and

(b)

use commercially reasonable efforts to preserve intact their respective present business organization, goodwill, properties and assets in all material respects, keep available the services of its and their officers, employees and contractors as a group and maintain satisfactory relationships with suppliers, customers, governmental entities and others having business relationships with them;

(ii)	Pan American will not, and will cause each of its material subsidiaries not to, directly or indirectly:

(a)	amend or propose to amend its notice of articles, articles or other comparable organizational documents;

(b)	split, combine or reclassify any shares in the capital of Pan American or any of its subsidiaries;

(c)

declare, set aside or pay any dividend or other distribution or payment in respect of any shares in the capital of Pan American owned by any person or the securities of any of its subsidiaries other than, in the case of Pan American, any dividends, distributions or payments paid in the ordinary course consistent with past practice, and in the case of any subsidiary of Pan American, any dividends, distributions or payments payable to Pan American or any wholly-owned subsidiary of Pan American or any of their respective shareholders;

(d)

issue, grant, award, deliver, sell, pledge, dispose of or otherwise encumber, or agree to issue, grant, award, deliver, sell, pledge, dispose of or otherwise encumber any shares in the capital of Pan American or its subsidiaries, or any convertible securities or similar rights convertible into or exchangeable or exercisable for, or otherwise evidencing a right to acquire, Pan American Shares or other securities of Pan American or any of its subsidiaries, other than upon the valid exercise of options to purchase Pan American Shares (the “Pan American Options”) or vesting of Pan American RSUs outstanding on the date of the Arrangement Agreement or the grant of Pan American Shares, Pan American Options or Pan American RSUs in the ordinary course under the Pan American Long Term Incentive Plan;

(e)	amend the terms of any of the shares in the capital of, or other securities of Pan American;

(f)	adopt or propose a plan of liquidation or resolution providing for the liquidation or dissolution of Pan American or any of its material subsidiaries;

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(g)

materially amend its accounting methods, principles, policies or practices or adopt new accounting methods, principles, policies or practices, in each case except as required by applicable laws or in accordance with IFRS;

(h)	reorganize, amalgamate or merge Pan American or any of its subsidiaries with any other person;

(i)	reduce the stated capital of any shares in the capital of Pan American;

(j)

take any action or fail to take any action that is intended to, or would reasonably be expected to, individually or in the aggregate, prevent, materially delay or materially impede the ability of Pan American to consummate the Arrangement or the other transactions contemplated by the Arrangement Agreement; and

(k)	agree, resolve or commit to do any of the foregoing; and

(iii)

Pan American will provide Tahoe with prompt written notice of any change, effect, event or occurrence that has resulted in, or would reasonably be expected to result in, individually or in the aggregator, a Pan American Material Adverse Effect.

Covenants of Pan American Relating to the Arrangement

Subject to the terms and conditions of the Arrangement Agreement, Pan American has also agreed with Tahoe that it will and will cause its subsidiaries to perform all obligations required to be performed by Pan American or any of its subsidiaries under the Arrangement Agreement, co-operate with Tahoe in connection therewith and use its commercially reasonable efforts to do all such other acts and things as may be necessary or desirable in order to consummate and make, as soon as reasonably practicable, effective the transactions contemplated in the Arrangement Agreement including:

(i)

apply for and use commercially reasonable efforts to obtain the Canadian Competition Approval and all Key Regulatory Approvals relating to Pan American or any of its subsidiaries which are typically applied for by an acquirer and, in doing so, keep Tahoe reasonably informed as to the status of the proceedings related to obtaining such Canadian Competition Approval and Key Regulatory Approvals;

(ii)

use commercially reasonable efforts to obtain as soon as practicable following execution of the Arrangement Agreement all third party consents, approvals and notices required under any of the Pan American Material Contracts to proceed with the transactions contemplated by the Arrangement Agreement and the Plan of Arrangement relating to Pan American or any of its subsidiaries;

(iii)

use commercially reasonable efforts to defend all lawsuits or other legal, regulatory or other proceedings against Pan American or any of its subsidiaries challenging or affecting the Arrangement Agreement or the consummation of the transactions contemplated thereby;

(iv)	subject to the terms and conditions of the Arrangement Agreement and of the Plan of Arrangement and applicable laws, pay the aggregate Consideration to be paid pursuant to the Arrangement;

(v)	provide such assistance as may be reasonably requested by Tahoe for the purposes of convening and holding the Tahoe Meeting;

(vi)

use its commercially reasonable efforts to ensure that the Section 3(a)(10) Exemption is available for the issuance of Pan American Shares and the CVRs to Tahoe Shareholders in exchange for their Tahoe Shares and the issuance of the Replacement Options to Tahoe Optionholders in exchange for their Tahoe Options pursuant to the Arrangement;

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(vii)

apply for and use commercially reasonable efforts to obtain conditional approval of the listing and posting for trading on the TSX and the Nasdaq of the Pan American Shares to be issued in accordance with the terms of the Plan of Arrangement;

(viii)

prior to the Effective Time, register the CVRs as a class of equity securities under Section 12(g) of the U.S. Exchange Act by filing the applicable form, which form will comply in all material respects with the applicable provisions of the U.S. Exchange Act, within the time periods required by the U.S. Exchange Act; provided, however, that no such filing will be required if it will be determined that there are not the requisite number of holders of CVRs to require registration under Section 12(g) of the U.S. Exchange Act;

(ix)	vote any Tahoe Shares held by it on the record date for the Tahoe Meeting in favour of the Tahoe Resolution;

(x)

take all actions to ensure that the Pan American Board immediately after the Effective Time will include two directors identified by the Tahoe Board, provided that both individuals are members of the Tahoe Board as of the date of the Arrangement Agreement and are eligible to be directors of Pan American pursuant to applicable laws;

(xi)	take all actions to enter into the Rights Indenture prior to the Effective Time; and

(xii)	on the Effective Date, file one or more registration statements on Form S-8 with the SEC to register the issuance of Pan American Shares upon exercises of the Replacement Options.

Mutual Covenants

Each of the Parties has also agreed, among other things, that during the period from the date of the Arrangement Agreement, until the earlier of the Effective Time and the time that the Arrangement Agreement is terminated in accordance with its terms:

(i)

it will, and will cause its subsidiaries to, use commercially reasonable efforts to satisfy the conditions precedent to its obligations as set out in the Arrangement Agreement to the extent the same is within its control and to take, or cause to be taken, all other action and to do, or cause to be done, all other things necessary and commercially reasonable to complete the Plan of Arrangement;

(ii)

it will cooperate with the other Party in connection with obtaining the Canadian Competition Approval and Key Regulatory Approvals, including providing or submitting to the Commissioner or any other governmental entities on a timely basis, and as promptly as practicable, all documentation and information that is required, requested, or reasonably advisable, in connection with obtaining the Canadian Competition Approval and Key Regulatory Approvals;

(iii)

it will not take any action, refrain from taking any commercially reasonable action, or permit any action to be taken or not taken, which is inconsistent with the Arrangement Agreement or which would reasonably be expected to significantly impede the consummation of the Plan of Arrangement or to prevent, materially delay or materially impede the transactions contemplated thereby; and

(iv)	promptly notify the other Party of:

(a)	any communication from any person alleging that the consent of such person is or may be required in connection with the Arrangement;

(b)	any material communication from any Governmental Entity in connection with the Arrangement; and

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(c)	any litigation threatened or commenced against or otherwise affecting such Party or any of its subsidiaries that is related to the Arrangement.

Tahoe Non-Solicitation

Tahoe has covenanted to Pan American and agreed that it will not and will not permit any officer, director, employee, representative (including any financial or other advisor) or agent of Tahoe or any of its subsidiaries (collectively, the “Tahoe Representatives”) to, except as permitted in accordance with the Arrangement Agreement:

(i)

make, solicit, initiate, encourage or otherwise facilitate (including by way of furnishing information (including any site visit) or entering into any form of agreement, arrangement or understanding (other than an acceptable confidentiality agreement) any offer, proposal, expression of interest or inquiry that constitutes, or that could reasonably be expected to lead to, an Acquisition Proposal;

(ii)

enter into or otherwise engage or participate in any discussions or negotiations with any person (other than Pan American or any of its affiliates) regarding an Acquisition Proposal or that reasonably could be expected to constitute or lead to an Acquisition Proposal or any offer, proposal, expression of interest or inquiry that constitutes or that could reasonably be expected to lead to an Acquisition Proposal; provided that Tahoe or its Tahoe Representatives will be permitted to: (a) communicate with any person solely for the purposes of clarifying the terms of any offer, proposal, expression of interest or inquiry made by such person, and (b) advise any person making an unsolicited Acquisition Proposal that such Acquisition Proposal does not constitute a Superior Proposal if the Tahoe Board has so determined in compliance with the non-solicitation provisions of the Arrangement Agreement;

(iii)

remain neutral with respect to, or agree to, approve, accept, endorse or recommend, or propose publicly to agree to, approve, accept, endorse or recommend any Acquisition Proposal (it being understood that publicly taking no position or a neutral position with respect to an Acquisition Proposal for a period exceeding three business days after such Acquisition Proposal has been publicly announced will be deemed to constitute a violation of the non-solicitation provisions of the Arrangement Agreement);

(iv)

accept or enter into or publicly propose to accept or enter into, any agreement, understanding or arrangement in respect of an Acquisition Proposal (other than an acceptable confidentiality agreement);

(v)	make a Tahoe Change in Recommendation (as defined under the heading “The Arrangement – Termination”); or

(vi)

make any public announcement or take any other action inconsistent with, or that could reasonably be likely to be regarded as detracting from, the approval, recommendation or declaration of advisability of the Tahoe Board of the transactions contemplated by the Arrangement Agreement.

Tahoe has agreed, and has agreed to cause its subsidiaries and Tahoe Representatives to, immediately cease and cause to be terminated any solicitation, knowing encouragement, discussion or negotiation with any persons with respect to any Acquisition Proposal and, in connection therewith, Tahoe has agreed to discontinue access to any of its confidential information. Tahoe has also agreed that neither it nor any of its subsidiaries, will terminate, waive, amend, modify or release any person from any provision of any existing confidentiality agreement or any standstill agreement to which Tahoe or any of its subsidiaries is a party and that it will promptly and diligently enforce all standstill, non-disclosure, non-disturbance, non-solicitation, use, business purpose and similar covenants to which it or any of its subsidiaries is party.

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Notwithstanding anything to the contrary in the Arrangement Agreement, if at any time following the date of the Arrangement Agreement, and prior to the approval by the Tahoe Shareholders of the Tahoe Resolution, provided that Tahoe is then in compliance with all of its obligations under the Arrangement Agreement, Tahoe receives a bona fide unsolicited written Acquisition Proposal that:

(i)

the Tahoe Board determines in good faith, after consultation with the Tahoe financial advisors and outside legal counsel, constitutes or could reasonably be expected to result in a Superior Proposal; and

(ii)

the Tahoe Board determines in good faith, after consultation with outside legal counsel that failure to furnish information with respect to Tahoe and its subsidiaries to the person making such Acquisition Proposal or participate in discussions or negotiations with such person would be inconsistent with its fiduciary duties under applicable law, then Tahoe may, provided it has first provided notice to Pan American of such Acquisition Proposal and has entered into, and provided to Pan American an executed copy of, a confidentiality and standstill agreement with such person:

(i)	furnish information with respect to Tahoe and its subsidiaries to the person making such Acquisition Proposal; or

(ii)	participate in discussions or negotiations with the person making such Acquisition Proposal,

provided that Tahoe will not, and will not allow its Tahoe Representatives to, disclose any non-public information to such person if such non-public information has not been previously provided to, or is not concurrently provided to, Pan American.

Tahoe has agreed to promptly (and in any event within 24 hours of receipt) notify Pan American of: (i) any offer, proposal, expression of interest or inquiry relating to, that constitutes or that could reasonably be expected to lead to an Acquisition Proposal, (ii) any request for discussions or negotiations relating to, that constitutes or that could reasonably be expected to lead to an Acquisition Proposal, and (iii) any request for non-public information relating to Tahoe or any of its subsidiaries, or for access to the properties, books or records of Tahoe or any of its subsidiaries in connection with any actual or potential Acquisition Proposal, in each case received on or after the date of the Arrangement Agreement, of which Tahoe or any of its subsidiaries, or any of its or their Tahoe Representatives, is or becomes aware, or any changes, amendments or modifications to any of the foregoing. Tahoe has also agreed that such notice will include a description of the terms and conditions of any such Acquisition Proposal or offer, proposal, expression of interest, inquiry or request, the identity of the person making such Acquisition Proposal or such offer, proposal, expression of interest, inquiry or request, a copy of such offer, proposal, expression of interest, inquiry or request and all material written communications related thereto.

Right to Match

Tahoe has covenanted that it will not approve, accept, endorse, recommend or enter into any agreement, understanding or arrangement in respect of a Superior Proposal unless:

(i)	Tahoe has complied with its obligations under the non-solicitation provisions of the Arrangement Agreement and has provided Pan American with a copy of the Superior Proposal;

(ii)

a period of five business days (the “Response Period”) has elapsed from the date that is the later of (a) the date on which Pan American receives written notice from the Tahoe Board that the Tahoe Board has determined to approve, accept, endorse, recommend or enter into a binding written agreement with respect to the Superior Proposal, and (b) the date Pan American receives a copy of the Superior Proposal from Tahoe that the Tahoe Board determined to approve, accept, endorse, recommend or enter into a binding written agreement with respect to. During the Response Period, Pan American will have the right, but not the obligation, to offer to amend the terms of the Arrangement Agreement and the Plan of Arrangement;

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(iii)

if Pan American has proposed to amend the terms of the Arrangement Agreement in accordance with the right to match provisions of the Arrangement Agreement, then, as required by such provisions, the Tahoe Board has determined in good faith, after consultation with the Tahoe Financial Advisor and outside counsel, that the Acquisition Proposal continues to constitute a Superior Proposal after taking into account such amendments;

(iv)	Tahoe has terminated the Arrangement Agreement in accordance with its terms; and

(v)	Tahoe has previously paid or caused to be paid, or concurrently pays or causes to be paid, to Pan American the Termination Fee.

Tahoe has covenanted to Pan American that during the Response Period it will negotiate in good faith with Pan American to enable Pan American to make such amendments to the terms of the Arrangement Agreement and the Plan of Arrangement as would, upon acceptance, result in the Acquisition Proposal previously constituting a Superior Proposal ceasing to be a Superior Proposal. Tahoe has agreed that within five business days (the “Review Period”) of any such offer by Pan American to amend the terms of the Arrangement Agreement and the Plan of Arrangement, the Tahoe Board will review and determine whether such Acquisition Proposal would continue to be a Superior Proposal when assessed against Pan American’s proposed amendments. If the Tahoe Board determines that such Acquisition Proposal would not continue to be a Superior Proposal when assessed against Pan American’s proposed amendments, Tahoe will enter into an amendment to the Arrangement Agreement to give effect to such amendments and the Tahoe Board will promptly reaffirm its recommendation of the Arrangement on the same basis as described in the Arrangement Agreement by the prompt issuance of a press release to that effect.

Notwithstanding any of the non-solicitation provisions of the Arrangement Agreement, the Tahoe Board will have the right to respond, within the time and in the manner required by applicable securities laws, to any Take-Over Bid (as defined in NI 62-104) or tender or exchange offer made for the Tahoe Shares that it determines is not a Superior Proposal; provided that:

(i)	Pan American and its counsel have been provided with a reasonable opportunity to review and comment on any such response and the Tahoe Board will give reasonable consideration to such comments; and

(ii)

notwithstanding that the Tahoe Board may be permitted to respond in the manner set out in the Arrangement Agreement to a Take-Over Bid, the Tahoe Board will not be permitted to make a Tahoe Change in Recommendation unless the provisions of the Arrangement Agreement are met.

Pan American Non-Solicitation

Pan American has covenanted to Tahoe and agreed that it will not and will not permit any officer, director, employee, representative (including any financial or other advisor) or agent of Pan American or any of its subsidiaries (collectively, the “Pan American Representatives”) to, except as permitted in accordance with the Arrangement Agreement:

(i)

make, solicit, initiate, encourage or otherwise facilitate (including by way of furnishing information (including any site visit) or entering into any form of agreement, arrangement or understanding (other than an acceptable confidentiality agreement) any offer, proposal, expression of interest or inquiry that constitutes, or that could reasonably be expected to lead to, an Alternative Transaction;

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(ii)

enter into or otherwise engage or participate in any discussions or negotiations with any person (other than Pan American or any of its affiliates) regarding an Alternative Transaction or that reasonably could be expected to constitute or lead to an Alternative Transaction or any offer, proposal, expression of interest or inquiry that constitutes or that could reasonably be expected to lead to an Alternative Transaction; provided that Pan American or its Pan American Representatives will be permitted to communicate with any person solely for the purposes of clarifying the terms of any offer, proposal, expression of interest or inquiry made by such person;

(iii)

remain neutral with respect to, or agree to, approve, accept, endorse or recommend, or propose publicly to agree to, approve, accept, endorse or recommend any Alternative Transaction (it being understood that publicly taking no position or a neutral position with respect to an Alternative Transaction for a period exceeding three business days after such Alternative Transaction has been publicly announced will be deemed to constitute a violation of the non-solicitation provisions of the Arrangement Agreement);

(iv)

accept or enter into or publicly propose to accept or enter into, any agreement, understanding or arrangement in respect of an Alternative Transaction (other than an acceptable confidentiality agreement);

(v)	make a Pan American Change in Recommendation (as defined herein); or

(vi)

make any public announcement or take any other action inconsistent with, or that could reasonably be likely to be regarded as detracting from, the approval, recommendation or declaration of advisability of the Pan American Board of the transactions contemplated by the Arrangement Agreement.

Pan American has agreed, and has agreed to cause its subsidiaries and Pan American Representatives to, immediately cease and cause to be terminated any solicitation, encouragement, discussion or negotiation with any persons with respect to any Alternative Transaction, and, in connection therewith, Pan American has agreed to discontinue access to any of its confidential information. Pan American has also agreed that neither it nor any of its subsidiaries, will terminate, waive, amend, modify or release any person from any provision of any existing confidentiality agreement or any standstill agreement to which Pan American or any of its subsidiaries is a party and that it will promptly and diligently enforce all standstill, non-disclosure, non-disturbance, non-solicitation, use, business purpose and similar covenants to which it or any of its subsidiaries is party.

Notwithstanding anything to the contrary in the Arrangement Agreement, if at any time following the date of the Arrangement Agreement, and prior to the approval by the Pan American Shareholders of the Authorized Capital Resolution and Share Issuance Resolution, provided that Pan American is then in compliance with all of its obligations under the Arrangement Agreement, Pan American receives a bona fide unsolicited written Alternative Transaction that:

(i)

the Pan American Board determines in good faith, after consultation with the Pan American financial advisors and outside legal counsel, constitutes or could reasonably be expected to, if consummated in accordance with its terms (but not assuming away any risk of non-completion), result in a transaction more favourable to the Pan American Shareholders from a financial point of view than the transactions contemplated by the Arrangement Agreement; and

(ii)

the Pan American Board determines in good faith, after consultation with outside legal counsel that failure to furnish information with respect to Pan American and its subsidiaries to the person making such Alternative Transaction or participate in discussions or negotiations with such person would be inconsistent with its fiduciary duties under applicable law,

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then Pan American may, provided it has first notified Tahoe of such Alternative Transaction and has entered into, and provided to Tahoe an executed copy of, a confidentiality agreement with such person:

(i)	furnish information with respect to Pan American and its subsidiaries to the person making such Alternative Transaction; or

(ii)	participate in discussions or negotiations with the person making such Alternative Transaction.

Pan American has agreed to promptly (and in any event within 24 hours of receipt) notify Tahoe of: (i) any offer, proposal, expression of interest or inquiry relating to, that constitutes or that could reasonably be expected to lead to an Alternative Transaction, (ii) any request for discussions or negotiations relating to, that constitutes or that could reasonably be expected to lead to an Alternative Transaction, and (iii) any request for non-public information relating to Pan American or any of its subsidiaries or for access to the properties, books or records of Pan American or any of its subsidiaries in connection with any actual or potential Alternative Transaction, in each case received on or after the date of the Arrangement Agreement, of which Pan American or any of its subsidiaries, or any of its or their Pan American Representatives, is or becomes aware, or any changes, amendments or modifications to any of the foregoing. Pan American has also agreed that such notice will include a description of the terms and conditions of any such Alternative Transaction or offer, proposal, expression of interest, inquiry or request, the identity of the person making such Alternative Transaction or such offer, proposal, expression of interest, inquiry or request, a copy of such offer, proposal, expression of interest, inquiry or request and all material written communications related thereto.

Other Covenants

Access to Information; Confidentiality

Until the earlier of the Effective Time and the termination of the Arrangement Agreement, subject to compliance with applicable law and the terms of any existing contracts, each Party will, and will cause its subsidiaries and their respective officers, directors, employees, contractors, consultants, independent auditors, accounting advisers and agents to, afford to each other Party and to the officers, employees, agents and representatives of each other Party such access as such other Party may reasonably require at all reasonable times, including, in the case of Tahoe, for the purpose of facilitating integration business planning, to their officers, employees, agents, properties, books, records and Contracts, and will furnish such other Party with all data and information as such other Party may reasonably request. The Parties acknowledge and agree that information furnished pursuant to the Arrangement Agreement will be governed by the confidentiality agreements between Pan American and Tahoe dated May 25, 2017 and effective May 25, 2018, pursuant to which the Parties provided confidential information to each other.

Contemplated Reorganization Transaction

Tahoe has covenanted to Pan American that it will use its commercially reasonable efforts to cause and to cause each of its subsidiaries to effect such reorganizations of Tahoe’s or its subsidiaries’ business, operations and assets as Pan American may reasonably request, including amalgamations, wind-ups, settling intercompany loans, capitalizing intercompany loans, and any other transaction (each a “Contemplated Reorganization Transaction”) and co-operate with Pan American and its advisors in order to determine the manner in which any such Contemplated Reorganization Transaction might most effectively be undertaken, subject to certain conditions as set out in the Arrangement Agreement; provided that any Contemplated Reorganization Transaction: (i) is not, in the opinion of Tahoe or Tahoe’s counsel, acting reasonably, prejudicial to the affected Tahoe Shareholders and Tahoe Optionholders (collectively, the “Tahoe Securityholders”); (ii) does not require Tahoe to obtain the approval of any Tahoe Securityholders and does not require Pan American to obtain the approval of Pan American Shareholders; (iii) does not impede, delay or prevent the satisfaction of any other conditions set forth in the Arrangement Agreement; (iv) does not impair, impede or delay the consummation of the Arrangement; (v) does not result in any breach by Tahoe or any of its subsidiaries of any Tahoe material contract or authorization or any breach by Tahoe of Tahoe’s constating documents or by any of its subsidiaries of their respective organizational documents or law; (vi) does not require the directors, officers, employees or agents of Tahoe or its subsidiaries to take any action in any capacity other than as a director, officer or employee; (vii) does not result in any taxes being imposed on, or any adverse tax or other consequences to, any Tahoe Securityholders; (viii) does not materially interfere with Tahoe’s operations prior to the Effective Time; and (ix) will become effective as close as reasonably practicable prior to the Effective Date.

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Employment Agreements, Severance and Resignations

The Parties have acknowledged that the Arrangement will result in a “change of control” for purposes of Tahoe’s employment agreements and under the Tahoe Benefit Plans (including the Tahoe Long Term Incentive Plan and the Tahoe PSA Plan). From and after the Effective Date, Pan American will cause Tahoe to honour all of the obligations of Tahoe and any of its subsidiaries under those employment, retention bonus and fee agreements and severance arrangements of Tahoe which are disclosed in the Tahoe Disclosure Letter.

Tahoe has agreed that, on or before the Effective Time, it will use its commercially reasonable efforts to have those directors and officers of Tahoe and its subsidiaries as are specified by Pan American deliver to Pan American resignations and mutual releases in such form as is acceptable to Pan American, acting reasonably, in favour of Tahoe and its subsidiaries.

Tax Rollover

An Eligible Holder who is entitled to receive Pan American Shares pursuant to the Plan of Arrangement will be entitled to make a joint income tax election, pursuant to Section 85 of the Tax Act (and any analogous provision of provincial income tax law), to have the Eligible Holder’s disposition of Tahoe Shares pursuant to the Plan of Arrangement occur on a full or partial rollover basis.

Termination

The Arrangement Agreement may be terminated in certain circumstances prior to the Effective Time, including

(i)	by mutual written agreement of Tahoe and Pan American; or

(ii)	by either Tahoe or Pan American, if:

(a)

the Effective Time does not occur on or before February 28, 2019 or such later date as may be agreed to in writing by Pan American and Tahoe (the “Outside Date”), except that the right to terminate the Arrangement Agreement will not be available to any Party whose failure to fulfill any of its obligations or breach of any of its representations and warranties under the Arrangement Agreement has been the cause of, or resulted in, the failure of the Effective Time to occur by such Outside Date;

(b)

any law has been enacted that makes consummation of the Arrangement illegal or otherwise prohibited or enjoins Tahoe or Pan American from consummating the Arrangement and such applicable law or enjoinment becomes final and non-appealable provided that the Party has used commercially reasonable efforts to, as applicable, appeal or overturn or otherwise have it lifted or rendered non-applicable in respect of the Arrangement;

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(c)	the Tahoe Meeting is held and the Tahoe Resolution fails to receive the requisite vote for approval from Tahoe Shareholders in accordance with the Interim Order; or

(d)	the Pan American Meeting is held and the Authorized Capital Resolution and Share Issuance Resolution fail to receive the requisite vote for approval from Pan American Shareholders;

(iii)	by Pan American, if:

(a)

the Tahoe Board (1) fails to provide the Tahoe Board Recommendation, (2) withdraws, withholds, amends, modifies or qualifies, or proposes publicly to withdraw, withhold, amend, modify or qualify the Tahoe Board Recommendation, (3) approves, accepts, endorses, or recommends or proposes publicly to approve, accept, endorse or recommend, any Acquisition Proposal, or (4) fails to reaffirm the Tahoe Board Recommendation within five business days (and in any case prior to the Tahoe Meeting) after having been requested in writing by Pan American to do so (it being understood that the taking of a neutral position or no position with respect to an Acquisition Proposal beyond a period of three business days (or beyond the time of the Tahoe Meeting, if sooner) will be considered a failure of the Tahoe Board to reaffirm its recommendation within the requisite time period) (each of the foregoing being referred to as a “Tahoe Change in Recommendation”);

(b)

the Pan American Board authorizes Pan American, subject to complying with the terms of the Arrangement Agreement, to enter into a binding written agreement relating to an Alternative Transaction; provided that concurrent with such termination, Pan American pays, or causes to be paid, the Pan American Termination Payment payable pursuant to the Arrangement Agreement;

(c)	any of the mutual conditions or conditions to the obligations of Pan American set out in the Arrangement Agreement is not satisfied and is incapable of being satisfied by the Outside Date;

(d)

subject to compliance with the notice and cure provisions, Tahoe breaches any representation or warranty or fails to perform any covenant or agreement set forth in the Arrangement Agreement that would cause any of the mutual conditions or conditions to the obligations of Pan American in the Arrangement Agreement not to be satisfied, and such conditions are incapable of being satisfied by the Outside Date; provided that Pan American is not then in breach of the Arrangement Agreement;

(e)	Tahoe willfully or materially breaches any of its obligations or covenants set forth in the non-solicitation provisions of the Arrangement Agreement; or

(f)	the Tahoe Meeting has not occurred on or before the 75th day after the date of the Arrangement Agreement;

(iv)	by Tahoe, if:

(a)

the Pan American Board (1) fails to provide the Pan American Board Recommendation, (2) withdraws, withholds, amends, modifies or qualifies, or proposes publicly to withdraw, withhold, amend, modify or qualify the Pan American Board Recommendation, (3) approves, accepts, endorses, or recommends or proposes publicly to approve, accept, endorse or recommend, any Alternative Transaction, or (4) fails to reaffirm the Pan American Board Recommendation within five business days (and in any case prior to the Pan American Meeting) after having been requested in writing by Tahoe to do so (it being understood that the taking of a neutral position or no position with respect to an Alternative Transaction beyond a period of three business days (or beyond the time of the Pan American Meeting, if sooner) will be considered a failure of the Pan American Board to reaffirm its recommendation within the requisite time period) (each of the foregoing being referred to as a “Pan American Change in Recommendation”);

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(b)

the Tahoe Board authorizes Tahoe, subject to complying with the terms of the Arrangement Agreement, to enter into a binding written agreement relating to a Superior Proposal; provided that concurrent with such termination, Tahoe pays, or causes to be paid, the Termination Fee payable pursuant to the Arrangement Agreement;

(c)

any of the conditions set forth in the mutual conditions or conditions to the obligations of Tahoe set out in the Arrangement Agreement are not satisfied and are incapable of being satisfied by the Outside Date; or

(d)	Pan American wilfully or materially breaches any of its obligations or covenants set forth in the non-solicitation provisions of the Arrangement Agreement;

(e)

subject to compliance with the notice and cure provisions, Pan American breaches any representation or warranty or fails to perform any covenant or agreement set forth in the Arrangement Agreement that would cause any of the mutual conditions or conditions to the obligations of Tahoe in the Arrangement Agreement not to be satisfied, and such conditions are incapable of being satisfied by the Outside Date; provided that Tahoe is not then in breach of the Arrangement Agreement;

(f)	Pan American does not provide or cause to be provided to the Depositary, the Consideration in the manner and at the time contemplated by the Arrangement Agreement; or

(g)	the Pan American Meeting has not occurred on or before the 75th day after the date of the Arrangement Agreement.

Termination Fees and Expense Reimbursement

Pan American is entitled to be paid the Termination Fee by Tahoe if the Arrangement Agreement is terminated in any of the following circumstances:

(i)	by Pan American upon the occurrence of a Tahoe Change in Recommendation;

(ii)	by Tahoe upon the Tahoe Board authorizing Tahoe, subject to complying with the terms of the Arrangement Agreement, to enter into a binding written agreement relating to a Superior Proposal; or

(iii)

by either Party if the Effective Time has not occurred before Outside Date or the Tahoe Resolution is not approved at the Tahoe Meeting, but only if prior to the termination of the Arrangement Agreement, an Acquisition Proposal, or the intention to make an Acquisition Proposal, with respect to Tahoe will have been made or publicly announced by any person (other than Pan American or any of its affiliates) and has not expired or been withdrawn prior to the Tahoe Meeting; and:

(a)	within nine months following the date of such termination any Acquisition Proposal is consummated; or

(b)

within nine months following the date of such termination Tahoe or one or more of its subsidiaries enters into a binding written agreement in respect of, or the Tahoe Board approves or recommends, such transaction contemplated by (a) above and that transaction is subsequently consummated at any time thereafter;

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provided that for the purposes of (iii), each reference to “20%” in the definition of the term “Acquisition Proposal” shall be deemed to be a reference to “50%”.

Tahoe is entitled to be paid the Termination Fee by Pan American if the Arrangement Agreement is terminated in any of the following circumstances:

(i)	by Tahoe upon the occurrence of a Pan American Change in Recommendation; or

(ii)

by Pan American upon the Tahoe Board authorizing Tahoe, subject to complying with the terms of the Arrangement Agreement, to enter into a binding written agreement relating to an Alternative Transaction.

If the Arrangement Agreement is terminated by Tahoe or Pan American as a result of the failure of the Authorized Capital Resolution or the Share Issuance Resolution to receive the requisite votes for approval from Pan American Shareholders, Pan American has agreed to pay Tahoe an amount in respect of the fees, costs and expenses incurred by Tahoe in connection with the Arrangement Agreement and the Plan of Arrangement of $5 million.

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Risk Factors

Risk Factors Relating To The Arrangement

In evaluating the Arrangement, you should carefully consider the following risk factors relating to the Arrangement. The following risk factors are not a definitive list of all risk factors associated with the Arrangement. Additional risks and uncertainties, including those currently unknown or considered immaterial by us, may also adversely affect your Pan American Shares, or the combined businesses of Tahoe and Pan American following completion of the Arrangement. In addition to the risk factors relating to the Arrangement set out below, you should also carefully consider the risk factors associated with the business of Tahoe included in this Circular, as well as the risk factors included in the Tahoe Annual Information Form and annual and quarterly management’s discussion and analysis and other documents incorporated by reference herein.

There are risks pertaining to the Arrangement including: (i) the Arrangement not concluding; (ii) reliance on Tahoe’s disclosure; (iii) market reaction to the Arrangement; and (iv) integration risks, including impact on operations and development.

Dilution

As a result of the issuance of Pan American Shares in connection with the Arrangement, your ownership and voting interests in Pan American will be diluted, relative to your current proportional ownership and voting interests.

The Arrangement is subject to the satisfaction or waiver of several conditions

The Arrangement is conditional upon, among other things, Tahoe Shareholder Approval, Pan American Shareholder Approval and Tahoe and Pan American having obtained certain other approvals (including those of the Court, the TSX, Competition Act approvals and the Key Regulatory Approvals). There is no certainty, nor can we provide any assurance, that these conditions will be satisfied or, if satisfied, when they will be satisfied. A substantial delay in obtaining satisfactory approvals or the imposition of unfavourable terms or conditions in any required approvals could have an adverse effect on our business, financial condition or results of operations. In addition, if for any reason the conditions to the Arrangement are not satisfied or waived and the Arrangement is not completed or if the Arrangement Agreement is otherwise terminated, the market price of our shares may be adversely affected.

If the Arrangement is not completed and Pan American decides to seek another acquisition, there can be no assurance that it will be able to find an asset or target company for acquisition at an equivalent or more attractive price than the total Consideration to be paid pursuant to the Arrangement.

Certain costs relating to the Arrangement, such as legal, accounting and financial advisor fees, must be paid by us, even if the Arrangement is not completed. These costs, including, if applicable, the payment of the Pan American Termination Payment or the Pan American Expense Payment, may adversely affect our results of operation, cash flow from operations and financial condition.

The Arrangement Agreement may be terminated in certain circumstances

Each of Tahoe and Pan American has the right to terminate the Arrangement Agreement in certain circumstances. Accordingly, there is no certainty, nor can Pan American provide any assurance, that the Arrangement Agreement will not be terminated by either Tahoe or Pan American before the completion of the Arrangement.

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The Consideration under the Arrangement represents a fixed exchange ratio

Tahoe Shareholders will receive fixed Consideration under the Arrangement, rather than consideration with a fixed market value. Because the number of Pan American Shares to be received in respect of each Tahoe Share under the Arrangement will not be adjusted to reflect any change in the market value of the Pan American Shares, the market value of the Pan American Shares received under the Arrangement may vary significantly from the market value at the dates referenced in this Circular. If the market price of the Pan American Shares increases or decreases, the value of the Consideration that Tahoe Shareholders receive pursuant to the Arrangement will correspondingly increase or decrease.

There can be no assurance that the market price of the Pan American Shares on the Effective Date will not be lower than the market price of such shares on the date of the Special Meeting. In addition, the number of Pan American Shares being issued in connection with the Arrangement will not change despite increases or decreases in the market price of the Tahoe Shares. Many of the factors that affect the market price of the Pan American Shares and the Tahoe Shares are beyond the control of Pan American and Tahoe, respectively.

Dissent rights

Registered holders of Tahoe Shares have the right to exercise certain Dissent Rights and demand payment of the fair value of their Tahoe Shares in cash in connection with the Arrangement in accordance with the BCBCA. If there are a significant number of Dissenting Tahoe Shareholders, a substantial cash payment may be required to be made to such Dissenting Tahoe Shareholders that could have an adverse effect on Pan American’s financial condition and cash resources if the Arrangement is completed.

Pan American has not verified the reliability of the information regarding Tahoe included in, or which may have been omitted from, this Circular

Unless otherwise indicated, all historical information regarding Tahoe contained in this Circular, including all Tahoe financial information and all pro forma financial information reflecting the pro forma effects of the acquisition of Tahoe by us, has been derived from Tahoe’s publicly disclosed information or provided by Tahoe. Although we have no reason to doubt the accuracy or completeness of such information, any inaccuracy or material omission in Tahoe’s publicly disclosed information, including the information about or relating to Tahoe contained in this Circular, could result in unanticipated liabilities or expenses, increase the cost of integrating the companies or adversely affect our operational and development plans and our results of operations and financial condition.

mineral reserve and mineral resource figures pertaining to Pan American’s and Tahoe’s properties are only estimates and are subject to revision based on developing information

Information pertaining to Pan American’s and Tahoe’s mineral reserves and mineral resources presented in this Circular, or incorporated by reference herein, are estimates and no assurances can be given as to their accuracy. Such estimates are, in large part, based on interpretations of geological data obtained from drill holes and other sampling techniques. Actual mineralization or formations may be different from those predicted. Mineral reserves and mineral resources estimates are materially dependent on the prevailing price of minerals and the cost of recovering and processing minerals at the individual mine sites. Market fluctuations in the price of minerals or increases in recovery costs, as well as various short-term operating factors, may cause a mining operation to be unprofitable in any particular accounting period.

The estimates of mineral reserves and mineral resources attributable to any specific property of Pan American or Tahoe are based on accepted engineering and evaluation principles. The estimated amount of contained minerals in proven and probable mineral reserves does not necessarily represent an estimate of a fair market value of the evaluated properties.

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Furthermore, we have not reviewed in detail the methodology used by Tahoe in preparing Tahoe’s mineral reserves and mineral resources presented in this Circular, or incorporated by reference herein, and accordingly there is no assurance that such estimates will not change following our review of the methodology.

Completion of the Arrangement could adversely affect the market price of Pan American Shares

Market reaction to the Arrangement is unpredictable and could have an adverse effect on the future trading price of Pan American Shares.

After completion of the Arrangement, a significant number of additional Pan American Shares will be available for trading in the public market. This increase in the number of our shares may lead to sales of such shares or the perception that such sales may occur, either of which may adversely affect the market for, and the market price of, our shares. Moreover, any former Tahoe Shareholder holding a significant percentage of Tahoe Shares may hold a significant percentage of Pan American Shares after the Arrangement. The potential that such former Tahoe Shareholder may sell its Pan American Shares in the public market (commonly referred to as “market overhang”), as well as any actual sales of such shares in the public market, could adversely affect the market price of the our shares.

The integration of Pan American and Tahoe may not occur as planned

The Arrangement Agreement has been entered into with the expectation that its successful completion will result in increased production growth at attractive cash costs to us. This expectation is partly based on presumed synergies from consolidation and successful operation of Tahoe’s mines. These anticipated benefits will depend in part on whether the operations, systems, management and cultures of each of Tahoe and Pan American can be integrated in an efficient and effective manner and whether the expected bases or sources of synergies do in fact produce the benefits anticipated. Most operational and strategic decisions, and certain staffing decisions, with respect to the combined company post-acquisition will continue to be reviewed by us and may not have been fully identified. These decisions and the integration of Pan American and Tahoe will present challenges to management, including the integration of systems and personnel of the two companies, and special risks, including possible unanticipated liabilities, significant one-time write-offs or restructuring charges, unanticipated costs and the loss of key employees. There can be no assurance that there will be operational or other synergies realized by us, or that the integration of Pan American’s and Tahoe’s operations, systems, management and cultures will be timely or effectively accomplished, or ultimately will be successful in increasing earnings and reducing costs. In addition, synergies assume certain long-term realized metals prices. If actual prices were below such assumed prices, that could adversely affect the synergies to be realized.

We may not realize the benefits of our newly acquired projects

As part of our strategy, we will continue our efforts to develop new projects and will have an expanded portfolio of such projects as a result of our acquisition of Tahoe. A number of risks and uncertainties are associated with the development of these types of projects, including political, legal, litigation, regulatory, design, construction, labour (including risks associated with expatriated employees), environmental, operating, technical and technological risks and uncertainties relating to capital and other costs and financing risks.

We may be subject to significant permitting and completion risks and capital cost increases associated with our expanded operations and our expanded portfolio of projects

If there are significant delays in the permitting or completion of projects (or in the case of the Escobal Mine, restart) and when they commence producing on a commercial and consistent scale, or their capital costs are significantly higher than estimated, these events could have a significant adverse effect on our results of operations, cash flow from operations and financial condition.

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Actual capital costs necessary to restart or develop Tahoe’s projects could be significantly above Tahoe’s estimates. Such capital cost overruns could have a significant adverse effect on us.

We may be subject to additional capital requirements and operating risks associated with our expanded operations and our expanded portfolio of growth projects

As a consequence of the Arrangement, we will be subject to additional capital requirements associated with the expanded operations and expanded portfolio of exploration and development projects.

We must generate sufficient internal cash flows or be able to utilize available financing sources to finance our growth and sustaining capital requirements. Following the completion of the Arrangement, a decrease in the amount of, or a change in the timing of the production outlook, or in the prices realized for silver, gold and certain other metals will directly affect the amount and timing of our cash flow from operations. If we do not realize satisfactory prices for the silver, gold and other metals that we produce, we could be required to raise very significant additional capital through the capital markets or incur significant borrowings to meet our capital requirements. These financing requirements could adversely affect our credit ratings and our ability to access the capital markets in the future to meet any external financing requirements we might have. If there are significant delays in when these projects are completed and are producing on a commercial and consistent scale, or their capital costs were to be significantly higher than estimated, these events could have a significant adverse effect on our results of operation, cash flow from operations and financial condition.

Pan American’s and Tahoe’s operations are in jurisdictions outside of Canada and the United States

Operations, development and exploration activities carried out by Pan American and Tahoe are or may be affected to varying degrees by taxes and government regulations relating to such matters as environmental protection, land use, water use, health, safety, labour, aboriginal consultation, restrictions on production, price controls, currency remittance, maintenance of mineral rights, mineral tenure and exploration of property. Pan American’s and Tahoe’s principal assets are held outside of North America. Although the jurisdictions where the assets are situated are currently generally stable and generally friendly to foreign investment, there are still political risks. The risks include, but are not limited to, extreme fluctuations in currency exchange rates, high rates of inflation, labour and social unrest, blockades, terrorism, crime, hostage taking and expropriation. Changes in mining or investment policies or shifts in political attitudes may also adversely affect our business. Operations may be affected in varying degrees by government regulations with respect to, but not limited to, restrictions on production, price controls, import, duties and taxes, export controls, currency remittance, income taxes, maintenance of claims, repatriation of earnings, environmental legislation, litigation, expropriation of property, land use and ownership, land claims of local people, water use and safety. Any changes in the laws relating to mining in the jurisdictions in which Pan American or Tahoe carries on business could materially affect the rights and title to the interests to be held there by us. No assurance can be given that applicable governments will not revoke or significantly alter the conditions of the applicable mining and exploration authorizations nor that such mining and exploration authorizations will not be challenged or impugned by third parties. The effect of any of these factors cannot be accurately predicted.

We are subject to a broad range of environmental laws and regulations in the jurisdictions in which we operate, and if the Arrangement is successful, we may be exposed to increased environmental costs and liabilities given the operations of Tahoe

Each of Pan American and Tahoe is subject to a broad range of environmental laws and regulations in each of the jurisdictions in which it operates. These laws and regulations, as interpreted by relevant agencies and courts, impose increasingly stringent environmental protection standards regarding, among other things, air emissions, wastewater storage, treatment and discharges, the use and handling of hazardous or toxic materials, waste disposal practices and remediation of environmental contamination. The costs of complying with these laws and regulations, including participation in assessments and remediation of sites, could be significant. In addition, these standards can create the risk of substantial environmental liabilities, including liabilities associated with divested assets and past activities. Furthermore, challenges from third parties may arise that challenge permits that Pan American, Tahoe and their subsidiaries have been granted or are in the process of obtaining. We have established reserves for environmental remediation activities and liabilities. However, environmental matters cannot be predicted with certainty, and these amounts may not be adequate, especially in light of potential changes in environmental conditions or the discovery of previously unknown environmental conditions, the risk of governmental orders to carry out additional compliance on certain sites not initially included in remediation in progress, and the potential liability of each of Pan American and Tahoe to remediate sites for which provisions have not been previously established. Such future developments could result in increased environmental costs and liabilities that could have a material adverse effect on our financial position and results of operations.

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The Arrangement may divert the attention of Pan American’s management

The pending Arrangement could cause the attention of the Pan American’s management to be diverted from the day-to-day operations of Pan American. These disruptions could be exacerbated by a delay in the completion of the Arrangement and could have an adverse effect on the business, operating results or prospects of Pan American, which could have a material and adverse effect on the business, financial condition and results of operations or prospects of Pan American.

Income tax laws

There can be no assurance that the Canadian Revenue Agency or other applicable taxing authorities will agree with the Canadian income tax consequences of the Arrangement, as applicable, as set forth in this Circular. Furthermore, there can be no assurance that applicable Canadian income tax laws will not be changed or interpreted in a manner, or that the applicable taxing authorities will not take administrative positions, that are adverse to Pan American and the Pan American Shareholders following completion of the Arrangement. Such taxing authorities may also disagree with how Pan American calculates or has in the past calculated its income for income tax purposes. Any such events could adversely affect Pan American or the price of the Pan American Shares following completion of the Arrangement.

There may be potential undisclosed liabilities associated with the Arrangement

In connection with the Arrangement, there may be liabilities that Pan American failed to discover or was unable to quantify in its due diligence (which was conducted prior to the execution of the Arrangement Agreement). The representations, warranties and indemnities contained in the Arrangement Agreement will not survive past the Effective Date.

Pan American and Tahoe may be the targets of legal claims, securities class action, derivative lawsuits and other claims

Pan American and Tahoe may be the target of securities class action and derivative lawsuits which could result in substantial costs and may delay or prevent the Arrangement from being completed. Securities class action lawsuits and derivative lawsuits are often brought against companies that have entered into an agreement to acquire a public company or to be acquired. Third parties may also attempt to bring claims against Pan American or Tahoe seeking to restrain the Arrangement or seeking monetary compensation or other redress. Even if the lawsuits are without merit, defending against these claims can result in substantial costs and divert management time and resources. Additionally, if a plaintiff is successful in obtaining an injunction prohibiting consummation of the Arrangement, then that injunction may delay or prevent the Arrangement from being completed.

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Other risks

Due to the inherent uncertainty of the litigation process and dealings with regulatory bodies, there is no assurance that any current or potential legal or regulatory proceeding involving Tahoe or Pan American and their subsidiaries will be resolved in a manner that will not have a material and adverse effect on our future cash flow, results of operations or financial condition if the Arrangement is implemented.

Additional risks and uncertainties related to our business and operations are set out in the Pan American Annual Information Form under the heading “Risks Related to Pan American’s Business”, as well as in our most recent quarterly and annual management’s discussion and analysis, which risks and uncertainties are incorporated herein by reference.

Risk Factors Relating To Tahoe’s Business

Upon completion of the Arrangement the business of the Pan American will be subject to the risks that Tahoe currently faces with respect to its business and affairs. Certain of these risk factors faced by Tahoe are described below.

Metal Price Fluctuations

The majority of Tahoe’s revenue is derived from the sale of gold and silver. Therefore, fluctuations in the prices of these commodities represent one of the most significant factors that we expect will affect Tahoe’s future operations and potential profitability. The price of gold and silver and other metals fluctuate widely and are affected by numerous factors beyond Tahoe’s control, including:

●	levels of supply and demand;

●	global or regional consumptive patterns;

●	sales by government holders;

●	metal stock levels maintained by producers and others;

●	increased production due to new mine developments and improved mining and production methods;

●	speculative activities related to the sale of metals;

●	availability and costs of metal substitutes;

●	international and regional economic and political conditions; or

●	interest rates, currency values, and inflation.

Declining market prices for these metals could materially adversely affect Tahoe’s results of operations, cash flows and financial position.

Impact of Declines in Commodity Prices of Reserves

If Tahoe’s mineral reserve estimations and life-of-mine plans are required to be revised using significantly lower gold and silver prices, this could negatively impact Tahoe’s mineral reserve estimations and the feasibility of Tahoe’s projects, resulting in material write-downs of Tahoe’s investment in mining properties and increased amortization, reclamation and closure charges. Even if a project is ultimately determined to be economically viable, the need to conduct such a reassessment may cause substantial delays or may interrupt operations until the reassessment can be completed which may have a material adverse effect on Tahoe’s results of operation, cash flow and financial position.

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Concentration of Tahoe’s Business in Gold and Silver Industries

Tahoe is concentrated in the gold and silver mining industries, and as such, Tahoe’s profitability will be sensitive to changes in, and Tahoe’s performance will depend to a greater extent on, the overall condition of the gold and silver mining industries. Tahoe may be susceptible to an increased risk of loss, including losses due to adverse occurrences affecting Tahoe more than the market as a whole, as a result of the fact that Tahoe’s operations are concentrated in the gold and silver mining sector.

Developments Regarding Indigenous Peoples

Some of Tahoe’s operations are situated in areas presently or previously inhabited or used by Indigenous peoples, triggering various international and national laws, codes, resolutions, conventions, guidelines, and imposing obligations on government and companies relating to the rights of Indigenous people. These may include a mandate that government consult with communities surrounding Tahoe’s projects and mines regarding actions affecting local stakeholders, prior to granting Tahoe mining rights, permits or approvals. Applicable conventions such as ILO 169, which has been ratified by Guatemala and Peru, is an example of such an international convention. Examples of developments in this area include the United Nations Declaration of the Rights of Indigenous People and the International Finance Corporation’s revised Performance Standard 7, which requires governments to obtain the free, prior, and informed consent of Indigenous peoples who may be affected by government action (such as the granting of mining concessions or approval of mine permits). There is an increasing level of public concern relating to the perceived effect of mining activities on Indigenous communities. The evolving expectations related to human rights, Indigenous rights and, environmental protection may result in opposition to Tahoe’s current and future operations or further development or new development of Tahoe’s projects and mines. Such opposition may be directed through legal or administrative proceedings or expressed in manifestations such as protests, roadblocks or other forms of public expression against Tahoe’s activities, including attacks against Tahoe’s assets or personnel, and may have a negative impact on Tahoe’s reputation and operations. Opposition by any of the aforementioned groups to Tahoe’s operations may require modification of, or preclude the operation or development of, Tahoe’s projects and mines or may require Tahoe to enter into agreements with such groups or local governments with respect to Tahoe’s projects and mines, in some cases, causing increased cost and considerable delays to the advancement of Tahoe’s projects which in turn could have a material adverse effect on Tahoe’s reputation, financial position, cash flow and results of operations.

Adverse Developments Affecting Tahoe’s Properties

The La Arena, Shahuindo, Bell Creek and Timmins West mines currently represent 100% of Tahoe’s revenue producing operations. Any adverse development affecting these mines or Tahoe’s ability to conduct mining operations at these mines due to suspension or loss of mining permits, licenses or credentials, protests, roadblocks or blockades that prevent supplies from entering the mine, production from leaving the mine and employees and contractors from entering and leaving the mine, if other than temporary, or other action or events, could have a material and adverse effect on Tahoe’s results of operations, including potential production, mineral reserves and mineral resources, revenues, profitability, and Tahoe’s financial performance, cash flows and financial position.

In addition, if Tahoe is unable to resolve successfully the ongoing dispute involving the Escobal Mine in Guatemala, including the ongoing legal proceedings and court orders regarding the licenses, permits and credentials necessary to conduct mining operations at the Escobal Mine by MSR which results in a continuing or permanent suspension of mining operations, or if following a resumption of mining operations at the Escobal Mine there is a subsequent failure by MEM to renew the export credential or adequately conduct court-ordered consultation or if MSR is unable to comply with the results of such consultation process, of if future interference in the form of roadblocks, blockades, protests, future failures to obtain necessary licenses, permit credential renewals or otherwise, which results in a future suspension of mining operations, each could have a material and adverse effect on Tahoe’s results of operations, including potential production, mineral reserves and mineral resources, revenues, profitability, and Tahoe’s financial performance, cash flows and financial position.

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Obtaining and Renewing Licenses and Permits

In the ordinary course of business, Tahoe is and will be required to obtain, maintain and renew governmental licenses or permits for the operation and expansion of Tahoe’s mines and those projects currently in development, for the development, construction and commencement of mining at Tahoe’s existing properties, or those that Tahoe acquires in the future. Obtaining or renewing the necessary governmental licenses, permits or credentials is a complex and time-consuming process involving numerous jurisdictions and often involving public comment periods and costly undertakings on Tahoe’s part. The duration and success of Tahoe’s efforts to obtain and renew licenses, permits and credentials are contingent upon many variables not within Tahoe’s control, including local politics, legal challenges and the interpretation of applicable requirements implemented by the licensing authority. Any unexpected suspensions, such as the prior suspension of the Escobal Mine’s mining license and the continuing legal challenges, disputes and appeals of the suspension; a suspension of the Escobal mining license as a result of the failure by MEM to adequately conduct court ordered consultation or MSR’s inability to comply with the results of such consultation process; other revocations of licenses, permits or credentials, including reconnaissance, exploration and exploitation licenses and export credentials; disputes or refusals to issue or renew required licenses, permits or credentials, such as the current failure by MEM to renew and reissue MSR’s export credential; or delays or costs associated with the licensing, permitting or credentialing processes could prevent or delay the development or impede the operation of a mine, which could materially and adversely impact Tahoe’s results of operations, profitability, cash flows and financial condition.

Development and Operation of Mines

Ongoing development and operation of the Escobal, La Arena, Shahuindo, Bell Creek and Timmins West mines depends upon Tahoe’s ability to consistently mine to design parameters and to process mined material at approximate design throughput rates. The long-term commercial viability of Tahoe’s mines is also dependent upon a number of factors, some of which relate to the particular attributes of the deposit (such as size, grade and proximity to infrastructure), metal prices and government regulations, including regulations relating to royalties, allowable production, importing and exporting of minerals and environmental protection. Most of the above factors are beyond Tahoe’s control. As a result, there can be no assurance that any design will succeed in achieving Tahoe’s stated goals under all potential future conditions. Failure to do so could have a material adverse impact on Tahoe’s operations and potential future profitability.

Community Action

In recent years, communities of Indigenous people, informal miners, non-governmental organizations (“NGOs”) and others in Guatemala and Peru have become more vocal and negative with respect to regulated mining activities in their countries. These communities and NGOs have taken actions such as road closures, work stoppages and initiating lawsuits to challenge mining permits and to sue for environmental and personal injury damages. In addition, they have petitioned human rights organizations, including the Inter American Commission on Human Rights, alleging human rights violations associated with mining operations, and the Canadian National Contact Point, alleging violations of the Organisation for Economic Co-operation and Development Guidelines for Multinational Enterprises, in support of their anti-mining activities. These actions relate not only to current activities but often in respect to decades-old mining disputes and activities by prior owners of mining properties.

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Beginning in June 2017, a group of protesters near the town of Casillas blocked the primary road that connects Guatemala City to the Escobal Mine near San Rafael Las Flores. This road blockage continues as of the date of this filing and has become violent at times. Protests and disputes, such as the roadblock in Casillas affecting the Escobal Mine, represent a social risk in the area in which Tahoe’s mines are located and these and similar actions by communities and NGOs may have a material adverse effect on Tahoe’s operations at Tahoe’s mines and other development properties and on Tahoe’s financial position, cash flow and results of operations.

Matters Related to Aboriginal Rights in Canada

Tahoe’s Canadian mines, mineral properties and related mineral interests are located on and beneath lands that are or may be subject to claims of constitutionally protected aboriginal rights, aboriginal title and treaty rights. Canadian courts have set out certain tests that governments must adhere to in any permitting decisions that may affect asserted or established aboriginal rights and aboriginal title as well as treaty rights. This includes requirements for aboriginal consultation and, if appropriate, accommodation in respect of claimed but unproven aboriginal rights and title. It also includes requirements that must be met in order to justify any infringement of treaty rights, established aboriginal rights or aboriginal title (if proven and aboriginal consent has not been obtained).

The duties of consultation, accommodation and, where applicable, justification for infringement of aboriginal rights, aboriginal title and treaty rights apply to the federal and provincial governments, not to private companies. Canadian courts however, have held that governments can delegate certain procedural aspects of the duty to consult to private parties. Further, these governmental duties could affect Tahoe’s interests in various indirect ways, including potential legal challenges to governmental permits that have been issued, challenges or delays in securing permits and approvals in future, the imposition of terms and conditions to address aboriginal interests and claims to lands or mineral interests. The failure to reach agreements regarding aboriginal rights could have an adverse effect on Tahoe’s reputation, results of operations and profitability.

Operations in Guatemala, Peru and Canada

Tahoe’s operations in each of the jurisdictions in which Tahoe operates are exposed to various levels of political, economic, social and geographical risks and uncertainties. These risks and uncertainties vary from country to country and include, but are not limited to:

●	terrorism;

●	military repression;

●	expropriation, extreme fluctuations in currency exchange rates;

●	high rates of inflation;

●	labour unrest;

●	protests, roadblocks or other forms of public expression against Tahoe’s activities;

●	the risks of war, civil or social unrest, crime or other violence;

●	renegotiation or nullification of existing concessions, licenses, permits and contracts, ability of governments to unilaterally alter agreements;

●

government imposed supply laws, including laws, establishing, among other things, profit margins, production quotas, maximum and minimum price, levels and the ability to confiscate merchandise in certain circumstances;

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●	surface land access issues;

●	road blockages or blockades;

●	illegal mining;

●	political, judicial and business corruption;

●	changes in taxation policies, regulations and laws;

●	restrictions on foreign exchange and repatriation; and

●

changing political conditions, currency controls and governmental regulations that favour or require the awarding of contracts to local contractors or require foreign contractors to employ citizens of, or purchase supplies from, a particular jurisdiction.

The occurrence of mining regime changes adds uncertainties that cannot be accurately predicted and any future material adverse changes in government policies or legislation in the jurisdictions in which Tahoe operate that affect foreign ownership, mineral exploration, development or mining activities, may affect Tahoe’s viability and profitability.

Violence in Some Jurisdictions

In recent years, criminal activity and violence has spread from border areas of Mexico to neighboring Guatemala. As a result, violent confrontations with authorities and others have steadily increased. Many incidents of crime and violence go unreported and law enforcement authorities’ efforts to reduce criminal activity are challenged by a lack of resources, corruption and the power of organized crime. Incidents of violence and vandalism have occasionally affected Tahoe’s employees, contractors and their families, including recent incidents surrounding the roadblock in Casillas, Guatemala where violent tactics have included stopping and attacking trucks, the shooting of a helicopter carrying fuel to the mine and threats and abuse of mine workers and contractors. Tahoe can provide no assurance that security incidents, in the future, will not have a material adverse effect on Tahoe’s operations, especially if violence and criminal activity continue to escalate. Such incidents may halt or delay production, increase operating costs, result in harm to Tahoe’s employees, contractors or visitors, decrease operational efficiency due to employee absenteeism and other factors, increase community tensions or otherwise adversely affect Tahoe’s ability to conduct business.

Political Unrest and Instability

Guatemala suffered an armed conflict for 36 years, which was finally resolved through a peace agreement reached with the country’s internal revolutionary movement in 1996. The last political crisis leading to major social upheaval in Guatemala occurred in 1983 and constitutional government was not restored until 1985. In the past two decades, Guatemala has made progress in restructuring its political institutions and establishing democratic processes, however the country still suffers from social problems, including, but not limited to, a high crime rate, political corruption, malnutrition, poverty and uncertain land tenure. For example, in late January 2018, Guatemalan prosecutors announced the arrest of several business executives and former government officials implicated in a fraudulent tax-refund scandal. Renewed political unrest, changing governmental attitudes towards mining, political crises or other such issues associated with operations in a developing country could adversely affect Tahoe’s operations at the Escobal Mine or Tahoe’s ability to obtain financing necessary for such projects.

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After a decade of political instability and one of its worst economic crises in history, Peru has experienced relative political stability and economic growth since the mid-1990s as a result of the restructuring of Peruvian institutions to create a free-market economy. Recently, there have been corruption investigations regarding possible payments to several current and prior government officials by the Brazilian construction company Odebrecht. In December 2017, the Peruvian Congress voted for a debate to occur on the potential dismissal of President Pedro Pablo Kuczynski for “permanent moral incapacity,” in connection with the receipt of alleged payments by Odebrecht to an affiliated company of President Kuczynski when he was finance minister in the early 2000’s. The motion to dismiss the President failed to reach the required special majority of affirmative votes and President Kuczynski remains in office. Such potential for corruption and political tension as well as poverty, unemployment and social conflict still occur and may result in an adverse effect on Tahoe’s operations.

Licenses and Title to Assets

Title insurance generally is not available for Tahoe’s properties, and Tahoe’s ability to ensure that Tahoe has obtained a secure claim to individual mineral properties or mining concessions may be severely constrained. Tahoe has not conducted surveys of all of the claims in which Tahoe hold direct or indirect interests and, therefore, the precise area and location of such claims may be in doubt. Tahoe can provide no assurances that there are no title defects affecting Tahoe’s properties. Accordingly, Tahoe’s mineral properties may be subject to prior unregistered liens, agreements, transfers or claims, including Indigenous land claims, and title may be affected by, among other things, undetected defects. In addition, Tahoe may be unable to operate Tahoe’s properties as permitted or to enforce Tahoe’s rights with respect to Tahoe’s properties. Any such defects or the inability to operate Tahoe’s properties as permitted could have a material adverse effect on Tahoe’s financial position, cash flow and results of operations.

Economic Uncertainties of Foreign Operations

As governments continue to struggle with deficits and concerns over the effects of depressed economies, the mining and metals sector has been targeted to raise revenue. Governments are continually assessing the fiscal terms of the economic rent for a mining company to exploit resources in their countries. Numerous countries, including, but not limited to Guatemala, have implemented changes to their respective mining regimes that reflect increased government control or participation in the mining sector, including, but not limited to, changes of law affecting consultation with Indigenous peoples, mandatory government participation, taxation and royalties, working conditions, rates of exchange, exchange control, exploration licensing, export duties, repatriation of income or return of capital, environmental protection, foreign ownership and takeovers, as well as requirements for local goods, supplies and employment of local and community staff or contractors or other benefits to be provided to local residents. The occurrence of the various factors and uncertainties related to the economic risks of operating in foreign jurisdictions cannot be accurately predicted and could have a material adverse effect on Tahoe’s operations or profitability.

Recently Opened Mines May Never Reach Full Production

Tahoe recently opened mines that have commenced commercial production, such as the Shahuindo mine, and its expansion projects are subject to risks associated with new mine development, which may result in delays in the start-up of mining operations, delays in existing operations and unanticipated costs. Tahoe’s production forecasts are based on full production being achieved at all of Tahoe’s mines and Tahoe’s ability to achieve and maintain full production rates at these mines is subject to a number of risks and uncertainties. Production from these mines may be lower than anticipated if the anticipated full production rate cannot be achieved which could adversely affect Tahoe’s cash flows and results of operations.

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Annual Production of Gold and Silver

Although Tahoe’s activities are primarily directed towards mining operations, Tahoe’s activities also include the exploration for, and development of, mineral deposits. Tahoe must continually explore to replace and expand Tahoe’s mineral reserves and mineral resources as Tahoe’s mines produce gold and silver and to a lesser degree lead and zinc. Tahoe’s ability to maintain or increase Tahoe’s annual production of gold and silver depends in significant part on Tahoe’s ability to operate Tahoe’s mines according to Tahoe’s mine plans, to find new mineral reserves and mineral resources, to bring new mines into production, and to expand mineral reserves and mineral resources at existing mines. Tahoe can provide no assurance that Tahoe will be able to maintain or increase Tahoe’s annual production, bring new mines into production or expand the mineral reserves and mineral resources at Tahoe’s existing mines.

Governmental Laws and Regulations

Tahoe’s operations, exploration and development activities are subject to the laws and regulations of Guatemala, Peru and Canada that govern various matters including environmental protection, management and use of toxic substances and explosives, management of natural resources, exploration, development, production, and post-closure reclamation of mines, imports and exports, price controls, taxation, mining royalties, labor standards and occupational health and safety, including mine safety and historic and cultural preservation.

The costs associated with legal compliance are substantial. In addition, possible future laws and regulations, changes to existing laws and regulations (including the imposition of higher taxes and mining royalties which have been, or may be, implemented or threatened) or more stringent enforcement of current laws and regulations by governmental authorities, could cause additional expense, capital expenditures, restrictions on or suspension of Tahoe’s operations and planned operations at Tahoe’s mines and projects. Moreover, these laws and regulations may allow governmental authorities and private parties to bring lawsuits based upon damages to property and injury to persons resulting from the environmental, health and safety impacts of Tahoe’s operations, or possibly even those actions of parties from whom Tahoe acquired Tahoe’s mines or properties. Such legal actions could lead to the imposition of substantial fines, penalties or other civil or criminal sanctions. It is difficult to strictly comply with all regulations that may be imposed on us. Even with the application of considerable skill, Tahoe may inadvertently fail to comply with certain laws. Failure to comply with laws and regulations could lead to financial restatements, fines, penalties, loss, reduction or expropriation of entitlements, revocation of permits and licenses, the imposition of additional local, foreign or governmental parties as joint venture partners with carried or other interests and other material negative impacts on Tahoe.

Environmental Regulations and Reclamation

All phases of Tahoe’s operations with respect to each of Tahoe’s mines and projects are, and will continue to be, subject to environmental regulation in the countries in which they operate. Environmental legislation in Guatemala, Peru and Canada involves strict standards and may entail increased scrutiny, fines and penalties for noncompliance, stringent environmental assessments of proposed projects and a high degree of responsibility for companies and their officers, directors and employees. Changes in environmental regulation, if any, may adversely impact Tahoe’s operations and future potential profitability. In addition, environmental hazards which are currently unknown may exist at Tahoe’s mines and projects. Tahoe may be liable for losses associated with such hazards, or may be forced to undertake extensive remedial clean-up action or to pay for governmental remedial clean-up actions, even in cases where such hazards have been caused by previous or existing owners or operators of the property, or by the past or present owners of adjacent properties or by natural conditions. The costs of such clean-up actions may have a material adverse impact on Tahoe’s operations and future potential profitability.

Reclamation requirements are designed to minimize long-term effects of mining exploitation and exploration disturbance by requiring the operating company to control possible deleterious effluents and to re-establish to some degree pre-disturbance land forms and vegetation. Tahoe is, and will continue to be, subject to such requirements for Tahoe’s activities at Tahoe’s mines and projects. Planned reclamation expenditures are estimates only and may not represent the actual amounts that will be required to complete all reclamation activity. Additionally, any significant environmental issues that may arise could lead to increased reclamation expenditures and could have a material adverse impact on Tahoe’s financial resources.

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Regulatory Authority Requirements Regarding Financial Assurances

Tahoe is required by various governments in jurisdictions in which Tahoe operates to provide financial assurances sufficient to allow a third party to implement approved closure and reclamation plans if Tahoe is unable to do so. These laws are complex and vary from jurisdiction to jurisdiction. The laws govern the determination of the scope and cost of the closure and reclamation obligations and the amount and forms of financial assurance.

The amount and nature of the financial assurances are dependent upon a number of factors, including Tahoe’s financial condition and reclamation cost estimates. Changes to these amounts, as well as the nature of the collateral to be provided, could significantly increase Tahoe’s costs, making the maintenance and development of existing and new mines less economically feasible. Regulatory authorities may also require further financial assurances. To the extent that the value of the collateral provided to the regulatory authorities is or becomes insufficient to cover the amount of financial assurance Tahoe is required to post, Tahoe would be required to replace or supplement the existing security with more expensive forms of security, which might include cash deposits, which would reduce Tahoe’s cash available for operations and financing activities. Tahoe can provide no assurance that Tahoe will be able to maintain or add to Tahoe’s current level of financial assurance or that Tahoe will have sufficient capital resources to further supplement Tahoe’s existing security, which could result in a material adverse effect on Tahoe’s operating results and financial condition.

Government Restrictions on Current Mining Methods

There has been increased global attention and the introduction of regulations restricting or prohibiting the use of cyanide and other hazardous substances in mineral processing activities. In addition, the use of open pit mining techniques has come under scrutiny in certain mining jurisdictions, and some governments are reviewing the use of such methods. If legislation restricting or prohibiting the use of cyanide or open pit mining techniques were to be adopted in a region in which Tahoe operates, there would be a serious and adverse impact on Tahoe’s results of operations and financial position. Additionally, if the use of cyanide were to be restricted or prohibited in a jurisdiction in which Tahoe’s operations rely on the use of cyanide, it would have a significant adverse impact on Tahoe’s results of operations and financial condition as there are few, if any, substitutes for cyanide that are as effective in extracting gold from the ore.

Tax Changes

Tahoe’s operations in multiple tax jurisdictions increase Tahoe’s susceptibility to sudden tax changes. The introduction of new tax laws, regulations or rules, or changes to, or differing interpretation of, or application of, existing tax laws, regulations or rules in Canada, Guatemala and Peru or any of the countries in which Tahoe’s operations or business is located, could result in an increase in Tahoe’s taxes, or other governmental charges, duties or impositions. No assurance can be given that new tax laws, rules or regulations will not be enacted or that existing tax laws will not be changed, interpreted or applied in a manner that could result in Tahoe’s profits being subject to additional taxation or that could otherwise have a material adverse effect on Tahoe.

Financial Projections are Only Estimates

Tahoe prepares estimates and projections of Tahoe’s future production. Any such information is forward-looking and no assurance can be given that such estimates will be achieved. These estimates are based on operations being conducted consistent with existing mine plans and other assumptions which change from time to time, including the availability, accessibility, sufficiency and quality of ore, Tahoe’s costs of production, Tahoe’s ability to sustain and increase production levels, the sufficiency of Tahoe’s infrastructure, the performance of Tahoe’s workforce and equipment, Tahoe’s ability to maintain and obtain mining interests, licenses, and permits and Tahoe’s compliance with existing and future laws and regulations. Tahoe’s actual production may vary from estimates for a variety of reasons, including: actual ore mined varying from estimates of grade, tonnage, dilution and metallurgical and other characteristics; short-term operating factors relating to the ore reserves, such as the need for sequential development of orebodies and the processing of new or different ore grades; revisions to mine plans; unusual or unexpected orebody formations; risks and hazards associated with mining; natural phenomena, such as inclement weather conditions, water availability, floods, and earthquakes; and unexpected labor shortages, strikes, protests, local community opposition or blockades. Failure to achieve the estimated forecasts could have an adverse impact on Tahoe’s future cash flows, business, results of operations and financial condition.

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Operating Cash Flow

Changes in production costs could have a major impact on profitability. Tahoe’s main production expenses are personnel and contractor costs, materials and energy. Changes in costs of Tahoe’s mining and processing operations could occur as a result of unforeseen events, including international and local economic and political events, a change in commodity prices, increased costs (including oil, steel and diesel), scarcity of labor and other factors beyond Tahoe’s control which could result in changes in profitability or mineral resource or mineral reserve estimates.

Tahoe prepares estimates of future cash costs and capital costs for Tahoe’s operations and projects. There is no assurance that actual costs will not exceed such estimates. Exceeding cost estimates could have an adverse impact on Tahoe’s future results of operations or financial condition.

Failure to achieve anticipated production levels would have a material adverse impact on Tahoe’s cash flow and future profitability. Tahoe’s failure to achieve profitability and positive operating cash flows could have a material adverse effect on Tahoe’s financial condition and results of operations.

Indebtedness

Tahoe currently has an aggregate consolidated indebtedness of approximately $125 million including a current credit facility, capital lease and other obligations. As a result of this indebtedness, Tahoe is required to use a portion of Tahoe’s cash flow to service principal and interest on this debt, which will limit the cash flow available for other business opportunities. Tahoe’s ability to make scheduled principal payments, pay interest on or refinance Tahoe’s indebtedness depends on Tahoe’s future performance, which is subject to economic, financial, competitive and other factors beyond Tahoe’s control. Unexpected delays in production, the suspension of Tahoe’s mining licenses, or other operational problems could impact Tahoe’s ability to service the debt and make necessary capital expenditures when the debt becomes due. If Tahoe is unable to generate such cash flow to timely repay any debt outstanding, Tahoe may be required to adopt one or more alternatives, such as selling assets, restructuring debt or obtaining additional equity capital on terms that may be onerous or highly dilutive. Tahoe’s ability to refinance Tahoe’s indebtedness will depend on the capital markets and Tahoe’s financial condition at such time. Tahoe may not be able to engage in any of these activities or engage in these activities on desirable terms, which could result in a default on Tahoe’s debt obligations.

Liquidity and Counterparty

Tahoe is exposed to liquidity and various counterparty risks. Tahoe is also exposed to liquidity risks in meeting Tahoe’s capital expenditure requirements in instances where cash positions are unable to be maintained or appropriate financing is unavailable. These factors may impact Tahoe’s ability to obtain loans and other credit facilities in the future and, if obtained, on terms favorable to Tahoe. Furthermore, actions taken by central banks to impact fiscal and monetary policies have increased levels of volatility and market turmoil. As a result of this uncertainty, Tahoe’s planned growth could be adversely impacted and the trading price of Tahoe’s securities could be adversely affected.

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Foreign Exchange Rate Fluctuations

Fluctuations in currency exchange rates, particularly the weakening of the U.S. dollar against the Guatemalan quetzal, the Peruvian sol or the Canadian dollar, could have a significant effect on Tahoe’s results of operations. Any hedging activities Tahoe undertake in order to minimize these effects on Tahoe’s operating results may not be successful.

Financing Requirements

The mining, development, expansion and exploration of Tahoe’s properties, will require ongoing financing as a result of various factors including the potential for rising and unforeseen costs and fluctuations in metal prices. Tahoe must generate sufficient internal cash flow or be able to utilize available financing sources to finance Tahoe’s growth and sustaining capital requirements. If Tahoe does not realize satisfactory prices for the metals that Tahoe will produce, Tahoe could be required to raise significant additional capital through equity financings in the capital markets, which may involve substantial dilution to existing Shareholders, or Tahoe could be required to incur significant borrowings through debt financings to meet Tahoe’s capital requirements. If these financings are required, no assurance can be given that Tahoe will be able to raise capital or incur debt on acceptable terms and even if Tahoe is able to do so, Tahoe’s cost of raising capital in the future may be adversely affected. Debt and other mezzanine financing may involve a pledge of assets and may be senior to interests of Tahoe Shareholders. The ability to obtain needed financing may be impaired by such factors as the capital markets (both generally and in the precious metals industry in particular) the location of the Escobal Mine in Guatemala, the locations of the La Arena mine and the Shahuindo mine in Peru, the price of silver and gold on the commodities markets (which will impact the amount of asset-based financing available), and/or the loss of key management personnel.

In addition, if Tahoe is required to make significant interest and principal payments resulting from a debt financing, Tahoe’s financial condition and ability to raise additional funds may be adversely impacted. Any significant delay in developing Tahoe’s projects or in achieving commercial production from Tahoe’s projects on a consistent basis or the incurring of capital costs that are significantly higher than estimated, could have a significant adverse effect on Tahoe’s results of operations, cash flow from operations and financial condition.

Access to Capital

Any changes to Tahoe’s current projections or any new development or acquisition activity may require substantial additional capital. When such additional capital is required, Tahoe will need to pursue various financing transactions or arrangements, including joint venturing of projects, debt financing, equity financing or other means. Additional financing may not be available when needed or, if available, the terms of such financing might not be favorable to Tahoe and might involve substantial dilution to existing shareholders. Tahoe may not be successful in locating suitable financing transactions in the time period required or at all, and may not obtain the capital required by other means. A failure to raise capital when needed would have a material adverse effect on Tahoe’s business, financial condition and results of operations. Any future issuance of common shares to raise required capital will be dilutive to Tahoe’s shareholders. In addition, debt and other mezzanine financing may involve a pledge of assets and may be senior to interests of equity holders. Tahoe may incur substantial costs in pursuing future capital requirements, including investment banking fees, legal fees, accounting fees, securities law compliance fees, printing and distribution expenses and other costs. The ability to obtain needed financing may be impaired by such factors as the capital markets (both generally and in the precious metals industry in particular) the location of the Escobal Mine in Guatemala, the locations of the La Arena mine and the Shahuindo mine in Peru, the price of silver and gold on the commodities markets (which will impact the amount of asset-based financing available), and/or the loss of key management personnel. Failure to obtain necessary capital on reasonable terms may materially and adversely affect Tahoe’s future operations and profitability.

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Operating Hazards, Risks and Insurance

The ownership, operation and development of a mine or mineral property involves many risks which even a combination of experience, knowledge and careful evaluation may not be able to overcome. These risks include environmental hazards, industrial accidents, explosions and third-party accidents, the encountering of unusual or unexpected geological formations, ground falls and cave-ins, mechanical failure, unforeseen metallurgical difficulties, power interruptions, flooding, earthquakes and periodic interruptions due to inclement or hazardous weather conditions or civil unrest. These occurrences could result in environmental damage and liabilities, work stoppages, delayed production and resultant losses, increased production costs, damage to, or destruction of, mineral properties or production facilities and resultant losses, personal injury or death and resultant losses, asset write downs, monetary losses, claims for compensation of loss of life and/or damages by third parties in connection with accidents (for loss of life and/or damages and related pain and suffering) that occur on company property and punitive awards in connection with those claims and other liabilities.

It is not always possible to fully insure against such risks, and Tahoe may decide not to take out insurance against such risks as a result of high premiums or for other reasons. Should such liabilities arise they could reduce or eliminate any future profitability and result in an increase in costs and a decline in value of Tahoe’s securities. Even if Tahoe is able to obtain insurance against these risks, the liabilities that Tahoe incur may exceed the policy limits of insurance coverage or may not be covered by insurance, in which event Tahoe could incur significant costs that could adversely impact Tahoe’s business, operations, potential profitability or value. Tahoe is reliant upon the expertise and performance of both Tahoe’s own personnel and certain third parties, such as consultants and engineers. Even if Tahoe is able to attract and retain qualified personnel, as well as qualified consultants, to manage Tahoe’s interests, people are fallible and human error could result in significant uninsured losses to Tahoe. These losses could include loss or forfeiture of mineral interests or other assets for non-payment of fees or taxes, significant tax liabilities in connection with any tax planning effort Tahoe might undertake and legal claims for errors or mistakes by Tahoe’s personnel or third party experts. In regards to political risks, Tahoe does not maintain and does not intend to purchase political risk insurance for Tahoe’s operations in Guatemala or Peru.

Illegal and Artisanal Miners

Mining by illegal and artisanal miners (small-scale or subsistence miners) occurs in the area of the Shahuindo mine. Activity by artisanal and illegal miners could interfere with Tahoe’s operations and could lead to conflicts between the artisanal or illegal miners and Tahoe’s employees, local communities, local governments or law enforcement officials. These activities could also cause damage to the Shahuindo mine, including pollution, environmental damage, fires, or personal injury or death, for which Tahoe could potentially be held responsible. The presence of artisanal and illegal miners could lead to project delays and disputes regarding the development or operation of gold deposits. Artisanal and illegal mining could also result in mine stoppages, environmental issues and could have a material adverse effect on Tahoe’s results of operations or financial condition.

Mine Concentrate Transportation and Marketing Risk

Gold doré and mineral concentrates containing combinations of silver, gold, lead and zinc are produced at Tahoe’s mines and loaded onto highway road vehicles for transport to sea ports for export to foreign smelters in markets such as Asia, Europe and North America. This type of process involves certain environmental and financial risks. Tahoe could be subject to potential significant increases in road and maritime transportation charges and treatment and refining charges. Transportation of such doré and mineral concentrates is also subject to numerous risks including, but not limited to, delays in delivery of shipments, road blocks, terrorism, criminal activities, civil unrest, weather conditions and environmental liabilities in the event of an accident or spill. Tahoe could be subject to limited smelter availability and capacity and could also face the risk of a potential interruption of business from a third party beyond Tahoe’s control, which in both cases could have a material adverse effect on Tahoe’s operations and revenues. There is no assurance that smelting, refining or transportation contracts for Tahoe’s Mine’s products will be entered into and/or renewed on acceptable terms. If Tahoe is unable to effectively sell Tahoe’s doré or smelt mine concentrates on acceptable terms, Tahoe’s financial position, cash flow and results of operations could be adversely affected.

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Mineral Resource and Mineral Reserves are Only Estimates

Any figures presented by Tahoe for mineral resources and mineral reserves are only estimates. There is a degree of uncertainty attributable to the estimation of mineral resources and mineral reserves. Until mineral resources or mineral reserves are actually mined and processed, the quantity of metal and grades must be considered estimates only and no assurances can be given that the predicted levels of metals will be produced. The estimating of mineral resources and mineral reserves includes a subjective process that relies on the judgment of the persons preparing the estimates. The process relies on the quantity and quality of available data and is based on knowledge, mining experience, analysis of drilling results and industry practices. Valid estimates made at a given time may significantly change when new information becomes available. By their nature, mineral resource and mineral reserve estimates are imprecise and depend, to a certain extent, upon analysis of drilling results and statistical inferences that may ultimately prove to be inaccurate. In addition, such estimates are based on certain assumptions regarding commodity prices, costs and other factors that may prove to be inaccurate. For example, a material and sustained decline in the prices of silver or gold could require Tahoe to reassess Tahoe’s mineral reserve estimates, which could impact the feasibility or value of Tahoe’s mineral properties.

Mineral resources that are not mineral reserves do not have demonstrated economic viability. Estimated mineral resources or mineral reserves may have to be re-estimated based on changes in metal prices, further exploration or development activity or actual production experience. This could materially and adversely affect estimates of the volume or grade of mineralization, estimated recovery rates or other important factors that influence resource or reserve estimates. The extent to which mineral resources may be reclassified as proven mineral reserves or probable mineral reserves depends upon the demonstration of their profitable recovery, among other criteria. Proven mineral reserves and probable mineral reserves may not be profitable in the future due to market price fluctuations, increased production costs, reduced recovery rates, or other factors. A reduction in mineral resources or mineral reserves could have an adverse impact on Tahoe’s future cash flows, earnings, results of operations and financial condition.

Infrastructure

Mining activities depend, to one degree or another, on adequate infrastructure. Reliable roads, bridges, power sources and water supply are important elements of infrastructure, which affect capital and operating costs. If adequate infrastructure becomes unavailable in the future there can be no assurance that operations will achieve the anticipated production volume, or that the anticipated ongoing operating costs to operate Tahoe’s mines or to construct Tahoe’s projects will not be higher than anticipated. Furthermore, unusual or infrequent weather phenomena, sabotage, government neglect or other interference in the maintenance or provision of necessary infrastructure could adversely affect Tahoe’s operations and profitability.

Energy

Tahoe consumes energy in mining activities, primarily in the form of diesel fuel and electricity. As Tahoe’s properties are in remote locations and energy is generally a limited resource, Tahoe faces the risk that there may not be sufficient energy available to carry out mining activities efficiently or that certain sources of energy, including sufficient supplies of diesel fuel that are essential to the operation of Tahoe’s mines, such as the Escobal Mine, may not be available which could have a material adverse effect on operations and profitability.

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Water Supplies

Tahoe’s mining operations require significant quantities of water for mining, ore processing and related support facilities. In particular, Tahoe’s properties in Peru and Guatemala are in areas where water is scarce and competition among users for continuing access to water is significant. Continuous production and mine development is dependent on Tahoe’s ability to acquire and maintain water rights and claims and to defeat claims adverse to current water uses in legal proceedings. Although each of Tahoe’s operating mines currently has sufficient water rights and claims to cover Tahoe’s operational demands, Tahoe cannot predict the potential outcome of pending or future legal proceedings relating to water rights, claims and uses. Water shortages may also result from weather or environmental and climate impacts out of Tahoe’s control. Shortages in water supply could result in production and processing interruptions. In addition, the scarcity of water in certain regions could result in increased costs to obtain sufficient quantities of water to conduct Tahoe’s operations. The loss of some or all water rights, in whole or in part, or ongoing shortages of water to which Tahoe have rights or significantly higher costs to obtain sufficient quantities of water (or the failure to procure sufficient quantities of water) could result in Tahoe’s inability to maintain production at current or expected levels, require Tahoe to curtail or shut down mining production and could prevent Tahoe from pursuing expansion or development opportunities, which could adversely affect Tahoe’s results of operations and financial condition. Laws and regulations may be introduced in some jurisdictions in which Tahoe operates which could also limit access to sufficient water resources, thus adversely affecting Tahoe’s operations.

Employee Recruitment and Retention

Recruiting and retaining qualified personnel is critical to Tahoe’s success. Tahoe is dependent on the services of key executives and other highly skilled personnel focused on managing Tahoe’s interests. The number of persons skilled in the acquisition, development, and operation of mining properties is limited and competition for such persons is intense. As Tahoe’s business activity grows, Tahoe will require additional key financial, administrative, geologic and mining personnel as well as additional operations staff. There is no assurance that Tahoe will be successful in attracting, training and retaining qualified personnel as competition for persons with these skill sets increases. If Tahoe is not successful in attracting, training and retaining qualified personnel, the efficiency of Tahoe’s operations could be impaired, which could have an adverse impact on Tahoe’s future cash flows, earnings, results of operations and financial condition.

Adverse General Economic Conditions

Market events and conditions, including the disruptions in the international credit markets and other financial systems, in China, Japan and Europe, along with political instability in the Middle East and Russia and falling currency prices expressed in United States dollars have resulted in commodity prices remaining volatile. These conditions have also caused a loss of confidence in many of the global credit markets in which Tahoe operates, resulting in the collapse of, and government intervention in, major banks, financial institutions and insurers and creating a climate of greater volatility, tighter regulations, less liquidity, widening credit spreads, less price transparency, increased credit losses and tighter credit conditions. Notwithstanding various actions by governments, concerns about the general condition of the capital markets, financial instruments, banks and investment banks, insurers and other financial institutions caused the broader credit markets to be volatile. These events are illustrative of the effect that events beyond Tahoe’s control may have on commodity prices, demand for metals, including gold, silver, copper, lead and zinc, availability of credit, investor confidence, and general financial market liquidity, all of which may adversely affect Tahoe’s business.

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Competition for New Properties

An element of Tahoe’s business strategy is to make selected acquisitions. Tahoe expects to continue to evaluate acquisition opportunities on a regular basis and intends to pursue those opportunities that Tahoe believes are in Tahoe’s long-term best interests. There is a limited supply of desirable mineral lands available in areas where Tahoe would consider conducting exploration or development activities. Because Tahoe faces strong competition for new properties from other mining companies, some of which have greater financial resources than Tahoe do, Tahoe may be unable to acquire attractive new mining properties on terms that Tahoe considers acceptable. In addition, competition in the mining business for limited sources of capital could adversely impact Tahoe’s ability to acquire and develop suitable mining properties, development projects, producing companies or properties having significant exploration potential. As a result, there is no assurance that Tahoe will be able to acquire additional mining properties.

The success of any acquisition that Tahoe makes will depend upon Tahoe’s ability to effectively manage the operations of entities Tahoe acquires and to realize other anticipated benefits. Ultimately, any acquisitions would be accompanied by risks, which could include:

●	a significant change in commodity prices after Tahoe have committed to complete the transaction and established the purchase price or exchange ratio;

●	a material ore body could prove to be below expectations;

●	difficulty in integrating and assimilating the operations and workforce of any acquired companies;

●	realizing anticipated synergies and maximizing the financial and strategic position of the combined enterprise;

●	maintaining uniform standards, policies and controls across the organization;

●	disruption of Tahoe’s ongoing business and Tahoe’s relationships with employees, suppliers, contractors and other stakeholders as Tahoe integrate the acquired business or assets;

●	the acquired business or assets may have unknown liabilities which may be significant;

●	delays as a result of regulatory approvals; and

●	exposure to litigation (including actions commenced by shareholders) in connection with the transaction.

The process of managing acquired businesses may involve unforeseen difficulties and may require a disproportionate amount of management resources. There can be no assurance that Tahoe will be able to successfully manage the operations of businesses Tahoe acquires or that Tahoe achieves the anticipated benefits of Tahoe’s acquisitions. Any material issues that Tahoe encounters in connection with an acquisition could have a material adverse effect on Tahoe’s business, results of operations and financial position.

May Not Realize Benefits of Growth Projects

As part of Tahoe’s strategy, Tahoe will continue Tahoe’s efforts regarding the development and operation of Tahoe’s respective projects. A number of risks and uncertainties are associated with the development and operation of these types of projects, including political, regulatory, design, construction, labor, operating, technical and technological risks and uncertainties relating to capital and other costs and financing risks. The level of production and capital and operating cost estimates relating to the expanded portfolio of projects are based on certain assumptions and are inherently subject to significant uncertainties.

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Suppliers

Certain raw materials and supplies used in connection with Tahoe’s operations are obtained from a sole or limited group of suppliers (including, for example, truck tires and sodium cyanide). An increase in global demand for such resources and a corresponding decrease in the supplier’s inventory would likely cause unanticipated cost increases, an inability to obtain adequate supplies and delays in delivery times, thereby adversely impacting operating costs, capital expenditures and production schedules. If a supplier is unable to adequately meet Tahoe’s requirements over a significant period of time and Tahoe is unable to source an alternate third party supplier on reasonable commercial terms, this could have a material adverse effect on Tahoe’s business, results of operations and financial condition.

Changes in Climate Conditions

Governments are moving to introduce climate change legislation and treaties at the international, national, state/provincial and local levels. Regulation relating to emission levels (such as carbon taxes) and energy efficiency is becoming more stringent. If the current regulatory trend continues, Tahoe expect that this will result in increased costs at some of Tahoe’s operations. In addition, the physical risks of climate change may also have an adverse effect on Tahoe’s operations. These risks include the following: (i) sea level rise: changes in sea levels could affect ocean transportation and shipping facilities that are used to transport supplies, equipment and workforce to Tahoe’s operations and products from those operations to world markets; (ii) extreme weather events: extreme weather events (such as increased frequency or intensity of hurricanes, increased snow pack, prolonged drought) have the potential to disrupt operations at Tahoe’s mines. Extended disruptions to supply lines could result in interruption to production; and (iii) resource shortages: Tahoe’s facilities depend on regular supplies of consumables (diesel, tires, sodium cyanide, etc.) and reagents to operate efficiently. In the event that the effects of climate change or extreme weather events cause prolonged disruption to the delivery of essential commodities, Tahoe’s production efficiency is likely to be reduced.

Tahoe can provide no assurance that efforts to mitigate the risks of climate changes will be effective and that the physical risks of climate change will not have an adverse effect on Tahoe’s operations and profitability.

Claims and Legal Proceedings

Tahoe may be subject to claims or legal proceedings covering a wide range of matters that arise in the ordinary course of business activities, including claims relating to ex-employees, claims that purport to be class actions and claims relating to Tahoe’s licenses and permits. Tahoe and certain of Tahoe’s officers and directors have been named in several purported class action claims alleging violations of Section 10(b) and Section 20(a) of the U.S. Exchange Act and Rule 10b-5 promulgated thereunder. The lawsuits were filed following the issuance of a provisional decision by the Guatemalan Supreme Court suspending the Escobal mining license issued to Tahoe’s subsidiary, MSR, based upon the allegation that the MEM violated the Xinka Indigenous people’s right of consultation. These matters may give rise to legal uncertainties or have unfavourable results and divert management’s attention and resources. In addition, Tahoe may be involved in disputes with other parties in the future that may result in litigation or unfavourable resolution which could materially adversely impact Tahoe’s financial position, cash flow and results of operations.

Conflicts of Interest

Certain of Tahoe’s directors and officers also serve as directors and/or officers of other companies involved in natural resource exploration and development. Consequently, there is a possibility that a conflict could arise for such directors and officers. Any Tahoe-related decision made by any of these directors and officers should be made in accordance with their duties and obligations to deal fairly and in good faith and to act in the best interests of Tahoe and Tahoe Shareholders. In addition, each of the directors is required to declare and refrain from voting on any matter in which such director may have a conflict of interest in accordance with the procedures set forth in Tahoe’s Code of Business Conduct, the BCBCA and other applicable laws.

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Operating Through Foreign Subsidiaries

Tahoe conducts operations through foreign (including Guatemalan and Peruvian) subsidiaries, and a majority of Tahoe’s assets are held in such entities. Accordingly, any limitation on the transfer of cash or other assets between the parent corporation and such entities, or among such entities, could restrict Tahoe’s ability to fund Tahoe’s operations efficiently. Any such limitations, or the perception that such limitations may exist now or in the future, could have an adverse impact on Tahoe’s valuation and stock price.

Cyber Threats and Attacks

Attacks on Tahoe’s information technology (“IT”) systems (or on systems of key third parties on which Tahoe rely), failure or non-availability of a key IT system or industrial control system, whether intentional or not, could result in disruptions to Tahoe’s operations, personal injury, property damage or financial or reputational risks. As the cyber threat landscape is ever changing, Tahoe’s primary focus includes: evaluating risk-prioritized controls, policies and procedures to protect against known and emerging threats, tools to provide automated monitoring and alerting and disaster and backup recovery systems to restore systems and return to normal operations. There can be no assurance that Tahoe’s systems will be effective in protecting against these types of threats and new threats that are constantly evolving.

As cyber threats continue to emerge, Tahoe may also be required to expend additional resources to continue to modify, enhance or refine protective measures and/or investigate and remediate any security vulnerabilities and processes.

Failure to Comply with Anti-Bribery and Anti-Corruption Laws

Tahoe’s activities are subject to a number of laws that prohibit various forms of corruption, including local laws that prohibit both commercial and official bribery and anti-bribery laws that have a global reach. The increasing number and severity of enforcement actions in recent years present particular risks with respect to Tahoe’s business activities, to the degree that any employee or other person acting on Tahoe’s behalf might offer, authorize, or make an improper payment to a foreign government official, party official, candidate for political office, or political party, an employee of a foreign state-owned or state-controlled enterprise or an employee of a public international organization. A failure to comply with anti-bribery and anti-corruption laws could have an adverse impact on Tahoe’s reputation, future profitability and financial condition.

Failure to Maintain Effectiveness of Internal Control Over Financial Reporting

Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS. Disclosure controls and procedures are designed to ensure that the information required to be disclosed by Tahoe in reports filed with securities regulatory agencies is recorded, processed, summarized and reported on a timely basis and is accumulated and communicated to Tahoe’s management, as appropriate, to allow timely decisions regarding required decisions. A control system, no matter how well designed and operated, can provide only reasonable, not absolute, assurance with respect to the reliability of financial reporting and financial statement preparation. Tahoe’s failure to satisfy the requirements of applicable securities laws on an ongoing, timely basis, including as a result of any difficulties Tahoe encounters in integrating various acquisitions disclosure controls and procedures and internal controls over financial reporting with Tahoe’s existing procedures and controls could result in the loss of investor confidence in the reliability of Tahoe’s financial statements, which in turn could harm Tahoe’s business and negatively impact the trading price of the Tahoe Shares.

In addition, any failure to implement required new or improved controls, or difficulties encountered in their implementation, could harm Tahoe’s operating results or cause Tahoe to fail to meet Tahoe’s reporting obligations. Any of these factors could have a material adverse effect on Tahoe’s results of operations, cash flows and financial position.

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Reputation Risk

As a result of the increased usage and the speed and global reach of social media and other web-based tools used to generate, publish and discuss user-generated content and to connect with other users, companies today are at much greater risk of losing control over how they are perceived in the marketplace. Damage to Tahoe’s reputation can be the result of the actual or perceived occurrence of any number of events, and could include any negative publicity (for example, with respect to Tahoe’s handling of environmental matters or Tahoe’s dealings with community groups), whether true or not. Tahoe places a great emphasis on protecting Tahoe’s image and reputation, but Tahoe do not ultimately have direct control over how Tahoe is perceived by others. Reputation loss may lead to increased challenges in developing and maintaining community relations, decreased investor confidence and an impediment to Tahoe’s overall ability to advance Tahoe’s projects, thereby having a material adverse impact on Tahoe’s financial performance, cash flows and growth prospects.

Tahoe’s business relationships may be subject to disruption due to uncertainty associated with the Arrangement

Third parties with which Tahoe currently does business or may do business with in the future, including industry partners, customers and suppliers, may experience uncertainty associated with the Arrangement, including with respect to current or future relationships with Tahoe, Pan American, Subco or the Merged Company. Such uncertainty could have a material and adverse effect on the business, financial condition and results of operations or prospects of Tahoe.

While the Arrangement is Pending, Tahoe is restricted from taking certain actions

The Arrangement Agreement restricts Tahoe from taking certain specified actions until the Arrangement is completed without the consent of Pan American. These restrictions may prevent Tahoe from pursuing attractive business opportunities that may arise prior to the completion of the Arrangement.

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Pan American Post-Arrangement

Overview

Pursuant to the Plan of Arrangement, each outstanding Tahoe Share will be transferred by the holder thereof to Pan American in exchange for the Consideration. Pan American will then transfer each Tahoe Share to Subco. Tahoe and Subco will then be merged to form one corporate entity, the Merged Company, with the same effect as if they had amalgamated under Section 269 of the BCBCA, except that the separate legal existence of Subco shall not cease and Subco shall survive the Merger, and Pan American shall receive on the Merger one common share of the Merged Company in exchange for each Subco common share previously held and all of the issued and outstanding Tahoe Shares will be cancelled without any repayment of capital in respect thereof. The Merged Company will be a wholly-owned subsidiary of Pan American. A chart showing the corporate structure of Pan American following the completion of the Arrangement is set out in Schedule G hereto.

Except as otherwise described in this section, the business of Pan American and information relating to Pan American following the Arrangement shall be that of Pan American generally disclosed elsewhere in this Circular.

Pan American’s head office will be situated at 1500 – 625 Howe Street, Vancouver, British Columbia, Canada, V6C 2T6.

Description of Mineral Properties

On completion of the Arrangement, Pan American will hold the following mineral projects currently owned by Pan American and Tahoe that each company had determined, respectively, were material to it prior to the Arrangement:

●	La Colorada mine;
●	Dolores mine;
●	Huaron mine;
●	Morococha mine;
●	San Vicente mine;
●	Manantial Espejo mine;
●	Joaquin property;
●	Navidad property;
●	Escobal mine;
●	Shahuindo mine;
●	La Arena mine;
●	Bell Creek mine; and
●	Timmins West mine.

Further information regarding the La Colorada mine, Dolores mine, Huaron mine, Morococha mine, San Vicente mine, Manantial Espejo mine, Joaquin property and Navidad project can be found in the Pan American Annual Information Form, which is incorporated by reference herein. Further information regarding the Escobal mine, Shahuindo mine, La Arena mine, Bell Creek mine and Timmins West mine can be found in the Tahoe Annual Information Form, which is incorporated by reference herein.

Directors and Officers

Pursuant to the Arrangement, Tahoe shall notify Pan American prior to the Effective Time of two directors identified by the Tahoe Board to be appointed to the Pan American Board immediately after the Effective Time, provided that both individuals are members of the Tahoe Board as of the date of the Arrangement Agreement and are eligible to be directors of Pan American pursuant to applicable laws. The senior executive officers of Pan American will remain the senior executives following completion of the arrangement. The operations personnel of Pan American are expected to consist of personnel from each of the two companies and will be assessed further following the completion of the Arrangement and a review of the acquired assets.

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Information about our current directors and officers is as set forth in the Pan American Annual Information Form which is incorporated by reference into this Circular. Subsequent to the Pan American Annual Information Form, Mr. Noel Dunn did not stand for re-election to the Pan American Board at the annual general and special meeting of shareholders on May 9, 2018 in order to dedicate his leadership to the role of Executive Chair and Director of Ero Copper.

Description of Share Capital

Pursuant to the terms of the Arrangement, up to 72,533,152 Pan American Shares will be issuable to the securityholders of Tahoe, which in aggregate with Pan American’s issued and outstanding common shares, exceeds the 200,000,000 maximum authorized capital structure under Pan American’s Notice of Articles.

At the Special Meeting, Pan American Shareholders will vote on the Authorized Capital Resolution to increase Pan American’s authorized share capital from 200,000,000 to 400,000,000 Pan American Shares without par value. The Authorized Capital Resolution must be approved by at least 66 2⁄3% of the votes cast by Pan American Shareholders, either present in person or by proxy at the Special Meeting.

As at the Record Date, there were: (i) 153,318,737 Pan American Shares validly issued and outstanding as fully-paid and non-assessable shares; and (ii) 789,628 outstanding Pan American Options providing for the issuance of 789,628 Pan American Shares upon the exercise thereof. Our shares are listed on the TSX under the symbol “PAAS” and Nasdaq under the symbol “PAAS”.

The holders of our shares are entitled to one vote per share at all meetings of our shareholders, to receive dividends as and when declared by the directors of Pan American and to receive a pro rata share of our assets available for distribution to the shareholders in the event of the liquidation, dissolution or winding-up the Company. There are no pre-emptive, conversion or redemption rights attached to our shares.

Dividends

Pan American’s quarterly dividend was increased to $0.025 per common share in 2017, double the quarterly dividend of $0.0125 per Pan American Share paid in 2016. During 2018, a quarterly dividend of $0.035 per common share was declared, representing an additional 40% increase from the quarterly dividend paid in 2017. Each of these dividends was designated to be an eligible dividend for the purposes of the Tax Act. Specific dates and amounts of future dividends will be determined by our Board on an ongoing basis. Our Board will consider, among other things, present economic conditions and the then current activities of Pan American when determining the amount and timing of future dividends.

Unaudited Pro Forma Consolidated Financial Statements

For selected unaudited pro forma consolidated financial statements of Pan American giving effect to the Arrangement see “Unaudited Pro Forma Consolidated Financial Statements” attached as Schedule C to this Circular.

Post-Arrangement Shareholdings and Principal Shareholders

The maximum number of Pan American Shares that are issuable in connection with the Arrangement is 72,533,152 (approximately 47.3% of the number of Pan American Shares issued and outstanding as of the date of this Circular; 47.0% of such number on a fully-diluted basis), which number includes, for greater certainty, the Option Shares that could be issued in the event that all of the outstanding Replacement Options are exercised after the Effective Date and Pan American Shares issuable upon conversion of CVRs.

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Following completion of the Arrangement, assuming the maximum number of 56,074,675 Pan American Shares are issued to Tahoe Shareholders as consideration under the Arrangement, existing Pan American Shareholders and Tahoe Shareholders will own approximately 73% and 27% of the combined company, respectively. Upon satisfaction of the Payment Condition under the terms of the CVR, Pan American Shareholders and Tahoe Shareholders will own approximately 68% and 32%, respectively, of the combined company (based upon the number of Pan American Shares outstanding following completion of the Arrangement).

To the knowledge of our directors and executive officers, following completion of the Arrangement, no person or company will beneficially own, directly or indirectly, or exercise control or direction over, voting securities of Pan American carrying 10% or more of the voting rights attached to any class of voting securities except as follows:

Shareholder	Number of Shares	Percentage of Outstanding Shares %
Van Eck	29,168,799[12]	13.9%[3]
[1]

Assumes Van Eck holds 40,903,795 Tahoe Shares and 19,339,618 Pan American Shares as of the date hereof and elects to receive and does receive the Share Consideration in exchange for all Tahoe Shares held. Van Eck will receive additional Pan American Shares if the Payment Condition is met with respect to the CVRs.

[2]	Assumes 209,393,412 Pan American Shares are issued and outstanding following the completion of the Arrangement.

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Information Concerning Pan American

Overview

Pan American is engaged in the production and sale of silver, gold and base metals including copper, lead and zinc as well as other related activities, including exploration, extraction, processing, and reclamation. We own and operate silver mines located in Peru, Mexico, Argentina, and Bolivia. In addition, we are exploring new silver deposits and opportunities throughout North and South America. Pan American is listed on the TSX (Symbol: PAAS) and on the Nasdaq (Symbol: PAAS).

Pan American’s vision is to be the world’s pre-eminent silver producer, with a reputation for excellence in discovery, engineering, innovation and sustainable development. To achieve this vision, we base our business on the following strategy:

●	Generate sustainable profits and superior returns on investments through the safe, efficient and environmentally sound development and operation of silver assets.

●	Constantly replace and grow our mineable silver reserves and resources through targeted near-mine exploration and global business development.

●

Foster positive long-term relationships with our employees, our shareholders, our communities and our local governments through open and honest communication and ethical and sustainable business practices.

●	Continually search for opportunities to upgrade and improve the quality of our silver assets both internally and through acquisition.

●	Encourage our employees to be innovative, responsive and entrepreneurial throughout our entire organization.

To execute this strategy, Pan American has assembled a sector-leading team of mining professionals with a depth of knowledge and experience in all aspects of our business, which enables us to confidently advance early stage projects through construction and into operation.

Pan American is determined to conduct its business in a responsible and sustainable manner. Caring for the environment in which we operate, contributing to the long-term development of our host communities and ensuring that our employees can work in a safe and secure manner are core values at Pan American. We are committed to maintaining positive relations with our employees, the local communities and the government agencies, all of whom we view as partners in our enterprise.

We are a company incorporated under the laws of the Province of British Columbia. Our head office is located at 1500 – 625 Howe Street, Vancouver, British Columbia, Canada, V6C 2T6 and our registered and records office at 1200 Waterfront Centre, 200 Burrard Street, Vancouver, British Columbia, V7X 2T2. Our telephone number is 604-684-1175 and our website is www.panamericansilver.com. The information contained in our website is not incorporated by reference in this Circular.

For further information regarding Pan American, refer to our filings with the Canadian securities regulatory authorities which may be obtained through SEDAR (www.sedar.com) or our filings with the SEC which are available on EDGAR (www.sec.gov).

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Recent Developments

Pan American’s recent developments during 2018 (up to September 30) include:

●

Produced 18.6 million ounces of silver and 141.7 thousand ounces of gold for the nine months ended September 30, 2018. During the third quarter of 2018, silver production was 6.3 million ounces and gold production was 42.1 thousand ounces. Pan American is on track to achieve the annual 2018 production guidance.

●

Invested $8.3 million towards completing the Dolores expansion projects, the majority of which was spent on the completion of site infrastructure, the addition of a surge tank in the pulp agglomeration plant circuit, the construction of an underground mine maintenance shop and the acquisition of additional underground mobile equipment units.

●

Invested $4.7 million on the La Colorada projects, primarily relating to the construction of a tailings storage facility raise and commissioning of a neutralization plant. Pan American also announced a major discovery at the La Colorada mine, indicating the potential to substantially expand mineral resources, mine life and production capacity.

●

Invested $16.4 million on the Joaquin and Cap-Oeste-Sur Este (“COSE”) projects, primarily on the surface facilities and the decline access to each underground mine. Investment was also allocated to the initial fleet of development mining equipment for the Joaquin project as well as construction on the first underground electrical substation and the fresh air raise bore for the COSE project. Each of the Joaquin and COSE projects remain on budget.

Share Capital of Pan American

For a description of our share capital, see the section of this Circular entitled, “Pan American Post- Arrangement – Description of Share Capital”.

Price Range and Trading Volumes of Pan American Shares

The principal markets on which our shares trade are the TSX and Nasdaq. The following tables set forth, for the periods indicated, the reported high and low quotations and the aggregate volume of trading of our shares on the TSX and Nasdaq.

	TSX			Nasdaq(1)

Period	Price Range			Price Range
	High	Low	Volume	High	Low	Volume
	(CAD$)	(CAD$)	(#)	($)	($)	(#)
2017
November	$21.01	$18.56	5,068,116	$16.37	$14.61	41,586,577
December	$20.23	$18.28	3,437,141	$15.78	$14.21	26,576,197
2018
January	$21.41	$19.33	5,481,530	$17.35	$15.43	35,591,638
February	$20.76	$19.10	5,540,500	$16.59	$15.03	35,077,143

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	TSX			Nasdaq(1)

Period	Price Range			Price Range
	High	Low	Volume	High	Low	Volume
	(CAD$)	(CAD$)	(#)	($)	($)	(#)
March	$20.82	$19.68	4,304,650	$16.19	$15.08	27,025,657
April	$22.16	$20.27	3,971,800	$17.50	$15.86	23,330,814
May	$23.93	$20.79	6,527,283	$18.56	$16.17	29,698,914
June	$23.86	$22.78	3,510,709	$18.14	$17.49	19,210,597
July	$24.01	$21.22	4,156,769	$18.31	$16.28	23,598,441
August	$22.65	$19.86	4,180,505	$17.36	$15.18	28,499,210
September	$20.39	$18.71	5,228,946	$15.59	$14.36	28,959,081
October	$20.29	$18.82	6,267,606	$15.51	$14.55	36,571,499
November	$20.28	$16.68	8,916,963	$15.44	$12.54	48,758,306

[1]	Nasdaq trading information includes the aggregate reported trading in the U.S., including trading on alternative trading systems due to the significance of the volume traded thereon.

The closing price of our shares on the TSX and Nasdaq on November 13, 2018, the last trading day prior to the announcement of our intention to acquire Tahoe, was CAD$18.71 and $14.13, respectively.

The closing price of our shares on the TSX on December 4, 2018 was CAD$17.57. The closing price of our shares on Nasdaq on December 4, 2018 was $13.24.

Prior Sales

For the 12-month period prior to the date of this Circular, we have issued the Pan American Shares and Pan American Options listed in the table below:

Date	Security	Price per Security (CAD$)	Number of Securities

December 8, 2017	Pan American Shares	$18.64	123,113
December 8, 2017	Pan American Options	$18.64	91,945
January 10, 2018	Pan American Shares	$19.51	5,558
January 24, 2018	Pan American Shares	$20.68	3,258
March 21, 2018	Pan American Shares	$19.61	3,558
March 22, 2018	Pan American Shares	$19.64	2,000
April 4, 2018	Pan American Shares	$20.34	3,024
April 17, 2018	Pan American Shares	$20.45	3,220
May 16, 2018	Pan American Shares	$21.71	23,180
May 18, 2018	Pan American Shares	$22.02	3,189
May 18, 2018	Pan American Shares	$22.02	5,960
May 22, 2018	Pan American Shares	$22.38	10,338
May 25, 2018	Pan American Shares	$22.70	3,189
June 7, 2018	Pan American Shares	$22.40	5,960
June 21, 2018	Pan American Shares	$22.69	10,000
July 3, 2018	Pan American Shares	$23.17	23,979
August 17, 2018	Pan American Shares	$20.09	29,687
October 11, 2018	Pan American Shares	$18.59	1,100

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Consolidated Capitalization

The following table sets forth our consolidated capitalization as at September 30, 2018, adjusted to give effect to the material changes in the Pan American Shares since September 30, 2018, the date of our most recent interim consolidated financial statements, and further adjusted to give effect to the Arrangement. The table should be read in conjunction with our interim consolidated financial statements for the third quarter ending September 30, 2018, including the notes thereto, and the MD&A in respect thereof and the other financial information contained in or incorporated by reference in this Circular.

	As at September 30, 2018	As at September 30, 2018 after giving effect to the completion of the Arrangement
	(in thousands of dollars, except share amounts)
Cash, cash equivalents and short term investments	$252,657	$126,071

Long term debt	$-	$200,000

Outstanding share capital	$2,319,809	$3,127,404

Pan American Shares	153,317,637	209,308,051

Risk Factors

An investment in the Pan American Shares and our other securities is subject to certain risks. Investors should carefully consider the risk factors described under the heading “Risks Related to Our Business” in the Pan American Annual Information Form dated March 22, 2018 for the year ended December 31, 2017 and under the heading “Risks and uncertainties” in the MD&A of Pan American for the three and nine months ended September 30, 2018 and 2017, both of which are incorporated by reference in this Circular, as well as the risk factors set forth elsewhere in this Circular.

Auditors, Transfer Agents and Registrars

Our auditors are Deloitte LLP, Independent Registered Public Accounting Firm, Vancouver, British Columbia.

The transfer agent and registrar for our shares is Computershare Investor Services Inc. at its principal office in Vancouver, British Columbia. The rights agent for the CVRs is Computershare Trust Company of Canada at its principal office in Vancouver, British Columbia.

Documents Incorporated by Reference and Further Information

Information regarding Pan American has been incorporated by reference in this Circular from documents we filed with the securities commissions or similar authorities in Canada and the United States. Copies of the documents incorporated herein by reference regarding us may be obtained on request without charge from our Corporate Secretary, at 1500-625 Howe Street, Vancouver, British Columbia, Canada, V6C 2T6, telephone: 604-684-1175 or may be obtained through the SEDAR website (www.sedar.com) or on EDGAR (www.sec.gov).

The following documents, filed with the various securities commissions or similar authorities in certain of the provinces and territories of Canada, are specifically incorporated by reference into, and form an integral part, of this Circular:

(i)	the Pan American Annual Information Form;

(ii)

the audited consolidated financial statements of Pan American for the years ended December 31, 2017 and 2016 and the notes thereto, together with the independent registered public accounting firm’s report thereon;

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(iii)	the MD&A of Pan American for the year ended December 31, 2017;

(iv)	the unaudited condensed interim consolidated financial statements of Pan American for the three and nine months ended September 30, 2018 and 2017, together with the notes thereto;

(v)	the MD&A of Pan American for the three and nine months ended September 30, 2018;

(vi)	the management information circular of Pan American dated April 4, 2018 prepared in connection with the annual and special meeting of shareholders of Pan American held on May 9, 2018; and

(vii)	the material change report of Pan American dated November 26, 2018 in respect of the proposed Arrangement.

Any documents of the type described in Section 11.1 of Form 44-101F1 — Short Form Prospectus filed by us with any securities commission or similar regulatory authority in Canada subsequent to the date of this Circular and prior to the Effective Date will be deemed to be incorporated by reference in this Circular. Other than the announcement of the Arrangement, we are not aware of any information that indicates any material change in our affairs since the date of our last published interim financial statements.

Any statement contained in a document incorporated or deemed to be incorporated by reference herein will be deemed to be modified or superseded for the purposes of this Circular to the extent that a statement contained herein or in any other subsequently filed document which also is, or is deemed to be, incorporated by reference herein modifies or supersedes such statement. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document that it modifies or supersedes. The making of a modifying or superseding statement will not be deemed an admission for any purposes that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made. Any statement so modified or superseded will not be deemed, except as so modified or superseded, to constitute a part of this Circular.

Information contained in or otherwise accessed through our website (www.panamericansilver.com), or any other website, does not form part of this Circular. All such references to our website are inactive textual references only.

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Information Concerning Tahoe

This following contains certain information on Tahoe prior to the completion of the Arrangement. Information with respect to Tahoe has been provided by Tahoe. Such information is the sole responsibility of Tahoe and Pan American does not assume any responsibility for the accuracy or completeness of such information.

Overview

Tahoe is a Canadian based resource company with a diverse portfolio of mines and projects in Guatemala, Peru and Canada. Tahoe’s registered and head office is located at 5310 Kietzke Lane, Suite 200, Reno, Nevada, United States, 89511.

Tahoe was incorporated under the BCBCA on November 10, 2009. Tahoe’s principal business activities are the exploration, development, operation and acquisition of mineral properties for the mining of precious metals, including gold, silver, lead and zinc, in the Americas. Currently, Tahoe’s business involves profitably operating the La Arena mine and Shahuindo mine, gold mining operations located in northwestern Peru, and the Bell Creek mine and the Timmins West mine, gold mining operations located in northeastern Ontario, Canada. Additional business objectives include the expansion of gold production at the Shahuindo mine and Bell Creek mine, project development and ongoing exploration programs in Peru and Canada. Operations at the Escobal Mine are currently suspended.

Summary of Operations

Tahoe operates the Escobal Mine in southeastern Guatemala, the La Arena and Shahuindo mines in northwestern Peru and the Bell Creek and Timmins West mines in Timmins, Ontario, Canada, all of which are producing properties. The majority of precious metals produced at the Escobal Mine are recovered into lead concentrates, with lesser amounts recovered to zinc concentrates. All precious metals produced from the La Arena, Shahuindo, Bell Creek and Timmins West mines are recovered in doré.

Producing Properties

Escobal Mine

The Escobal Mine is an underground silver-gold-lead-zinc mine with mineral recovery by differential flotation producing precious metal-rich lead concentrates and zinc concentrates. The mine is located in southeast Guatemala, approximately 40 kilometres east-southeast of Guatemala City and two kilometres east of the town of San Rafael Las Flores in the Department of Santa Rosa. Primary access to the Escobal Mine is via 70 km of paved highway from Guatemala City. Operations have been temporarily suspended pending the satisfactory completion of the court ordered ILO 169 consultation to be conducted by MEM. See “Recent Developments - Escobal Mine license suspension”.

During 2018, the Escobal Mine work force was reduced by approximately 85% in response to continued suspension of operations. MSR will seek to rehire a majority of those terminated when operations resume.

The most recent technical report on the Escobal Mine, filed in accordance with NI 43-101 is Escobal Mine Guatemala NI 43-101 Feasibility Study, dated November 5, 2014 and available on SEDAR (www.sedar.com) and EDGAR (www.sec.gov) (the “Escobal Report”).

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La Arena Mine

The La Arena mine property includes the open pit, heap leach La Arena oxide gold mine currently in operation and an adjacent porphyry-hosted copper and gold deposit currently under study (referred to as La Arena II). La Arena is located in northern Peru, 480 kilometres north-northwest of Lima, Peru, in the Huamachuco District, Department of La Libertad. The project area is situated along the eastern slope of the western Cordillera, close to the continental divide at an average altitude of 3,400 metres above sea level. Primary access to La Arena is via a 165 kilometre national paved roadway from the coastal city of Trujillo.

The most recent technical report on the La Arena property, filed in accordance with NI 43-101 is Technical Report on the La Arena Project, Peru, dated February 20, 2018 with an effective date of January 1, 2018 and available on SEDAR (www.sedar.com) and EDGAR (www.sec.gov) (the “La Arena Report”). The technical report provides an update to the current La Arena mine oxide open pit heap leach operation and presents a Preliminary Economic Assessment of the La Arena II copper-gold porphyry project adjacent to the current operation.

See Tahoe’s annual information form for the year ended December 31, 2017 for a summary of the preliminary economic assessment for La Arena II.

Shahuindo Mine

The Shahuindo mine is an open pit heap leach oxide gold operation which is currently in production. The mine is located in northern Peru, 500 kilometers north-northwest of Lima and 30 kilometres north of Tahoe’s La Arena property. The project site can be accessed from Cajamarca via approximately 130 kilometers of asphalt-paved highway, with unimproved roads accessing the site from the highway.

The most recent technical report on the Shahuindo mine, filed in accordance with NI 43-101 is Technical Report on the Shahuindo Mine, Cajabamba, Peru dated January 25, 2016 and available on SEDAR (www.sedar.com) and EDGAR (www.sec.gov) (the “Shahuindo Report”). The technical report summarizes the prefeasibility study of the technical and economic viability of the Shahuindo mine.

Bell Creek Mine

The Bell Creek mine is an underground gold mine and processing facility located in Hoyle Township, Porcupine Mining Division, approximately 20 kilometres by road northeast of Timmins, Ontario. Access to the property is gained via an all-weather asphalt and gravel road north of Ontario Provincial Highway 101. The mine is situated approximately 564 km north-northwest of Toronto, Ontario. The project comprises the Bell Creek deposit, mine infrastructure, the Bell Creek mill, tailing facilities, warehouse, mine dry and other ancillary facilities.

The most recent technical report on the Bell Creek mine, filed in accordance with NI 43-101 is NI 43-101 Technical Report, Updated mineral reserve Estimate for Bell Creek Mine, Hoyle Township, Timmins, Ontario, Canada dated March 27, 2015 and available on SEDAR (www.sedar.com) and EDGAR (www.sec.gov) (the “Bell Creek Report”).

Timmins West Mine

The Timmins West mine is an underground gold mine located approximately 19 kilometres west of the city of Timmins, Ontario. All season road access to the property is provided by provincial Highways 101 and 144. The provincial highways and a short access road provide year-round access to the mine. The Timmins West mine property encompasses a total area of approximately 17.1 square kilometers, or approximately 1,712 hectares. The majority of the property is situated within Bristol Township (1,340 hectares), with approximately 336 hectares located in Thorneloe Township and 36 hectares in Carscallen Township.

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The most recent technical report on the Timmins West mine, filed in accordance with NI 43-101 is National Instrument 43-101 Technical Report, Timmins West Mine, Timmins, Ontario, Canada dated September 20, 2017 and available on SEDAR (www.sedar.com) and EDGAR (www.sec.gov) (the “Timmins West Report”).

Exploration and Development

Tahoe has the following early stage exploration and development projects: (i) La Arena II in Peru, and (ii) Whitney, Gold River, Juby, Fenn-Gib, Marlhill, Vogel/Schumacher in Timmins, Ontario. See Tahoe’s annual report on Form 40-F and Annual Information Form for the year ended December 31, 2017 for further information on Tahoe’s exploration and development properties.

Mineral Reserves and Mineral Resources

On February 15, 2018, Tahoe reported consolidated mineral reserve and mineral resource estimates for its mines and development projects as of January 1, 2018. A complete description of each property’s mineral resources and mineral reserves is included in the individual property descriptions contained in Tahoe’s annual report on Form 40-F and Annual Information Form for the year ended December 31, 2017, which are incorporated by reference into this Circular.

As reported on February 15, 2018, Tahoe’s measured and indicated mineral resources totaled 14 million ounces of gold, 403 million ounces of silver, 5.8 billion pounds of copper, 257 thousand tonnes of lead and 427 thousand tonnes of zinc. Metal contained in mineral resources for each of Tahoe’s operating and exploration/development properties is summarized in the following tables.

MINERAL RESOURCES AS OF JANUARY 1, 20181, 2, 4

				Measured			Indicated		Measured & Indicated				Inferred
Gold	Location	Ownership	Tonnes	Grade	Metal	Tonnes	Grade	Metal	Tonnes	Grade	Metal	Tonnes	Grade	Metal
			(M)	(g/t)	(koz)	(M)	(g/t)	(koz)	(M)	(g/t)	(koz)	(M)	(g/t)	(koz)
Bell Creek[5]	Canada	100%	1.2	4.43	167	4.1	4.27	569	5.3	4.31	736	3.0	4.36	415
Escobal[6]	Guatemala	100%	4.8	0.33	51	36.3	0.29	337	41.1	0.29	388	1.9	0.90	54
La Arena[7]	Perú	100%	0.3	0.38	3	49.6	0.40	640	49.9	0.40	643	0.4	0.32	4
Shahuindo[8]	Perú	100%	89.1	0.47	1,358	67.6	0.42	921	156.7	0.45	2,278	110.8	0.70	2,500
Timmins West[9]	Canada	100%	0.2	4.86	39	7.1	3.87	885	7.4	3.90	923	1.1	3.80	133
La Arena II10	Perú	100%	155.7	0.25	1,265	586.7	0.23	4,372	742.4	0.24	5,637	91.6	0.23	683
Fenn-Gib[11]	Canada	100%	-	-	-	40.8	0.99	1,300	40.8	0.99	1,300	24.5	0.95	750
Whitney[12]	Canada	79%	1.0	7.02	218	2.3	6.77	491	3.2	6.85	709	1.0	5.34	171
Gold River[13]	Canada	100%	-	-	-	0.7	5.29	117	0.7	5.29	117	5.3	6.06	1,028
Juby[14]	Canada	100%	-	-	-	26.6	1.28	1,090	26.6	1.28	1,090	96.2	0.94	2,909
Marhill[15]	Canada	100%	-	-	-	0.4	4.52	57	0.4	4.52	57	-	-	-
Vogel[16]	Canada	100%	-	-	-	2.2	1.75	125	2.2	1.75	125	1.5	3.60	169
Total Gold Mineral Resources			252.2	0.38	3,101	824.4	0.41	10,904	1,076.6	0.40	14,005	337.2	0.81	8,816

				Measured			Indicated		Measured & Indicated				Inferred
Silver	Location	Ownership	Tonnes	Grade	Metal	Tonnes	Grade	Metal	Tonnes	Grade	Metal	Tonnes	Grade	Metal
			(M)	(g/t)	(koz)	(M)	(g/t)	(koz)	(M)	(g/t)	(koz)	(M)	(g/t)	(koz)
Escobal[6]	Guatemala	100%	4.8	374	58,104	36.3	271	316,520	41.1	283	374,624	1.9	180	10,746
Shahuindo[8]	Perú	100%	89.1	6	16,807	67.6	5	11,122	156.7	6	27,929	110.8	13	46,980
Total Silver Mineral Resources			93.9	25	74,911	103.9	98	327,642	197.8	63	402,552	112.7	16	57,726

				Measured			Indicated		Measured & Indicated				Inferred
Copper	Location	Ownership	Tonnes	Grade	Metal	Tonnes	Grade	Metal	Tonnes	Grade	Metal	Tonnes	Grade	Metal
			(M)	(%)	(ktonnes)	(M)	(%)	(ktonnes)	(M)	(%)	(ktonnes)	(M)	(%)	(ktonnes)
La Arena II10	Perú	100%	155.7	0.37	580	586.7	0.35	2,046	742.4	0.35	2,626	91.6	0.17	158
Total Copper Mineral Resources			155.7	0.37	580	586.7	0.35	2,046	742.4	0.35	2,626	91.6	0.17	158

				Measured			Indicated		Measured & Indicated				Inferred
Lead	Location	Ownership	Tonnes	Grade	Metal	Tonnes	Grade	Metal	Tonnes	Grade	Metal	Tonnes	Grade	Metal
			(M)	(%)	(ktonnes)	(M)	(%)	(ktonnes)	(M)	(%)	(ktonnes)	(M)	(%)	(ktonnes)
Escobal[6]	Guatemala	100%	4.8	0.68	33	36.3	0.62	224	41.1	0.62	257	1.9	0.22	4
Total Lead Mineral Resources			4.8	0.68	33	36.3	0.62	224	41.1	0.62	257	1.9	0.22	4

				Measured			Indicated		Measured & Indicated				Inferred
Zinc	Location	Ownership	Tonnes	Grade	Metal	Tonnes	Grade	Metal	Tonnes	Grade	Metal	Tonnes	Grade	Metal
			(M)	(%)	(ktonnes)	(M)	(%)	(ktonnes)	(M)	(%)	(ktonnes)	(M)	(%)	(ktonnes)
Escobal[6]	Gautemala	100%	4.8	1.20	58	36.3	1.02	369	41.1	1.04	427	1.9	0.42	8
Total Lead Mineral Resources			4.8	1.20	58	36.3	1.02	369	41.1	1.04	427	1.9	0.42	8

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As reported on February 15, 2018, Tahoe’s proven and probable mineral reserves totaled 4 million ounces of gold, 288 million ounces of silver, 196 thousand tonnes of lead and 320 thousand tonnes of zinc. Metal contained in mineral reserves for each of Tahoe’s operating mines is summarized in the following table:

MINERAL RESERVES AS OF JANUARY 1, 20181, 3

				Proven			Probable		Proven & Probable
Gold	Location	Ownership	Tonnes	Grade	Metal	Tonnes	Grade	Metal	Tonnes	Grade	Metal
			(M)	(g/t)	(koz)	(M)	(g/t)	(koz)	(M)	(g/t)	(koz)
Bell Creek[5]	Canada	100%	0.5	3.90	68	1.9	4.12	246	2.4	4.07	315
Escobal[6]	Guatemala	100%	2.5	0.42	34	22.1	0.34	244	24.7	0.35	278
La Arena[7]	Perú	100%	0.3	0.38	3	43.7	0.40	565	44.0	0.40	568
Shahuindo[8]	Perú	100%	77.9	0.48	1,203	49.9	0.44	704	127.8	0.46	1,907
Timmins West[9]	Canada	100%	0.4	3.61	47	6.1	3.11	606	6.5	3.15	654
Total Gold Mineral Reserves			81.6	0.52	1,356	123.7	0.59	2,366	205.3	0.56	3,721

				Proven			Probable		Proven & Probable
Silver	Location	Ownership	Tonnes	Grade	Metal	Tonnes	Grade	Metal	Tonnes	Grade	Metal
			(M)	(g/t)	(koz)	(M)	(g/t)	(koz)	(M)	(g/t)	(koz)
Escobal[6]	Guatemala	100%	2.5	486	39,532	22.1	316	224,961	24.7	334	264,493
Shahuindo[8]	Perú	100%	77.9	6	14,756	49.9	5	8,384	127.8	6	23,140
Total Silver Mineral Reserves			80.4	21	54,288	72.1	101	233,345	152.5	59	287,633

				Proven			Probable		Proven & Probable
Lead	Location	Ownership	Tonnes	Grade	Metal	Tonnes	Grade	Metal	Tonnes	Grade	Metal
			(M)	(%)	(ktonnes)	(M)	(%)	(ktonnes)	(M)	(%)	(ktonnes)
Escobal[6]	Guatemala	100%	2.5	1.02	26	22.1	0.77	170	24.7	0.79	196
Total Lead Mineral Reserves			2.5	1.02	26	22.1	0.77	170	24.7	0.79	196

				Proven			Probable		Proven & Probable
Zinc	Location	Ownership	Tonnes	Grade	Metal	Tonnes	Grade	Metal	Tonnes	Grade	Metal
			(M)	(%)	(ktonnes)	(M)	(%)	(ktonnes)	(M)	(%)	(ktonnes)
Escobal[6]	Guatemala	100%	2.5	1.75	44	22.1	1.25	276	24.7	1.30	320
Total Lead Mineral Reserves			2.5	1.75	44	22.1	1.25	276	24.7	1.30	320

1.	Technical information in these tables has been approved by Tom Fudge, Vice President Operations, Tahoe Resources Inc., a Qualified Person as defined by NI 43-101.

2.

Mineral resource estimates are classified as Measured, Indicated or inferred based on the confidence of the input data, geological interpretation and grade estimation parameters. The mineral resource estimates were prepared in accordance with NI 43-101 and classifications adopted by the CIM Council.

3.

mineral reserve estimates are based on known inputs that include metallurgical performance, taxation/royalty obligations, geologic and geotechnical characterization, operational costs, and other economic parameters. Tahoe is not currently aware of any known factors that are reasonably likely to have a negative material impact on Tahoe’s mineral reserves. The mineral reserve estimates were prepared in accordance with NI 43-101 and classifications adopted by the CIM Council.

4.	Mineral resources are inclusive of mineral reserves.

5.

Bell Creek – The basis of the mineral resource and mineral reserve estimates for the Bell Creek mine is from the Bell Creek Report. Mineral resources and mineral reserves reported at January 1, 2018 were estimated by subtracting mining depletion through the end of 2017 from an updated resource model completed in May 2017. The Bell Creek mineral resources are reported as in situ resources using a gold cut-off grade of 2.2 g/t. Mineral reserves were estimated by applying the life-of-mine plan at January 1, 2018 to the measured and indicated mineral resources using a long-term gold price of $1,275/oz and reported at a gold cut-off grade of 2.3 g/t. Mineral reserves are supported by a mine plan that features variable stope thicknesses designed on the mineral resource model using operating costs of $87.42 per tonne ore with 95% mining recovery, external dilution of 16% and metallurgical recovery of 94.5%.

6.

Escobal – The basis of the mineral resource and mineral reserve estimates for the Escobal mine is from the Escobal Report. Mineral resources and mineral reserves reported at January 1, 2018 were estimated by subtracting mine depletion volumes from the mineral resource and mineral reserve estimates stated in the aforementioned technical report. Mineral resources are reported using a 100 g/t silver-equivalent cut-off grade calculated using metal prices of $20.00/oz, silver, $1,300.00/oz gold, $1.00/lb lead and $1.10/lb zinc. Mineral reserves as of January 1, 2018 were estimated by applying an updated mine plan to the mineral resource estimate stated in the Escobal Feasibility Study taking into account mining depletion through the end of 2017. Cut-off grades to define the January 1, 2018 mineral reserves were estimated from the NSR value of the resource model blocks contained within the life-of-mine plan minus the production cost to account for variability in mining method and metallurgical response. Metal prices used to determine the NSR value were $20.00 per ounce silver, $1,300.00 per ounce gold, $1.00 per pound lead and $1.10 per pound zinc. Actual mining, processing and general and administrative (G&A) costs, metallurgical performance and smelter contract rates from the Escobal Mine were used to derive operating costs used in the reserve estimation.

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7.

La Arena – The basis of the mineral resource and mineral reserve estimates for the La Arena mine is from the La Arena Report. Mineral resources and mineral reserves reported at January 1, 2018 were estimated by applying the mine topographic surface at January 1, 2018 to an updated mineral resource estimate completed July 1, 2017. Mineral resources are reported at a cut-off grade of 0.10 g/t Au within an optimized undiscounted cash flow pit shell using a metal price of $1,400/oz Au and actual costs experienced at the La Arena Mine. Mineral reserves for the La Arena mine are reported at a 0.10 g/t gold cut-off grade and have been constrained to the final pit design based on an optimized pit shell using $1,200 per ounce gold and actual operating costs incurred. As the resource block model is a diluted block model, no additional dilution or mining losses were applied. The life-of-mine strip ratio is 1.9 (waste:ore).

8.

Shahuindo – The basis of the mineral resource and mineral reserve estimates for the Shahuindo mine is from the Shahuindo Report. Mineral resources and mineral reserves reported at January 1, 2018 were estimated by applying the mine topographic surface at January 1, 2018 to an updated mineral resource estimate completed July 1, 2017. The Shahuindo mineral resources are reported using a gold cut-off grade for oxide material of 0.15 g/t. Oxide resources are reported within a $1,400/oz gold optimized pit shell. The sulfide mineral resources at the Shahuindo mine are classified entirely as inferred due to limited metallurgical characterization and wider drill spacing than in the oxide portion of the deposit. There have been no economic or mining studies of the sulfide portion of the Shahuindo deposit completed to date; the inferred sulfide mineral resource is reported at a 0.5 g/t gold-equivalent cut-off grade using a silver-to-gold ratio of 80. Oxide mineral reserves are reported at a 0.18 g/t gold cut-off grade and have been constrained to the final pit design based on an optimized pit shell using $1,200/oz gold and actual operating costs incurred. The mineral reserves were estimated from measured and indicated oxide mineral resources only and include 5% dilution and mining losses of 2%. The life-of-mine strip ratio is 1.1 (waste:ore). There are no sulfide mineral reserves reported for the Shahuindo mine.

9.

Timmins West – The basis of the Timmins West Mine mineral resource and mineral reserve estimates is from the Timmins West Report. Mineral resources and mineral reserves for the Timmins West Mine reported at January 1, 2018 were estimated by subtracting mining depletion through the end of 2017 from an updated resource model completed in May 2017. The Timmins West Mine mineral resources are reported as in situ resources using a gold cut-off grade of 1.5 g/t. Mineral reserves were estimated by applying the life-of-mine plan at January 1, 2018 to the measured and indicated mineral resources using a gold price of $1,275/oz and a gold cut-off grade of 2.0 g/t. Mineral reserves are supported by a mine plan that features variable stope thicknesses designed on the updated mineral resource model using operating costs of $78.64 per tonne ore with 95% mining recovery, external dilution of 15% and metallurgical recovery of 97%.

10.

La Arena II – The basis of the mineral resource estimate for the La Arena II project is from the La Arena Report. Mineral resources for the La Arena II project are reported within an optimized undiscounted cash flow pit shell using metal prices of $4.00 per pound copper and $1,500 per ounce gold and operating cost and metallurgical recovery parameters developed for the La Arena II Preliminary Economic Assessment. Oxide mineral resources are reported using a 0.10 g/t gold cut-off grade; sulfide mineral resources are reported using a 0.18% copper-equivalent cut-off grade calculated using $4.00 per pound copper and $1,500 per ounce gold.

11.

Fenn-Gib – The mineral resource Estimate for the Fenn-Gib project is from Fenn-Gib Resource Estimate Technical Report, Timmins Canada, dated December 23, 2011, with an effective date of November 17, 2011. Nearly all of the Indicated mineral resources and approximately 90% of inferred mineral resources are reported within a $1,190/oz gold pit shell using a gold cut-off grade of 0.50 g/t, operating costs of $13.00/tonne ore and process recovery of 85%. The remaining Indicated and inferred mineral resources which are occur below the pit limits are reported using a gold cut-off grade of 1.5 g/t. There are no Measured mineral resources nor mineral reserves reported for the Fenn-Gib property.

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12.

Whitney – The mineral resource estimate for the Whitney project is from Technical Report and Resource Estimate on the Upper Hallnor, C-Zone, and Broulan Reef Deposits, Whitney Gold Property, Timmins Area, Ontario, Canada, dated February 26, 2014. Mineral resources are reported using a gold cut-off grade of 3.0 g/t, which was derived using a gold price of $1,200/oz, operating costs of $96.75/tonne milled, mining dilution of 20% and process recovery of 95%. There are no mineral reserves reported for the Whitney property.

13.

Gold River – The mineral resource estimate for the Gold River project is from Technical Report on the Update of mineral resource Estimate for the Gold River Property, Thorneloe Township, Timmins, Ontario, Canada, dated April 5, 2012, with an effective date of January 17, 2012. Mineral resources are reported using a gold cut-off grade of 2.0 g/t, which was derived using a gold price of $1,200/oz, operating costs of $82.00/tonne milled and process recovery of 85%. A minimum thickness of two meters was used to constrain the reported mineral resources. There are no Measured mineral resources nor mineral reserves reported for the Whitney property.

14.

Juby – The mineral resource estimate for the Juby project is from Technical Report on the Updated mineral resource Estimate for the Juby Gold Project, Tyrrell Township, Shining Tree Area, Ontario, dated February 24, 2014, with an effective date of February 24, 2014. Mineral resources are reported as in situ resources using a gold cut-off grade of 0.40 g/t. There are no Measured mineral resources nor mineral reserves reported for the Juby property.

15.

Marlhill – The Marlhill mineral resource estimate is from Technical Report on the Marlhill Project, Hoyle Township, Timmins, Ontario, Canada, March 1, 2011, with an effective date of March 1, 2011. Mineral resources are reported as in situ resources using a gold cut-off grade of 0.2.9 g/t and a minimum width of two meters. The cut-off grade was determined using a gold price of $1,125/oz, operating costs of C$100/tonne and metallurgical recovery of 90%. There are no Measured or inferred mineral resources nor mineral reserves reported for the Marlhill property.

16.

Vogel – The Vogel/Schumacher mineral resource estimate is from Technical Report on the Initial mineral resource Estimate for the Vogel/Schumacher Deposit, Bell Creek Complex, Hoyle Township, Timmins, Ontario, Canada, June 14, 2011, with an effective date of May 2, 2011. Mineral resources are reported at a gold cut-off grade of 0.63 g/t inside an optimized pit shell developed using a gold price of $1,150/oz, operating costs of $24.75/tonne and process recovery of 95%. Additional mineral resources which occur below the pit shell are reported using a gold cut-off grade of 2.9 g/t. There are no Measured mineral resources nor mineral reserves reported for the Vogel/Schumacher property.

Production

The Company recovered 445.9 thousand ounces of gold and 9.9 million ounces of silver in 2017 from the Escobal, La Arena, Shahuindo, and Timmins operations, with minor amounts of lead and zinc produced from the Escobal Mine. Metal produced by mine in 2017 and Q3 YTD 2018 is summarized in the tables below:

2017 MINE PRODUCTION

Operation	Gold (koz)	Silver (koz)	Lead (ktonnes)	Zinc (ktonnes)
Escobal[1]	4.3	9,692	4.2	6.1
La Arena	195.6	34	—	—
Shahuindo	79.0	116	—	—
Timmins West	167.0	21	—	—
Total	445.9	9,863	4.2	6.1

[1]	Escobal production includes gold, silver and lead recovered to lead concentrate and gold, silver and zinc recovered to zinc concentrate.

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Q3 YTD 2018 MINE PRODUCTION

Operation	Gold (koz)	Silver (koz)

Escobal[1]	-	-

La Arena	112	-

Shahuindo	63	-

Timmins West	110	-

Total	285	-

1 Operations at the Escobal Mine have been suspended since July 2017.

Q3 YTD 2018 Costs and Update on 2018 Guidance

Cost of sales per gold ounce sold and costs per gold ounce produced for Q3 YTD 2018 were as follows:

Cost of sales per gold ounce sold[1]	$1,097

Costs per gold ounce produced[1]

Total cash costs net of by-product credits	$767

All-in sustaining costs (AISC) net of by-product credits	$1,156

1 Non-GAAP financial measures are described in the “Non-GAAP Financial Measures” section of Tahoe management’s discussion and analysis for Q3 2018, which includes a reconciliation to total operating costs from Tahoe’s interim financial statements.

Tahoe expects to meet the low end of its production guidance for 2018 (400 to 475 thousand ounces of gold) and the high end of its total cash cost, AISC, and capital guidance for the full year 2018, with gold production weighted to the fourth quarter. See Tahoe’s press release dated February 22, 2018 for the original cost and production guidance for 2018.

Recent Developments

Revolving credit facility and additional draw down

On February 16, 2018, Tahoe entered into a credit agreement (the “Tahoe Credit Agreement”) with its bank syndicate for a $175 million revolving credit facility plus a $25 million accordion feature, for total access of $200 million in capital. The credit facility matures on July 19, 2021. The Tahoe Credit Agreement is structured on the strength of Tahoe’s gold business alone, and access to the credit facility is not dependent on the operation of the Escobal Mine.

As of September 30, 2018, Tahoe had drawn $100 million of this credit facility. In November 2018, Tahoe drew an additional $25 million on the credit facility and continues to have access to the remaining $50 million undrawn portion and a $25 million accordion feature.

Escobal Mine license suspension

On May 24, 2017, an anti-mining organization, CALAS, filed the CALAS Claim in the Supreme Court of Guatemala against MEM alleging that MEM violated the Xinka Indigenous communities’ right of consultation in advance of granting the Escobal mining license to Tahoe’s Guatemalan subsidiary, MSR.

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On July 5, 2017, Tahoe announced that the Supreme Court of Guatemala issued a provisional decision in respect of the CALAS Claim that suspended the Escobal mining license of MSR until the underlying civil claim was fully heard on the merits.

On September 10, 2017, the Supreme Court of Guatemala issued a definitive decision on the merits of the underlying claim and reinstated Escobal’s mining license. The ruling allowed the Escobal Mine to restart operations immediately and to continue to operate during consultation. The ruling also ordered MEM to consult with the Xinka Indigenous communities within a certain geographic area.

CALAS and other interested parties appealed the Supreme Court’s September 2017 decision reinstating the Escobal license to the Constitutional Court of Guatemala.

Constitutional Court of Guatemala ruling

On September 3, 2018, the Constitutional Court of Guatemala issued its preliminary resolution (or ruling) which ordered the continued suspension of the Escobal mining license while MEM conducts an ILO 169 consultation with the Xinka communities residing in the area of influence of the Escobal Mine. On October 8, 2018, the Constitutional Court of Guatemala issued a final resolution which is not appealable. The final resolution outlines a four-stage consultation process: (1) review, (2) pre-consultation, (3) consultation and (4) Supreme Court verification.

The cornerstone principles of the ILO 169 Convention are consultation and participation – principles that Tahoe embraces. The ILO 169 Convention is intended to be an instrument for good governance and a tool for conflict resolution and reconciliation of diverse interests. The ILO 169 Convention does not contemplate a veto of development projects. In the case of the Escobal Mine, a successful consultation process will identify any concerns from the Xinka Indigenous communities in the area of influence and seek to determine, in good faith, acceptable mitigations to those concerns in order for the mine to restart operations.

In addition to the ILO 169 consultation process led by MEM, the Constitutional Court of Guatemala also established other requirements that must be completed as a condition for Tahoe to restart operations at Escobal, including studies related to archaeology, health, and environmental compliance which are intended to confirm that the mine is meeting regulatory and national standards.

The Constitutional Court of Guatemala’s final resolution does not define a timeline for completion of the entire ILO 169 consultation process and Tahoe cannot predict when the consultation will be completed. As of November 6, 2018, Stage 1 of the four-stage ILO 169 consultation process was well advanced.

For additional details and a description of the four stage process, including details on the current status of the export license for the Escobal Mine and the roadblock near the town of Casillas, refer to the press releases of Tahoe dated October 10, 2018, September 7, 2018, September 4, 2018, March 8, 2018, September 26, 2017, September 10, 2017, August 24, 2017 and July 5, 2017 available on SEDAR (www.sedar.com) and EDGAR (www.sec.gov).

Update on Shahuindo expansion

On October 16, 2018, Tahoe received the 36,000 tpd operating permit for the Shahuindo mine from the Ministry of Energy and Mines in Peru. The mine has already started ramping up placement of ore on the leach pads as well as increasing process solution flow rates. Sustainable 36,000 tpd operation will require final connection to the power grid currently expected to be completed late in Q4 2018.

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The Shahuindo expansion project remains within original cost guidance. The Shahuindo expansion includes the 36,000 tpd crushing and agglomeration circuit (with estimated total capital guidance of $80 million) as well as the expansion of the absorption, desorption and refining plant to 36,000 tpd, the installation of a 220kV transmission line and substation, leach pad 2B and other associated secondary projects such as the water treatment facilities. Total estimated costs for the Shahuindo expansion (including the $80 million crushing and agglomeration circuit) is $170 to $180 million, of which $142.2 million was spent through September 30, 2018, excluding capitalized interest, with an additional $9.2 million committed. Approximately $30 to $35 million of the total Shahuindo expansion guidance is expected to be spent for the secondary projects in 2019.

Update on Bell Creek shaft project and expansion

The overall construction of the Bell Creek shaft project is expected to be completed in Q4 2018 with the final commissioning through the end of the year. The commissioning of the two hoists has begun, while the final electrical work is being completed on the surface plant. The 1040m loading pocket, conveyor gallery and ore/waste chute installations are near completion, and at 1,000m, both truck dump stations are near completion. The remaining critical path is in the shaft steel installation in the lower portion of the shaft and electrical installations.

Mill operations at Bell Creek averaged 4,287 tpd in Q3 2018 as part of Tahoe’s efforts to optimize the Bell Creek mine operations. Once the Bell Creek shaft project is complete and the mine ramps up by the end of 2018, management expects the mill to achieve sustainable throughput exceeding 4,400 tpd with minimal additional capital expenditure, which is expected to lead to improved Q4 gold production.

Tahoe now estimates the shaft project will be completed within 10% of the original $80 million guidance with the majority of the increase over guidance driven by hoist electrical installation and certain indirect costs through the end of the year. Approximately $82.5 million has been spent through September 30, 2018, excluding capitalized interest. Tahoe has committed $5 million, which is substantially all of the remaining costs for the project.

Class action lawsuits

On July 7, 2017, Tahoe learned that three purported class action lawsuits had been filed against Tahoe, and certain of its current and former officers and directors under Section 10(b) and Section 20(a) of the US Exchange Act and Rule 10b-5, thereunder. The lawsuits allege that Tahoe made untrue statements of material facts or omitted to state material facts or engaged in acts that operated as a fraud upon the purchasers of Tahoe Shares. The lawsuits were filed following the issuance of the provisional decision by the Supreme Court of Guatemala and have been consolidated in the Federal District Court for the District of Nevada. The court appointed lead plaintiff filed a consolidated amended complaint on August 31, 2018 alleging compensatory damages, interest, fees and costs. Tahoe filed a motion to dismiss the claims on October 30, 2018. Tahoe disputes the allegations raised and will vigorously defend the lawsuits, the outcome of which is not determinable at this time.

On October 5, 2018, Tahoe learned that a proposed class action lawsuit had been filed against Tahoe and its former chief executive officer in the Superior Court of Ontario. The lawsuit asserts various statutory and common law claims relating to alleged misrepresentations concerning Tahoe’s disclosure in respect of the Escobal Mine and in particular the mining license. The lawsuit seeks damages of $200 million. Tahoe disputes the allegations and will vigorously defend the lawsuit, the outcome of which is not determinable at this time.

Garcia, et. al Personal Injury Lawsuit

On June 18, 2014, seven plaintiffs filed an action against Tahoe in the Court alleging battery and negligence regarding a security incident that occurred at the Escobal Mine on April 27, 2013. The plaintiffs seek compensatory and punitive damages. In April 2017, three of the seven plaintiffs settled their suits against Tahoe. The case is now proceeding on the merits in the Court. Tahoe filed a response to plaintiffs’ claim on February 15, 2018.

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Tahoe Documents Incorporated by Reference

Information has been incorporated by reference in this Circular from documents filed with the various securities commissions or similar regulatory authorities in each of the provinces and territories of Canada which have also been filed with, or furnished to, the SEC. Copies of the documents incorporated herein by reference may be obtained on request without charge from the Corporate Secretary of Tahoe at 5310 Kietzke Lane, Suite 200, Reno, Nevada, United States, 89511 (telephone: 775-448-5800), and are also available electronically under Tahoe’s profile on SEDAR (www.sedar.com) and EDGAR (www.sec.gov). Tahoe’s filings on SEDAR and on EDGAR are not incorporated by reference in this Circular except as specifically set out herein.

The following documents filed by Tahoe with the securities commissions or similar authorities in each of the provinces and territories of Canada are specifically incorporated by reference in, and form an integral part of, this Circular:

(i)	Tahoe’s Annual Information Form for the year ended December 31, 2017 dated February 22, 2018;

(ii)

the audited consolidated financial statements for the years ended December 31, 2017 and 2016, together with the notes thereto and the report of the independent registered public accounting firm thereon;

(iii)	the MD&A for the year ended December 31, 2017 dated February 22, 2018;

(iv)	the unaudited condensed interim consolidated financial statements for the three and nine months ended September 30, 2018 and 2017, together with the notes thereto;

(v)	the MD&A for the three and nine months ended September 30, 2018 and 2017, dated November 6, 2018;

(vi)	the management information circular of Tahoe dated March 9, 2018 prepared in connection with the annual general meeting of shareholders held on May 3, 2018;

(vii)	the material change report dated February 23, 2018 regarding the amended revolving credit facility;

(viii)	the material change report dated June 18, 2018 regarding management changes;

(ix)

the material change report dated September 11, 2018 regarding the Constitutional Court of Guatemala’s issuance of its final resolution relating to the mining license for the Escobal Mine in Guatemala; and

(x)	the material change report dated November 26, 2018 regarding the Arrangement Agreement.

Any document of the type referred to in section 11.1 of Form 44-101F1 of National Instrument 44-101 – Short Form Prospectus (excluding confidential material change reports), if filed by Tahoe with a securities commission or similar regulatory authority in Canada after the date of this Circular disclosing additional or updated information including the documents incorporated by reference herein, filed pursuant to the requirements of the applicable securities legislation in Canada, will be deemed to be incorporated by reference in this Circular. In addition, to the extent that any document or information incorporated by reference in this Circular is included in a report that is filed with or furnished to the SEC on Form 40-F, 20-F or 6-K (or any respective successor form), such document or information shall also be deemed to be incorporated by reference in this Circular (in the case of a report on Form 6-K, if and to the extent expressly provided therein). Tahoe’s periodic reports on Form 6-K and its annual reports on Form 40-F are available on the SEC’s website at www.sec.gov.

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Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for the purposes of this Circular to the extent that a statement contained in this Circular or in any subsequently filed document that also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any statement so modified or superseded shall not constitute a part of this Circular, except as so modified or superseded. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document that it modifies or supersedes. Making such a modifying or superseding statement shall not be deemed to be an admission for any purpose that the modified or superseded statement, when made, constituted a misrepresentation, untrue statement of a material fact, nor an omission to state a material fact that is required to be stated or necessary to make a statement not misleading in light of the circumstances in which it is made.

Principal Holders of Common Shares

To the knowledge of the directors and officers of Tahoe, no person or company beneficially owns, controls or directs, directly or indirectly, Tahoe Shares carrying more than 10% of the voting rights attached to all issued and outstanding Tahoe Shares as at December 6, 2018, except as shown in the table below.

Name	Number of Common Shares Beneficially Owned, Controlled or Directed	Percentage of Outstanding Tahoe Shares

Van Eck	40,903,795(1)	13.06%

[1]	As reported by Van Eck on SEDAR on August 8, 2018.

Consolidated Capitalization

There have been no material changes in the share or loan capital of Tahoe, on a consolidated basis, since September 30, 2018, the date of the most recently filed financial statements of Tahoe, other than the $25 million draw on the credit facility in November 2018. See “Recent Developments – Revolving credit facility”.

Description of Share Capital

The authorized share capital of Tahoe consists of an unlimited number of Tahoe Shares. As of the Record Date, there are 313,313,670 Tahoe Shares issued and outstanding. In addition, as of the close of business on December 4, 2018, an aggregate of 3,499,758 Tahoe Shares are issuable upon the exercise of Tahoe Options, 449,675 Tahoe Shares are issuable upon the vesting of outstanding Tahoe DSAs and 471,800 Tahoe Shares are issuable upon the vesting of outstanding Tahoe PSAs (assuming payout at the 100% achieved performance ratio level and before any required pro ration).

The holders of Tahoe Shares are entitled to one vote per Tahoe Share at meetings of the Tahoe Shareholders. Holders of Tahoe Shares are entitled to dividends, if, as and when declared by the Tahoe Board and, upon liquidation, to participate equally in such assets of Tahoe as are distributed to the holders of Tahoe Shares.

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Price Range and Trading Volume

The Tahoe Shares are listed on the TSX under the symbol “THO” and on the NYSE under the symbol “TAHO”. The following table shows the high and low trading prices and monthly trading volume of the Tahoe Shares on the TSX for the 12-month period preceding the date of this Circular:

Month	High (CAD$)	Low (CAD$)	Volume

November, 2017	6.325	5.440	18,594,739

December, 2017	6.150	5.335	18,844,485

January, 2018	6.360	5.320	27,731,570

February, 2018	6.300	4.750	25,380,759

March, 2018	6.550	5.830	17,867,215

April, 2018	7.050	6.020	14,466,852

May, 2018	6.920	6.060	16,413,982

June, 2018	7.270	6.320	13,960,304

July, 2018	6.870	5.730	12,633,929

August, 2018	6.010	4.435	14,441,029

September, 2018	4.070	3.360	28,797,974

October, 2018	3.990	3.090	19,054,731

November, 2018	4.730	2.880	27,888,021

The closing price of the Tahoe Shares on the TSX on December 4, 2018 was CAD$4.67. The closing price of the Tahoe Shares on the TSX on November 13, 2018, the last trading day prior to the announcement of the Arrangement, was CAD$2.90.

The following table shows the high and low trading prices and monthly trading volume of the Tahoe Shares on the NYSE for the 12-month period preceding the date of this Circular:

Month	High ($)	Low ($)	Volume

November, 2017	4.91	4.29	44,307,498

December, 2017	4.86	4.15	47,844,502

January, 2018	5.09	4.27	60,989,131

February, 2018	4.93	3.76	72,246,162

March, 2018	5.06	4.51	57,033,562

April, 2018	5.60	4.69	44,751,480

May, 2018	5.38	4.73	48,662,858

June, 2018	5.63	4.75	78,069,137

July, 2018	5.20	4.35	57,489,652

August, 2018	4.62	3.39	70,494,869

September, 2018	3.10	2.55	111,867,309

October, 2018	3.06	2.35	65,312,982

November, 2018	3.56	2.17	134,019,771

The closing price of the Tahoe Shares on the NYSE on December 4, 2018 was $3.52. The closing price of the Tahoe Shares on the NYSE on November 13, 2018, the last trading day prior to the announcement of the Arrangement, was $2.20.

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If the Arrangement is completed, all of the Tahoe Shares will be owned by Pan American and will be delisted from the TSX and the NYSE, subject to the rules and policies of the TSX and the NYSE, respectively.

Prior Sales

The following table sets forth information in respect of issuances or purchases of Tahoe Shares and securities that are convertible or exchangeable into Tahoe Shares within the 12 months prior to the date of this Circular, including the price at which such securities have been issued, the number of securities issued, and the date on which such securities were issued:

Date of Issuance	Reasons for Issuance	Number and Type of Securities	Issue/Exercise Price per Security (CAD$)
April 2, 2018	Vesting of deferred share awards	208,000 shares	n/a

May 28, 2018	Grant of options	11,700 options	6.44

	Grant of options	461,000 options	6.66

	Grant of deferred share awards	10,110 deferred share awards	n/a

	Grant of performance share awards	20,000 performance share awards	n/a

June 14, 2018	Grant of deferred share awards	261,900 deferred share awards	n/a

	Grant of restricted share awards	285,975 restricted share awards	n/a

	Conversion of restricted share awards	285,975 shares	n/a

	Grant of performance share awards	451,800 performance share awards	n/a

June 25, 2018	Vesting of deferred share awards	30,000 shares	n/a

June 27, 2018	Vesting of deferred share awards	11,000 shares	n/a

August 2, 2018	Grant of deferred share awards	5,700 deferred share awards	n/a

August 20, 2018	Grant of options	14,793 options	4.93

	Grant of deferred share awards	7,965 deferred share awards	n/a

Dividends or Capital Distributions

In December 2014 Tahoe paid its inaugural cash dividend of $0.02 per Tahoe Share per month, and additional $0.02 per Tahoe Share dividends were paid each month in 2015 and 2016, and until and including July 2017. Tahoe implemented a dividend reinvestment plan in October 2016, which was open for enrollment to qualified participants.

Dividends declared and paid during 2017, 2016 and 2015 totaled $43.7 million, $69.4 million and $49.7 million, respectively. Dividends paid in 2017 and 2016 consisted of cash and non-cash payments in the form of Tahoe Shares through the dividend reinvestment plan. For 2017 and 2016, cash payments were $35.7 million and $67.0 million, respectively, and non-cash payments were $8.0 million and $2.4 million, respectively, for a total issuance of 1,010,844 and 256,747 Tahoe Shares, respectively.

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Tahoe announced the cessation of the dividend and the dividend reinvestment plan, beginning August 8, 2017, due to the ruling of the Supreme Court of Guatemala to provisionally suspend the Escobal mining license.

Ownership of Securities

The table below outlines, as at the date of this Circular, the number of Tahoe Shares, Tahoe Options, Tahoe DSAs and Tahoe PSAs owned or controlled, directly or indirectly, by each of the directors and senior officers of Tahoe, and each associate or affiliate of an insider of Tahoe, each associate or affiliate of Tahoe, each insider of Tahoe (other than the directors or officers), and each person acting jointly or in concert with Tahoe. To the knowledge of Tahoe, each of the following persons is a party to a Tahoe Voting Agreement and intends to vote their Tahoe Shares and Options in favour of the Tahoe Resolution, except with regard to Van Eck, which has not signed a Tahoe Voting Agreement, consistent with such shareholder’s internal policy and practice.

Name	Position	Tahoe Shares	Tahoe Options	Tahoe DSAs	Tahoe PSAs

Kevin McArthur	Executive Chair	3,769,335	145,000	10,000	-

Jim Voorhees	President and Chief Executive Officer	164,000	150,000	66,000	133,400

Mark Sadler	Vice President Project Development	86,000	276,300	28,900	32,200

Elizabeth McGregor	Executive Vice President Chief Financial Officer	62,515	300,300	43,700	54,400

Edie Hofmeister	Executive Vice President Corporate Affairs	150,000	330,300	43,700	54,400

Brian Brodsky	Vice President Exploration	239,721	276,900	29,200	33,400

Thomas Fudge	Vice President Operations	28,000	214,500	26,300	31,200

Charles A. Jeannes	Director	43,375	-	-	-

Drago G. Kisic	Director	46,387	-	-	-

Alan C. Moon	Director	67,142	-	-	-

A. Dan Rovig	Director	159,625	-	-	-

Paul B. Sweeney	Director	259,625	-	-	-

Kenneth F. Williamson	Director	119,625	-	-	-

Tanya M. Jakusconek	Director	69,625	-	-	-

Van Eck	N/A	40,903,795[1]	-	-	-

1 As reported by Van Eck on SEDAR on August 8, 2018.

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Risk Factors

The business and operations of Tahoe are subject to risks. In addition to considering the other information contained in this Circular, readers should consider carefully the risk factors described in Tahoe’s Annual Information Form for the year ended December 31, 2017, dated February 22, 2018, as well as the MD&A for the three and nine month periods ended September 30, 2018 and 2017.

Interest of Experts

With respect to technical information relating to Tahoe contained in this Circular or in a document incorporated by reference herein, the following is a list of persons or companies named as having prepared or certified a statement, report or valuation and whose profession or business gives authority to the statement, report or valuation made by the person or company:

●

Conrad E. Huss, P.E., of M3 Engineering & Technology Corporation, Thomas L. Drielick, P.E., of M3 Engineering & Technology Corporation, Daniel Roth, P.E., of M3 Engineering & Technology Corporation, Paul Tietz, C.P.G., of Mine Development Associates, Matthew Blattman, P.E., of Blattman Brothers Consulting LLC and Jack Cadwell, P.E., of Robertson GeoConsultants prepared the Escobal Report;

●	Daniel Roth, P. Eng., Art Ibrado, PhD., P.E., Terry Munson, SME-RM and Charlie Muerhoff, SME-RM prepared the La Arena Report;

●

Carl E. Defilippi, M.Sc., C.E.M., of Kappes, Cassiday & Associates, Charles Muerhoff, B.Sc., SME RM, Vice President Technical Services of Tahoe, and Tim Williams, M.Sc., FAusIMM, Vice President Operations & Peru Country Manager of Tahoe prepared the Shahuindo Report;

●	Eric Kallio, P. Geo. and Natasha Vas, P. Eng. prepared the Bell Creek Report;

●	Kara Byrnes, P. Geo., Eric Kallio, P.Geo. and Natasha Vas, P. Eng. prepared the Timmins West Report; and

●	Thomas Fudge, Vice President of Operations of Tahoe, is the Qualified Person who verified all of Tahoe’s scientific and technical information in this Circular.

To Tahoe’s knowledge, each of the foregoing firms or persons beneficially owns, directly or indirectly, less than 1% of the issued and outstanding Tahoe Shares or Pan American Shares.

The independent registered public accounting firm of Tahoe is Deloitte LLP. Deloitte has been the auditors of Tahoe since August 27, 2012. Deloitte LLP has confirmed that they are independent of Tahoe within the meaning of the Rules of Professional Conduct of the Chartered Professional Accountants of British Columbia.

Interest of Informed Persons in Material Transactions

No informed person of Pan American or any associate or affiliate of an informed person, has or has had any material interest, direct or indirect, in any transaction since the commencement of our last completed financial year, or in any proposed transaction which in either such case has materially affected or will materially affect Pan American or its subsidiaries.

Interest of Certain Persons in Matters to be Acted Upon

No director or executive officer of Pan American, nor any associate or affiliate of any of the foregoing persons, has any material interest, director or indirect, by way of beneficial ownership of Pan American Shares or otherwise, in any matter to be acted on at the Special Meeting.

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Experts

Deloitte LLP are the auditors for Pan American. Deloitte LLP issued their report on the annual financial statements of Pan American for the year ended December 31, 2017, incorporated by reference in this Circular. Deloitte LLP has confirmed that they are independent of Pan American within the meaning of the Rules of Professional Conduct of the Chartered Professional Accountants of British Columbia.

As of the date hereof, CIBC beneficially owns, directly or indirectly, less than 1% of the securities of Pan American and Tahoe and their associates and affiliates.

The scientific and technical information relating to Pan American contained in this Circular, together with any documents incorporated by reference herein, is based on information and reports prepared by or under the supervision of: Christopher Emerson, FAusIMM, Vice President of Business Development and Geology of Pan American, and Martin Wafforn, P.Eng., Senior Vice President, Technical Services and Process Optimization of Pan American”. Each of the foregoing persons is a qualified person in accordance with NI 43-101.

As of the date hereof, the foregoing persons beneficially own, directly or indirectly, less than 1% of the securities of Pan American and its associates and affiliates and consent to the inclusion in the Circular, together with any documents incorporated by reference herein, of the matters based upon such person’s information and report(s) in the form and context in which it appears.

The scientific and technical information relating to Tahoe contained in this Circular, together with the documents incorporated by reference herein, is based on information and reports prepared by or under the supervision of: Thomas Fudge, Vice President of Operations of Tahoe, a qualified person in accordance with NI 43-101.

As of the date hereof, the foregoing person beneficially own, directly or indirectly, less than 1% of the securities of Tahoe and its associates and affiliates and consent to the inclusion in the Circular, together with any documents incorporated by reference herein, of the matters based upon such person’s information and report(s) in the form and context in which it appears.

Additional Information

Additional information relating to Pan American can be found on SEDAR (www.sedar.com). You can find financial information relating to Pan American in our comparative financial statements and MD&A for our most recently completed financial year.

See our MD&A, financial statements and the Pan American Annual Information Form (or Form 40-F) for additional information about Pan American. These documents are available on our website (www.panamericansilver.com), on SEDAR (www.sedar.com) and EDGAR (www.sec.gov).

You can also request copies of foregoing documents free of charge by contacting our Corporate Secretary:

Corporate Secretary	panamericansilver.com

Pan American Silver Corp.	604-684-1175 (call toll-free)

1500 – 625 Howe Street	604-684-0147 (fax)

Vancouver, British Columbia V6C 2T6

Additional copies of this Circular are also available upon request.

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Other Matters Which May Come Before The Special Meeting

Management of Pan American knows of no matters to come before the Special Meeting other than as set forth in the Notice of Meeting and as described in this Circular. However, if other matters which are not now known to management on the date hereof should properly come before the Special Meeting, the accompanying proxy will be voted on such matters in accordance with the best judgment of the persons voting all proxies returned.

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SCHEDULE A

Glossary

In this Circular, unless the subject matter or context is inconsistent therewith, the following terms shall have the meanings set forth below:

“Achievement Certificate” has the meaning attributed thereto under the heading “The Arrangement – Rights Indenture – Payment Condition and Procedures”;

“Acquisition Proposal” means, in respect of a Party to the Arrangement Agreement, other than the transactions contemplated by the Arrangement Agreement and other than any transaction involving only a Party and/or one or more of its wholly-owned subsidiaries, any bona fide offer, proposal or inquiry from any person or group of persons, whether or not in writing and whether or not delivered to that Party or the shareholders of that Party, after the date of the Arrangement Agreement relating to: (a) any acquisition or purchase, direct or indirect, of: (i) the assets of that Party and/or one or more of its subsidiaries (or any lease, license, royalty, long term supply agreement, off-take agreement, hedging arrangement, or other arrangement having an economic effect similar to the acquisition or purchase of assets) that, individually or in the aggregate, constitute 20% or more of the consolidated assets of that Party and its subsidiaries, taken as a whole, or which contribute 20% or more of the consolidated revenue of that Party and its subsidiaries, taken as a whole, or (ii) 20% or more of the issued and outstanding voting or equity securities of: (A) that Party; or (B) any one or more of its subsidiaries that, individually or in the aggregate, contribute 20% or more of the consolidated revenues or constitute 20% or more of the consolidated assets of that Party and its subsidiaries, taken as a whole; (b) any take-over bid, tender offer or exchange offer that, if consummated, would result in such person or group of persons beneficially owning 20% or more of the issued and outstanding voting or equity securities of any class of voting or equity securities of that Party; (c) a plan of arrangement, merger, amalgamation, consolidation, share exchange, business combination, reorganization, recapitalization, liquidation, dissolution or other similar transaction involving: (A) that Party; or (B) any of its subsidiaries whose assets or revenues, individually or in the aggregate, constitute 20% or more of the consolidated assets or revenues, as applicable, of that Party and its subsidiaries, taken as a whole; (d) an alliance, joint venture or earn-in right relating to 20% or more of the consolidated assets of that Party and its subsidiaries, taken as a whole; (e) any other transaction, the consummation of which would or could reasonably be expected to impede, interfere with, prevent or delay the transactions contemplated in the Arrangement Agreement or which would or could reasonably be expected to materially reduce the benefit to a Party under the Arrangement Agreement or the Arrangement; or (f) modification or proposed modification of any of the foregoing offers, proposals or inquiries;

“Advance Ruling Certificate” or “ARC” means an advance ruling certificate issued by the Commissioner pursuant to section 102 of the Competition Act with respect to the transactions contemplated by the Arrangement Agreement;

“affiliate” has the meaning ascribed thereto in National Instrument 45-106 – Prospectus and Registration Exemptions of the Canadian Securities Administrators;

“Aggregate Cash Consideration” means $275,000,000;

“AISC” means all-in sustaining cost;

“Alternative Transaction” means, other than the transactions contemplated under the Arrangement Agreement, any written offer, proposal, expression of interest or inquiry from any person (other than Tahoe or any of its affiliates) after the date of the Arrangement Agreement (including, for greater certainty, amendments or variations after the date of the Arrangement Agreement to any offer, proposal, expression of interest or inquiry that was made before the date of the Arrangement Agreement), relating to any transaction between Pan American and a party with whom Pan American deals at arm’s length, the consummation of which could reasonably be expected to impede, interfere with, prevent or delay the transactions contemplated by the Arrangement Agreement or the Arrangement, or which could reasonably be expected to materially reduce the benefits to Tahoe under the Arrangement Agreement or the Arrangement.

SPECIAL MEETING OF SHAREHOLDERS

“Arrangement” means the arrangement of Tahoe under Section 182 of the BCBCA on the terms and subject to the conditions set out in the Plan of Arrangement, subject to any amendments or variations thereto made in accordance with the Arrangement Agreement or the Plan of Arrangement or made at the direction of the Court in the Final Order (provided, however, that any such amendment or variation is acceptable to both Tahoe and Pan American, each acting reasonably);

“Arrangement Agreement” means the arrangement agreement, dated November 14, 2018, between Pan American and Tahoe and as the same may be amended, amended and restated or supplemented prior to the Effective Date;

“Authorization” means any authorization, order, permit, approval, grant, licence, registration, consent, right, notification, condition, franchise, privilege, certificate, judgment, writ, injunction, award, determination, direction, decision, decree, bylaw, rule or regulation, whether or not having the force of law, and includes any Environmental Permit;

“Authorized Capital Resolution” means the special resolution of Pan American Shareholders approving the increase of the maximum number of Pan American Shares that Pan American is authorized to issue from 200,000,000 Pan American Shares to 400,000,000 Pan American Shares, the full text of which is attached as Part I of Schedule B to this Circular;

“Base Purchase Price” has the meaning ascribed thereto under the heading “Frequently Asked Questions”;

“BCBCA” means the Business Corporations Act (British Columbia), as amended, including the regulations promulgated thereunder;

“Bell Creek Report” has the meaning attributed thereto under the following heading in this Pan American Circular: “Information Concerning Tahoe – Summary of Operations – Producing Properties – Bell Creek Mine”.

“BLG” means Borden Ladner Gervais LLP;

“Broadridge” means Broadridge Investor Solutions Inc.;

“business day” means any day, other than a Saturday, a Sunday or a statutory or civic holiday in Vancouver, British Columbia;

“CALAS” means the Centre for Environmental, Legal and Social Action, a human rights organization based in Guatemala City;

“CALAS Claim” means the claim filed by anti-mining organization, CALAS, against MEM alleging that MEM violated the Xinka Indigenous communities’ right of consultation in advance of granting the Escobal mining license to Tahoe’s Guatemalan subsidiary, MSR;

“Canadian Competition Approval” means either: (a) the issuance of an Advance Ruling Certificate; or (b) the applicable waiting period under section 123 of the Competition Act has expired, been terminated by the Commissioner or waived and a No Action Letter has been issued in accordance with subsection 123(2) of the Competition Act; in each case on terms and conditions satisfactory to Pan American, acting reasonably;

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“Cash Consideration” means, for each Tahoe Share, $3.40 in cash;

“Cash Election” has the meaning ascribed thereto under the heading “Plan of Arrangement”;

“Cash Election Shares” has the meaning ascribed thereto under the heading “The Arrangement – Consideration”;

“Cassels” means Cassels Brock & Blackwell LLP;

“CDS” means CDS Clearing and Depository Services Inc. or its nominee, which as of the date hereof is CDS & Co.;

“Change of Control” means the occurrence of any one of the following: (a) the direct or indirect sale, transfer, conveyance, lease or other disposition (other than by way of consolidation, amalgamation or merger), in one transaction or a series of related transactions, of all or substantially all of the property and assets of Pan American and its subsidiaries, taken as a whole, to any person or group of persons acting jointly or in concert for the purposes of such transaction (other than to Pan American and its subsidiaries); (b) the consummation of any transaction including, without limitation, any consolidation, amalgamation, business combination, merger or issue of voting shares or other similar transaction, the result of which is that any person or group of persons acting jointly or in concert for purposes of such transaction (other than Pan American and its subsidiaries) becomes the beneficial owner, directly or indirectly, of more than 50% of the voting shares of Pan American, measured by voting power rather than number of shares (but will not include the creation of a holding company or similar transaction that does not involve a change in the beneficial ownership of Pan American); or (iii) a change in 50% or more of Pan American’s Board, resulting from the election or removal of directors at an annual meeting or special meeting of holders of Pan American Shares, or from a series of resignations and appointments of directors at a Pan American Board meeting, or from a combination thereof;

“Change of Control Date” means the date upon which (i) Pan American enters into a definitive agreement with any third party which would result in a Change of Control, or (ii) Pan American Shares are taken up pursuant to an unsolicited Take-Over Bid; provided that such date occurs prior to three business days after the date of delivery of the Achievement Certificate;

“CIBC” means CIBC World Markets Inc.;

“CIBC Fairness Opinion” means the fairness opinion of CIBC provided to Pan American in connection with the Arrangement, as set out in full at Schedule D to this Circular;

“CIM” means the Canadian Institute of Mining;

“Circular” means this management information circular dated December 4, 2018;

“Commission” means the Mexican Federal Economic Competition Commission (Comisión Federal de Competencia Económica);

“Commissioner” means the Commissioner of Competition appointed under the Competition Act and includes any person duly authorized to exercise the powers and perform the duties on behalf of the Commissioner of Competition;

“Competition Act” means the Competition Act (Canada), and includes the regulations made thereunder;

“Computershare” means Computershare Investor Services Inc.;

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“Consideration” means, in respect of each Tahoe Share held by a Tahoe Shareholder, either the Cash Consideration or the Share Consideration (subject to proration) and one CVR, receivable therefore by Tahoe Shareholders pursuant to the Plan of Arrangement;

“Consideration Shares” means the Pan American Shares to be issued pursuant to the Arrangement;

“Contemplated Reorganization Transaction” has the meaning ascribed thereto under the heading “Transaction Agreements – Arrangement Agreement – Other Covenants – Contemplation Reorganization Transaction”;

“Contingent Purchase Price” has the meaning ascribed thereto in this Circular under the heading “Frequently Asked Questions”;

“COSE” mean the Cap-Oeste-Sur Este project located in the province of Santa Cruz, Argentina;

“Court” means the Supreme Court of British Columbia;

“CVR” means a contingent value right of Pan American, each entitling the holder thereof to 0.0497 of a Pan American Share subject to the terms and conditions governed by the Rights Indenture and issued to Tahoe Shareholders in accordance with the terms of the Plan of Arrangement;

“CVR Holder” means the registered holder of CVRs;

“CVR Holder Committee” has the meaning ascribed thereto under the heading “The Arrangement – Rights Indenture – CVR Holder Committee”;

“CVR Payment Amount” has the meaning ascribed thereto in Section 1.1 of the Rights Indenture;

“Depositary” means Computershare Investor Services Inc., in its capacity as depositary under the Arrangement;

“Dispute Notice” has the meaning attributed thereto under the heading “The Arrangement – Rights Indenture – Dispute Mechanics”;

“Dispute Period” has the meaning attributed thereto under the heading “The Arrangement – Rights Indenture – Dispute Mechanics”;

“Dissent Rights” means the rights of dissent exercisable by registered Tahoe Shareholders in respect of the Arrangement described in Article 5 of the Plan of Arrangement;

“Dissenting Tahoe Shareholder” means a registered Tahoe Shareholder who validly exercises Dissent Rights and is entitled to be paid fair value of such Tahoe Shareholder’s Tahoe Shares in accordance with the Plan of Arrangement;

“Dissenting Tahoe Shares” means the Tahoe Shares held by Dissenting Tahoe Shareholders;

“DRS Statement” means a Direct Registration System statement evidencing ownership of a security;

“EDGAR” means the Electronic Data Gathering and Retrieval system of the SEC;

“Effective Date” means the date designated by Pan American, Subco and Tahoe by notice in writing as the effective date of the Arrangement after all of the conditions to completion of the Arrangement as set out in the Arrangement Agreement and the Final Order have been satisfied or waived;

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“Effective Time” means 12:01 a.m. (Vancouver time) on the Effective Date or such other time as Tahoe and Pan American may agree upon in writing;

“Eligible Holder” means a beneficial owner of Tahoe Shares immediately prior to the Effective Time (other than a Dissenting Shareholder) who is: (a) a resident of Canada for purposes of the Tax Act (other than a Tax Exempt Person), (b) a partnership any member of which is a resident of Canada for the purposes of the Tax Act (other than a Tax Exempt Person), or (c) an Eligible Non-Resident;

“Environmental Permits” means all Permits or program participation requirements with or from any Governmental Entity under any environmental laws;

“Escobal Matters” has the meaning ascribed thereto under the heading “Transaction Agreements – Arrangement Agreement – Covenants of Tahoe - Covenants relating to Conduct of Business”;

“Escobal Mine” means Tahoe’s underground silver-gold-lead-zinc mine located in southeast Guatemala, approximately 40 kilometers east-southeast of Guatemala City, in the Department of Santa Rosa;

“Escobal Report” has the meaning attributed thereto under the following heading in this Pan American Circular: “Information Concerning Tahoe – Summary of Operations – Producing Properties – Escobal Mine”;

“Escobal Mine Transfer” has the meaning ascribed thereto under the heading “The Arrangement – Rights Indenture – Covenants of Pan American and MSR”;

“Event of Default” has the meaning ascribed thereto under the heading “The Arrangement – Rights Indenture – Event of Default”;

“Exchange Ratio” means 0.2403;

“Final Order” means the order made after the application to the Court pursuant to subsection 291(4) of the BCBCA, in form and substance acceptable to Tahoe, Pan American and Subco, each acting reasonably, after a hearing upon the procedural and substantive fairness of the terms and conditions of the Arrangement, approving the Arrangement as such order may be amended, affirmed, modified, supplemented or varied by the Court (with the consent of Tahoe, Pan American and Subco, each acting reasonably) at any time prior to the Effective Date or, if appealed, then, unless such appeal is withdrawn or denied, as affirmed or as amended (provided that any such affirmation, amendment, modification, supplement or variation is acceptable to Tahoe, Pan American and Subco, each acting reasonably) on appeal;

“g/t” means grams per tonne;

“GAAP” means, generally accepted accounting principles as set out in the Canadian Institute of Chartered Accountants Handbook for an entity that prepares its financial statements in accordance with IFRS;

“Governmental Entity” means: (a) any multinational, federal, provincial, territorial, state, regional, municipal, local or other government, governmental department, central bank, court, tribunal, arbitral body, commission, commissioner, board, bureau, agency or entity, domestic or foreign; (b) any stock exchange, including the TSX, the NYSE and Nasdaq; (c) any subdivision, agent, commission, board or authority of any of the foregoing; or (d) any quasi-governmental or private body, including any tribunal, commission, regulatory agency or self-regulatory organization, exercising any administrative, regulatory, expropriation or taxing authority under or for the account of any of the foregoing;

“IFRS” means International Financial Reporting Standards;

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“Interim Order” means the order made after the application to the Court pursuant to subsection 291(2) of the BCBCA after being informed of the intention to rely upon the exemption from the registration requirements under Section 3(a)(10) of the U.S. Securities Act with respect to the Pan American Shares, the Replacement Options and the CVRs issued pursuant to the Arrangement, in form and substance acceptable to Tahoe and Pan American, each acting reasonably, providing for, among other things, the calling and holding of the Tahoe Meeting, as the same may be amended, affirmed, modified, supplemented or varied by the Court with the consent of Tahoe, Pan American and Subco, each acting reasonably;

“ILO 169” means the United National International Labour Organization convention regarding Indigenous and tribal peoples in independent countries;

“Key Regulatory Approvals” means those sanctions, rulings, consents, orders, exemptions, Permits and other approvals (including the lapse, without objection, of a prescribed time under a statute or regulation that states that a transaction may be implemented if a prescribed time lapses following the giving of notice without an objection being made) of Governmental Entities in those jurisdictions where either Party conducts material operations or into which either Party sells a material amount of silver, gold, doré, concentrate or other metal bearing ore, including conditional listing approval from the TSX for the Pan American Shares issued pursuant to the Plan of Arrangement, the Pan American Shares issuable pursuant to the CVRs and the Replacement Options issued pursuant to the Plan of Arrangement, but which for greater certainty excludes the Canadian Competition Approval;

“La Arena Report” has the meaning attributed thereto under the following heading in this Pan American Circular: “Information Concerning Tahoe – Summary of Operations – Producing Properties – La Arena Mine”;

“Laurel Hill” means Laurel Hill Advisory Group the proxy solicitation agent for the Special Meeting;

“law” or “laws” means all laws (including common law), by-laws, statutes, rules, regulations, principles of law and equity, orders, rulings, ordinances, judgements, injunctions, determinations, awards, decrees or other requirements, whether domestic or foreign, and the terms and conditions of any Permit of or from any Governmental Entity, and the term “applicable” with respect to such laws and in a context that refers to a Party to the Arrangement Agreement, means such laws as are applicable to such Party and/or its subsidiaries or their business, undertaking, property or securities and emanate from a person having jurisdiction over the Party and/or its subsidiaries or its or their business, undertaking, property or securities;

“Loan Documents” means the loan documents as defined in the Tahoe Credit Agreement;

“Locked-up Shareholders” means Tanya M. Jakusconek, Charles A. Jeannes, Drago G. Kisic, C. Kevin McArthur, Alan C. Moon, A. Dan Rovig, Paul B. Sweeney, James S. Voorhees, Kenneth F. Williamson, Brian Brodsky, Thomas F. Fudge, Jr., Edie Hofmeister, Elizabeth Dianne McGregor and Mark Sadler, who together hold 5,264,975 Tahoe Shares, 1,693,300 Tahoe Options, 247,800 Tahoe DSAs and 339,000 Tahoe PSAs;

“material fact” and “material change” have the meanings ascribed thereto in the Securities Act;

“MD&A” means management’s discussion and analysis;

“MEM” means Guatemala’s Ministry of Energy and Mines;

“Merged Company” has the meaning ascribed thereto under the heading “The Arrangement – Plan of Arrangement”;

“Merger” means the merger of Subco and Tahoe to form one corporate entity in connection with the Arrangement;

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“MI 61-101” means Multilateral Instrument 61-101 Protection of Minority Security Holders in Special Transactions of the Canadian Securities Administrations;

“mineral reserves” has the meanings ascribed to it by the Canadian Institute of Mining, Metallurgy and Petroleum, as the CIM Definition Standards on Mineral Resources and Mineral Reserves adopted by CIM Council, as amended;

“mineral resources” has the meanings ascribed to it by the Canadian Institute of Mining, Metallurgy and Petroleum, as the CIM Definition Standards on Mineral Resources and Mineral Reserves adopted by CIM Council, as amended;

“MSR” means Minera San Rafael S.A.;

“Mt” means million tonnes;

“Nasdaq” means the Nasdaq Stock Market;

“NI 43-101” means National Instrument 43-101 – Standards of Disclosure for Mineral Projects of the Canadian Securities Administrators;

“NI 62-104” means National Instrument 62-104 – Take-Over Bids and Issuer Bids of the Canadian Securities Commission;

“NGO” means non-governmental organization;

“NOBO” means a non-objecting beneficial holder of Pan American Shares;

“Non-Achievement Certificate” has the meaning ascribed thereto under the heading “The Arrangement – Rights Indenture – Payment Condition and Procedures”;

“Notice of Meeting” means the Notice of Special Meeting which accompanies this Circular;

“Notifiable Transaction” has the meaning ascribed thereto under the heading “Approvals – Competition Act Approval”;

“Notification” has the meaning ascribed thereto under the heading “Approvals – Competition Act Approval”;

“NYSE” means the New York Stock Exchange;

“OBO” means an objecting beneficial holder of Pan American Shares;

“Option Shares” means the Pan American Shares issuable on exercise of Replacement Options;

“Outside Date” means February 28, 2019 or such later date as may be agreed to in writing by Pan American and Tahoe;

“Pan American” or “us” or “we” or “our” or the “Company” means Pan American Silver Corp.;

“Pan American Annual Information Form” means the annual information form of Pan American dated March 22, 2018;

“Pan American Board” or “Board” means the board of directors of Pan American as the same is constituted from time to time;

SPECIAL MEETING OF SHAREHOLDERS

“Pan American Board Recommendation” means the recommendation made by the Pan American Board, after consultation with its financial and legal advisors, having determined unanimously that the Plan of Arrangement is fair to the Pan American Shareholders and is in the best interests of Pan American and has resolved unanimously to recommend to the Pan American Shareholders that they vote “FOR” the Pan American Resolutions;

“Pan American Change in Recommendation” has the meaning ascribed thereto under the heading “The Arrangement Agreement – Termination”;

“Pan American Disclosure Letter” means the disclosure letter executed by Pan American and delivered to Tahoe on November 14, 2018, concurrently with the execution of the Arrangement Agreement;

“Pan American Expense Payment” means a payment to Tahoe in the amount of $5 million in respect of the fees, costs and expenses incurred by Tahoe in connection with the Arrangement Agreement and Plan of Arrangement;

“Pan American Long Term Incentive Plan” means the Pan American Amended and Restated Share Option and Incentive Share Plan approved by Pan American Shareholders at their annual general meeting held on May 11, 2015;

“Pan American Material Adverse Effect” means any change, effect, event, occurrence, circumstance or state of facts that, individually or in the aggregate with other such changes, effects, events, occurrences or states of fact, is or would reasonably be expected to be material and adverse to the business, properties, assets, Permits, capital, liabilities (contingent or otherwise), operations, results of operations or condition (financial or otherwise) of Pan American and its subsidiaries, taken as a whole, other than any change, effect, event, occurrence or state of facts resulting from: (a) the public announcement of the execution of the Arrangement Agreement or the transactions contemplated hereby or the performance of any obligation hereunder; (b) any changes in general political, economic, financial or capital market conditions in Canada, the United States or globally; (c) any change or proposed change in any laws or the interpretation, application or non-application of any laws by any Governmental Entity; (d) any generally applicable changes in IFRS; (e) any natural disaster, war, armed hostilities, or act of terrorism; (f) conditions generally affecting the mining industry; (g) any change in currency exchange, interest or inflation rates; (h) any change in precious or base metals prices; or (i) any decrease in the market price or any decline in the trading volume of Pan American Shares on the TSX or Nasdaq (it being understood that any cause underlying such change in market price or trading volume may be taken into account in determining whether a Pan American Material Adverse Effect has occurred); provided that, notwithstanding the foregoing, any change, effect, event, occurrence or state of facts described in clauses (b), (c), (d), (e), (f) and (g) of this definition shall constitute a Pan American Material Adverse Effect to the extent that any such change, effect, event, occurrence or state of facts has or would reasonably be expected to have, individually or in the aggregate, a disproportionate impact on the business, properties, assets, Permits, capital, liabilities, operations, results of operations or condition (financial or otherwise) of Pan American and its subsidiaries, taken as a whole, relative to other industry participants of similar size and references in the Arrangement Agreement to dollar amounts are not intended to be and shall not be deemed to be illustrative or interpretive for purposes of determining whether a “Pan American Material Adverse Effect” has occurred;

“Pan American Options” means options to purchase Pan American Shares;

“Pan American Representatives” has the meaning ascribed thereto under the heading “Transaction Agreements – Arrangement Agreement – Covenants of Pan American – Pan American Non-Solicitation”;

“Pan American Resolutions” means, collectively, the Authorized Capital Resolution and the Share Issuance Resolution;

“Pan American RSU” means a notional share unit that entitles the holder to either cash or Pan American Shares at the discretion of the Pan American Board and vests over a two year period;

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“Pan American Share Value” means $14.1490, calculated by dividing $3.40 by 0.2403;

“Pan American Shareholders” means the holders of Pan American Shares;

“Pan American Shareholder Approval” means the approval by the Pan American Shareholders by special resolution of the Authorized Capital Resolution and by ordinary resolution of the Share Issuance Resolution at the Special Meeting;

“Pan American Shares” means the common shares without par value in the authorized share capital of Pan American;

“Pan American Termination Payment” means payment of the Termination Fee by Pan American to Tahoe;

“Parties” means, collectively, Tahoe and Pan American, and “Party” means any of them;

“Payment Condition” means after the Effective Date and following the receipt of any required export license or permits, when the first commercial shipment of concentrate from production at the Escobal Mine to a smelter, refiner, or other processor or to any purchaser, is loaded on or into containers, trucks, railway cars or other methods of transportation and crosses outbound the Escobal Mine site property boundary, and will not include any concentrate produced prior to the Effective Date from any Escobal Mine inventory;

“Payment Date” means a date established by Pan American that is the earlier of: (a) as soon as possible and in any event no later than three business days after the date of delivery of the Achievement Certificate; or (b) the Change of Control Date;

“Permit” means any license, permit, certificate, consent, order, grant, approval, agreement, classification, restriction, registration or other Authorization of, from or required by any Governmental Entity;

“person” includes an individual, partnership, association, body corporate, trustee, executor, administrator, legal representative, government (including any Governmental Entity) or any other entity, whether or not having legal status;

“Plan of Arrangement” means the plan of arrangement of Tahoe, substantially in the form set out at Schedule “A” to the Arrangement Agreement, and any amendments or variations thereto made in accordance with the Plan of Arrangement or upon the direction of the Court in the Final Order with the consent of Tahoe and Pan American, each acting reasonably;

“Record Date” means the close of business on November 29, 2018;

“Replacement Option” has the meaning ascribed thereto under the heading “Business to be Acted Upon at the Special Meeting – Resolutions to be Voted”;

“Replacement Option In-The-Money Amount” means in respect of a Replacement Option the amount, if any, by which the total fair market value of the Pan American Shares that a holder is entitled to acquire on exercise of the Replacement Option at and from the Effective Time exceeds the aggregate exercise price to acquire such Pan American Shares at that time;

“Required Holders” means registered holders of at least 25% of the outstanding contingent value rights issued pursuant to the Arrangement;

“Response Period” has the meaning attributed thereto under the heading “Transaction Agreements – Arrangement Agreement – Tahoe Non-Solicitation”;

SPECIAL MEETING OF SHAREHOLDERS

“Review Period” has the meaning attributed thereto under the heading “Transaction Agreements – Arrangement Agreement – Tahoe Non-Solicitation”;

“Rights Agent” means Computershare Trust Company of Canada or its successor or successors for the time being in its capacity as rights agent under the Rights Indenture, at its offices in Vancouver, British Columbia;

“Rights Certificate” means the certificate issued by the Rights Agent evidencing the CVRs;

“Rights Indenture” means the rights indenture to be entered into on the Effective Date between Pan American, MSR (or any other subsidiary holding the right, title and interest to the Escobal Mine) and the Rights Agent setting out the terms and conditions of the CVRs to be issued in accordance with the terms of the Plan of Arrangement, in substantially the form set out in Schedule F to this Pan American Circular;

“SEC” means the United States Securities and Exchange Commission;

“Section 3(a)(10) Exemption” means the exemption from the registration requirements of the U.S. Securities Act provided by Section 3(a)(10) thereof;

“Securities Act” means the Securities Act (British Columbia) and the rules, regulations and published policies made thereunder, as now in effect and as they may be promulgated or amended from time to time;

“securities laws” means the securities legislation of each of the provinces and territories of Canada, the policies and instruments of the Canadian Securities Administrators, the U.S. Securities Act and U.S. Exchange Act and all other applicable state, federal and provincial securities laws, rules and regulations and published policies thereunder, as now in effect and as they may be promulgated or amended from time to time;

“SEDAR” means the System for Electronic Document Analysis and Retrieval;

“Shahuindo Report” has the meaning attributed thereto under the following heading in this Pan American Circular: “Information Concerning Tahoe – Summary of Operations – Producing Properties – Shahuindo Mine”;

“Share Consideration” means, for each Tahoe Share, 0.2403 of a Pan American Share;

“Share Election” has the meaning ascribed thereto under the heading “Plan of Arrangement”;

“Share Election Share” has the meaning ascribed thereto under the heading “The Arrangement – Consideration”;

“Share Issuance Resolution” means the ordinary resolution of Pan American Shareholders approving the issuance of the Consideration Shares and Option Shares at the Special Meeting, in accordance with the policies of the TSX and Nasdaq, the full text of which is attached as Part II of Schedule B to this Circular;

“Special Meeting” means the special meeting of Pan American Shareholders to be held on Tuesday, January 8, 2019, including any adjournment or postponement thereof to be called for the purpose of obtaining Pan American Shareholder Approval;

“Subco” means 0799714 B.C. Ltd, a wholly-owned subsidiary of Pan American;

“subsidiary” has the meaning ascribed thereto in National Instrument 45-106 – Prospectus and Registration Exemptions of the Canadian Securities Administrators;

SPECIAL MEETING OF SHAREHOLDERS

“Superior Proposal” means any unsolicited bona fide written Acquisition Proposal from a person or persons who is or are, as at the date of the Arrangement Agreement, a party that deals at arm’s length with Tahoe, that is made after the date of the Arrangement Agreement (and is not obtained in violation of the Arrangement Agreement or any agreement between the person making such Acquisition Proposal and Tahoe) to acquire all of the outstanding Tahoe Shares (other than Tahoe Shares beneficially owned by the person or persons making such Acquisition Proposal) or all or substantially all of the assets of Tahoe and its subsidiaries on a consolidated basis, and (i) that is reasonably capable of being completed without undue delay, taking into account all financial, legal, regulatory and other aspects of such Acquisition Proposal and the person or persons making such Acquisition Proposal; (ii) that, if it relates to the acquisition of Tahoe Shares, is made to all Tahoe Shareholders on the same terms and conditions; (iii) that is not subject to any financing condition and in respect of which it has been demonstrated to the satisfaction of the Tahoe Board, acting in good faith (after receiving the advice of its outside legal advisors and the Tahoe Financial Advisor), that adequate arrangements have been made in respect of any required funds to complete such Acquisition Proposal; (iv) that is not subject to any due diligence or access condition; (v) that complies with securities laws; (vi) in respect of which the Tahoe Board unanimously determines, in its good faith judgment, after receiving the advice of its outside legal advisors and the Tahoe Financial Advisor, that (A) failure to recommend such Acquisition Proposal to the Tahoe Shareholders would be inconsistent with its fiduciary duties under applicable Law; and (B) having regard for all of the terms and conditions of the Acquisition Proposal, including all financial, legal, regulatory and other aspects of such proposal and the person making such proposal, such Acquisition Proposal, will, if consummated in accordance with its terms (but not assuming away any risk of non-completion), result in a transaction more favourable to the Tahoe Shareholders from a financial point of view than the transactions contemplated by the Arrangement Agreement, after taking into account any amendment to the terms of the Arrangement Agreement and the Plan of Arrangement proposed by Pan American pursuant to Section 7.3 of the Arrangement Agreement;

“Tahoe” means Tahoe Resources Inc.;

“Tahoe Annual Information Form” means the annual information form of Tahoe dated February 22, 2018;

“Tahoe Benefit Plans” means all agreements including health, welfare, supplemental unemployment benefit, bonus, incentive, profit sharing, deferred compensation, stock purchase, stock compensation, stock option, share appreciation rights, disability, pension or retirement plans and other employee compensation or benefit plans, policies, arrangements, practices or undertakings, whether oral or written, formal or informal, funded or unfunded, insured or uninsured which are maintained by or binding upon Tahoe or any of its subsidiaries;

“Tahoe Board” means the board of directors of Tahoe as the same is constituted from time to time;

“Tahoe Board Recommendation” means the unanimous determination of the Tahoe Board, after consultation with its financial and legal advisors, that the Plan of Arrangement is fair to the Tahoe Shareholders and is in the best interests of Tahoe, and the unanimous resolution of the Tahoe Board to the recommend to the Tahoe Shareholders that they vote in favour of the Arrangement Resolution;

“Tahoe Change in Recommendation” has the meaning ascribed thereto under the heading “The Arrangement Agreement – Termination”;

“Tahoe Circular” means the notice of the Tahoe Meeting and accompanying management information circular, including all schedules, appendices and exhibits thereto and enclosures therewith, to be sent to the Tahoe Shareholders in connection with the Tahoe Meeting, as amended, supplemented or otherwise modified from time to time;

“Tahoe Concessions” means any mining, mineral or exploration concession, claim, lease, license, Permit or other right to explore for, exploit, develop, mine or produce Minerals or any interest therein which Tahoe, any of the Tahoe Material Subsidiaries, or any of their subsidiaries owns or has a right or option to acquire or use, including for greater certainty the Escobal project, La Arena project, Shahuindo project, Bell Creek project and Timmins West project;

SPECIAL MEETING OF SHAREHOLDERS

“Tahoe Credit Agreement” means the second amended and restated credit agreement dated as of February 16, 2018 among Tahoe as borrower, the lenders from time to time party thereto, The Bank of Nova Scotia, as administrative agent, joint bookrunner, co-lead arranger and issuing bank, and HSBC Securities (USA) Inc., as co-lead arranger and joint bookrunner, as may be further amended, restated, supplemented, modified, replaced or renewed from time to time;

“Tahoe Disclosure Letter” means the disclosure letter executed by Tahoe and delivered to Pan American on November 14, 2018, concurrently with the execution of the Arrangement Agreement;

“Tahoe DSA” means a right to receive a Tahoe Share that will be issued to a participant upon the passage of time, continued employment by Tahoe or upon such other terms and conditions as the Tahoe Board may determine in its discretion;

“Tahoe DSA Holder” means a holder of Tahoe DSAs;

“Tahoe Fairness Opinions” means the oral opinions of the Tahoe Financial Advisors received by the Tahoe Board, that the consideration to be received pursuant to the Plan of Arrangement by the Tahoe Shareholders (other than Pan American and its affiliates) is fair, from a financial point of view, to such Tahoe Shareholders;

“Tahoe Lands” means any interests and rights in real and immoveable property interests, including property rights, fee lands, possession rights, licenses, leases, rights of way, rights to use, surface rights or easements (but excluding the Tahoe Concessions and the Tahoe Office Leases) which Tahoe or any of its subsidiaries have a right in or interest in or has an option or other right to acquire or use;

“Tahoe Long Term Incentive Plan” means the Tahoe Amended and Restated Share Option and Incentive Share Plan approved by Tahoe Shareholders at their annual general meeting held on May 3, 2018;

“Tahoe Material Adverse Effect” means any change, effect, event, occurrence, circumstance or state of facts that, individually or in the aggregate with other such changes, effects, events, occurrences or states of fact, is or would reasonably be expected to be material and adverse to the business, properties, assets, Permits, capital, liabilities (contingent or otherwise), operations, results of operations or condition (financial or otherwise) of Tahoe and its subsidiaries, taken as a whole, other than any change, effect, event, occurrence or state of facts resulting from: (a) the public announcement of the execution of the Arrangement Agreement or the transactions contemplated hereby or the performance of any obligation hereunder; (b) any changes in general political, economic, financial or capital markets conditions in Canada, the United States or globally; (c) any change or proposed change in any Laws or the interpretation, application or non-application of any laws by any Governmental Entity; (d) any generally applicable changes in IFRS; (e) any natural disaster, armed hostilities, war or act of terrorism; (f) conditions generally affecting the mining industry; (g) any change in currency exchange, interest or inflation rates; (h) any change in precious or base metals prices; (i) any matters related to the ILO 169 consultation process ordered pursuant to the Constitutional Court of Guatemala’s October 8, 2018 final order and any supplemental judicial orders or directions relating to such order or any non-governmental legal challenges related to such order; or (j) any decrease in the market price or any decline in the trading volume of Tahoe Shares on the TSX or the NYSE (it being understood that any cause underlying such change in market price or trading volume may be taken into account in determining whether a Tahoe Material Adverse Effect has occurred); provided that, notwithstanding the foregoing, any change, effect, event, occurrence or state of facts described in clauses (b), (c), (d), (e), (f) and (g) of this definition shall constitute a Tahoe Material Adverse Effect to the extent that any such change, effect, event, occurrence or state of facts has or would reasonably be expected to have, individually or in the aggregate, a disproportionate impact on the business, properties, assets, Permits, capital, liabilities (contingent or otherwise), operations, results of operations or condition (financial or otherwise) of Tahoe and its subsidiaries, taken as a whole, relative to other industry participants of similar size and references in the Arrangement Agreement to dollar amounts are not intended to be and shall not be deemed to be illustrative or interpretive for purposes of determining whether a “Tahoe Material Adverse Effect” has occurred;

SPECIAL MEETING OF SHAREHOLDERS

“Tahoe Meeting” means the special meeting of Tahoe Shareholders, including any adjournment or postponement thereof, to be called and held in accordance with the Interim Order to consider the Tahoe Resolution;

“Tahoe Option In-The-Money-Amount” means, in respect of a Tahoe Option, the amount, if any, by which the total fair market value of the Tahoe Shares that a holder is entitled to acquire on exercise of the Tahoe Option immediately before the Effective Time exceeds the aggregate exercise price to acquire such Tahoe Shares at that time;

“Tahoe Optionholders” means, at any particular time, the holders of Tahoe Options at that time;

“Tahoe Options” means the outstanding options to purchase Tahoe Shares;

“Tahoe PSA” means a unit credited by means of an entry on the books of Tahoe to a participant, representing the right to receive such a number of Tahoe Shares from treasury as determined in accordance with the Tahoe PSA Plan;

“Tahoe PSA Holder” means a holder of Tahoe PSAs;

“Tahoe PSA Plan” means Tahoe’s Performance Share Award Plan approved by Tahoe Shareholders at their annual general meeting held on May 3, 2018;

“Tahoe Representatives” means any officer, director, employee, representative (including any financial or other advisor) or agent of Tahoe or any of its subsidiaries, or any subsidiary;

“Tahoe Resolution” means the special resolution of the Tahoe Shareholders approving the Arrangement which is to be considered at the Tahoe Meeting substantially in the form and content of Schedule B to the Arrangement Agreement;

“Tahoe RSA” means a Tahoe Share subject to a restricted share award that is issued but which will only be delivered to the participant upon the passage of time, continued employment of the participant by Tahoe or upon such other terms and conditions as the Tahoe Board may determine in its discretion;

“Tahoe RSA Holder” means a holder of Tahoe RSAs;

“Tahoe SAR” means a Tahoe Share payment award which is settled in cash based on predetermined performance criteria determined by the Tahoe Board;

“Tahoe SAR Holder” means a holder of Tahoe SARs;

“Tahoe Securities” means a Tahoe Share, Tahoe Option, Tahoe DSA, Tahoe RSA, Tahoe PSA or Tahoe SAR;

“Tahoe Securityholders” means, collectively, the Tahoe Shareholders and the Tahoe Optionholders;

“Tahoe Shareholders” means, at any particular time, the holders of Tahoe Shares;

SPECIAL MEETING OF SHAREHOLDERS

“Tahoe Shareholder Approval” means the approval of the Tahoe Resolution by an affirmative vote of at least the following majorities: (a) 66 2⁄3% of the votes cast by Tahoe Shareholders present in person or represented by proxy and entitled to vote at the Tahoe Meeting, with each Tahoe Share entitling a Tahoe Shareholder to one vote; and (b) a simple majority of the votes cast by Tahoe Shareholders present in person or represented by proxy and entitled to vote at the Tahoe Meeting (excluding Tahoe Shares held by certain “related parties” and “interested parties” (as such terms are defined in MI 61-101) in accordance with the requirements of MI 61-101);

“Tahoe Shares” means the common shares without par value in the authorized share capital of Tahoe;

“Tahoe Special Committee” means the committee of independent directors formed by the Tahoe Board to consider the Arrangement;

“Take-Over Bid” means “take-over bid” within the meaning of National Instrument 62-104 – Take-Over Bids and Issuer Bids;

“Tax Act” means the Income Tax Act (Canada) and the regulations made thereunder, as now in effect and as they may be promulgated or amended from time to time;

“TD” means TD Securities Inc.;

“TD Fairness Opinion” means the fairness opinion of TD provided to Pan American in connection with the Arrangement, as set out in full at Schedule E to this Circular;

“Termination Date” means the termination date of the CVRs, being the date that is 10 years following the Effective Date;

“Termination Fee” a termination fee of $38 million;

“Timmins West Report” has the meaning attributed thereto under the following heading in this Pan American Circular: “Information Concerning Tahoe – Summary of Operations – Producing Properties – Timmins West Mine”;

“Trinity” means Trinity Advisors Corporation;

“TSX” means the Toronto Stock Exchange;

“United States” means the United States of America, its territories and possessions, any state of the United States and the District of Columbia;

“U.S. Exchange Act” means the United States Securities Exchange Act of 1934, as amended and the rules and regulations promulgated thereunder;

“U.S. Securities Act” means the United States Securities Act of 1933, as amended and the rules and regulations promulgated thereunder;

“Van Eck” means Van Eck Associates Corporation;

“VIF” means Voting Instruction Form;

“Voting Agreements” means the voting and support agreements dated November 14, 2018 (including all amendments thereto) between Pan American and the Locked-up Shareholders setting forth the terms and conditions upon which the Locked-up Shareholders have agreed, among other things, to vote their Tahoe Shares in favour of the Tahoe Resolution;

“VWAP” means volume weighted average price; and

“Waiver” has the meaning ascribed thereto under the heading “Approvals – Competition Act Approval”.

SPECIAL MEETING OF SHAREHOLDERS

SCHEDULE B

PAN AMERICAN RESOLUTIONS

BE IT RESOLVED THAT:

Part I

The maximum number of common shares (the “Pan American Shares”) without par value that Pan American (“Pan American”) is authorized to issue, of which 153,318,737 are issued and outstanding, be increased from 200,000,000 Pan American Shares without par value to 400,000,000 Pan American Shares without par value and the authorized share structure and the Notice of Articles of Pan American be altered accordingly;

Part II

1.                  The holders of Pan American Shares understand and, pursuant to the rules of the Toronto Stock Exchange, approve the issuance of up to 72,533,152 Pan American common shares, including those issuable upon conversion of Contingent Value Rights and the exercise of “Replacement Options”, to previous shareholders and optionholders of Tahoe Resources Inc. (“Tahoe”), as the case may be, in accordance with the arrangement described in the Management Proxy Circular of Pan American dated December 4, 2018 (the “Circular”), the arrangement agreement between Tahoe and Pan American dated November 14, 2018 (the “Arrangement Agreement”), and the related plan of arrangement (the “Plan of Arrangement”), the full text of which is set out in Appendix A to the Arrangement Agreement, representing approximately 47.3% of the currently outstanding Pan American Shares;

2.                  Notwithstanding that the foregoing resolutions have been passed by the shareholders of Pan American, the directors of Pan American are hereby authorized and empowered, without further notice to, or approval of, the shareholders of Pan American:

(a)	to amend the Arrangement Agreement or the Plan of Arrangement to the extent permitted by the Arrangement Agreement or the Plan of Arrangement; or

(b)	subject to the terms of the Arrangement Agreement, not to proceed with the Plan of Arrangement; and

3.                  Any officer or director of Pan American is hereby authorized and directed for and on behalf of Pan American to execute and deliver, whether under corporate seal of Pan American or not, all such agreements, forms waivers, notices, certificates, confirmations and other documents and instruments and to do or cause to be done all such other acts and things as in the opinion of such director or officer may be necessary, desirable or useful for the purpose of giving effect to these resolutions, the Arrangement Agreement and the completion of the Plan of Arrangement in accordance with the terms of the Arrangement Agreement, including:

(a)	all actions required to be taken by or on behalf of Pan American, and all necessary filings and obtaining the necessary approvals, consents and acceptances of appropriate regulatory authorities; and

(b)	the signing of the certificates, consents and other documents or declarations required under the Arrangement Agreement or otherwise to be entered into by Pan American;

such determination to be conclusively evidenced by the execution and delivery of such document, agreement or instrument or the doing of any such act or thing.

B-1

SCHEDULE C

Unaudited Pro Forma Consolidated Financial Statements

AS AT AND FOR THE NINE MONTH PERIOD ENDED SEPTEMBER 30, 2018

AND FOR THE YEAR ENDED DECEMBER 31, 2017

Pro Forma Interim Consolidated Statement of Financial Position As at September 30, 2018 (unaudited, in thousands of U.S. dollars)

	Pan American Silver Corp.	Tahoe Resources Inc.	Pro Forma Adjustments	Note 4	Pro Forma Consolidated
Assets
Current assets
Cash and cash equivalents	$186,424	$48,414	$(175,000)	a,f	$59,838
Short-term investments	66,233	—	—		66,233
Trade and other receivables	86,666	38,334	—		125,000
Income taxes receivable	26,664	—	—		26,664
Inventories	220,014	134,591	—		354,605
Derivative financial instruments	1,414	—	—		1,414
Prepaid expenses and other current assets	11,616	6,109	—		17,725
	599,031	227,448	(175,000)		651,479
Non-current assets
Mineral properties, plant and equipment	1,314,881	2,535,659	(1,305,367)	b	2,545,173
Long-term refundable tax	582	51,671	—		52,253
Deferred tax assets	13,575	372	—		13,947
Investment in associates	70,748	—	—		70,748
Other assets	2,313	—	—		2,313
Restricted cash	—	4,127	—		4,127
Goodwill	3,057	112,085	(112,085)	c	3,057
Total Assets	$2,004,187	$2,931,362	$(1,592,452)		$3,343,097

Liabilities
Current liabilities
Accounts payable and accrued liabilities	$121,580	$116,863	$42,000	d	$280,443
Current portion of provisions	4,774	106	—		4,880
Current portion of finance lease	6,353	2,348	—		8,701
Income tax payable	22,738	5,364	—		28,102
	155,445	124,681	42,000		322,126
Non-current liabilities
Long-term portion of provisions	57,432	64,590	—		122,022
Deferred tax liabilities	154,122	220,833	(195,195)	e	179,760
Long-term portion of finance lease	2,086	—	—		2,086
Long-term debt	—	100,000	100,000	f	200,000
Other long-term liabilities	38,929	3,763	—		42,692
Share purchase warrants	14,571	—	—		14,571
Total Liabilities	422,585	513,867	(53,195)		883,257

Equity
Capital and reserves
Issued capital	2,319,801	2,792,251	(1,984,648)	g	3,127,404
Share option reserve	22,460	21,093	91,542	h	135,095
Investment revaluation reserve	170	—	—		170
Deficit	(765,733)	(395,849)	353,849	i	(807,733)
Total Equity attributable to equity holders of the Company	1,576,698	2,417,495	(1,539,257)		2,454,936
Non-controlling interests	4,904	—	—		4,904
Total Equity	1,581,602	2,417,495	(1,539,257)		2,459,840
Total Liabilities and Equity	$2,004,187	$2,931,362	$(1,592,452)		$3,343,097

See accompanying notes to the pro forma interim consolidated financial statements

PAN AMERICAN SILVER CORP.         2

Pro Forma Interim Consolidated Income Statements Nine months ended September 30, 2018 (unaudited, in thousands of U.S. dollars, except per share amounts)

	Pan American Silver Corp.	Tahoe Resources Inc.	Pro Forma Adjustments	Note 4	Pro Forma Consolidated
Revenue	$611,138	$378,862	$—		$990,000
Cost of sales
Production costs	(379,459)	(216,507)	—		(595,966)
Depreciation and amortization	(110,044)	(107,188)	33,480	j	(183,752)
Care and maintenance	—	(24,989)	—		(24,989)
Royalties	(16,072)	(2,800)	—		(18,872)
	(505,575)	(351,484)	33,480		(823,579)

Mine operating earnings	105,563	27,378	33,480		166,421

General and administrative	(17,199)	(37,415)	—		(54,614)
Exploration and project development	(7,629)	(11,691)	—		(19,320)
Foreign exchange losses	(9,732)	(637)	—		(10,369)
Impairments	—	(170,000)	170,000	k	—
Gains on commodity and foreign currency contracts	4,406	—	—		4,406
Gains on sale of mineral properties, plant and equipment	8,029	—	—		8,029
Share of income from associate and dilution gain	13,861	—	—		13,861
Other expense	(864)	(507)	—		(1,371)

Earnings (loss) from operations	96,435	(192,872)	203,480		107,043

Loss on derivatives	(1,018)	—	—		(1,018)
investment (loss) income	(5,834)	174	—		(5,660)
Interest and finance recovery (expense)	1,144	(3,392)	(5,274)	l	(7,522)
Earnings (loss) before income taxes	90,727	(196,090)	198,206		92,843
Income tax expense	(15,109)	(16,325)	(10,044)	m	(41,478)
Net earnings (loss) for the period	$75,618	$(212,415)	$188,162		$51,365

Attributable to:
Equity holders of the Company	$74,103	$(212,415)	$188,162		$49,850
Non-controlling interests	1,515	—	—		1,515
	$75,618	$(212,415)	$188,162		$51,365
Earnings (loss) per share attributable to common shareholders
Basic earnings (loss) per share	$0.48	$(0.68)	$(0.73)		$0.24
Diluted earnings (loss) per share	$0.48	$(0.68)	$(0.78)		$0.21
Weighted average shares outstanding (in 000’s) Basic	153,302	313,412	(257,422)		209,291
Weighted average shares outstanding (in 000’s) Diluted	153,515	313,412	(241,823)		240,704

See accompanying notes to the pro forma interim consolidated financial statements

PAN AMERICAN SILVER CORP.         3

Pro Forma Interim Consolidated Income Statements Year ended December 31, 2017 (unaudited, in thousands of U.S. dollars, except per share amounts)

	Pan American Silver Corp.	Tahoe Resources Inc.	Pro Forma Adjustments	Note 4	Pro Forma Consolidated
Revenue	$816,828	$733,557	$—		$1,550,385
Cost of sales
Production costs	(500,670)	(348,146)	—		(848,816)
Depreciation and amortization	(122,888)	(153,016)	46,980	j	(228,924)
Care and maintenance	—	(24,855)	—		(24,855)
Royalties	(24,510)	(15,570)	—		(40,080)
	(648,068)	(541,587)	46,980		(1,142,675)

Mine operating earnings	168,760	191,970	46,980		407,710

General and administrative	(21,397)	(45,788)	—		(67,185)
Exploration and project development	(19,755)	(18,522)	—		(38,277)
Foreign exchange gains (losses)	1,823	(2,441)	—		(618)
Impairment reversals	61,554	—	—		61,554
Gains on commodity and foreign currency contracts	606	—	—		606
Gains on sale of mineral properties, plant and equipment	191	—	—		191
Share of income from associate and dilution gain	2,052	—	—		2,052
Other expense	(5,505)	(2,853)	—		(8,358)

Earnings from operations	188,329	122,366	46,980		357,675

Transaction costs	—	—	(42,000)	n	(42,000)
Gain on derivatives	64	—	—		64
Investment income	1,277	743	—		2,020
Interest and finance expense	(7,185)	(3,282)	(5,513)	l	(15,980)
Earnings before income taxes	182,485	119,827	(533)		301,779
Income tax expense	(59,034)	(38,034)	(14,094)	m	(111,162)
Net earnings for the period	$123,451	$81,793	$(14,627)		$190,617

Attributable to:
Equity holders of the Company	$120,991	$81,793	$(14,627)		$188,157
Non-controlling interests	2,460	—	—		2,460
	$123,451	$81,793	$(14,627)		$190,617
Earnings per share attributable to common shareholders
Basic earnings per share	$0.79	$0.26	$0.06		$0.90
Diluted earnings per share	$0.79	$0.26	$0.06		$0.84
Weighted average shares outstanding (in 000’s) Basic	153,070	312,804	(256,815)		209,059
Weighted average shares outstanding (in 000’s) Diluted	153,353	312,834	(241,215)		224,972

See accompanying notes to the pro forma consolidated financial statements

PAN AMERICAN SILVER CORP.         4

Notes to the Pro forma Condensed Consolidated Financial Statements

(Unaudited tabular amounts are in thousands of U.S. dollars except number  of shares,

options, warrants, and per share amounts, unless otherwise noted)

1. NATURE OF OPERATIONS

Pan American Silver Corp. (“PAAS”) is the ultimate parent company of its subsidiary group (collectively, the “Company”, or “Pan American”). Pan American Silver Corp. is incorporated and domiciled in Canada, and its office is at Suite 1500 - 625 Howe Street, Vancouver, British Columbia, V6C 2T6.

The Company is engaged in the production and sale of silver, gold and base metals including copper, lead and zinc as well as other related activities, including exploration, extraction, processing, refining and reclamation. The Company’s primary products (precious metals) are produced in Peru, Mexico, Canada, Argentina and Bolivia. Additionally, the Company has project development activities in Peru, Mexico and Argentina, and exploration activities throughout South America and Mexico. As at September 30, 2018 the Escobal mine continued to be on care and maintenance pending satisfactory completion of the ILO 169 consultation process by the Ministry of Energy and Mines in Guatemala.

2. BASIS OF PRESENTATION

These unaudited pro forma consolidated financial statements of the Corporation have been prepared by management of the Company using accounting policies consistent with International Financial Reporting Standards (“IFRS”) from information derived from the financial statements of the Pan American and Tahoe Resources Inc. (“Tahoe”) with other information available to Pan American.

The unaudited pro forma consolidated financial statements have been prepared for inclusion in the Information Circulars of the Company and Tahoe dated December 4, 2018 (the “Circulars”), in conjunction with the proposed acquisition of all the common shares of Tahoe by Pan American (the “Acquisition”). The Acquisition is subject to certain shareholder, court and regulatory approvals.

In the opinion of management, the unaudited pro forma consolidated financial statements include all adjustments necessary for fair presentation of the matters described below:

Under the terms of the Acquisition, Tahoe shareholders may elect to receive US$3.40 in cash or 0.2403 Pan American shares for each Tahoe share, subject in each case to pro-ration based on a maximum cash consideration of US$275 million and a maximum number of Pan American shares issued of 56.0 million, totaling US$1,067 million (the “Base Purchase Price”). The Base Purchase Price represents a premium of 34.9% to Tahoe’s volume weighted average price (“VWAP”) for the 20-day period ending on November 13, 2018.

In addition, Tahoe shareholders will receive contingent consideration in the form of contingent value rights (“CVRs”), that will be exchanged for 0.0497 Pan American shares for each Tahoe share, valued at approximately US$221 million as at November 13, 2018, and payable upon first commercial shipment of concentrate following restart of operations at the Escobal mine (the “Contingent Purchase Price”). The CVRs will be transferable and have a term of 10 years. The total consideration, including the Base Purchase Price and the Contingent Purchase Price, is US$4.10 per share representing a premium of 62.8% to Tahoe’s VWAP for the 20-day period ending on November 13, 2018.

At closing, existing Pan American and Tahoe shareholders will own approximately 73% and 27% of Pan American, respectively. Upon satisfaction of the payment conditions under the terms of the CVR, Pan American and Tahoe shareholders will own approximately 68% and 32%, respectively, of the combined company (based upon the number of Pan American shares outstanding following completion of the Acquisition).

The unaudited pro forma consolidated financial statements are not necessarily indicative of the operating results or financial condition that would have been achieved if the proposed Acquisition had been completed on the dates or for the periods presented, nor do they purport or project the results of operations or financial position of the combined entities for any future period or as of any future date.

PAN AMERICAN SILVER CORP.        5

Notes to the Pro forma Condensed Consolidated Financial Statements

(Unaudited tabular amounts are in thousands of U.S. dollars except number  of shares,

options, warrants, and per share amounts, unless otherwise noted)

The pro forma adjustments and preliminary purchase price allocation have been determined from information available to the management of the Company at the time and incorporates and reflects management’s preliminary assessment of the fair value of the net assets to be acquired. The allocation of the purchase price to the assets and liabilities of Tahoe will be finalized after the Acquisition has been completed and the final fair values of the assets and liabilities have been determined and related goodwill, if applicable and, accordingly, the purchase price allocation is subject to change.

The unaudited pro forma consolidated financial statements of the Corporation have been compiled from and include:

a)

an unaudited pro forma consolidated statement of financial position as at September 30, 2018, giving effect to the Acquisition and various pro forma assumptions and adjustments described in Notes 4 as if those had occurred on September 30, 2018, therefore combining the condensed unaudited consolidated statement of financial position of the Company as at September 30, 2018 and the unaudited statement of financial position of Tahoe as at September 30, 2018.

b)

an unaudited pro forma consolidated statement of earnings for the nine-month period ended September 30, 2018 giving effect to the Acquisition and various pro forma assumptions and adjustments described in Note 4 as if those had occurred on January 1, 2017, therefore combining the condensed unaudited consolidated statement of earnings of the Company for the nine-month period ended September 30, 2018, and the condensed unaudited consolidated statement of Tahoe for the nine-month period ended September 30, 2018.

c)

an condensed unaudited consolidated pro forma statement of earnings for the year ended December 31, 2017, giving effect to the Acquisition and various pro forma assumptions and adjustments described in Note 4 as if those had occurred on January 1, 2017, therefore combining the audited consolidated statement of earnings of the Company for the year ended December 2017 and the audited consolidated statement of earnings of Tahoe for the year ended December 31, 2017.

The unaudited pro forma consolidated financial statements should be read in conjunction with the description of the Acquisition included elsewhere in the Circular.

The unaudited pro forma consolidated financial statements should also be read in conjunction with the audited and condensed unaudited consolidated financial statements of Pan American and Tahoe incorporated by reference in the Circular.

The unaudited pro forma information and adjustments, including the preliminary allocation of purchase price, are based upon preliminary estimates of fair values of assets acquired and liabilities assumed, current available information and certain assumptions that management believe are reasonable in the circumstances. The actual adjustments to the consolidated financial statements as of the closing date of the Acquisition will depend on a number of factors, including, among others, the Pan American share price, additional information available, and the net assets of Tahoe on the closing date of the Acquisition, and as a result the actual adjustments will differ from the pro forma adjustments.

PAN AMERICAN SILVER CORP.        6

Notes to the Pro forma Condensed Consolidated Financial Statements

(Unaudited tabular amounts are in thousands of U.S. dollars except number  of shares,

options, warrants, and per share amounts, unless otherwise noted)

 3. SIGNIFICANT ACCOUNTING POLICIES

The accounting policies used in the preparation of these unaudited pro forma condensed consolidated financial statements are those set out in the Company’s audited consolidated financial statements for the year ended December 31, 2017, and the related notes contained therein, and the unaudited condensed interim consolidated financial statements for the three and nine months ended September 30, 2018, and the related notes contained therein. In preparing the unaudited pro forma condensed consolidated financial statements a review was undertaken to identify accounting policy differences where the impact was potentially material and could be reasonably estimated. The significant accounting policies of Tahoe conform in all material respects to those of Pan American.

 4. PRO FORMA ASSUMPTIONS AND ADJUSTMENTS RELATED TO THE ACQUISITION

Pro forma preliminary purchase price allocation

The pro forma estimated fair value of the consideration to be paid in the Acquisition is as follows:

Consideration:	Shares Issued/Issuable	Consideration
Fair value estimate of the Pan American share consideration (1)	55,989,314	$807,603
Fair value estimate of the contingent value rights (2)	15,599,832	112,508
Expected cash (1)	—	275,000
Fair value estimate of replacement options (3)	—	127
Total Consideration	71,589,146	$1,195,238

(1) Assumed that Tahoe shareholders elect the maximum $275.0 million allowable cash conversion option of 313.3 million issued and outstanding Tahoe shares with remainder converted to Pan American shares on a pro-ration basis, the consideration value is based on an assumed value of CAD $19.04 per share.

(2) Assumed fair value of the CVRs based on 15.6 million Pan American shares at the September 30, 2018 closing price of CAD $19.04, multiplied by 50%, to reflect the uncertainty of the shares becoming issuable.

(3) Assumed fair value of 3.5 million Tahoe options that upon the Acquisition close are assumed to vest and convert into 850.2 thousand Pan American Silver stock options (the, “Replacement options”). The fair value of the Replacement options was determined using the a Black-Scholes option pricing model, as at September 30 2018, which included the following assumptions:

Share price at September 30, 2018 (Canadian dollars)	$19.04
Exercise price	$11.67 - 88.31
Expected volatility (1)	40.75%
Expected life (years)	0.2 - 1.0
Expected dividend yield	0.78%
Risk-free interest rate	0.93%
Fair value (CAD)	$167,484
CAD to USD exchange rate at September 30, 2018	$0.7576
Fair value (USD)	$126,882

PAN AMERICAN SILVER CORP.        7

Notes to the Pro forma Condensed Consolidated Financial Statements

(Unaudited tabular amounts are in thousands of U.S. dollars except number  of shares,

options, warrants, and per share amounts, unless otherwise noted)

The estimated allocation of the pro forma consideration is summarized in the table below, and is subject to final valuation:

Allocation of consideration:	Consideration
Cash and cash equivalents	$48,414
Accounts receivable	38,334
Inventory	134,591
Other current assets	6,109
Mineral properties, plant and equipment	1,230,292
Other assets	55,798
Accounts payable and accrued liabilities	(119,317)
Provision for closure and decommissioning liabilities	(68,353)
Current and deferred income tax liabilities	(30,630)
Debt	(100,000)
$1,195,238

Pro forma adjustments to the consolidated statement of financial position

The unaudited pro forma condensed consolidated statement of financial position reflects the following adjustments as if the business combination of the Company and Tahoe had occurred on September 30, 2018:

a)	Cash payment of $275.0 million to Tahoe shareholders on conversion of Tahoe shares net of $100.0 million proceeds from draw on revolving credit facility (Note 4f).

b)	Adjustments arising from the purchase price allocation of consideration paid.

c)	Reversal of Tahoe goodwill.

d)	Accrual of for the assumed transaction costs associated with the Acquisition ($42.0 million)

e)	Net deferred tax liabilities assumed to arise upon the Acquisition.

f)

Net cash proceeds of $200.0 million drawn from the Company’s previously undrawn $300.0 million revolving credit facility, $100.0 million of which is assumed to be used for the settlement of Tahoe’s previously drawn credit facility, with the remaining $100.0 included in the pro forma cash balance.

g)

Elimination of the share capital of Tahoe upon consolidation ($2,792.3 million), and the increase in share capital associated with the new issuance of Pan American shares upon the Acquisition PAAS share ($807.6 million).

h)	Share option reserve adjustment of ($91.5 million), comprised of the following:

i.	Decrease to eliminate Tahoe equity ($21.1 million).

ii.	Increase that represents the fair value of the CVRs issued as contingent consideration in the Acquisition ($112.5 million).

iii.	Increase that represents the fair value of the Replacement options ($0.1 million).

i)	Elimination of the Tahoe retained deficit upon consolidation ($395.8 million), and assumed transaction costs associated with the Acquisition costs ($42.0 million).

PAN AMERICAN SILVER CORP.        8

Notes to the Pro forma Condensed Consolidated Financial Statements

(Unaudited tabular amounts are in thousands of U.S. dollars except number  of shares,

options, warrants, and per share amounts, unless otherwise noted)

Pro forma adjustments to the consolidated income statements

The unaudited pro forma consolidated income statements for the nine months ended September 30, 2018 and year ended December 31, 2017 reflect the following adjustments as if the business combination of the Company and Tahoe had occurred on January 1, 2017:

j)	Recalculated and adjusted depletion expense, based on carrying value changes to asset subject to depletion that will arise on purchase price allocation adjustment.

k)	Reversal of the Tahoe impairments recorded that would not otherwise have been required based on the revised asset carrying values adjusted upon the assumed purchase price allocation.

l)

Assumed interest on $200.0 million drawn from the Company’s previously undrawn $300.0 million revolving credit facility at an assumed interest rate of 2.6% and 0.5% in standby charges on the remaining undrawn amounts.

m)	Tax impact of the assumed adjustments.

n)	Estimated transaction costs associated with the Acquisition ($42.0 million).

PAN AMERICAN SILVER CORP.        9

SCHEDULE D

CIBC OPINION

CIBC World Markets Inc. 12th Floor, 400 Burrard St. Vancouver, BC V6C 3A6 Tel: 604 891-6300

November 13, 2018

The Board of Directors

of Pan American Silver Corp.

1440-625 Howe St.

Vancouver, British Columbia

Canada V6C 2T6

To the Board of Directors:

CIBC World Markets Inc. (“CIBC’’, “we”, “us” or “our”) understands that Pan American Silver Corp. (“Pan American” or the “Company”) is proposing to enter into an arrangement agreement (the “Arrangement Agreement”) with Tahoe Resources Inc. (“Tahoe” or the “Target”) providing for, among other things, the acquisition (the “Proposed Transaction”) by Pan American of all of the outstanding common shares of Tahoe (the “Shares”).

Unless otherwise specified herein, any capitalized herein that are not defined shall have the meanings given to them in the Arrangement Agreement.

We understand that pursuant to the Arrangement Agreement:

a)

the Company will acquire each of the issued and outstanding Shares in consideration for either (i) US$3.40 in cash or (ii) 0.2403 Pan American common shares, subject in each case to pro-ration based on a maximum cash consideration of US$275 million and a maximum number of Pan American common shares issued of 56.1 million (the “Base Purchase Price”);

b)

Tahoe shareholders will also receive contingent consideration in the form of contingent value rights (“CVRs”), that will be exchanged for 0.0497 Pan American common shares for each Tahoe share, payable upon first commercial shipment of concentrate following the restart of operations at the Escobal mine (the “Contingent Purchase Price”);

c)	Taken together, the Base Purchase Price and Contingent Purchase Price represent total consideration to be paid by Pan American pursuant to the Arrangement Agreement (the “Consideration”);

d)	the Proposed Transaction will be effected by way of a plan of arrangement under the Business Corporations Act (British Columbia);

e)

the completion of the Proposed Transaction will be conditional upon, among other things, (i) approval by at least two-thirds of the votes cast by the shareholders of the Target who are present in person or represented by proxy at the special shareholder meeting of such securityholders (the “Special Meeting”), (ii) approval by a simple majority of the votes cast by the shareholders of the Target, excluding shares held by certain “related parties” and “interested parties” (each as defined in MI 61-101), who are present in person or represented by proxy at the Special Meeting, (iii) approval from a simple majority of Pan American shareholders in respect of the share issuance in connection with the Proposed Transaction and approval from at least two-thirds of Pan American’s shareholders to an increase in Pan American’s authorized share capital, (iv) certain regulatory approvals, and (v) other customary closing conditions; and

f)

the terms and conditions of the Proposed Transaction will be described in management information circulars of the Company and Target that will be mailed to their respective shareholders in connection with the special shareholder meetings.

Engagement of CIBC

By letter agreement dated October 30, 2018, effective November 9, 2017 (the “Engagement Agreement”), the Company retained CIBC to act as financial advisor to the Company and its board of directors (the “Board of Directors”) in connection with the Proposed Transaction. Pursuant to the Engagement Agreement, the Company has requested that we prepare and deliver to the Board of Directors our written opinion (the “Opinion”) as to the fairness, from a financial point of view, of the Consideration to be paid by the Company pursuant to the Arrangement Agreement.

CIBC will be paid a fee for rendering the Opinion and will be paid an additional fee that is contingent upon the completion of the Proposed Transaction or any alternative transaction. The Company has also agreed to reimburse CIBC for its reasonable out-of-pocket expenses and to indemnify CIBC in respect of certain liabilities that might arise out of our engagement.

Credentials of CIBC

CIBC is one of Canada’s largest investment banking firms with operations in all facets of corporate and government finance, mergers and acquisitions, equity and fixed income sales and trading and investment research. The Opinion expressed herein is the opinion of CIBC and the form and content herein have been approved for release by a committee of its managing directors and internal counsel, each of whom is experienced in merger, acquisition, divestiture and valuation matters.

Scope of Review

In connection with rendering our Opinion, we have reviewed and relied upon, among other things, the following:

i)	a draft dated November 13, 2018 of the Arrangement Agreement;
ii)	a draft dated November 13, 2018 of the Rights Indenture;
iii)	the annual reports, including the comparative audited financial statements and management’s discussion and analysis, of Tahoe and Pan American for the fiscal years ended December 2015, 2016 and 2017;
iv)

the interim reports, including the comparative unaudited financial statements and management’s discussion and analysis, of Tahoe and Pan American for the three and nine months ended September 30, 2018;

v)	the annual information form of Tahoe and Pan American for the fiscal years ended December 2015, 2016 and 2017;
vi)	the management information circular of Tahoe dated March 9, 2018 relating to the annual meeting of shareholders held on May 3, 2018;
vii)	certain internal financial, operational, corporate and other information prepared or provided by the management of the Company, including internal operating and financial budgets and projections;
viii)	selected public market trading statistics and relevant financial information of the Company and other public entities;
ix)	selected financial statistics and relevant financial information with respect to relevant precedent transactions;
x)	selected relevant reports published by equity research analysts and industry sources regarding the Company and other comparable public entities;
xi)	a certificate addressed to us, dated as of the date hereof, from two senior officers of the Company, as to the completeness and accuracy of the Information (as defined below); and
xii)	such other information, analyses, investigations, and discussions as we considered necessary or appropriate in the circumstances.

In addition, we have participated in discussions with members of the senior management of the Company regarding its past and current business operations, financial condition and future prospects. We have also participated in discussions with Borden Ladner Gervais LLP, external legal counsel to the Company, concerning the Proposed Transaction, the Arrangement Agreement and related matters.

Assumptions and Limitations

Our Opinion is subject to the assumptions, qualifications and limitations set forth below.

We have not been asked to prepare and have not prepared a formal valuation or appraisal of any of the assets or securities of the Company, the Target or any of their respective affiliates and our Opinion should not be construed as such, nor have we been requested to identify, solicit, consider or develop any potential alternatives to the Proposed Transaction.

With your permission, we have relied upon, and have assumed the completeness, accuracy and fair presentation of all financial and other information, data, advice, opinions and representations obtained by us from public sources, or provided to us by the Company or its affiliates or advisors or otherwise obtained by us pursuant to our engagement, and our Opinion is conditional upon such completeness, accuracy and fair presentation. We have not been requested to or attempted to verify independently the accuracy, completeness or fairness of presentation of any such information, data, advice, opinions and representations. We have not met separately with the independent auditors of the Company in connection with preparing this Opinion and with your permission, we have assumed the accuracy and fair presentation of, and relied upon, the Company’s audited financial statements and the reports of the auditors thereon and the Company’s interim unaudited financial statements.

With respect to the historical financial data, operating and financial forecasts and budgets provided to us concerning the Company and relied upon in our financial analyses, we have assumed that they have been reasonably prepared on bases reflecting the most reasonable assumptions, estimates and judgments of management of the Company, having regard to the Company’s business, plans, financial condition and prospects.

We have assumed that all of the representations and warranties contained in the Arrangement Agreement are correct as of the date hereof and that the Proposed Transaction will be completed substantially in accordance with its terms and in accordance with the terms of the Rights Indenture, and all applicable laws and that the Circular will disclose all material facts relating to the Proposed Transaction and will satisfy all applicable legal requirements.

Our analysis also assumes that (i) the Guatemala Ministry of Energy and Mines successfully completes the ILO 169 consultation process, and that (ii) as a result of the Payment Condition being met, the CVR Payment Amount is issued to all holders of all Rights in accordance with the terms and conditions of the Rights Indenture (capitalized terms used in this paragraph and not otherwise defined have the meaning ascribed to those terms in the Rights Indenture).

The Company has represented to us, in a certificate of two senior officers of the Company dated the date hereof, among other things, that the information, data and other material (financial or otherwise) provided to us by or on behalf of the Company, including the written information and discussions concerning the Company referred to above under the heading “Scope of Review” (collectively, the “Information”), are complete and correct at the date the Information was provided to us and that, since the date on which the Information was provided to us, there has been no material change, financial or otherwise, in the financial condition, assets, liabilities (contingent or otherwise), business, operations or prospects of the Company or any of its affiliates and no material change has occurred in the Information or any part thereof which would have or which would reasonably be expected to have a material effect on the Opinion.

We are not legal, tax or accounting experts and we express no opinion concerning any legal, tax or accounting matters concerning the Proposed Transaction or the sufficiency of this letter for your purposes.

Our Opinion is rendered on the basis of securities markets, economic and general business and financial conditions prevailing as at the date hereof and the conditions and prospects, financial and otherwise, of the Company as they are reflected in the Information and as they were represented to us in our discussions with management of the Company and its affiliates and advisors. In our analyses and in connection with the preparation of our Opinion, we made numerous assumptions with respect to industry performance, general business, markets and economic conditions and other matters, many of which are beyond the control of any party involved in the Proposed Transaction.

The Opinion is being provided to the Board of Directors for its exclusive use only in considering the Proposed Transaction and may not be published, disclosed to any other person, relied upon by any other person, or used for any other purpose, without the prior written consent of CIBC. Our Opinion is not intended to be and does not constitute a recommendation to the Board of Directors as to whether they should approve the Arrangement Agreement nor as a recommendation to any Shareholder as to how to vote or act at the special shareholder meeting or as an opinion concerning the trading price or value of any securities of the Company or the Target following the announcement or completion of the Proposed Transaction.

CIBC believes that its financial analyses must be considered as a whole and that selecting portions of its analyses and the factors considered by it, without considering all factors and analyses together, could create a misleading view of the process underlying the Opinion. The preparation of a fairness opinion is complex and is not necessarily susceptible to partial analysis or summary description and any attempt to carry out such could lead to undue emphasis on any particular factor or analysis.

The Opinion is given as of the date hereof and, although we reserve the right to change or withdraw the Opinion if we learn that any of the information that we relied upon in preparing the Opinion was inaccurate, incomplete or misleading in any material respect, we disclaim any obligation to change or withdraw the Opinion, to advise any person of any change that may come to our attention or to update the Opinion after the date of this Opinion.

Opinion

Based upon and subject to the foregoing and such other matters as we considered relevant, it is our opinion, as of the date hereof, that the Consideration to be paid by the Company pursuant to the Arrangement Agreement is fair, from a financial point of view, to the Company.

Yours very truly,

SCHEDULE E

TD OPINION

TD Securities
TD Securities Inc. 700 West Georgia Street
Suite 1700, Pacific Centre
Vancouver, B. C., V7Y 1B6

November 13, 2018

The Board of Directors of Pan American Silver Corp.

625 Howe Street, Suite 1440

Vancouver, B.C.

V6C 2T6

To the Board of Directors of Pan American Silver Corp.:

TD Securities Inc. (“TD Securities”) understands that Pan American Silver Corp. (‘‘Pan American”) is considering entering into an arrangement agreement (the “Arrangement Agreement”) with Tahoe Resources Inc. (“Tahoe’’), pursuant to which Pan American would acquire all of the issued and outstanding common shares of Tahoe (the “Tahoe Common Shares”) pursuant to an arrangement under the Business Corporations Act (British Columbia) (the “Arrangement”). Pursuant to the terms of the Arrangement, the holders of Tahoe Common Shares (the “Tahoe Shareholders’’) can elect to receive (i) US$3.40 in cash or (ii) 0.2403 Pan American common shares (“Pan American Common Shares’’) per Tahoe Common Share, subject to proration such that the aggregate cash consideration does not exceed US$275 million, as well as a contingent value right which automatically converts into 0.0497 of a Pan American Common Share upon first commercial shipment of concentrate from production at the Escobal mine following closing of the Arrangement (collectively, the “Consideration”). The above description is summary in nature. The specific terms and conditions of the Arrangement are set out in the Arrangement Agreement and are to be more fully described in the notice of special meeting of shareholders and management information circular (the “Information Circular”) which is to be sent to holders of Pan American common shares (“Pan American Shareholders’’) in connection with the Arrangement.

ENGAGEMENT OF TD SECURITIES

TD Securities was initially contacted by Pan American in November 2018 regarding a potential advisory assignment. TD Securities was formally engaged by Pan American pursuant to an engagement agreement effective November 5, 2018, to provide financial advisory services to Pan American in connection with the Arrangement (the “Engagement Agreement”).

Pursuant to the Engagement Agreement, Pan American has asked TD Securities to prepare and deliver to the Board of Directors of Pan American an opinion (the ‘‘Opinion’’) regarding the fairness, from a financial point of view, to Pan American of the Consideration to be paid by Pan American to Tahoe Shareholders pursuant to the Arrangement. TD Securities has not prepared a valuation of Pan American, Tahoe or any of their respective securities or assets and the Opinion should not be construed as such.

The terms of the Engagement Agreement provide that TD Securities will receive a fee for its services, no portion of which is contingent upon the conclusions reached in the Opinion, the execution of the Arrangement Agreement or the closing of the Arrangement, and will be reimbursed for its reasonable out-of-pocket expenses. Furthermore, Pan American has agreed to indemnify TD Securities, in certain circumstances, against certain expenses, losses, claims, actions, suits, proceedings, investigations, damages and liabilities which may arise directly or indirectly from services performed by TD Securities in connection with the Engagement Agreement.

  ® The TD logo and other trade-marks are the property of The Toronto-Dominion Bank

TD Securities

On November 13, 2018, TD Securities orally delivered the Opinion to the Board of Directors of Pan American based upon and subject to the scope of review, assumptions and limitations and other matters described herein and contemplated by the Engagement Agreement. This Opinion provides the same opinion, in writing, as that given orally by TD Securities on November 13, 2018. Subject to the terms of the Engagement Agreement, TD Securities consents to the inclusion of the Opinion, in its entirety, in the Information Circular, along with a summary thereof, in a form acceptable to TD Securities, and to the filing thereof by Pan American with the applicable Canadian securities regulatory authorities.

CREDENTIALS OF TD SECURITIES

TD Securities is one of Canada’s largest investment banking firms with operations in all facets of corporate and government finance, mergers and acquisitions, equity and fixed income sales and trading and investment research. TD Securities also has significant international operations. TD Securities has been a financial advisor in a large number of transactions involving public and private companies in various industry sectors and has extensive experience in preparing valuations and fairness opinions.

The Opinion represents the opinion of TD Securities and its form and content have been approved by a committee of senior investment banking professionals of TD Securities, each of whom is experienced in merger, acquisition, divestiture, valuation and fairness opinion matters.

RELATIONSHIP WITH INTERESTED PARTIES

Neither TD Securities nor any of its affiliated entities is an insider, associate or affiliate (as those terms are defined in the Securities Act (Ontario) (the “Securities Act”)) of Pan American, Tahoe or any of their respective associates or affiliates (collectively, the “Interested Parties’’). Neither TD Securities nor any of its affiliates is an advisor to any of the Interested Parties with respect to the Arrangement other than to Pan American pursuant to the Engagement Agreement.

TD Securities and its affiliates have not been engaged to provide any financial advisory services, have not acted as lead or co-lead manager on any offering of securities of Pan American, Tahoe or any other Interested Party, and have not had a material financial interest in any transaction involving Pan American, Tahoe or any other Interested Party during the 24 months preceding the date on which TD Securities was first contacted with respect to the engagement of TD Securities by Pan American. The Toronto-Dominion Bank (“TD Bank”), the parent company of TD Securities, directly or through one or more affiliates, provides banking services and other financing services to entities related to Pan American and Tahoe in the normal course of business.

TD Securities and its affiliates act as a trader and dealer, both as principal and agent, in major financial markets and, as such, may have and may in the future have positions in the securities of any Interested Party, and, from time to time, may have executed or may execute transactions on behalf of any Interested Party or other clients for which it may have received or may receive compensation. As an investment dealer, TD Securities conducts research on securities and may, in the ordinary course of its business, provide research reports and investment advice to its clients on investment matters, including matters with respect to the Arrangement, Pan American, Tahoe or any other Interested Party.

The fees paid to TD Securities in connection with the foregoing activities, together with the fees payable to TD Securities pursuant to the Engagement Agreement, are not financially material to TD Securities. No understandings or agreements exist between TD Securities and any Interested Party with respect to future financial advisory or investment banking business, other than those that may arise as a result of the Engagement Agreement. TD Securities may in the future, in the ordinary course of its business, perform financial advisory or investment banking services for Pan American, Tahoe or any other Interested Party.

® The TD logo and other trade-marks are the property of The Toronto-Dominion Bank

TD Securities

TD Bank may continue to provide in the future, in the ordinary course of business, banking services including loans to Pan American, Tahoe or any other Interested Party.

SCOPE OF REVIEW

In connection with the Opinion, TD Securities reviewed and relied upon (without attempting to verify independently the completeness or accuracy of) or carried out, among other things, the following:

1.	draft of the Arrangement Agreement dated November 9, 2018;

2.	annual reports of Pan American and Tahoe, including the audited financial statements and related management’s discussion and analysis, for the years ended December 31, 2015, 2016 and 2017;

3.	annual information forms of Pan American and Tahoe for the years ended December 31, 2015, 2016 and 2017;

4.	management information circulars of Pan American and Tahoe for the years ended December 31, 2015, 2016 and 2017;

5.

quarterly interim reports of Pan American and Tahoe, including the unaudited financial statements and related management’s discussion and analysis, for the fiscal quarters ended March 31, 2018, June 30, 2018, and September 30, 2018;

6.	Tahoe management’s operating and financial models for its major assets and for Tahoe on a consolidated basis;

7.	Pan American management’s operating and financial models for its major assets and for Pan American on a consolidated basis;

8.

National Instrument 43-101 Technical Reports: Escobal Mine Guatemala NI 43-101 Feasibility Study dated November 5, 2014; NI 43-101 Technical Report, Updated Mineral Reserve Estimate For Bell Creek Mine, Hoyle Township, Timmins, Ontario, Canada dated March 27, 2015; Technical Report on the Shahuindo Mine, Cajabamba, Peru dated January 25, 2016; National Instrument 43-101 Technical Report, Timmins West Mine, Timmins, Ontario, Canada dated September 20, 2017; and Technical Report on the La Arena Project, Peru dated February 20, 2018;

9.	various financial and operational information regarding Tahoe prepared by management of Tahoe;

10.	various financial and operational information regarding Pan American prepared by management of Pan American;

11.	representations contained in a certificate dated November 13, 2018, from senior officers of Pan American (the “Certificate’’);

12.

discussions with senior management of Pan American and Tahoe with respect to various risks related to the Escobal mine, project development, Pan American and Tahoe’s long term prospects and other issues and matters considered relevant by TD Securities;

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TD Securities

13.	various research publications prepared by industry and equity research analysts regarding Tahoe, Pan American and other selected public entities considered relevant;

14.	public information relating to the business, operations, financial performance and security trading history of Tahoe, Pan American and other selected public entities considered relevant;

15.	public information with respect to certain other transactions of a comparable nature considered relevant; and

16.	such other corporate, industry, and financial market information, investigations and analyses as TD Securities considered necessary or appropriate in the circumstances.

TD Securities has not, to the best of its knowledge, been denied access by Pan American to any information requested by TD Securities. TD Securities did not meet with the auditors of Pan American or Tahoe and has assumed the accuracy, completeness and fair presentation of, and has relied upon, without independent verification, the financial statements of Pan American and Tahoe and any reports of the auditors thereon.

PRIOR VALUATIONS

Senior officers of Pan American, on behalf of Pan American and not in their personal capacities, have represented to TD Securities that, among other things, to the best of their knowledge, information and belief after due inquiry, there have been no valuations or appraisals relating to Pan American, or to Pan American’s knowledge, Tahoe, or any affiliate or any of their respective material assets or liabilities made in the preceding 24 months and in the possession or control of Pan American other than those which have been provided to TD Securities or, in the case of valuations known to Pan American which it does not have within its possession or control, notice of which has not been given to TD Securities.

ASSUMPTIONS AND LIMITATIONS

With Pan American’s acknowledgement and agreement as provided for in the Engagement Agreement, TD Securities has relied upon the accuracy, completeness and fair presentation in all material respects of all financial and other data and information filed by Pan American and Tahoe with securities regulatory or similar authorities (including on the System for Electronic Document Analysis and Retrieval (“SEDAR”)), provided to it by or on behalf of Pan American or Tahoe or their respective representatives in respect of Pan American or Tahoe and/or their respective affiliates, or otherwise obtained by TD Securities, including the Certificate identified above (collectively, the “Information”). The Opinion is conditional upon such accuracy, completeness and fair presentation in all material respects of the Information. Subject to the exercise of professional judgment, and except as expressly described herein, TD Securities has not attempted to verify independently the accuracy, completeness or fair presentation of any of the Information.

With respect to the budgets, forecasts, projections or estimates provided to TD Securities and used in its analyses, TD Securities notes that projecting future results is inherently subject to uncertainty. TD Securities has assumed, however, that such budgets, forecasts, projections or estimates provided to TD Securities and used in its analyses were prepared using the assumptions identified therein which TD Securities has been advised by Pan American are (or were at the time of preparation and continue to be) reasonable in the circumstances. TD Securities expresses no independent view as to the reasonableness of such budgets, forecasts, projections and estimates or the assumptions on which they are based.

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TD Securities

The Chief Executive Officer and the Chief Financial Officer of Pan American, in their respective capacities as Chief Executive Officer and Chief Financial Officer of Pan American and not in their personal capacities, on behalf of Pan American, have represented to TD Securities in the Certificate dated November 13, 2018, to the best of their knowledge, information and belief after due inquiry with the intention that TD Securities may rely thereon in connection with the preparation of the Opinion: (i) that Pan American has no information or knowledge of any facts public or otherwise not specifically provided to TD Securities relating to Pan American or Tahoe which would reasonably be expected to affect materially the Opinion to be given by TD Securities; (ii) with the exception of forecasts, projections or estimates referred to in subparagraph (iv) below, the Information as filed under Pan American’s profile on SEDAR and/or provided to TD Securities by or on behalf of Pan American or its representatives in respect of Pan American and its affiliates in connection with the Arrangement is or, in the case of historical Information was, at the date of preparation, true, complete and accurate and did not and does not contain any untrue statement of a material fact and does not omit to state a material fact necessary to make the Information not misleading in the light of circumstances in which it was presented; (iii) to the extent that any of the Information identified in subparagraph (ii) above is historical, there have been no changes in any material facts or new material facts since the respective dates thereof which have not been disclosed to TD Securities or updated by more current information not provided to TD Securities by Pan American and there has been no material change, financial or otherwise in the financial condition, assets, liabilities (contingent or otherwise), business, operations or prospects of Pan American and no material change has occurred in the Information or any part thereof which would have or which would reasonably be expected to have a material effect on the Opinion; (iv) any portions of the Information provided to TD Securities (or filed on SEDAR) which constitute forecasts, projections or estimates were prepared using the assumptions identified therein, which, in the reasonable opinion of Pan American, are (or were at the time of preparation and continue to be) reasonable in the circumstances; (v) there have been no valuations or appraisals relating to Pan American, or to Pan American’s knowledge, Tahoe, or any affiliate or any of their respective material assets or liabilities made in the preceding 24 months and in the possession or control of Pan American other than those which have been provided to TD Securities or, in the case of valuations known to Pan American which it does not have within its possession or control, notice of which has not been given to TD Securities; (vi) there have been no verbal or written offers or serious negotiations for or transactions involving any material property of Pan American or any of its affiliates during the preceding 24 months which have not been disclosed to TD Securities. For the purposes of paragraphs (v) and (vi), ‘‘material assets”, “material liabilities” and “material property” shall include assets, liabilities and property of Pan American or its affiliates having a gross value greater than or equal to US$50,000,000; (vii) since the dates on which the Information was provided to TD Securities (or filed on SEDAR), no material transaction has been entered into by Pan American or any of its affiliates; (viii) other than as disclosed in the Information, neither Pan American nor any of its affiliates has any material contingent liabilities and there are no actions, suits, claims, proceedings, investigations or inquiries pending or threatened against or affecting the Arrangement, Pan American or any of its affiliates at law or in equity or before or by any federal, national, provincial, state, municipal or other governmental department, commission, bureau, board, agency or instrumentality which may, in any way, materially adversely affect Pan American or its affiliates or the Arrangement; (ix) all financial material, documentation and other data concerning the Arrangement, Pan American and its affiliates, including any projections or forecasts provided to TD Securities, were prepared on a basis consistent in all material respects with the accounting policies applied in the most recent audited consolidated financial statements of Pan American; (x) there are no agreements, undertakings, commitments or understanding (whether written or oral, formal or informal) relating to the Arrangement, except as have been disclosed in complete detail to TD Securities; (xi) the contents of any and all documents prepared in connection with the Arrangement for filing with regulatory authorities or delivery or communication to securityholders of Pan American (collectively, the “Disclosure Documents”) have been, are and will be true, complete and correct in all material respects and have not and will not contain any misrepresentation (as defined in the Securities Act) and the Disclosure Documents have complied, comply and will comply with all requirements under applicable laws; (xii) Pan American has complied in all material respects with the Engagement Agreement, including the terms and conditions of the Indemnity attached thereto; and (xiii) to the best of its knowledge, information and belief after due inquiry, there is no plan or proposal for any material change (as defined in the Securities Act) in the affairs of Pan American or Tahoe which have not been disclosed to TD Securities.

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TD Securities

In preparing the Opinion, TD Securities has made a number of assumptions, including that all final or executed versions of agreements and documents will conform in all material respects to the drafts provided to TD Securities, that all conditions precedent to the consummation of the Arrangement can and will be satisfied, that all approvals, authorizations, consents, permissions, exemptions or orders of relevant regulatory authorities, courts of law, or third parties required in respect of or in connection with the Arrangement will be obtained in a timely manner, in each case without adverse condition, qualification, modification or waiver, that all steps or procedures being followed to implement the Arrangement are valid and effective and comply in all material respects with all applicable laws and regulatory requirements, that all required documents have been or will be distributed to Pan American Shareholders and Tahoe Shareholders, as applicable, in accordance with applicable laws and regulatory requirements, and that the disclosure in such documents is or will be complete and accurate in all material respects and such disclosure complies or will comply in all material respects with the requirements of all applicable laws and regulatory requirements. In its analysis in connection with the preparation of the Opinion, TD Securities made numerous assumptions with respect to industry performance, general business and economic conditions and other matters, many of which are beyond the control of TD Securities, Pan American, Tahoe and their respective subsidiaries and affiliates or any other party involved in the Arrangement. Among other things, TD Securities has assumed the accuracy, completeness and fair presentation of and has relied upon the financial statements forming part of the Information. The Opinion is conditional on all such assumptions being correct.

The Opinion has been provided for the exclusive use of the Board of Directors of Pan American in connection with the Arrangement. The Opinion may not be used or relied upon by any other person or for any other purpose without the express prior written consent of TD Securities. The Opinion does not address the relative merits of the Arrangement as compared to other transactions or business strategies that might be available to Pan American, nor does it address the underlying business decision to implement the Arrangement or any other term or aspect of the Arrangement or the Arrangement Agreement or any other agreements entered into or amended in connection with the Arrangement. In considering fairness, from a financial point of view, TD Securities considered the Arrangement from the perspective of Pan American generally and did not consider the specific circumstances of Pan American Shareholders or any particular Pan American Shareholder, including with regard to income tax considerations. TD Securities expresses no opinion with respect to future trading prices of securities of Pan American or Tahoe. The Opinion is rendered as of November 13, 2018 on the basis of securities markets, economic and general business and financial conditions prevailing on that date and the condition and prospects, financial and otherwise, of Pan American, Tahoe and their respective subsidiaries and affiliates as they were reflected in the Information provided to TD Securities. Any changes therein may affect the Opinion and, although TD Securities reserves the right to change, withdraw or supplement the Opinion in such event, it disclaims any undertaking or obligation to advise any person of any such change that may come to its attention, or to change, withdraw or supplement the Opinion after such date. TD Securities is not an expert on, and did not provide advice to the Board of Directors of Pan American regarding, legal, accounting, regulatory or tax matters. The Opinion may not be summarized, published, reproduced, disseminated, quoted form or referred to without the express written consent of TD Securities.

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TD Securities

The preparation of a fairness opinion, such as the Opinion, is a complex process and is not necessarily amenable to partial analysis or summary description. TD Securities believes that its analyses must be considered as a whole and that selecting portions of the analyses or the factors considered by it, without considering all factors and analyses together, could create an incomplete or misleading view of the process underlying the Opinion. Accordingly, the Opinion should be read in its entirety.

CONCLUSION

Based upon and subject to the foregoing and such other matters that TD Securities considered relevant, TD Securities is of the opinion that, as of November 13, 2018, the Consideration to be paid by Pan American to Tahoe Shareholders pursuant to the Arrangement is fair, from a financial point of view, to Pan American.

Yours very truly,

TD SECURITIES INC.

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SCHEDULE F

PAN AMERICAN SILVER CORP.

AND

MINERA SAN RAFAEL S.A.

AND

COMPUTERSHARE TRUST COMPANY OF CANADA

RIGHTS INDENTURE

DATED [●], 2019

ARTICLE 5 ROLE OF RIGHTS AGENT		22

5.1	Role as Rights Agent	22

ARTICLE 6 DISPUTE MECHANISM		23

6.1	Disputed Matters	23
6.2	Arbitration	23
6.3	Waiver of Default	23

ARTICLE 7 MEETINGS OF HOLDERS OF RIGHTS		24

7.1	Right to Convene Meeting	24
7.2	Notice of Meetings	24
7.3	Chairman	24
7.4	Quorum	24
7.5	Power to Adjourn	25
7.6	Voting at Meetings	25
7.7	Voting	25
7.8	Regulations	25
7.9	Holder Committee Recommendations	26
7.10	Pan American and Rights Agent May Be Represented	26
7.11	Powers Exercisable by Extraordinary Resolution	26
7.12	Meaning of “Extraordinary Resolution”	27
7.13	Powers Cumulative	28
7.14	Minutes	28
7.15	Instruments in Writing	28
7.16	Binding Effect of Resolutions	28

ARTICLE 8 HOLDER COMMITTEE		28

8.1	Establishment	28
8.2	Certain Duties, Responsibilities and Rights	29
8.3	Resignation, Appointment of Successor	30
8.4	No Duties	30
8.5	Meetings, Information, No Decision-Making Authority	31

ARTICLE 9 ADJUSTMENT OF THE CVR PAYMENT AMOUNT		31

9.1	Definitions	31
9.2	Adjustment	31
9.3	Adjustment Rules	33
9.4	Notice of Certain Events	34

ARTICLE 10 NOTICES		35

10.1	Notice to Pan American and the Rights Agent	35
10.2	Notice to the Holder Committee	36
10.3	Notice to the Holders	36
10.4	Mail Service Information	37

ARTICLE 11 CONCERNING THE RIGHTS AGENT		37

11.1	No Conflict of Interest	37
11.2	Replacement of Rights Agent	37
11.3	Evidence, Experts and Advisers	38
11.4	Rights Agent May Deal in Securities	39
11.5	Rights Agent Not Ordinarily Bound	39
11.6	Rights Agent Not Required to Give Security	39
11.7	Rights Agent Not Required to Give Notice of Default	39
11.8	Acceptance of Appointment	39
11.9	Duties of Rights Agent	39
11.10	Actions by Rights Agent	40
11.11	Protection of Rights Agent	40
11.12	Indemnification of the Rights Agent	41
11.13	Third Party Interests	41
11.14	Not Bound to Act/ Anti-Money Laundering	41
11.15	Privacy Laws	41
11.16	Force Majeure	42
11.17	SEC Clause	42

ARTICLE 12 AMENDMENTS		43

12.1	Amendments Without Consent of the Holders or Holder Committee	43
12.2	Amendments with Consent of Holders	43

ARTICLE 13 EVENTS OF DEFAULT		44

13.1	Events of Default Under this Indenture	44

ARTICLE 14 CHANGE OF CONTROL		45

14.1	Change of Control	45

ARTICLE 15 GENERAL PROVISIONS		46

15.1	Execution	46
15.2	Formal Date	46
15.3	Satisfaction and Discharge of Indenture	46
15.4	Provisions of Indenture and Rights for the Sole Benefit of Parties and Holders	46
15.5	Withholding	47

SCHEDULE “A” – FORM OF RIGHTS CERTIFICATE
SCHEDULE “B” – TRANSFER FORM
SCHEDULE “C” – FORM OF INDEMNITY AGREEMENT

THIS RIGHTS INDENTURE

THIS RIGHTS INDENTURE dated [•], 2019,

AMONG:

PAN AMERICAN SILVER CORP., a company existing pursuant to the laws of the Province of British Columbia (“Pan American”)

- and -

MINERA SAN RAFAEL S.A., a company existing pursuant to the laws of the Province of British Columbia (“Minera San Rafael”)

- and -

COMPUTERSHARE TRUST COMPANY OF CANADA, a trust company existing under the federal laws of Canada (the “Rights Agent”)

WHEREAS all capitalized terms used in these recitals have the meanings ascribed to them in Section 1.1 below;

AND WHEREAS Pan American and Tahoe have entered into the Arrangement Agreement;

AND WHEREAS pursuant to the terms of the Arrangement Agreement and the Plan of Arrangement, Pan American proposes to issue up to [•] Rights;

AND WHEREAS each Right shall entitle the Holder to receive, without payment of any further consideration and without further action on the part of the Holder thereof, the CVR Payment Amount, upon the terms and conditions herein set forth;

AND WHEREAS the Rights Agent has agreed to act as the rights agent in respect of the Rights on behalf of the Holders on the terms and conditions herein set forth;

NOW THEREFORE THIS INDENTURE WITNESSES, that in consideration of the covenants and agreements herein contained and other good and valuable consideration (the receipt and sufficiency of which are hereby acknowledged), it is hereby agreed and declared as follows:

ARTICLE 1

INTERPRETATION

1.1	Definitions

In this Indenture, including the recitals and schedules hereto:

“Achievement Certificate” has the meaning ascribed thereto in Section 3.1;

“Affiliate” has the meaning ascribed thereto in the Securities Act (British Columbia);

“Arrangement” means the arrangement proposed pursuant to Division 5 of Part 9 of the BCBCA with respect to, inter alia, Tahoe, Tahoe securityholders, and Pan American on the terms and subject to the conditions set out in the Plan of Arrangement, subject to any amendments or variations thereto made in accordance with the Arrangement Agreement, the Plan of Arrangement or made at the direction of the Supreme Court of British Columbia in an Interim Order or Final Order with the consent of Pan American and Tahoe, each acting reasonably;

“Arrangement Agreement” means the arrangement agreement between Tahoe and Pan American dated as of November 14, 2018 in respect of the Arrangement, the schedules thereto, as such agreement may be amended, supplemented or otherwise modified from time to time in accordance with the terms thereof;

“BCBCA” means the Business Corporations Act (British Columbia);

“Business Day” means any day, other than a Saturday, a Sunday or any other day on which the principal chartered banks located in Vancouver, British Columbia, are not open for business during normal banking hours;

“Capital Reorganization” has the meaning ascribed thereto in Section 9.2(b);

“Change of Control” means the occurrence of any one of the following: (i) the direct or indirect sale, transfer, conveyance, lease or other disposition (other than by way of consolidation, amalgamation or merger), in one transaction or a series of related transactions, of all or substantially all of the property and assets of Pan American and its Subsidiaries, taken as a whole, to any Person or group of Persons acting jointly or in concert for the purposes of such transaction (other than to Pan American and its Subsidiaries); (ii) the consummation of any transaction including, without limitation, any consolidation, amalgamation, business combination, merger or issue of voting shares or other similar transaction, the result of which is that any Person or group of Persons acting jointly or in concert for purposes of such transaction (other than Pan American and its Subsidiaries) becomes the beneficial owner, directly or indirectly, of more than 50% of the voting shares of Pan American, measured by voting power rather than number of shares (but shall not include the creation of a holding company or similar transaction that does not involve a change in the beneficial ownership of Pan American); or (iii) a change in 50% or more of Pan American’s Directors, resulting from the election or removal of Directors at an annual meeting or special meeting of holders of Pan American Shares, or from a series of resignations and appointments of Directors at a Directors’ meeting, or from a combination thereof;

“Counsel” means a barrister or solicitor or firm of barristers or solicitors retained by the Rights Agent or retained or employed by Pan American and acceptable to the Rights Agent, acting reasonably;

“CVR Payment Amount” means for each Right, if the Payment Condition is met prior to the Termination Date or in accordance with Section 14.1, 0.0497 Pan American Shares or, in the circumstances set out in Section 13.1(b) an unsecured pro rata claim for indebtedness in the amount set out therein in lieu of delivery of Pan American Shares;

“Default Rate” means a rate equal to LIBOR plus [five percent (5%)] per annum, calculated on a year of 365 or 366 days, as applicable;

“Director” means a director of Pan American and “Directors” means the board of directors of Pan American or, whenever duly empowered, a committee of the board of directors of Pan American, and reference to “action by the directors” means action by the directors of Pan American as a board or action by a committee as a committee;

“Dispute Notice” has the meaning ascribed thereto in Section 6.1;

“Dispute Period” has the meaning ascribed thereto in Section 6.1;

“Effective Date” means the date upon which the Arrangement becomes effective, as provided in the Plan of Arrangement;

“Escobal Mine” means Tahoe’s underground silver-gold-lead-zinc mine located in southeast Guatemala, approximately 40 kilometers east-southeast of Guatemala City, in the Department of Santa Rosa;

“Escobal Mine Transfer” has the meaning ascribed thereto in Section 4.3;

“Event of Default” has the meaning ascribed thereto in Section 13.1(a);

“Extraordinary Resolution” has the meaning ascribed thereto in Section 7.12;

“Final Order” means the order made after the application to the Supreme Court of British Columbia pursuant to subsection 291(4) of the BCBCA, in a form acceptable to Tahoe and Pan American, each acting reasonably, after a hearing upon the procedural and substantive fairness of the terms and conditions of the Arrangement, approving the Arrangement as such order may be amended by the Supreme Court of British Columbia (with the consent of both Tahoe and Pan American, each acting reasonably) at any time prior to the date upon which the Arrangement becomes effective or, if appealed, then, unless such appeal is withdrawn or denied, as affirmed or as amended (provided that any such amendment is acceptable to both Tahoe and Pan American, each acting reasonably) on appeal;

“Holder” means a registered holder of Rights;

“Holder Committee” has the meaning ascribed thereto in Section 8.1;

“Holder Committee Member” has the meaning ascribed thereto in Section 8.1;

“Holders’ Request” means an instrument signed in one or more counterparts by Holders holding not less than twenty-five percent (25%) of the Rights issued and outstanding, requesting the Rights Agent to take a certain action or proceeding specified therein;

“ILO 169” means the Indigenous and Tribal People’s Convention, 1989 of the International Labour Organization;

“Indenture” or “this Indenture” and “hereto”, “herein”, “hereby”, “hereunder”, “hereof” and similar expressions refer to this instrument and not to any particular Article, Section, clause, subdivision or other portion hereof, and include each instrument supplemental or ancillary hereto or required to implement this instrument;

“Interim Order” means the order made after the application to the Supreme Court of British Columbia pursuant to subsection 291(2) of the BCBCA, after being informed of the intention to rely upon the exemption from registration under the U.S. Securities Act provided by Section 3(a)(10) thereof with respect to the Pan American Shares, the Replacement Options (as defined in the Arrangement Agreement) and the Rights issued pursuant to the Arrangement, in form and substance acceptable to Tahoe and Pan American, each acting reasonably, providing for, among other things, the calling and holding of a special meeting of shareholders of Tahoe, as the same may be affirmed, amended, modifies, supplemented or varied by the Supreme Court of British Columbia with the consent of Tahoe and Pan American, each acting reasonably;

“LIBOR” means the rate (expressed as a percentage per annum) for deposits in U.S. dollars for a three-month period that appears on Reuters LIBOR01 Page as of 11:00 a.m. (London time) on the date of the applicable Event of Default or on such other commercially available source providing such quotations or successor quotations as may be designated by the Rights Agent from time to time in a manner substantially consistent with market practice;

“Minera San Rafael” means Minera San Rafael S.A. or any other Subsidiary holding the right, title and interest to the Escobal Mine;

“Non-Achievement Certificate” has the meaning ascribed thereto in Section 3.1(b);

“Pan American Shares” means the common shares in the authorized share structure of Pan American;

“Payment Condition” means after the Effective Date and following the receipt of any required export license or permits, when the first commercial shipment of concentrate from production at the Escobal Mine to a smelter, refiner, or other processor or to any purchaser, is loaded on or into containers, trucks, railway cars or other methods of transportation and crosses outbound the Escobal Mine site property boundary, and shall not include any concentrate produced prior to the Effective Date from any Escobal Mine inventory;

“Payment Date” means a date established by Pan American that is the earlier of: (i) as soon as possible and in any event no later than three Business Days after the date of delivery of the Achievement Certificate; (ii) the date Pan American enters into a definitive agreement with any third party which would result in a Change of Control; and (iii) the date Pan American Shares are taken up pursuant to an unsolicited Take-Over Bid;

“Person” includes an individual, sole proprietorship, partnership, association, body corporate, trust, natural person in his or her capacity as trustee, executor, administrator or other legal representative, government or governmental authority, or any other entity, whether or not having legal status;

“Plan of Arrangement” means the plan of arrangement, substantially in the form attached as Schedule A to the Arrangement Agreement, and any amendments or variations thereto made in accordance with the Arrangement Agreement, hereof or the Plan of Arrangement or made at the direction of the Supreme Court of British Columbia in the Interim Order or the Final Order with the consent of Tahoe and Pan American, each acting reasonably;

“Regulatory Authorities” means securities regulatory authorities in Canada, the United States or a jurisdiction outside Canada and the United States where a Holder is resident;

“Required Holders” means Holders of at least twenty-five percent (25%) of the outstanding Rights;

“Required Holders Approval” means the approval of Required Holders in writing or at a duly called meeting of Holders;

“Rights” mean the contingent value rights issued and certified hereunder and for the time being outstanding, entitling Holders thereof to receive Pan American Shares, in accordance with the terms hereof, and “Right” means any one of them;

“Rights Agency” means the transfer office of the Rights Agent in Vancouver, British Columbia and such other locations as Pan American may designate, with the approval of the Rights Agent;

“Rights Agent” means Computershare Trust Company of Canada or its successor or successors for the time being as rights agent hereunder, at its offices in Vancouver, British Columbia;

“Rights Certificate” means a certificate in substantially the form set out in Schedule “A” hereto, issued and certified hereunder to evidence one or more Rights;

“SEC” means the U.S. Securities and Exchange Commission;

“Share Reorganization” has the meaning ascribed thereto in Section 9.2(a);

“Special Distribution” has the meaning ascribed thereto in Section 9.2(c);

“Subsidiary” means a “subsidiary entity” within the meaning of Multilateral Instrument 61-101 – Protection of Minority Security Holders in Special Transactions and includes each of the material subsidiaries;

“Tahoe” means Tahoe Resources Inc., a company existing pursuant to the laws of the Province of British Columbia;

“Take-Over Bid” means a “take-over bid” within the meaning of National Instrument 62-104 – Take-Over Bids and Issuer Bids;

“Termination Date” means the date that is ten (10) years following the Effective Date;

“United States” means the United States of America, its territories and possessions, any State of the United States, and the District of Columbia;

“U.S. Exchange Act” means the United States Securities Exchange Act of 1934 as the same has been and hereinafter from time to time may be amended and the rules and regulations promulgated thereunder;

“U.S. Securities Act” means the United States Securities Act of 1933 as the same has been and hereinafter from time to time may be amended and the rules and regulations promulgated thereunder;

“written request of Pan American” and “certificate of Pan American” mean, respectively, a written order, request, consent and certificate signed in the name of Pan American by any one or more of the officers or Directors of Pan American and may consist of one or more instruments so executed and any other documents referred to herein which is required or contemplated to be provided or given by Pan American is a document signed on behalf of Pan American by any one or more of such officers or Directors;

and a derivative of any defined word or phrase has the meaning appropriate to the derivation of the word or phrase.

1.2	Meaning of “Outstanding” for Certain Purposes

Except as provided in Section 3.5, every Rights Certificate countersigned and delivered by the Rights Agent under this Indenture shall be deemed to be outstanding until the earlier of the Payment Date and the Termination Date; provided however that where a Rights Certificate has been issued in substitution for a Rights Certificate that has been lost, stolen or destroyed, only one of them shall be counted for the purpose of determining the Rights outstanding.

Any Rights held by Pan American or any of its Affiliates shall be deemed not to be outstanding for the purposes of this Indenture.

1.3	Certain Rules of Interpretation

Unless otherwise specified in this Indenture:

(a)	words importing the singular number include the plural and vice versa;

(b)	words importing gender include both genders and vice versa and words importing individuals include firms and corporations and vice versa;

(c)	“in writing” or “written” includes printing, typewriting or any electronic means of communication capable of being visibly reproduced at the point of reception, including facsimile;

(d)

“including” is used for illustration only and not to limit the generality of any preceding words, whether or not non-limiting language (such as, “without limitation”, “but not limited to” and similar expressions) is used with reference thereto; and

(e)	reference to any statute, regulation or by-law includes amendments, consolidations, re-enactments and replacements thereof and instruments and legislation thereunder.

1.4	Interpretation Not Affected by Headings, etc.

The division of this Indenture into Articles, Sections and other subdivisions, the inclusion of a table of contents and the insertion of headings are for convenience of reference only and do not affect the construction or interpretation of this Indenture.

1.5	Applicable Law

This Indenture, the Rights and the Rights Certificates shall be governed by and construed in accordance with the laws of the Province of British Columbia and the federal laws of Canada applicable therein.

1.6	Day Not a Business Day

Whenever any payment is due or required to be made or any other action is required to be taken under this Indenture or the Rights Certificates on or as of a day that is not a Business Day, that payment must be made and the other action must be taken on or as of the next day that is a Business Day.

1.7	Conflict

In the event of a conflict or inconsistency between a provision of this Indenture and in the Rights Certificates issued hereunder, the relevant provision in this Indenture shall prevail to the extent of the inconsistency.

1.8	Time of the Essence

Time shall be of the essence of this Indenture, the Rights and the Rights Certificates.

1.9	Currency

Except as otherwise stated, all dollar amounts herein are expressed in US dollars.

1.10	Schedules

Schedules “A”, “B” and “C” to this Indenture are incorporated into this Indenture by reference.

ARTICLE 2

ISSUE OF RIGHTS

2.1	Creation and Issue of Rights

(a)

Pan American hereby creates and authorizes the issue of Rights, with the aggregate number of Rights to be issued not to exceed [•] Rights (subject to adjustment as herein provided), in accordance with the Plan of Arrangement.

(b)	The Rights Agent is hereby appointed rights agent in respect of the Rights.

(c)

Pursuant to the Plan of Arrangement, to the extent that a registered holder of shares of Tahoe who has validly exercised dissent rights in connection with the Arrangement is ultimately deemed to have participated in the Arrangement on the same basis as a non-dissenting holder of shares of Tahoe, Pan American shall cause the Rights Agent to forward the Rights to such holder, as set out in the Plan of Arrangement and upon the written request of Pan American.

2.2	Terms of Rights

(a)

If the Payment Condition is met prior to the Termination Date or in accordance with Section 14.1, each Right shall entitle the Holder thereof, without any further act or formality or payment of any additional consideration, to the CVR Payment Amount less any applicable withholding taxes in accordance with Section 15.5.

(b)	Pan American shall remit the CVR Payment Amount accruing to the Holder of a Right on or before the applicable Payment Date, in accordance with Section 3.3.

(c)	All Rights shall rank pari passu, whatever may be the actual date of issue thereof.

(d)	The Rights shall terminate in accordance with the provisions of Section 3.5 and the Plan of Arrangement.

2.3	Rights Certificates

(a)

The Rights Certificates to be issued to evidence the Rights authorized for issuance pursuant to Section 2.1 shall be issuable in registered form only and shall be substantially in the form set out in Schedule “A”.

(b)

All Rights Certificates shall be dated as of the date of their issuance, and shall bear such distinguishing letters and numbers as Pan American may, with the approval of the Rights Agent, prescribe, and shall be issuable in any denomination, excluding fractions.

(c)	Rights Certificates shall continue to be in the form set out in Schedule “A” and shall continue to express the CVR Payment Amount deliverable thereunder.

2.4	Signing of Rights Certificates

The Rights Certificates shall be signed by any Director or officer of Pan American. The signature of such signing officer may be mechanically reproduced in facsimile or electronically and Rights Certificates bearing such facsimile or electronic signature shall be binding upon Pan American as if they had been manually signed by such signing officer. Notwithstanding that any individual whose manual, facsimile or electronic signature appears on any Rights Certificate as a signing officer may no longer hold office or a trusteeship, as applicable, at the date of issue of such Rights Certificate or at the date of certification or delivery thereof, any Rights Certificate signed as aforesaid shall, subject to Section 2.5, be valid and binding upon Pan American and the Holder thereof shall be entitled to the benefits of this Indenture.

2.5	Certification by the Rights Agent

(a)	Rights Certificates evidencing the Rights shall be certified by or on behalf of the Rights Agent on written direction of Pan American.

(b)

No Rights Certificate shall be issued or, if issued, shall be valid for any purpose or entitle the Holder to the benefit hereof until it has been certified by manual signature of an authorized officer of the Rights Agent substantially in the form of the certificate set out in Schedule “A”, and such certification by the Rights Agent upon any Rights Certificate shall be conclusive evidence as against Pan American that the Rights Certificate so certified has been duly issued hereunder and that the Holder is entitled to the benefits hereof.

(c)

The certification of the Rights Agent on Rights Certificates issued hereunder shall not be construed as a representation or warranty by the Rights Agent as to the validity of this Indenture or the Rights Certificates and the Rights Agent shall in no respect be liable or answerable for the use made of the Rights Certificates or any of them or of the consideration therefor except as otherwise specified herein. Such certification is, however, evidence that the Rights Certificate has been duly certificated by or on behalf of the Rights Agent pursuant to the provisions hereof.

2.6	Holder Not a Shareholder

Nothing in this Indenture or in the holding of a Right itself evidenced by a Rights Certificate, or otherwise, shall be construed as conferring upon a Holder any voting or dividend rights, and, except for an entitlement to the CVR Payment Amount, interest will not accrue on any amounts payable in respect of Rights. Rights will not represent any equity or ownership interest in Pan American or any of its Affiliates.

2.7	Issue in Substitution for Lost Rights Certificate

(a)

If any of the Rights Certificates shall become mutilated or lost, destroyed or stolen, Pan American, subject to applicable law and to Subsection 2.7(b), shall issue and thereupon the Rights Agent shall certify and deliver a new Rights Certificate of like date and tenor as the one mutilated, lost, destroyed or stolen upon surrender and in place of and upon cancellation of such mutilated Rights Certificate, or in lieu of and in substitution for such lost, destroyed or stolen Rights Certificate, and the substituted Rights Certificate shall be in a form approved by the Rights Agent and shall be entitled to the benefits hereof and shall rank equally in accordance with its terms with all other Rights Certificates issued or to be issued hereunder.

(b)

The applicant for the issue of a new Rights Certificate pursuant to this Section 2.7 shall bear the cost of the issue thereof and in case of loss, destruction or theft shall, as a condition precedent to the issue thereof, furnish to Pan American and to the Rights Agent evidence of ownership and of the loss, destruction or theft of the Rights Certificate so lost, destroyed or stolen satisfactory to Pan American and to the Rights Agent in their sole discretion, in each case acting reasonably, and such applicant may also be required to furnish an indemnity or surety bond in amount and form satisfactory to Pan American and the Rights Agent in their sole discretion, in each case acting reasonably, and shall pay the reasonable charges of Pan American and the Rights Agent in connection therewith.

2.8	Register for Rights

Pan American shall cause to be kept by and at the Rights Agency which is the transfer office of the Rights Agent in Vancouver, British Columbia and in such other place or places as Pan American with the approval of the Rights Agent may designate, a securities register in which, subject to such reasonable regulations as the Rights Agent may prescribe, Pan American shall provide for the registration and transfer of the Rights. Pan American shall also cause to be kept by and at such office the register of transfers, and may also cause to be kept by the Rights Agent or such other registrar or registrars and at such other place or places as Pan American may designate with the approval of the Rights Agent, branch registers of transfers (including, without limitation, branch registers of transfers at each of the other Rights Agencies) in which shall be recorded the particulars of the transfers of Rights registered in that branch register of transfers.

2.9	Transfer of Rights

(a)

The Rights may be transferred, after the transfer form attached to the Rights Certificate as set out in Schedule “B” is duly completed and the Rights Certificate and transfer form are lodged with the Rights Agent and upon compliance with all other conditions in that regard required by this Indenture.

(b)

Subject to Sections 2.8 and 2.9(c) and such reasonable documentary requirements as the Rights Agent may prescribe and all applicable securities laws and requirements of Regulatory Authorities, the Rights may be transferred on the register kept at the Rights Agency by the Holder or its legal representatives or its attorney duly appointed by an instrument in writing in form and manner of execution satisfactory to the Rights Agent only upon the surrendering of the relevant Rights Certificate with the transfer form forming part thereof duly completed and signed. After receiving the surrendered Rights Certificate and upon the Holder surrendering the same meeting the requirements set forth above, the Rights Agent shall issue to the transferee a Rights Certificate representing the Rights transferred.

(c)	No transfer of a Right shall be valid:

(i)	unless made in accordance with the provisions hereof;

(ii)	until, upon compliance with such reasonable requirements as the Rights Agent may prescribe, such transfer is recorded on the register maintained by the Rights Agent pursuant to Subsection 2.9(a); and

(iii)	until all governmental or other charges arising by reason of such transfer have been paid.

(d)

The Rights Agent will promptly advise Pan American of any requested transfer of the Rights. Pan American will be entitled, and may direct the Rights Agent, to refuse to recognize any transfer, or enter the name of any transferee, of any Rights on the register kept by the Rights Agent, if such transfer would constitute a violation of the securities laws of any jurisdiction or the rules, regulations or policies or any Regulatory Authority having jurisdiction, it being acknowledged and agreed that the Rights and the Pan American Shares issued pursuant to the exercise of the Rights shall be freely trading securities in Canada and freely transferable securities in the United States (other than by “affiliates” of Pan American and former “affiliates” of Tahoe, as such term is defined in Rule 144 under the U.S. Securities Act).

(e)	The transfer register for the Rights shall be closed as of the close on business on the last Business Day immediately preceding the earlier of the Payment Date and the Termination Date.

2.10	Transferee Entitled to Registration

The transferee of a Right in accordance with Sections 2.8 and 2.9 shall, after the transfer form attached to the Rights Certificate is duly completed and the Rights Certificate and transfer form are lodged with the Rights Agent, and upon compliance with all other conditions in that regard required by this Indenture and by all applicable securities laws and requirements of Regulatory Authorities, be entitled to have its name entered on the register as the owner of such Right free from all equities or rights of set-off or counterclaim between Pan American and its transferor or any previous Holder of such Right, save in respect of equities of which Pan American or the transferee is required to take notice by statute or by order of a court of competent jurisdiction.

No duty shall rest with the Rights Agent to determine compliance of the transferee or transferor of any Rights with applicable securities laws or requirements of Regulatory Authorities. The Rights Agent may assume for the purposes of this Indenture that the address on the register of Holders of any Holder is the actual address of such Holder and is also determinative of the residence of such Holder and that the address of any transferee to whom any Rights or other securities deliverable in connection with any Rights are to be registered, as shown on the transfer document, is the actual address of the transferee and is also determinative of the residency of the transferee.

2.11	Registers Open for Inspection

The registers hereinbefore referred to shall be open at all reasonable times and upon reasonable notice for inspection by Pan American, the Rights Agent or any Holder. The Rights Agent shall, from time to time when requested to do so in writing by Pan American, furnish Pan American, upon payment of the Rights Agent’s reasonable charges, with a list of the names and addresses of Holders of Rights entered in the register kept by the Rights Agent and showing the number of Rights held by each such Holder.

2.12	Ownership of Rights

(a)

Pan American and the Rights Agent may deem and treat the registered Holder of any Rights Certificate as the absolute owner of the Right represented thereby for all purposes and Pan American and the Rights Agent shall not be affected by any notice or knowledge to the contrary, except where Pan American or the Rights Agent is required to take notice by statute or by order of a court of competent jurisdiction. For greater certainty, subject to applicable law, neither Pan American nor the Rights Agent shall be bound to take notice of or see to the execution of any trust, whether express, implied or constructive, in respect of any Right, and may transfer any Right in accordance with Section 2.9 on the direction of the Person registered as Holder thereof, whether named as rights agent or otherwise, as though that Person were the beneficial owner thereof.

(b)	Subject to the provisions of this Indenture and applicable law, each Holder shall be entitled to the rights and privileges attaching to the Rights held thereby.

2.13	Exchange of Rights Certificates

(a)

Rights Certificates, representing Rights entitling the Holders to receive the CVR Payment Amount may, prior to the earlier of the Payment Date and the Termination Date and upon compliance with the reasonable requirements of the Rights Agent, be exchanged for another Rights Certificate or Rights Certificates entitling the Holder thereof to receive the CVR Payment Amount payable under the Rights Certificate or Rights Certificates so exchanged of equal aggregate amount.

(b)

Rights Certificates may be exchanged only at the Rights Agency or at any other place that is designated by Pan American with the approval of the Rights Agent. Any Rights Certificates tendered for exchange shall be surrendered to the Rights Agent and shall be cancelled.

(c)

Except as otherwise herein provided, the Rights Agent shall charge to the Holder requesting an exchange a reasonable sum for each new Rights Certificate issued in exchange for a surrendered Rights Certificate(s); and payment of such charges and reimbursement to the Rights Agent or Pan American for any and all taxes or governmental or other charges required to be paid shall be made by such Holder as a condition precedent to such exchange.

2.14	Principal Office

If the principal transfer office of the Rights Agent in the city where the Rights Agency is situated is for any reason not available to act in connection with the exchange of Rights Certificates as contemplated by this Indenture, Pan American and the Rights Agent shall arrange for another office in such city to act in connection with the exchange of Rights Certificates and shall give notice of the change of such office to the Holders.

2.15	Principal Office

On the Effective Date, Pan American shall issue and allot to the Rights Agent, in trust for the Holders of the Rights, that number of Pan American Shares as are required to satisfy its obligations hereunder, such issuance to subject only to a condition subsequent that such issuance shall be cancelled if the Payment Condition does not occur and shall otherwise be unconditional and irrevocable.

ARTICLE 3

ISSUANCE OF THE CVR PAYMENT AMOUNT

3.1	Achievement Certificate

(a)

If the Payment Condition is met prior to the Termination Date, Pan American will, as soon as practicable (and in any event not later than three Business Days after the date that the Payment Condition has been satisfied), deliver to the Holder Committee and the Rights Agent a notice in writing (the “Achievement Certificate”) signed on behalf of Pan American by one or more officers (without personal liability) certifying that the Payment Condition has been satisfied. The Rights Agent will promptly (and in any event, within one Business Day after receipt) deliver a copy of such Achievement Certificate to the Holders.

(b)

If the Payment Condition is not met prior to the Termination Date, Pan American will, as soon as practicable (and in any event not later than three Business Days after the Termination Date), deliver to the Holder Committee and the Rights Agent a notice in writing (the “Non-Achievement Certificate”) signed on behalf of Pan American by one or more officers (without personal liability) certifying that the Payment Condition has not been satisfied by the Termination Date and that Pan American has complied in all material respects with its obligations under the this Indenture. The Rights Agent will promptly (and in any event, within one Business Day after receipt) deliver a copy of such Non-Achievement Certificate to the Holders.

3.2	Payment Procedure

If the Payment Condition is met prior to the Termination Date or on the date specified Section 14.1, each Holder shall receive, at no additional cost or expense, the CVR Payment Amount for each Right held on the Payment Date less any applicable withholding taxes in accordance with Section 15.5. The aggregate number of Pan American Shares issued to each Holder shall be rounded down to the nearest whole share, as is appropriate in the circumstances.

3.3	Payment Mechanism

All Pan American Shares issuable in respect of the Rights will be automatically issued on the Payment Date for and on behalf of the Holders thereof and the Holders thereof shall, without payment of additional consideration or any further action on the part of the Holders thereof (including the surrender of any Rights Certificates), be deemed to have subscribed for the corresponding number of Pan American Shares issuable pursuant to such Rights and the parties hereby irrevocably authorize the issuance of the Pan American Shares.

Pan American or its registrar and transfer agent shall cause to be mailed to the address of the Holder of the Rights last appearing on the register of Holders maintained by the Rights Agent pursuant to Section 2.8, Pan American Shares in the name of such Holder representing the CVR Payment Amount issuable to the Holder in respect of such Rights, as fully paid and non-assessable shares of Pan American, in accordance with Section 2.2, if and when necessary.

3.4	Cancellation of Rights

At the Termination Date, all Rights Certificates shall be cancelled.

3.5	Rights Void

The Rights shall, as at the Termination Date, be null, void and of no effect.

3.6	Accounting and Recording

Pan American shall cause its registrar and transfer agent to account to the Rights Agent with respect to the issuance of the Pan American Shares as soon as reasonably practicable upon such issuance. Such accounting will include the particulars of the issuance of Pan American Shares pursuant to the Rights, including the names and addresses of the Persons who become Holders of Pan American Shares pursuant to the Rights and the certificate numbers. The Rights Agent shall rely, and shall be protected in so doing, upon the certificate of Pan American or of its registrar and transfer agent and any other document filed by Pan American pursuant to this section for all purposes.

Any instruments, from time to time received by the Rights Agent, shall be received in trust for, and shall be segregated and kept apart by the Rights Agent in trust for, Pan American.

ARTICLE 4

COVENANTS OF PAN AMERICAN

4.1	Escobal Mine

From the Effective Date until the earlier of the Payment Date and the Termination Date, each of Pan American and Minera San Rafael covenants to:

(a)

use its commercially reasonable efforts to: (i) have the mining license and export credentials for the Escobal Mine reinstated; and (ii) cause the Payment Condition to be met without unreasonable delay;

(b)

use its commercially reasonable efforts to: (i) assist the Guatemala Ministry of Environment, the Guatemala Ministry of Energy and Mines and any other organization identified by the Constitutional Court of Guatemala in its October 8, 2018 final order to meet their legal obligations, including but not limited to, execution of an ILO 169 consultation process and preparation of studies required as a condition for restart of operations at the Escobal Mine; and (ii) support Minera San Rafael in the satisfaction of its legal obligations, including but not limited to, court-ordered requirements and processes; and

(c)	diligently pursue the satisfaction of the Payment Condition in good faith.

4.2	Agreements, Arrangements or Understandings

From the Effective Date until the earlier of the Payment Date and the Termination Date, each of Pan American and Minera San Rafael covenants to not take any action or enter into any agreement, arrangement or understanding which would reasonably be expected to cause the Payment Condition not to be met or that would be reasonably expected to result in an unreasonable delay in meeting the Payment Condition.

4.3	Sell or Dispose of Rights in Escobal Mine

From the Effective Date until the earlier of the Payment Date and the Termination Date, each of Pan American and Minera San Rafael covenants to not, directly or indirectly, complete or take any action or enter into any agreement, arrangement or understanding, whether by a sale of assets or by merger, reorganization, joint venture, lease, license, trust or any other transaction or arrangement, for the sale, transfer, assignment, disposition, relinquishment or surrender of its rights, title or interest in or to the Escobal Mine or in or to any material assets comprising the Escobal Mine to any person (a “Escobal Mine Transfer”) unless: (a) Pan American (or its corporate successor) and Minera San Rafael first agrees in writing to remain subject to the obligations under this Indenture, including to make payments if and when such a payment is due in accordance with the terms of this Indenture; (b) the agreement for such Escobal Mine Transfer requires the applicable transferee to comply with this Indenture to the same extent as Pan American or Minera San Rafael and such transferee has first agreed in writing to that effect; and (c) other than with respect to Escobal Mine Transfers to Pan American’s direct or indirect wholly-owned Subsidiaries, the Holder Committee has consented to such Escobal Mine Transfer, such consent not to be unreasonably withheld.

4.4	Maintenance

(a)

From the Effective Date until the earlier of the Payment Date and the Termination Date, each of Pan American and the Minera San Rafael covenants to carry on and conduct its business in Guatemala and maintain the Escobal Mine in good, workmanlike and efficient manner in accordance with sound mining and other applicable industry standards and practices and in material compliance with applicable laws, such that when all necessary mining licenses and export credentials are reinstated, the Payment Condition can be satisfied without unreasonable delay.

(b)

From the Effective Date until the earlier of the Payment Date and the Termination Date, Pan American covenants to maintain a listing of its common shares on the Toronto Stock Exchange, the Nasdaq Stock Market, a major North American stock exchange or the London Stock Exchange and maintain its status as a reporting issuer under the securities legislation in each of the provinces of Canada and the registration of its common shares under Section 12(b) or 12(g) of the U.S. Exchange Act.

(c)

From the Effective Date until the earlier of the Payment Date and the Termination Date, Pan American covenants to ensure that the Pan American Shares that are issued pursuant to the Rights are listed on the Toronto Stock Exchange, the Nasdaq Stock Market, a major North American stock exchange or the London Stock Exchange.

4.5	Recordkeeping

From the Effective Date until the earlier of the Payment Date and the Termination Date, Pan American covenants to keep or cause to be kept proper books of account for its operations in Guatemala and enter into those books full particulars of all dealings and transactions in relation to its business in Guatemala, particularly those matters referred to in Section 4.1 hereof.

4.6	Transferability

From the Effective Date until the earlier of the Payment Date and the Termination Date, Pan American covenants to make such filings and take such actions where required by applicable Canadian and U.S. securities laws to permit the transferability of the Rights in Canada and to ensure that the Rights are freely transferable securities in the United States (other than by “affiliates” of Pan American and former “affiliates” of Tahoe, as such term is defined in Rule 144 under the U.S. Securities Act). Pan American covenants to register the Rights as a class of equity securities under Section 12(g) of the U.S. Exchange Act; provided, however, such registration shall not be required if it shall be determined that there are not the requisite number of Holders to require registration under Section 12(g) of the U.S. Exchange Act.

4.7	Holder Committee Member Insurance

From the Effective Date until the earlier of the Payment Date and the Termination Date, Pan American covenants to use its commercially reasonable efforts to obtain insurance for Holder Committee Members that provides protection to the Holder Committee Members no less favourable in the aggregate than the protection provided by the policies maintained by Pan American and its Subsidiaries which are in effect immediately prior to the Termination Date or Payment Date, as the case may be for its Director and officers, and following the Payment Date or the Termination Date, as the case may be, purchase customary “tail” policies of liability insurance providing protection to the Holder Committee Members no less favourable in the aggregate to the protection provided by the policies maintained by Pan American and its Subsidiaries which are in effect immediately prior to the Termination Date or Payment Date, as the case may be, and providing protection in respect of claims arising from facts or events which occurred on or prior to the Termination Date or Payment Date and maintain such tail policies in effect without any reduction in scope or coverage for at least six (6) years from the Termination Date or Payment Date, as the case may be.

4.8	To Pay Rights Agent Remuneration and Expenses

Pan American covenants that it shall pay to the Rights Agent from time to time reasonable remuneration for its services hereunder and shall pay or reimburse the Rights Agent upon its request for all reasonable expenses, disbursements and advances incurred or made by the Rights Agent in the administration or execution of its duties hereunder (including the reasonable compensation and the disbursements of its Counsel and all other advisors and assistants not regularly in its employ) both before any Event of Default hereunder and thereafter until all duties of the Rights Agent hereunder shall be finally and fully performed and even after the termination of this Indenture, except any such expenses, disbursement or advance as may arise out of or result from the Rights Agent’s gross negligence, wilful misconduct or bad faith. Such remuneration which shall remain unpaid for a period of thirty (30) Business Days after invoicing shall incur interest at the rate then charged by the Rights Agent to its corporate clients. The Rights Agent shall not have any recourse against the securities or any other property held by it pursuant to this Indenture for payment of its fees. This Section 4.8 shall survive the resignation or removal of the Rights Agent and the termination and discharge of this Indenture. The Rights Agent shall have no obligation to take any action under this Indenture so long as any payment remains due to the Rights Agent for any reasonable fees, expenses and disbursements.

4.9	To Perform Covenants

Pan American shall perform and carry out all of the acts or things to be done by it as provided in this Indenture.

4.10	Rights Agent May Perform Covenants

If Pan American fails to perform any of its covenants contained in this Indenture, the Rights Agent, upon receipt of written notice from Pan American of such failure to perform, shall notify the Holders of such failure on the part of Pan American or may itself perform any of the covenants capable of being performed by it but, subject to Article 10, shall be under no obligation to perform said covenants or to notify the Holders that it is doing so. All sums expended or advanced by the Rights Agent in so doing shall be repayable as provided in Section 4.8, but the Rights Agent shall not be required to expend or risk its own funds. No such performance, expenditure or advance by the Rights Agent shall relieve Pan American of any Event of Default hereunder or of its continuing obligations under the covenants herein contained.

4.11	Creation and Issue of the Rights

Pan American is duly authorized to create and issue the Rights and, the Rights Certificates, when issued and countersigned as herein provided, shall be valid and enforceable against Pan American and, subject to the provisions of this Indenture, Pan American shall cause the Pan American Shares to be issued pursuant to Article 3 under this Indenture and cause the certificates representing such Pan American Shares to be duly issued and delivered in accordance with the Right Certificates and the terms hereof. At all times prior to and as at the Termination Date, while any of the Rights are outstanding: (i) all of the Pan American Shares a Holder is entitled to be issued under outstanding Rights shall be reserved for issuance by Pan American; and (ii) executed treasury orders directing Pan American’s transfer agent to issue certificates representing Pan American Shares in the names of the Holders shall be held in escrow by the Rights Agent on behalf of the Holders. On the Payment Date, the Rights Agent shall release from escrow and deliver to Pan American’s transfer agent all such treasury orders so held in escrow and such Pan American Shares shall, in accordance with the treasury orders, be registered in the names of the Holders. All Pan American Shares issued pursuant to the Rights shall be issued as fully paid and non-assessable. Pan American shall make all requisite filings, and pay all applicable fees, under applicable Canadian securities laws to report the issuance of Pan American Shares pursuant to the Rights. In the event the Payment Date does not occur, the Rights Agent shall, on the Termination Date, surrender the certificate representing the Pan American Shares and the treasury directions to Pan American for cancellation.

4.12	Restrictions on Purchases by Pan American and Affiliates

This Indenture will not prohibit Pan American or any of its Affiliates from acquiring the Rights, whether in open market transactions, private transactions or otherwise, provided such acquisitions comply with Canadian and U.S. securities laws or other applicable securities laws. For greater certainty, nothing in this Section 4.12 shall grant to Pan American a unilateral right of redemption with respect to the Rights. Rights Certificates representing the Rights purchased by Pan American pursuant to this Section 4.12 shall be immediately surrendered to the Rights Agent for cancellation and shall be accompanied by a written direction of Pan American to cancel the Rights represented thereby and shall not be reissued. Such purchases can only be made following disclosure of all material information with respect to the ILO 169 process ordered by the Guatemala Constitutional Court in its October 8, 2018 final order. Prior to any acquisition of Rights, Pan American shall publicly disclose the number of Rights which it has been authorized to acquire and shall report in its annual and quarterly management’s discussion and analysis the number of Rights it has been authorized to acquire as well as the number of Rights it has acquired, and the purchase price of such Rights, as of the end of the quarterly or annual period. For greater certainty, as a Holder, Pan American shall not be entitled to vote on any matter to be voted upon and shall not be entitled to dispute any matter in this Indenture.

ARTICLE 5

ROLE OF RIGHTS AGENT

5.1	Role as Rights Agent

The Rights Agent accepts its duties and responsibilities under this Indenture solely as a custodian, bailee and agent, and no trust is intended to be, or is or shall be, created hereby and the Rights Agent shall owe no duty hereunder as a trustee.

ARTICLE 6

DISPUTE MECHANISM

6.1	Disputed Matters

If the Required Holders at any time but no later than sixty (60) days after the Termination Date (the “Dispute Period”) wish to dispute satisfaction or non-satisfaction of the Payment Condition, the Required Holders may provide Pan American and the Rights Agent with written notice (the “Dispute Notice”) of such dispute in reasonable detail.

If the Required Holders do not deliver such a Dispute Notice on or prior to the expiry of the Dispute Period, the Holders will be deemed to have accepted that the Payment Condition has not been met, and Pan American and its Affiliates will have no further obligation with respect to the Rights or the CVR Payment Amount.

If the Required Holders deliver a Dispute Notice during the Dispute Period, and it is finally determined in accordance with Section 6.2 that the Payment Condition has been met, the CVR Payment Amount will be paid on a date established by Pan American that is as soon as possible (and in any event no later than three Business Days) after such determination.

The Holder Committee and Pan American shall work in good faith together with Required Holders who have provided a Dispute Notice to resolve the dispute set out therein on a mutually satisfactory basis for not less than thirty (30) days, following which the dispute may be referred to arbitration pursuant to Section 6.2.

6.2	Arbitration

Subject to Sections 6.1 and 9.3(e), all disputes, defaults, controversies or claims arising out of or in connection with this Indenture shall be finally determined by a Tribunal of three arbitrators under the Rules of Arbitration of the International Chamber of Commerce. Pan American and Minera San Rafael shall together appoint one arbitrator and the Required Holders and the Rights Agent shall together appoint one arbitrator. The two party-appointed arbitrators shall, in consultation with the parties that appointed them, appoint the third arbitrator who shall be the President of the Tribunal. The place of arbitration shall be Vancouver, British Columbia, Canada and the language of the arbitration shall be English. The arbitrators (acting by way of majority) shall have the power to grant any relief appropriate to the facts and circumstances that would be within the jurisdiction of the Supreme Court of British Columbia.

6.3	Waiver of Default

Upon the occurrence of any Event of Default that is continuing the Required Holders shall have the power (in addition to the powers exercisable by Extraordinary Resolution) by requisition in writing to instruct the Rights Agent to waive any such Event of Default and the Rights Agent shall thereupon waive the default upon such terms and conditions as shall be prescribed in such requisition, provided that no delay or omission of the Rights Agent or of the Holders, as applicable, to exercise any right or power accruing upon any Event of Default shall impair any such right or power or shall be construed to be a waiver of any such Event of Default or acquiescence therein and provided further that no act or omission either of the Rights Agent or the Holders in the premises shall extend to or be taken in any manner whatsoever to affect any subsequent Event of Default hereunder or the rights resulting therefrom.

ARTICLE 7

MEETINGS OF HOLDERS OF RIGHTS

7.1	Right to Convene Meeting

The Rights Agent may at any time and from time to time and shall on receipt of a written request of Pan American or a Holders’ Request and upon being indemnified and funded to its reasonable satisfaction by Pan American or by the Holders signing such request against the costs which may be incurred in connection with the calling and holding of such meeting, convene a meeting of the Holders. In the event of the Rights Agent failing, within seven (7) days after receipt of any such request and such indemnity and funding, to give notice convening a meeting, Pan American or such Holders, as the case may be, may convene such meeting. Every such meeting shall be held in Vancouver, British Columbia or at such other place as may be approved or determined by the Rights Agent and Pan American, each acting reasonably.

7.2	Notice of Meetings

At least twenty one (21) days’ notice of any meeting of the Holders shall be given to the Holders in the manner provided in Article 10 and a copy thereof must be sent to the Rights Agent unless the meeting has been called by it and to Pan American unless the meeting has been called by it. Such notice must state the time when and the place where the meeting is to be held and state briefly the general nature of the business to be transacted thereat and it shall not be necessary for any such notice to set out the terms of any resolution to be proposed or any of the provisions of this Article.

7.3	Chairman

An individual (who need not be a Holder) designated in writing by the Rights Agent, shall be the chairman of the meeting and if no individual is so designated, or if the individual so designated is not present within fifteen (15) minutes from the time fixed for the holding of the meeting, the Holders present in Person or by proxy shall choose an individual present to be chairman.

7.4	Quorum

Subject to Section 7.12, at any meeting of the Holders a quorum shall consist of Holders, present in Person or by proxy and holding at least twenty five percent (25%) the aggregate number of then outstanding Rights, provided that at least two (2) Persons entitled to vote thereat are personally present or represented by proxy. If a quorum is not present within thirty (30) minutes from the time fixed for holding any meeting, the meeting, if summoned by the Holders or pursuant to a Holders’ Request, shall be dissolved; but in any other case the meeting shall be adjourned to the same day in the next week (unless such day is not a Business Day in which case it shall be adjourned to the next following Business Day) at the same time and place and no notice shall be required to be given in respect of such adjourned meeting. At the adjourned meeting the Holders present in Person or by proxy shall form a quorum and may transact the business for which the meeting was originally convened notwithstanding that they may not hold at least twenty five percent (25%) of the then outstanding Rights.

7.5	Power to Adjourn

The chairman of any meeting at which a quorum is present may with the consent of the meeting adjourn any such meeting and no notice of such adjournment need be given except such notice, if any, as the meeting may prescribe.

7.6	Voting at Meetings

A poll shall be taken on every resolution, every Extraordinary Resolution, and on any other question submitted to a meeting in such manner as the chairman may direct and the results of such polls shall be binding on all Holders.

7.7	Voting

On a poll, each Holder present in Person or represented by a proxy duly appointed by an instrument in writing shall be entitled to one (1) vote in respect of each Right or Rights held or represented by that Person. A proxy need not be a Holder. In the case of joint Holders of a Right, any one of them present in person or by proxy at the meeting may vote in the absence of the other or others; but in case more than one of them is present in person or by proxy, they must vote together in respect of the Rights of which they are joint Holders. The chairman of any meeting shall be entitled to vote in respect of any Rights held or represented by him, but shall not have a second or deciding vote.

7.8	Regulations

(a)	The Rights Agent or Pan American with the approval of the Rights Agent, may from time to time make or vary or restate such regulations as it shall from time to time think fit regarding the following:

(i)

providing for and governing the voting by proxy by Holders and the form of instrument appointing proxies and the manner in which the same shall be executed, and for the production of the authority of any Person signing on behalf of the giver of such proxy;

(ii)

for the deposit of instruments appointing proxies at such place as the Rights Agent, Pan American or the Holders convening the meeting, as the case may be, may, in the notice convening the meeting, direct and the time, if any, before the holding of the meeting or any adjournment thereof by which the same must be deposited;

(iii)

for the deposit of instruments appointing proxies at some approved place or places other than the place at which the meeting is to be held and enabling particulars of such instruments appointing proxies to be mailed, telecopied or sent by facsimile before the meeting to Pan American or to the Rights Agent at the place where the same is to be held and for the voting of proxies so deposited as though the instruments themselves were produced at the meeting; and

(iv)	generally, the calling of meetings of Holders and the conduct of business thereat.

(b)

Any regulations so made shall be binding and effective and the votes given in accordance therewith shall be valid and shall be counted. Except as such regulations may provide, the only Persons who shall be recognized at any meeting as Holders, or as entitled to vote or be present at the meeting in respect thereof (subject to Section 7.10), shall be Holders and Persons whom Holders have by instrument in writing duly appointed as their proxies.

7.9	Holder Committee Recommendations

The Holder Committee has a right to make recommendations to the Rights Agent with respect to the matters set out in Sections 7.1, 7.3 and 7.8, provided that the Rights Agent shall have no obligation to accept the Holder Committee’s recommendations but shall give due consideration to such recommendations.

7.10	Pan American and Rights Agent May Be Represented

Pan American and the Rights Agent, by their respective officers, directors or employees, and the legal advisers of Pan American and the Rights Agent, may attend any meeting of the Holders, and shall be recognized and given reasonable opportunity to speak to any resolutions proposed for consideration by the meeting, but shall not be entitled to vote thereat, whether in respect of any Rights held by them or otherwise.

7.11	Powers Exercisable by Extraordinary Resolution

Subject to applicable law, in addition to the powers conferred upon them by any other provisions of this Indenture or by law, the Holders at a meeting shall have the power, exercisable from time to time by Extraordinary Resolution:

(a)

to sanction any modification, abrogation, alteration, compromise or arrangement of the rights of the Holders or the Rights Agent against Pan American, or against its property, whether such rights arise under this Indenture or the Rights Certificates or otherwise;

(b)

to assent to any modification of or change in or addition to or omission from the provisions contained in this Indenture or in the Rights Certificates which must be agreed to by Pan American and to authorize the Rights Agent to concur in and execute any indenture supplemental hereto embodying any such modification, change, addition or omission;

(c)

to sanction any scheme for the reconstruction or reorganization of Pan American or for the consolidation, amalgamation or merger of Pan American with any other entity or for the sale, leasing, transfer or other disposition of the undertaking, property and assets of Pan American or any part thereof;

(d)

to direct or authorize the Rights Agent to exercise any power, right, remedy or authority given to it by this Indenture in any manner specified in any such Extraordinary Resolution or to refrain from exercising any such power, right, remedy or authority;

(e)	to waive and direct the Rights Agent to waive any Event of Default hereunder either unconditionally or upon any condition specified in such Extraordinary Resolution;

(f)	to amend, alter or repeal any Extraordinary Resolution previously passed or sanctioned by the Holders; and

(g)	to remove the Rights Agent and appoint a successor agent or trustee.

7.12	Meaning of “Extraordinary Resolution”

(a)

The expression “Extraordinary Resolution” when used in this Indenture means, subject as provided in this Article, a resolution proposed to be passed at a meeting of Holders duly convened and held in accordance with the provisions of this Article at which there are Holders present in person or by proxy who hold at least twenty five percent (25%) of the aggregate number then outstanding Rights and passed by the affirmative votes of the Holders holding at least sixty six and two-thirds percent (66 2/3%) of the then outstanding Rights represented at the meeting and voted on a poll upon such resolution.

(b)

If, at any such meeting, the Holders holding at least twenty five percent (25%) of the then outstanding Rights are not present in person or by proxy within thirty (30) minutes after the time appointed for the meeting, then the meeting, if convened by or on the requisition of the Holders, shall be dissolved; but in any other case it shall stand adjourned to such date, being not less than seven (7) nor more than forty five (45) days later, and to such place and time as may be appointed by the chairman. Not less than two (2) days’ prior notice shall be given of the time and place of such adjourned meeting in the manner provided in Article 10. Such notice must state that at the adjourned meeting the Holders present in person or by proxy shall form a quorum but it shall not be necessary to set forth the purposes for which the meeting was originally called or any other particulars. At the adjourned meeting, the Holders present in person or by proxy shall form a quorum and may transact the business for which the meeting was originally convened and a resolution proposed at such adjourned meeting and passed by the requisite vote as provided in Subsection 7.12(a) shall be an Extraordinary Resolution within the meaning of this Indenture, notwithstanding that Holders holding at least twenty five percent (25%) of the then outstanding Rights are not present in person or by proxy at such adjourned meeting.

(c)	Votes on an Extraordinary Resolution shall always be given on a poll and no demand for a poll on an Extraordinary Resolution shall be necessary.

7.13	Powers Cumulative

It is hereby declared and agreed that any one or more of the powers or any combination of the powers in this Indenture stated to be exercisable by the Holders by Extraordinary Resolution or otherwise may be exercised from time to time and the exercise of any one or more of such powers or any combination of powers from time to time shall not be deemed to exhaust the rights of the Holders to exercise the same or any other such power or combination of powers thereafter from time to time.

7.14	Minutes

Minutes of all resolutions and proceedings at every meeting of Holders shall be made and duly entered in books to be from time to time provided for that purpose by the Rights Agent at the expense of Pan American, and any such minutes as aforesaid, if signed by the chairman or secretary of the meeting at which such resolutions were passed or proceedings had, or by the chairman or secretary of the next succeeding meeting (if any) of the Holders, shall be prima facie evidence of the matters therein stated and, until the contrary is proved, every such meeting in respect of the proceedings of which minutes shall have been made shall be deemed to have been duly held and convened, and all resolutions passed thereat or proceedings taken thereat, to have been duly passed and taken.

7.15	Instruments in Writing

All actions which may be taken and all powers which may be exercised by the Holders at a meeting held as hereinbefore provided in this Article provided may also be taken and exercised by Holders holding at least sixty six and two-thirds percent (66 2/3%) of the then outstanding Rights by an instrument in writing signed in one or more counterparts and the expression “Extraordinary Resolution” when used in this Indenture shall include an instrument so signed.

7.16	Binding Effect of Resolutions

Every resolution and every Extraordinary Resolution passed in accordance with the provisions of this Article at a meeting of Holders shall be binding upon all Holders, whether present at or absent from such meeting, and every instrument in writing signed by Holders in accordance with Section 7.15 shall be binding upon all the Holders, whether signatories thereto or not, and each and every Holder and the Rights Agent (subject to the provisions for its indemnity herein contained) shall be bound to give effect accordingly to every such resolution, Extraordinary Resolution and instrument in writing.

ARTICLE 8

HOLDER COMMITTEE

8.1	Establishment

Each Holder, by virtue of its acceptance of a Right, shall be deemed to have consented and agreed to:

(a)	the establishment of a Holder Committee (the “Holder Committee”) consisting of two members (each a “Holder Committee Member”), having the powers, authority and rights set forth in this Indenture;

(b)	the appointment of [•] and [•], each of whom are former members of the board of directors of Tahoe, as the initial Holder Committee Members; and

(c)	appoint the Holder Committee as agent for and on behalf of the Holders for the purposes set forth in this Indenture.

The Holder Committee may act only with the unanimous resolution of the Holder Committee Members.

8.2	Certain Duties, Responsibilities and Rights

(a)

All rights of action under this Indenture may be enforced by the Holder Committee on behalf of the Holders. However, nothing in this Indenture shall require the Holder Committee to act on behalf of, or enforce any rights of, the Holders or the Required Holders and the Holder Committee shall not be required to act unless it has been indemnified from liability for so acting to its satisfaction. Any claim, action, suit, audit, investigation or proceeding instituted by the Holder Committee will be brought in its name as the Holder Committee and any recovery in connection therewith will be for the proportionate benefit of all Holders, as their respective rights or interests may appear on the register of Rights. Each Holder Committee Member will be paid $5,000 per calendar quarter by Pan American, and Pan American will be responsible for and will fund any reasonable out-of-pocket expenses incurred by a Holder Committee Member for so long as such Holder Committee Member is a member of the Holder Committee.

(b)

The Holder Committee, and each Holder Committee Member, will not have any liability for any actions taken or not taken in connection with this Indenture, except to the extent such liability arises as a result of the willful misconduct or bad faith of such member of the Holder Committee. Under the terms of an indemnification agreement to be entered into by each Holder Committee Member and Pan American in the form set out in Schedule C, Pan American will indemnify each Holder Committee Member from any loss suffered or incurred arising out of or in connection with the Holder Committee or such Holder Committee Member’s performance of its obligations under this Indenture, including the reasonable costs and expenses of defending the Holder Committee, and each Holder Committee Member, against any claims, charges, demands, actions or suits arising out of or in connection with such performance, except to the extent such loss has been determined by a court of competent jurisdiction to have resulted from such Holder Committee Member’s bad faith or willful misconduct. Pan American’s obligations under this Section 8.2 to indemnify the Holder Committee and each Holder Committee Member will survive the resignation or removal of any Holder Committee Member and the termination of this Indenture.

(c)

No provision of this Indenture will require the Holder Committee or any member thereof to expend or risk its own funds or otherwise incur any financial liability in the performance of any of its duties hereunder or in the exercise of its rights if there are reasonable grounds for believing that repayment of such funds or adequate indemnification against such risk or liability is not reasonably assured to it.

(d)

The Holder Committee and the Holder Committee Members shall be entitled to communicate freely with Holders; provided that the Holder Committee and the Holder Committee Members shall not disclose any information to Holders that Pan American, acting reasonably, has determined is sensitive strategic, commercial or proprietary information, the disclosure of which would be prejudicial to Pan American, and has so advised the Holder Committee.

8.3	Resignation, Appointment of Successor

(a)

Any Holder Committee Member may resign at any time by giving written notice to Pan American and the other Holder Committee Members, specifying a date when such resignation will take effect, which notice will be given at least thirty (30) days prior to the date so specified.

(b)

If any Holder Committee Member shall resign, die or become incapacitated or shall otherwise become unable or unwilling to act as a Holder Committee Member hereunder, the appointment of any Holder Committee Member(s) to replace any vacancy on the Holder Committee shall require the prior approval of the remaining Holder Committee Member. If both Holder Committee Members simultaneously resign, die or become incapacitated or otherwise become unable or unwilling to act as Holder Committee Members, then (i) a new Holder Committee Member shall be appointed by Pan American; provided, that such successor Holder Committee Member must have been a director or senior officer of Tahoe prior to the Effective Date and (ii) such successor new Holder Committee Member shall appoint the second Holder Committee Member.

(c)

Any Holder Committee Member may also be a Holder or an officer, director, employee or Affiliate of a Holder or Pan American and in such case will continue to have all the rights of a Holder to the same extent as if he or she were not a Holder Committee Member.

(d)

Every successor Holder Committee Member appointed hereunder will, at or prior to such appointment, execute, acknowledge and deliver to Pan American and the Rights Agent an instrument accepting such appointment and a counterpart of this Agreement, and such successor Holder Committee Member, without any further act, deed or conveyance, will become vested with all the rights, powers, trusts and duties of a Holder Committee Member.

8.4	No Duties

Each Holder Committee Member will act in good faith in performing their duties as members of the Holder Committee as contemplated by this Indenture. No Holder Committee Member owes any duty of care, or will otherwise be liable, to the Holders in respect of the performance of their duties as Holder Committee Members.

8.5	Meetings, Information, No Decision-Making Authority

(a)

The Holder Committee may establish its own procedures for meetings, provided that the Holder Committee shall meet at least once every calendar quarter with appropriate representatives of Pan American. The Holder Committee Members may participate in and hold meetings by means of such telephone, electronic or other communication facilities as permit all persons participating in the meeting to communicate with each other simultaneously and instantaneously.

(b)

Pan American will report to the Holder Committee each calendar quarter regarding the status and estimated timelines with respect to the satisfaction of the Payment Condition. The Holder Committee shall maintain the confidentiality of all information contained in such reports; provided, however, that Pan American will report any material developments promptly to the Holder Committee and the Holders.

(c)

The Holder Committee will not have any decision-making authority with respect to the Payment Condition, but will be entitled to make recommendations on such matters to Pan American or any Holders with respect to the Payment Condition.

ARTICLE 9

ADJUSTMENT OF THE CVR PAYMENT AMOUNT

9.1	Definitions

In this Article 9, references to “record date” refer to the particular time on such relevant date stipulated for such event and otherwise refer to 5:00 p.m. (Vancouver time) on such date.

9.2	Adjustment

The rights attached to the Rights are subject to adjustment from time to time in the events and in the manner provided as follows:

(a)	Share Reorganization. If at any time after the issuance of the Rights and before the Payment Date, Pan American:

(i)	subdivides, re-divides or changes its outstanding Pan American Shares into a greater number of Pan American Shares;

(ii)	reduces, combines, consolidates or changes its outstanding Pan American Shares into a lesser number of Pan American Shares; or

(iii)	issues to all or substantially all the holders of Pan American Shares by way of a stock distribution, stock dividend or otherwise, Pan American Shares or convertible securities,

(any of such events in Paragraphs 9.2(a)(i), 9.2(a)(ii) and 9.2(a)(iii) being herein called a “Share Reorganization”), then the CVR Payment Amount will be adjusted as of the record date at which the holders of the Pan American Shares are determined for the purpose of the Share Reorganization by multiplying the number of Pan American Shares issuable pursuant to each Right theretofore obtainable immediately prior to such record date by a fraction, the numerator of which will be the number of Pan American Shares outstanding on the record date after giving effect to the Share Reorganization and the denominator of which will be the number of Pan American Shares outstanding on the record date before giving effect to the Share Reorganization.

For the purposes of determining the number of Pan American Shares outstanding at any particular time for the purpose of this Subsection 9.2(a), there shall be included that number of Pan American Shares which would have resulted from the conversion at that time of any such convertible securities issued to all or substantially all the holders of the Pan American Shares.

(b)

Capital Reorganization. If at any time after the issuance of the Rights and before the Payment Date there is a reclassification of Pan American Shares or a change of the Pan American Shares (other than through a Share Reorganization) into other securities or property, or a consolidation, amalgamation, arrangement or merger of Pan American (including a business combination or exchange of like effect) with or into any corporation or other entity (other than a consolidation, amalgamation, arrangement or merger which does not result in any reclassification of the outstanding Pan American Shares or a change of the Pan American Shares into other securities or property), or a transfer of the undertaking or assets of Pan American as an entirety or substantially as an entirety to another entity, or a record date for any of the foregoing events occurs and such transaction is not covered by Section 14.1 hereof (any of such events being herein called a “Capital Reorganization”), any Holder who is entitled to the CVR Payment Amount upon the occurrence of the Payment Condition after the record date or effective date of such Capital Reorganization will be entitled to receive, and will accept, in lieu of the number of Pan American Shares to which such Holder was theretofore entitled, the aggregate number of securities or property of Pan American, or the continuing, successor or purchasing person, as the case may be, under the Capital Reorganization which such Holder would have been entitled to receive as a result of such Capital Reorganization if, on the effective date of such Capital Reorganization, the Holder had been the registered holder of the number of Pan American Shares to which such Holder was then entitled pursuant to the Rights. No such Capital Reorganization shall be carried into effect unless all necessary steps shall have been taken so that the Holders shall thereafter be entitled to receive such number of Pan American Shares or other securities or property of Pan American or of the continuing, successor or purchasing person, as the case may be, under the Capital Reorganization, subject to adjustment thereafter in accordance with provisions the same, as nearly as may be possible, as those contained in this Section 9.2 and Section 9.3. If determined appropriate by Pan American, acting reasonably, appropriate adjustments will be made as a result of any such Capital Reorganization in the application of the provisions set forth in this Article 9 with respect to the rights and interests thereafter of the Holders to the extent that the provisions set forth in this Article 9 will thereafter correspondingly be made applicable as nearly as may be reasonable in relation to any securities or property thereafter deliverable upon the conversion of any Right. Any such adjustments will be made by and set forth in terms and conditions supplemental hereto approved by Pan American, acting reasonably, and, absent manifest error, will for all purposes be conclusively deemed to be the appropriate adjustment.

(c)

Special Distributions. If at any time after the issuance of the Rights and before the Payment Date, Pan American issues or distributes to the holders of all or substantially all of the outstanding Pan American Shares, securities of Pan American, including rights, options or warrants to acquire Pan American Shares or securities convertible into or exchangeable for Pan American Shares or property or assets, including evidences of indebtedness, other than dividends or distributions paid in the ordinary course and other than as a result of a Share Reorganization or a Capital Reorganization (any such events being herein called a “Special Distribution”), or a record date for any of the foregoing events occurs, there will be an appropriate adjustment in the number of Pan American Shares issuable upon conversion of the Rights to be issued at the Payment Date in accordance with this Article 9, for the same aggregate consideration payable, if any, in addition to the number of Pan American Shares to which such Holder was theretofore entitled, the Holder will be entitled to receive for Pan American such securities, property or assets as if, on the record date at which holders of Pan American Shares are determined for the purpose thereof, such Holder had been the registered holder of the number of Pan American Shares to which the Holder was then entitled.

9.3	Adjustment Rules

The following rules and procedures shall be applicable to adjustments made pursuant to Section 9.2:

(a)

The adjustments provided for in this Article 9 are cumulative and, subject to Subsection 9.3(b), shall apply (without duplication) to successive issues, subdivisions, combinations, consolidations, changes, distributions and any other events that require adjustment of the CVR Payment Amount or the number or kind of securities or property issuable hereunder.

(b)

No adjustment in the CVR Payment Amount shall be required unless the adjustment would result in a change of at least 0.01% of the number of such Pan American Shares to be issued, provided, however, that any adjustments that, except for the provisions of this subsection would otherwise have been required to be made, shall be carried forward and taken into account in any subsequent adjustment.

(c)

Notwithstanding anything in this Article 9, no adjustment shall be made to the CVR Payment Amount if the issue of Pan American Shares is being made pursuant to this Indenture or pursuant to any stock option, stock purchase, restricted stock unit, deferred stock unit or other long term incentive plan in force from time to time for directors, officers or employees of Pan American and any such issue shall be deemed not to be a Share Reorganization or a Special Distribution.

(d)

No adjustment in the CVR Payment Amount shall be made in respect of any events described in this Article 9 if the Holders are entitled to participate in the events on the same terms, mutatis mutandis, as if their Rights had been converted immediately prior to the effective date or record date of the events.

(e)

If any questions, controversies or disputes shall at any time arise with respect to adjustments of the CVR Payment Amount, such questions, controversies or disputes shall be conclusively determined by Pan American’s external auditors or, if they are unable or unwilling to act, in accordance with Section 6.2.

(f)

If Pan American shall set a record date to determine the holders of Pan American Shares for the purpose of entitling them to receive any distribution or any subscription or purchase rights in accordance with this Article 9 and shall, thereafter, legally abandon its plans to pay or deliver the distribution or subscription or purchase rights, then no adjustment in the CVR Payment Amount shall be required by reason of the setting of the record date.

(g)

In case Pan American, after the date hereof and prior to a conversion of the Rights, shall take any action affecting the Pan American Shares, other than any action described in this Article 9, which, in the reasonable opinion of the Directors, would materially affect the rights of the Holders or the rights attached to the Rights, then the CVR Payment Amount shall be adjusted in such manner, if any, and at such time as the Directors may, in their discretion, reasonably determine to be equitable to the Holders in such circumstances.

(h)

The Rights Agent shall be entitled to act and rely upon the certificate of Pan American and any other documents filed by Pan American pursuant to this Article 9 and shall not at any time be under any duty or responsibility to any Holder to determine whether any facts exist which may require any adjustment contemplated by this Article 9, or with respect to the nature or extent of any such adjustment when made or the method employed in making such adjustment.

9.4	Notice of Certain Events

(a)

Promptly upon the occurrence of the earlier of the effective date of or the record date for any event referred to in Section 9.2 or Section 9.3 that requires an adjustment or readjustment in the CVR Payment Amount, Pan American shall:

(i)

file with the Rights Agent a certificate of Pan American specifying the particulars of the event and, if determinable, the amount of the adjustment or readjustment, and computation of the adjustment or readjustment and the Rights Agent may act and rely absolutely on the certificate of Pan American; and

(ii)	give notice to the Holders of the particulars of the event and, if determinable, the adjustment or readjustment.

(b)	If notice has been given under Subsection 9.4(a) and the adjustment is not then determinable, Pan American shall promptly, after the adjustment is determinable:

(i)	file with the Rights Agent a computation of the adjustment; and

(ii)	give notice to the Holders of the adjustment.

ARTICLE 10

NOTICES

10.1	Notice to Pan American and the Rights Agent

(a)

Unless herein otherwise expressly provided, any notice to be given hereunder to Pan American, Minera San Rafael or the Rights Agent shall be deemed to be validly given if delivered or if sent by registered letter, postage prepaid, or by electronic transmission:

if to Pan American
or Minera San Rafael:	Pan American
Suite 1440-625 Howe Street
Vancouver, BC V6C 2T6
Email: [email redacted]

Attention:	Christopher Lemon, General Counsel

with a copy to:	Borden Ladner Gervais LLP
1200 Waterfront Centre
200 Burrard Street, PO Box 486000
Vancouver, BC V7X 1T2
Email: [email redacted]

Attention:	Fred R. Pletcher

if to the Rights Agent:	Computershare Trust Company of Canada
510 Burrard Street, 3rd Floor
Vancouver, BC V6C 3B9
Email: [•]

Attention:	Manager, Corporate Trust

and any such notice delivered in accordance with the foregoing shall be deemed to have been received on the date of delivery or if sent by electronic transmission, on the first Business Day following such transmission or, if mailed, on the fifth Business Day following the date of the postmark on such notice.

(b)

Pan American or the Rights Agent, as the case may be, may from time to time notify the others in the manner provided in Subsection 10.1(a) of a change of address which, from the effective date of such notice and until changed by like notice, shall be the address of Pan American or the Rights Agent, as the case may be, for all purposes of this Indenture.

10.2	Notice to the Holder Committee

(a)

Unless herein otherwise expressly provided, any notice to be given hereunder to Holder Committee shall be deemed to be validly given if delivered or if sent by registered letter, postage prepaid, or by electronic transmission:

:
[•]
Email: [•]

	Attention:	[•]

with a copy to:

Attention:

and any such notice delivered in accordance with the foregoing shall be deemed to have been received on the date of delivery or if sent by electronic transmission, on the first Business Day following such transmission or, if mailed, on the fifth Business Day following the date of the postmark on such notice.

(b)

Pan American or the Rights Agent, as the case may be, may from time to time notify the others in the manner provided in Subsection 10.1(a) of a change of address which, from the effective date of such notice and until changed by like notice, shall be the address of Pan American or the Rights Agent, as the case may be, for all purposes of this Indenture.

10.3	Notice to the Holders

Except as herein otherwise expressly provided and subject to Section 10.4, any notice required or permitted to be given to the Holders under the provisions of this Indenture shall also be given, concurrently, to the Holder Committee, and shall be deemed to be validly given if personally delivered or if sent by ordinary post to the Holders at their addresses appearing in one of the registers hereinbefore mentioned. Any notice so sent shall be deemed to have been received on the next Business Day after the date of delivery to such address or, if mailed, on the fifth Business Day following the date on which it was mailed. Accidental error or omission in giving notice or accidental failure to give notice to Holders shall not invalidate any action or proceeding founded thereon. In determining under any provision hereof the date when notice of any meeting or other event must be given, the date of giving notice shall be included and the date of the meeting or other event shall be excluded.

10.4	Mail Service Information

(a)

If by reason of any interruption of mail service, actual or threatened, any notice to be given to the Holders, the Rights Agent or Pan American would be unlikely to reach its destination in the ordinary course of mail, such notice shall be valid and effective only if the notice is:

(i)

in the case of the Rights Agent or Pan American, delivered to an officer of the party to which it is addressed or if sent to such party, at the appropriate address in accordance with Section 10.1 by electronic transmission or other means of prepaid transmitted or recorded communication; and

(ii)

in the case of Holders, published once (i) in the national edition of The Globe & Mail and the Wall Street Journal; and (ii) in such other place or places and manner, if any, as the Rights Agent may require.

(b)	Any notice given to the Holders by publication shall be deemed to have been given on the last day on which publication shall have been effected as required pursuant to Subsection 10.4(a).

ARTICLE 11

CONCERNING THE RIGHTS AGENT

11.1	No Conflict of Interest

The Rights Agent represents to Pan American that to the best of its knowledge, at the date of the execution and delivery of this Indenture there exists no material conflict of interest in its role as a fiduciary hereunder. In the event of a material conflict of interest arising in the Rights Agent’s role as fiduciary hereunder the Rights Agent shall, as soon as practicable but in any case within twenty (20) days after ascertaining that it has such material conflict of interest, either eliminate the same or assign its trust hereunder to a successor rights agent approved by Pan American. Notwithstanding the foregoing provisions of this section, if any such material conflict of interest exists or hereafter shall exist, the validity and enforceability of this Indenture and the Rights Certificate(s) shall not be affected in any manner whatsoever by reason hereof.

11.2	Replacement of Rights Agent

(a)

The Rights Agent may resign its trust and be discharged from all further duties and liabilities hereunder by giving to Pan American at least forty five (45) days’ notice in writing or such shorter notice as Pan American may accept as sufficient. The Holders by Extraordinary Resolution shall have the power at any time to remove the existing Rights Agent and to appoint a new rights agent. If the Rights Agent resigns or is removed by Extraordinary Resolution or is dissolved, becomes bankrupt, goes into liquidation or otherwise becomes incapable of acting hereunder, Pan American shall forthwith appoint a new rights agent unless a new rights agent has already been appointed by the Holders; failing such appointment by Pan American, the retiring Rights Agent or any Holder may bring the matter to binding arbitration in accordance with Section 6.2, for the appointment of a new rights agent; but any new rights agent so appointed by Pan American or by arbitration shall be subject to removal as aforesaid by the Holders. Any new rights agent appointed under any provision of this Section 11.2 must be a corporation authorized to carry on the business of a trust company in the Province of British Columbia and, if required by the applicable trust indenture legislation of any other province or territory, in that other province or territory, and must be a corporation which is independent of Pan American and has no material conflict of interest. On any new appointment the new rights agent shall be vested with the same powers, rights, duties and responsibilities as if it had been originally named herein as Rights Agent.

(b)

Any corporation into which the Rights Agent may be merged or with which it may be consolidated or amalgamated or any corporation resulting from any merger, consolidation or amalgamation to which the Rights Agent shall be a party or any corporation succeeding to the trust business of the Rights Agent, shall be the successor rights agent under this Indenture without the execution of any instrument or any further act.

11.3	Evidence, Experts and Advisers

(a)

In addition to the reports, certificates, opinions and other evidence required by this Indenture, Pan American shall furnish to the Rights Agent such additional evidence of compliance with any provision hereof, and in such form, as may be prescribed by applicable trust indenture legislation or as the Rights Agent may reasonably require by written notice to Pan American.

(b)

In the exercise of its rights and duties hereunder, the Rights Agent may, if it is acting in good faith, rely as to the truth of the statements and the accuracy of the opinions expressed in statutory declarations, opinions, reports, written requests, consents, or orders of Pan American, certificates of Pan American or other evidence furnished to the Rights Agent pursuant to any provision hereof or any indenture legislation or pursuant to a request of the Rights Agent, not only as to its due execution and the validity and effectiveness of its provisions, but also to the truth and acceptability of any information therein contained which the Rights Agent in good faith believes to be genuine.

(c)

Proof of the execution of an instrument in writing, including a Holders’ Request, by any Holder may be made by the certificate of a notary public, or other officer with similar powers, that the person signing such instrument acknowledged to it the execution thereof, or by an affidavit of a witness to such execution or in any other manner which the Rights Agent may consider adequate.

(d)

The Rights Agent may, at the expense of Pan American employ or retain such Counsel, accountants, appraisers or other experts or advisers as it may reasonably require for the purpose of discharging its duties hereunder and may pay reasonable remuneration for all services so performed by any of them, without taxation of costs of any counsel, and shall not be responsible for any misconduct or negligence on the part of any such experts or advisers who have been appointed with due care by the Rights Agent.

11.4	Rights Agent May Deal in Securities

Subject to Section 11.1, the Rights Agent may buy, sell, lend upon and deal in securities of Pan American and generally contract and enter into financial transactions with Pan American or otherwise, without being liable to account for any profits made thereby.

11.5	Rights Agent Not Ordinarily Bound

Except as otherwise specifically provided herein, the Rights Agent shall not be bound to give notice to any Person of the execution hereof, nor to do, observe or perform or see to the observance or performance by Pan American of any of the obligations herein imposed upon Pan American or of the covenants on the part of Pan American herein contained.

11.6	Rights Agent Not Required to Give Security

The Rights Agent shall not be required to give any bond or security in respect of the execution of the trusts and powers of this Indenture or otherwise in respect of the premises.

11.7	Rights Agent Not Required to Give Notice of Default

The Rights Agent shall not be bound to give any notice or do or take any act, action or proceeding by virtue of the powers conferred on it hereby unless and until it shall have been required to do so under the terms hereof; nor shall the Rights Agent be required to take notice of any Event of Default, unless and until notified in writing of such Event of Default, which notice shall distinctly specify the specific Event of Default desired to be brought to the attention of the Rights Agent and in the absence of any such notice the Rights Agent may for all purposes of this Indenture conclusively assume that no Event of Default has occurred. Any such notice shall in no way limit any discretion herein given to the Rights Agent to determine whether or not the Rights Agent shall take action with respect to any Event of Default.

11.8	Acceptance of Appointment

The Rights Agent hereby accepts its appointment as Rights Agent and its duties and obligations in this Indenture declared and provided for and agrees to perform them upon the terms and conditions herein set forth and to hold and exercise the rights, privileges and benefits conferred upon it hereby, subject to all the terms and conditions herein set forth, until discharged therefrom by resignation or other lawful removal.

11.9	Duties of Rights Agent

The Rights Agent, in exercising its powers and discharging its duties hereunder, shall:

(a)	act honestly and in good faith with a view to the best interests of the Holders; and

(b)	exercise the care, diligence and skill that a reasonably prudent rights agent would exercise in comparable circumstances.

11.10	Actions by Rights Agent

(a)

Subject only to Section 11.9, the obligation of the Rights Agent to commence or continue any act, action or proceeding for the purpose of enforcing any rights of the Rights Agent or the Holders hereunder shall be conditional upon the Holders delivering to the Rights Agent:

(i)	a Holder’s Request or Extraordinary Resolution directing the Rights Agent to take such act, action, or proceeding;

(ii)	sufficient funds to commence or continue such act, action or proceeding; and

(iii)

an indemnity reasonably satisfactory to the Rights Agent to protect and hold harmless the Rights Agent against the costs, charges and expenses and liabilities to be incurred thereby and any loss and damages it may suffer by reason thereof.

(b)

None of the provisions contained in this Indenture shall require the Rights Agent to expend or risk its own funds or otherwise incur financial liability in the performance of any of its duties or in the exercise of any of its rights or powers unless indemnified and funded as aforesaid.

The Rights Agent may, before commencing or at any time during the continuance of any such act, action or proceeding, require the Holders, at whose instance it is acting, to deposit with the Rights Agent the Rights held by them, for which Rights the Rights Agent shall issue receipts.

11.11	Protection of Rights Agent

By way of supplement to the provisions of any law for the time being relating to trustees it is expressly declared and agreed as follows:

(a)

the Rights Agent shall not be liable for or by reason of any statements of fact or recitals in this Indenture or in the Rights Certificates (except the representation contained in Section 11.1 or in the certificate of the Rights Agent on the Rights Certificates) or be required to verify the same, but all such statements or recitals are and shall be deemed to be made by Pan American;

(b)

nothing herein contained shall impose any obligation on the Rights Agent to see to or to require evidence of the registration or filing (or renewal thereof) of this Indenture or any instrument ancillary or supplemental hereto; and

(c)	the Rights Agent shall not be bound to give notice to any Person or Persons of the execution hereof.

11.12	Indemnification of the Rights Agent

The Rights Agent, its officers, directors, agents and employees shall at all times be indemnified and saved harmless by Pan American from and against all claims, demands, losses, actions, causes of action, suits, proceedings, costs, charges, expenses, assessments, judgements, damages and liabilities whatsoever arising in connection with this Indenture, including, without limitation, those arising out of or related to actions taken or omitted to be taken by the Rights Agent contemplated hereby, reasonable expert consultant and legal fees and disbursements on a solicitor and client basis and reasonable costs and expenses incurred in connection with the enforcement of this indemnity, which the Rights Agent may suffer or incur, whether at law or in equity, in any way caused by or arising, directly or indirectly, in respect of any act, deed, matter or thing whatsoever made, done, acquiesced in or omitted in or about or in relation to the execution of its duties as Rights Agent. The foregoing provisions of this section do not apply to the extent that in any circumstance there have been acts of gross negligence, wilful misconduct, or bad faith by the Rights Agent. This indemnity shall survive the termination or discharge of this Indenture and the resignation or removal of the Rights Agent.

11.13	Third Party Interests

Each party to this Indenture hereby represents to the Rights Agent that any account to be opened by, or interest to held by the Rights Agent in connection with this Indenture, for or to the credit of such party, either: (a) is not intended to be used by or on behalf of any third party; or (ii) is intended to be used by or on behalf of a third party, in which case such party hereto agrees to complete and execute forthwith a declaration in the Rights Agent’s prescribed form as to the particulars of such third party.

11.14	Not Bound to Act/ Anti-Money Laundering

The Rights Agent shall retain the right not to act and shall not be liable for refusing to act if, due to a lack of information or for any other reason whatsoever, the Rights Agent, in its sole judgment, determines that such act might cause it to be in non-compliance with any applicable anti-money laundering, anti-terrorist or economic sanctions legislation, regulation or guideline. Further, should the Rights Agent, in its sole judgment, determine at any time that its acting under this Indenture has resulted in its being in non-compliance with any applicable anti-money laundering, antiterrorist or economic sanctions legislation, regulation or guideline, then it shall have the right to resign on ten (10) days’ written notice to Pan American, provided (i) that the Rights Agent’s written notice shall describe the circumstances of such non-compliance; and (ii) that if such circumstances are rectified to the Rights Agent’s satisfaction within such ten (10) day period, then such resignation shall not be effective.

11.15	Privacy Laws

The parties acknowledge that the Rights Agent may, in the course of providing services hereunder, collect or receive financial and other personal information about such parties and/or their representatives, as individuals, or about other individuals related to the subject matter hereof, and use such information for the following purposes: (a) to provide the services required under this Indenture and other services that may be requested from time to time; (b) to help the Rights Agent manage its servicing relationships with such individuals; (c) to meet the Rights Agent’s legal and regulatory requirements; and (d) if Social Insurance Numbers are collected by the Rights Agent, to perform tax reporting and to assist in verification of an individual’s identity for security purposes.

Each party acknowledges and agrees that the Rights Agent may receive, collect, use and disclose personal information provided to it or acquired by it in the course of its acting as agent hereunder this Indenture for the purposes described above and, generally, in the manner and on the terms described in its Privacy Code, which the Rights Agent shall make available on its website, www.computershare.com, or upon request, including revisions thereto. The Rights Agent may transfer personal information to other companies in or outside of Canada that provide data processing and storage or other support in order to facilitate the services it provides.

Further, each party agrees that it shall not provide or cause to be provided to the Rights Agent any personal information relating to an individual who is not a party to this Indenture unless the that party has assured itself that such individual understands and has consented to the aforementioned uses and disclosures.

11.16	Force Majeure

Except for the payment obligations of Pan American contained herein, neither party shall be liable to the other, or held in breach of this Agreement, if prevented, hindered, or delayed in the performance or observance of any provisions contained herein by reason of act of God, riots, terrorism, acts of war, epidemics, governmental action or judicial order, earthquakes, economic sanctions or any other similar causes (including, but not limited to, mechanical, electronic or communication interruptions, disruptions or failures). Performance times under this Agreement shall be extended for a period of time equivalent to the time lost because of any delay that is excusable under this section.

11.17	SEC Clause

Pan American confirms that (i) the Pan American Shares are registered pursuant to Section 12(b) of the U.S. Exchange Act; (ii) the Rights are being issued pursuant to the exemption from registration under the U.S. Securities Act provided by Section 3(a)(10) thereof and are not “restricted securities” as defined in Rule 144 thereunder; and (iii) the Pan American Shares representing the CVR Payment Amounts, if issued, will be issued pursuant to the exemption from registration under the U.S. Securities Act provided by Section 3(a)(9) thereof, will not be “restricted securities” as defined in Rule 144 thereunder and shall not bear a U.S. restrictive legend. Pan American covenants that as of the Effective Date, Pan American will register the Rights under Section 12(g) of the U.S. Exchange Act, and Pan American will comply with all reporting and other obligations relating to the Rights as required under the U.S. Exchange Act provided, however, that such registration shall not be required if it shall be determined that there are not the requisite number of Holders to require registration under Section 12(g) of the U.S. Exchange Act. Pan American further covenants that if Pan American’s registration or reporting obligations with respect to the Pan American Shares or the Rights shall be terminated by Pan American in accordance with the U.S. Exchange Act, Pan American shall promptly deliver to the Rights Agent an officer’s certificate (in a form provided by the Rights Agent) notifying the Rights Agent of such registration or termination and such other information as the Rights Agent may require at the time. Pan American acknowledges that the Rights Agent is relying upon the foregoing representation and covenants in order to meet certain SEC obligations with respect to those clients that are filing with the SEC.

ARTICLE 12

AMENDMENTS

12.1	Amendments Without Consent of the Holders or Holder Committee

Pan American may unilaterally enter into one or more amendments to this Indenture for any of the following purposes, with the consent of the Holder Committee, acting reasonably, and without the consent of any of the Holders:

(a)	to evidence the appointment of another person as a successor Rights Agent;

(b)	to add to the covenants of Pan American such further covenants, restrictions, conditions or provisions for the protection and benefit of the Holders;

(c)

to cure any ambiguity, to correct or supplement any provision in this Indenture that may be defective or inconsistent with any other provision in this Indenture or to make any other provisions with respect to matters or questions arising under this Indenture; or

(d)	any other amendment to this Indenture that would provide any additional rights or benefits to the Holders and that does not adversely affect the interests of any such Holder.

12.2	Amendments with Consent of Holders

With the consent of the Holder Committee and with Required Holders Approval, which for the purposes of this Section 12.2 only shall be fifty percent (50%) of the Holders, Pan American and the Rights Agent may enter into one or more amendments to this Indenture for the purpose of adding, eliminating or changing any provisions of this Indenture, even if such addition, elimination or change is adverse to the interests of the Holders.

Promptly after the execution by Pan American and the Rights Agent of any amendment listed above (whether with or without the consent of Holders), the Rights Agent will notify the Holders of such amendment.

ARTICLE 13

EVENTS OF DEFAULT

13.1	Events of Default Under this Indenture

(a)	Prior to the earlier of the Payment Date and the Termination Date, each one of the following events is an event of default (each, an “Event of Default”) under this Indenture:

(i)

any representation or warranty made by Pan American in this Indenture or in respect of the Rights shall prove to have been incorrect in any material respect when made or deemed to be made; provided that where such representation or warranty is capable of remediation then an Event of Default shall occur only where it continues to be incorrect for thirty (30) days after written notice thereof has been given to Pan American by the Rights Agent or to Pan American and the Rights Agent by the Holder Committee or any Required Holders specifying the relevant representation or warranty and requiring it to be remedied;

(ii)

Pan American shall fail to observe or perform any covenant, condition or agreement contained in this Indenture or in respect of the Rights and such failure shall continue unremedied for a period of thirty (30) days after written notice has been given to Pan American by the Rights Agent or to Pan American and the Rights Agent by the Holder Committee or any Required Holders specifying such failure and requiring it to be remedied;

(iii)

a court having competent jurisdiction over Pan American entering a decree or order (i) for relief in respect of Pan American following the filing of any petition, application or other proceeding against or in respect of Pan American by or on behalf of a Person (other than Pan American) under any applicable bankruptcy, insolvency or other similar law now or thereafter in effect, or (ii) appointing a receiver, liquidator, assignee, custodian, trustee or sequestrator (or similar official) of Pan American or for any substantial part of its property or ordering the winding up or liquidation of its affairs, and in case of (i) or (ii), such decree or order remaining unstayed and in effect for a period of thirty (30) consecutive days; or

(iv)

Pan American voluntarily (i) commencing or filing any petition, application or other proceeding under any applicable bankruptcy, insolvency or other similar law now or hereafter in effect, (ii) consenting to the entry of an order for relief under any proceeding initiated against or in respect of Pan American by or on behalf of a Person (other than Pan American) under any such law, (iii) consenting to the appointment of or taking possession by a receiver, liquidator, assignee, custodian, trustee or sequestrator (or similar official) of Pan American or for any substantial part of its property, or (iv) making any general assignment for the benefit of its creditors.

(b)

If an Event of Default described in Section 13.1(a)(iii) or Section 13.1(a)(iv) above occurs, then the Rights in aggregate will thereafter automatically be converted into and represent an unsecured claim for indebtedness against Minera San Rafael in an amount of $208,000,000 in cash plus any additional amount determined to be due and payable to Holders by Pan American pursuant to any arbitration under Section 6.2 in lieu of delivery of Pan American Shares, regardless of the satisfaction of the Payment Condition (for greater certainty, such unsecured claim shall rank pari passu with other unsecured claims of Minera San Rafael) and the Rights shall no longer entitle Holders to Pan American Shares in any circumstance.

(c)

If an Event of Default described in Section 13.1(a) occurs and is continuing, then either the Rights Agent by notice to Pan American or the Rights Agent upon the written request of Required Holders by notice to Pan American and to the Rights Agent, shall bring the matter to binding arbitration in accordance with Section 6.2 to protect the rights of the Holders, including to obtain payment for any amounts then due and payable, which amounts shall bear interest at the Default Rate from the date of the occurrence of the applicable Event of Default until payment is made to the Rights Agent.

(d)

The foregoing provisions are subject to the condition that if, at any time after the Rights Agent shall have delivered a notice of arbitration, and before any judgment or decree for the payment of the moneys due shall have been obtained or entered, Pan American shall pay or shall deposit with the Rights Agent a sum sufficient to pay all such amounts which shall have become due and payable (with interest upon such overdue amount at the Default Rate to the date of such payment or deposit) and such amount as shall be sufficient to cover reasonable compensation to the Rights Agent, its agents, attorneys and counsel, and all other reasonable out-of-pocket expenses and liabilities incurred and all advances made, by the Rights Agent, and if any and all Events of Default under this Indenture shall have been cured, waived or otherwise remedied as provided in this Indenture, then and in every such case the Required Holders, by written notice to Pan American and to the Rights Agent, may waive all Events of Default with respect to the Rights, but no such wavier or rescission and annulment will extend to or will affect any subsequent Event of Default or shall impair any right consequent thereof.

(e)

Pan American shall provide the Rights Agent with written notice of the occurrence of any Event of Default under this Indenture within three (3) Business Days of Pan American becoming aware of any such Event of Default.

ARTICLE 14

CHANGE OF CONTROL

14.1	Change of Control

If, at any time prior to three Business Days after the date of delivery of the Achievement Certificate, (i) Pan American enters into a definitive agreement with any third party which would result in a Change of Control, or (ii) Pan American Shares are taken up pursuant to an unsolicited Take-Over Bid, the CVR Payment Amount shall become immediately due and payable whether or not the Payment Condition has been met, and the CVR Payment Amount shall be paid in accordance with the payment procedures and payment mechanism set out in Article 3 as if the Payment Condition had been duly satisfied upon the Change of Control, or upon the take-up of Pan American Shares in the case of an unsolicited Take-Over Bid.

ARTICLE 15

GENERAL PROVISIONS

15.1	Execution

This Indenture may be simultaneously executed in several counterparts, and may be executed by facsimile or other means of electronic communication producing a printed copy, each of which when so executed shall be deemed to be an original and such counterparts together shall constitute one and the same instrument and notwithstanding their date of execution they shall be deemed to be dated as of the date hereof.

15.2	Formal Date

This Indenture may be referred to as bearing the formal date [•], 2019 irrespective of the actual date of execution hereof.

15.3	Satisfaction and Discharge of Indenture

Upon the Termination Date, this Indenture shall cease to be of any force and effect and the Rights Agent, on demand of and at the cost and expense of Pan American and upon delivery to the Rights Agent of a certificate of Pan American stating that all conditions precedent to the satisfaction and discharge of this Indenture have been complied with, shall execute instruments as requested by Pan American acknowledging satisfaction of and discharging this Indenture. Notwithstanding the foregoing, the indemnities provided to the Rights Agent by Pan American hereunder shall remain in full force and effect and survive the termination of this Indenture.

15.4	Provisions of Indenture and Rights for the Sole Benefit of Parties and Holders

Nothing in this Indenture or in the Rights Certificates, expressed or implied, shall give or be construed to give to any Person other than the parties thereto and the Holders, as the case may be, any legal or equitable right, remedy or claim under this Indenture, or under any covenant or provision herein or therein contained, all such covenants and provisions being for the sole benefit of the parties hereto and the Holders.

15.5	Withholding

Each of Pan American and the Rights Agent shall be entitled to deduct and withhold from any amounts or property to be issued, paid, assigned or conveyed hereunder, such amounts as Pan American or the Rights Agent, as the case may be, is required to deduct and withhold with respect to such payment or transfer under the Income Tax Act (Canada) or any provision of federal, provincial, state, local or foreign tax law (including, for the avoidance of doubt, U.S. federal income tax law if applicable). Pan American or the Rights Agent, as applicable, may sell or otherwise dispose of such Pan American Shares otherwise payable to a Holder hereunder as is necessary to provide sufficient funds to enable the payor to comply with such deduction and/or withholding requirements. In lieu of withholding such amounts Pan American and the Rights Agent shall be entitled to otherwise recover or to require a Holder to provide for such applicable taxes. To the extent that amounts are so withheld, such withheld amounts shall be treated for all purposes hereof as having been paid to the relevant Holder, provided that such withheld amounts are actually remitted to the appropriate taxing authority.

[The remainder of this page is intentionally blank; signature page follows.]

IN WITNESS WHEREOF the parties hereto have executed this Indenture under the hands of their proper officers in that behalf.

PAN AMERICAN SILVER CORP.

By:
Name:
Title:

MINERAL SAN RAFAEL S.A.

By:
Name:
Title:

COMPUTERSHARE TRUST COMPANY OF CANADA

By:
Name:
Title:

By:
Name:
Title:

SCHEDULE “A”

FORM OF RIGHTS CERTIFICATE

(see attached)

THIS IS SCHEDULE “A” to the Rights Indenture made as of [•], 2019 between PAN AMERICAN SILVER CORP., MINERA SAN RAFAEL S.A. and COMPUTERSHARE TRUST COMPANY OF CANADA, as Rights Agent.

RIGHTS CERTIFICATE

PAN AMERICAN SILVER CORP. (a corporation existing under the laws of British Columbia)

(“Pan American”)

RIGHTS CERTIFICATE NO.

RIGHTS, each entitling the holder to acquire the CVR Payment Amount.

THIS IS TO CERTIFY THAT

(the “holder”) is the registered holder of the number specified above of rights (“Rights”), each Right entitling the holder to receive Common shares of Pan American all on the terms and conditions set out in a rights indenture (the “Rights Indenture”) between Pan American, Minera San Rafael S.A. and Computershare Trust Company of Canada dated [•], 2019.

The Rights represented by this certificate are issued under and pursuant to the Rights Indenture. Reference is made to the Rights Indenture and any instruments supplemental thereto for a full description of the rights of the holders of the Rights and the terms and conditions upon which the Rights are, or are to be, issued and held, with the same effect as if the provisions of the Rights Indenture and all instruments supplemental thereto were herein set forth. By acceptance hereof, the holder assents to all provisions of the Rights Indenture. In the event of a conflict between the provisions of this Rights Certificate and the Rights Indenture, the provisions of the Rights Indenture shall govern. Capitalized terms used in the Rights Indenture have the meaning herein as therein, unless otherwise defined.

The registered holder of this Rights Certificate may, at any time prior to the close of business on the last Business Day immediately preceding the earlier of the Payment Date and the Termination Date, upon surrender hereof to the Rights Agent at its offices in the city of Vancouver, British Columbia, exchange this Rights Certificate for other Rights Certificates entitling the holder to acquire, in the aggregate, the same CVR Payment Amount as may be acquired under this Rights Certificate.

The holding of the Rights evidenced by this Rights Certificate shall not constitute the holder hereof a shareholder of Pan American or entitle the holder to any right or interest in respect thereof except as expressly provided in the Rights Indenture and in this Rights Certificate.

The Rights Indenture provides that all holders of Rights shall be bound by any resolution passed at a meeting of the holders held in accordance with the provisions of the Rights Indenture and resolutions signed by the holders of Rights.

The Rights evidenced by this Rights Certificate may only be transferred in accordance with the terms of the Rights Indenture and upon compliance with such reasonable requirements as the Rights Agent may prescribe.

This Rights Certificate shall not be valid for any purpose whatever unless and until it has been certified by or on behalf of the Rights Agent.

Time shall be of the essence hereof.

IN WITNESS WHEREOF Pan American has caused this Rights Certificate to be signed by its duly authorized officer as of [•], 2019.

PAN AMERICAN SILVER CORP.

Per:
(Authorized Signatory)

Certified by:

COMPUTERSHARE TRUST COMPANY OF CANADA

Rights Agent

Per:
(Authorized Signatory)

SCHEDULE “B”

TRANSFER FORM

(see attached)

THIS IS SCHEDULE “B” to the Rights Indenture made as of [•], 2019 between PAN AMERICAN SILVER CORP., MINERA SAN RAFAEL S.A. and COMPUTERSHARE TRUST COMPANY OF CANADA, as Rights Agent.

TRANSFER FORM

ANY TRANSFER OF RIGHTS WILL REQUIRE COMPLIANCE WITH APPLICABLE SECURITIES LEGISLATION. TRANSFERORS AND TRANSFEREES ARE URGED TO CONTACT LEGAL COUNSEL BEFORE EFFECTING ANY SUCH TRANSFER.

TO:	Pan American Silver Corp.

c/o Computershare Trust Company of Canada

[•]

Attention: Manager, Corporate Trust

FOR VALUE RECEIVED, the undersigned hereby sells, assigns and transfers unto:

(name)

(address)

                                          of the Rights registered in the name of the undersigned represented by the within Right certificate and hereby appoints                                                                           as its attorney with full power of substitution to transfer the said Rights on the appropriate register of the Right and the Rights Agent.

DATED this      day of             , 20    .

Signature Guaranteed	Name of Holder

Name of Authorized Representative	Signature of Holder or Authorized Representative

Title or Capacity of Authorized Representative	Signature of Holder or Authorized Representative

Instructions:

The signature of the Holder must be the signature of the registered holder appearing on the face of this Right Certificate.

If this Transfer Form is signed by a trustee, executor, administrator, curator, guardian, attorney, officer of a corporation or any person acting in a fiduciary or representative capacity, the Right certificate must be accompanied by evidence of authority to sign satisfactory to the Rights Agent and the Corporation, acting reasonably.

The signature on this Transfer Form must be guaranteed by a Schedule 1 Canadian chartered bank, a Canadian trust company, medallion guaranteed by a recognized medallion signature guarantee program or in any other manner satisfactory to the Rights Agent. The guarantor must affix a stamp bearing the actual words “Signature Guaranteed”. Signature guarantees are not accepted from treasury branches or credit unions unless they are members of the Stamp Medallion Program. In the United States, signature guarantees must be done by members of the “Medallion Signature Guarantee Program” only.

SCHEDULE “C”

FORM OF INDEMNITY AGREEMENT

(see attached)

INDEMNITY AGREEMENT

THIS INDEMNITY AGREEMENT effective as of the ● day of ●, ●.

BETWEEN:

PAN AMERICAN SILVER, a company incorporated under the laws of British Columbia, having an office at 1500 - 625 Howe Street Vancouver, British Columbia;

(the “Company”)

AND:

●, having a resident address at

(the “Member”)

WHEREAS:

A.                           The Member has been requested to consent to act or to continue to act as a member of the holder committee of the Company (the “Holder Committee”) as established by the rights indenture among the Company, Minera San Rafael S.A. and Computershare Trust Company of Canada dated [•], 2019 (the “Rights Indenture”);

B.                           The Member is willing to act or to continue to act on the condition that the Company enter into this Indemnity Agreement.

NOW THEREFORE in consideration of the Member consenting to act, or continuing to act, as member of the Holder Committee and for other good and valuable consideration, the receipt and sufficiency of which is acknowledged by the parties, the Company agrees with the Member as follows:

1.	DEFINITIONS

For the purposes of this Indemnity Agreement:

1.1                           “affiliate” has the meaning given in the Business Corporations Act (British Columbia), as it may be amended (the “BCA”);

1.2                           “expenses” includes costs, charges and expenses, including legal and other fees, but does not include judgments, penalties, fines or amounts paid in settlement of a Claim.

2.	INDEMNITY

2.1                         General Scope: The Company shall indemnify the Member and the Member’s heirs or other personal or legal representatives (collectively the “Indemnitees” and individually an “Indemnitee”) for all liabilities or obligations imposed upon or incurred by the Indemnitees at law (common or civil), in equity or by, pursuant to or under any statute or regulation and all expenses (“Liability”) in relation to any claim, charge, demand, action or suit whether civil, criminal or administrative and whether made or commenced by the Company, by an affiliate or by any other person (collectively, or individually, a “Claim”) arising out of or in connection with the Holder Committee or the Member’s performance of its obligations under the Rights Indenture, including the reasonable costs and expenses of defending the Holder Committee and the Indemnitiees, against any Claim arising out of or in connection with such performance under the Rights Indenture, PROVIDED THAT the Member shall not be indemnified for such loss that has been determined by a court of competent jurisdiction to have resulted from the Member’s bad faith or wilful misconduct.

2.2                         Absolute Liability: Without limiting the generality of paragraph 2.1, the Company shall indemnify the Indemnitees against any Liability in relation to a Claim which is statutorily imposed on the Member, regardless of the Member’s conduct, and whether or not the Member is at fault.

2.3                         Actual Payment: The Company shall pay all amounts due to an Indemnitee under this Indemnity Agreement forthwith upon demand by the Indemnitee.

3.	INDEMNITY RESTRICTED

Despite any other provision of this Indemnity Agreement, the Company is not obliged under this Indemnity Agreement to make any payment that is prohibited by applicable law, including, as at the date of this Indemnity Agreement, Section 163 of the BCA, if that provision is applicable, or by court order in force at the date the payment must be made.

4.	ADVANCE EXPENSES

Unless prohibited by applicable law or court order, the Company shall pay, as they are incurred, in advance of the final disposition of a Claim, the expenses actually and reasonably incurred by an Indemnitee in respect of the Claim; PROVIDED THAT the Company shall NOT make such payments unless the Company first receives from the Indemnitee a written undertaking that, if it is ultimately determined that the payment of expenses is prohibited by applicable law, the Indemnitee will repay the amounts advanced.

5.	TAXABLE BENEFITS

Any indemnity payment made pursuant to this Indemnity Agreement shall be grossed up by the amount of any tax payable by the Indemnitee pursuant to the Income Tax Act (Canada), as it may be amended, or any other taxation statute or regulation applicable to the Indemnitee in respect of such payment.

6.	ENFORCEMENT COSTS

6.1                         Application to Court: If any payment by the Company under this Indemnity Agreement would be prohibited under paragraph 3 unless approved by a court, or if there shall be a disagreement between the Company and any Indemnitee as to whether or not an indemnification under this Indemnity Agreement would be prohibited under paragraph 3 unless approved by the court, the Company, at its own expense and in good faith, will promptly take proceedings to obtain that approval or such other appropriate determination. The Company shall indemnify the Indemnitees for the amount of all costs incurred by any or all of them in obtaining any court approval contemplated by this paragraph 6.1, including without limitation all legal fees and disbursements.

6.2                          Independent Counsel: The Indemnitees, or any of them, may each retain their own independent legal counsel for the purpose set out in paragraph 6.1 or for any other purpose in relation to a Claim and the cost of such representation shall be considered a “Liability” to which this Indemnity Agreement applies.

6.3                          No Presumption of Wrong Doing: The determination of any Claim, by adjudication, settlement, or otherwise, shall not, of itself, create any presumption for the purposes of this Indemnity Agreement that the Member did not act honestly and in good faith with a view to the best interests of the Company, or, in the case of a criminal or administrative action or proceeding, that the Member did not have reasonable grounds for believing that his conduct was lawful, unless a judgment or order of a court having jurisdiction specifically finds otherwise.

7.                            MEMBER CEASING TO ACT

The Member may resign at any time as a member of the Holder Committee. The obligations of the Company hereunder continue after and are not affected in any way by: (a) the Member ceasing to be a member of the Holder Committee whether by resignation, removal, death, incapacity, disqualification under applicable law or otherwise; or (b) the termination of the Rights Indenture.

8.                            RE-ELECTION

The obligations of the Company under this Indemnity Agreement continue after and are not affected in any way by the re-election or re-appointment from time to time of the member as a Member of the Holder Committee.

9.                            CONTINUING INDEMNITY

9.1                          Other Compensation: The obligations of the Company under this Indemnity Agreement are not diminished or in any way affected by:

(a)	Financial Interest: the Member holding from time to time any direct or indirect financial interest in the Company, in an affiliate or in a corporation otherwise related to the Company;

(b)	Salary/Compensation: payment by the Company, by an affiliate, or by any corporation otherwise related to the Company, to the Member of member’s fees or any salary, wages or other compensation;

(c)

Interested Contracts: payment by the Company, by an affiliate, or by any corporation otherwise related to the Company, to the Member or to any firm of which the Member is a partner, associate or employee, of any fees for services rendered;

(d)	Member Insurance: any members’ liability insurance placed by or for the benefit of the Member by the Member, the Company, an affiliate or any entity related to any of them; or

(e)

Other Indemnities: payment to the Member by any shareholder of the Company, an affiliate or any corporation otherwise related to the Company, or by any other person pursuant to any other contract of indemnity.

9.2                           Non Compliance with Constating Documents: Subject to paragraph 3, the obligations of the Company under this Indemnity Agreement are not diminished, or in any way affected by the Member’s failure to comply with the provisions of the BCA, or of the memorandum, articles or notice of articles of the Company.

9.3                          Non Waiver: No waiver by the Member of any default or breach of any of the terms, covenants, conditions, or obligations of this Indemnity Agreement shall constitute a waiver by the Member of any prior, concurrent, or subsequent default or breach of the same, or any other term, covenant, condition, or obligation of the Company.

10.                          REPORTING

10.1                       Material Developments: The Company shall report promptly and regularly to the Member any material adverse change in the financial condition, business or property of the Company or any entity related to it and any event or circumstance known to the Company that may result, directly or indirectly, in any liability or obligation being imposed upon any Indemnitee.

10.2                       Member Cooperation: The Member agrees to give notice to the Company within five business days of being served with any statement of claim, writ, notice of motion, indictment, or other documents commencing or continuing any Claim against the Member. The Member agrees to give the Company such information and cooperation as the Company may reasonably require from time to time in respect of all matters contemplated by this Indemnity Agreement.

10.3                       Company Cooperation: The Company agrees to notify the Member in writing within five business days of being served with any statement of claim, writ, notice of motion, indictment, or other document commencing or continuing any Claim against the Member. The Company agrees to give the Member such information and cooperation as the Member may reasonably require from time to time in respect of all matters under this Indemnity Agreement.

11.                          LAW AND JURISDICTION

This Indemnity Agreement is governed by British Columbia law. The Company and the Member attorn irrevocably and unconditionally to the jurisdiction of the courts of British Columbia in respect of any action or proceeding commenced by an Indemnitee or the Company in respect of this Indemnity Agreement.

12.                          ENUREMENT

This Indemnity Agreement enures to the benefit of the Member and the Member’s heirs, executors, administrators and personal representatives. This Indemnity Agreement is binding upon the Company and its successors and assigns.

IN WITNESS WHEREOF this Indemnity Agreement has been executed by the Company and the Member as of the date first above written.

PAN AMERICAN SILVER CORP.

By:
Authorized Signatory
MEMBER

SCHEDULE G

Mexico Properties

Pan American Silver Corp.
100%
Minefinders Corporation Ltd.
100%
Minera Minefinders S.A. de C.V.
La Bolsa
100%
Corner Bay Silver Inc.
5.05%
94.95%
100%
PASMEX S.A. de C.V.
Pan Mackenzie Resources Inc.
13.06%
86.94%
22.42%
5.385%
72.195%
Plata Panamericana S.A. de C.V.
Minera Corner Bay S.A. de C.V.
83.53%
16.47%
La Colorada
Alamo Dorado
Compañia Minera Dolores S.A. de C.V.
Dolores
La Virginia

Note:

In some jurisdictions in which Pan American and Tahoe operate, laws require that a company operating mineral properties must have more than one shareholder. For those jurisdictions, a nominal interest may be held by an individual or other affiliated entity and this may not be represented on the charts. Percentages shown indicate ownership of common shares and other voting interests and do not include holdings of investment shares in Peru or other nonvoting shares. Percentages are rounded (in most cases. to a maximum of two decimal places).

YOUR VOTE IS IMPORTANT

The Board of Pan American unanimously recommends a vote FOR all resolutions.

QUESTIONS MAY BE DIRECTED TO THE PROXY SOLICITATION AGENT

North American Toll Free:

1-877-452-7184

Collect Calls Outside North America:

416-304-0211

Email: assistance@laurelhill.com